Filed pursuant to Rule 424(b)(2)

Registration No. 333-226412

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and accompanying prospectus are not offers to sell the securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer and sale are not permitted.

SUBJECT TO COMPLETION, DATED JULY 30, 2018

Prospectus Supplement

(to Prospectus dated July 30, 2018)

Up To 19,000,000 American Depositary Shares

Representing Up To 57,000,000 Equity Shares

HDFC Bank Limited is offering up to 57,000,000 equity shares in the form of American Depositary Shares or ADSs. Each American Depositary Share represents three equity shares of HDFC Bank Limited of par value of Rs.2.0 each.

Our American Depositary Shares are listed on the New York Stock Exchange under the symbol “HDB”. On July 27, 2018, the closing price of an ADS on the New York Stock Exchange was US$109.7.

PRICE US$             PER AMERICAN DEPOSITARY SHARE

Investing in our American Depositary Shares involves risks. See “Risk Factors” beginning on page S-20.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us (before expenses)
Per ADS	US$	US$	US$
Total	US$	US$	US$

Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2018.

Global Coordinators and Joint Bookrunners

BofA Merrill Lynch	Credit Suisse	J.P. Morgan	Morgan Stanley

Joint Bookrunners

BNP PARIBAS	Goldman Sachs	Nomura	UBS Investment Bank

The date of this prospectus supplement is                     , 2018.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of ADSs representing our equity shares (the “Offering”). It also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

This prospectus supplement, the accompanying prospectus and any free-writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. No person is authorized to provide you with different information. Neither we nor any of the underwriters are making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

The offered ADSs may not be offered or sold, directly or indirectly, in India or to any resident of India, except as permitted by applicable Indian laws and regulations.

You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase of the ADSs under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your purchase, and neither we nor the underwriters will have any responsibility therefor.

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we”, “us”, “our”, “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Companies Act, 1956 (to the extent such enactment remains in force) and the Companies Act, 2013 (to the extent notified as of the date of this document) and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “INR”, “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements included in the accompanying prospectus and all other financial data included in this prospectus supplement and the accompanying prospectus, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of the Banking Regulation Act, 1949 (the “Banking Regulatin Act”) and related regulations issued by the Reserve Bank of India (“RBI”) (collectively, “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences applicable to our business include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” are to our fiscal year ended March 31 of such year.

We generally prepare and publish our financial statements in accordance with Indian GAAP, except for purposes of the financial statements contained in our Annual Report on Form 20-F which we file with the U.S. Securities and Exchange Commission, or SEC, and for certain half-yearly information furnished on Form 6-K, which are prepared in accordance with U.S. GAAP.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares (“ADSs”) in the United States. These fluctuations will also affect the conversion into U.S. dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

During fiscal 2014, the rupee came under significant and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1% compared to the U.S. dollar. Investor expectations that reforms implemented by the Government of India (the “Government”) will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32% primarily reflecting global risk aversion and a strong U.S. dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1% against the U.S. dollar. This was mainly attributable to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the U.S. reform agenda. In fiscal 2018, the rupee ranged between a high of Rs.65.71 per US$1.00 and a low of Rs.63.38 per US$1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In the first quarter of fiscal 2019, the rupee depreciated by 5.1% against the U.S. dollar. Rising oil prices and consequently marginal deterioration of India’s current account deficit (“CAD”), slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively so far in the current fiscal.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End	Average*	High	Low
2014	60.00	60.76	68.80	53.65
2015	62.31	61.34	63.67	58.30
2016	66.25	65.58	68.84	61.99
2017	64.85	66.96	68.86	64.85
2018	65.11	64.48	65.71	63.38

*	based on end-of-month values.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average*	High	Low
January 2018	63.58	63.65	64.01	63.38
February 2018	65.20	64.43	65.20	63.93
March 2018	65.11	65.05	65.24	64.83
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87
July 2018 (through July 20)	68.74	68.67	69.01	68.42

*	based on daily values.

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs.65.11 on March 31, 2018. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 20, 2018 was Rs.68.74 per US$1.00.

The following table sets forth certain defined terms and their definition:

Term	Definition
ADSs	means American Depositary Shares.

ALCO	means Asset Liability Committee.

ALM	means Asset Liability Management.

AML	means Anti-Money Laundering.

ANBC	means adjusted net bank credit.

Articles	means our Articles of Association.

Banking Regulation Act	means the Banking Regulation Act, 1949.

Basel III	means the Basel III Capital Regulations.

BSE	means BSE Limited.

CAD	means current account deficit.

CBoP	means Centurion Bank of Punjab Limited.

Term	Definition

CET	means Common Equity Tier.

Civil Procedure Code	means the Indian Civil Procedure Code.

Companies Act	means the Indian Companies Act, 2013.

Credit Policies	means our Credit Policies & Procedure Manual and Credit Program.

CSR	means corporate social responsibility.

Depositary	means overseas depositary bank.

Depositary Receipt Scheme	means the Depositary Receipt Scheme, 2014 promulgated by the Government of India.

DIFC	means Dubai International Financial Center.

D-SIB	means domestic systemically important banks.

DTAA	means double taxation avoidance agreement.

EEA	means European Economic Area.

Exchange Act	means the Securities Exchange Act of 1934.

FATCA	means Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as the Foreign Account Tax Compliance Act).

FDI	means foreign direct investment.

FFIs	means foreign financial institutions.

Finance Act	means the Finance Act, 2018.

FIU	means the Financial Intelligence Unit (India).

GAAR	means General Anti-Avoidance Rules.

GDP	means gross domestic product.

Government	means Government of India.

GST	means Goods and Services Tax.

HDBFSL	means HDB Financial Services Limited.

HDFC Group	means HDFC Limited and its subsidiaries.

HDFC Limited	means Housing Development Finance Corporation Limited.

HSL	means HDFC Securities Limited.

ICAAP	means Internal Capital Adequacy Assessment Process.

IFRS	means International Financial Reporting Standards as issued by the International Accounting Standards Board.

IGAs	means intergovernmental agreements.

IMF	means International Monetary Fund.

Term	Definition

IND-AS	means Indian Accounting Standards.

Indian GAAP	means, collectively, accounting principles generally accepted in India, the requirements of the Banking Regulation Act and related regulations issued by the RBI.

Indian Income Tax Act	means the Income Tax Act, 1961 (43 of 1961).

Insolvency and Bankruptcy Code	means the Insolvency and Bankruptcy Code, 2016 and the rules prescribed thereunder.

Internal Revenue Code	means the Internal Revenue Code of 1986, as amended.

IRRBB	means interest rate risk in the banking book.

IRS	means the Internal Revenue Service.

KYC	means Know Your Customer.

MUDRA	means Micro Units Development & Refinance Agency Limited.

MVE	means market value of equity.

NABARD	means National Bank for Agriculture and Rural Development.

NBFC	means non-banking financial company.

NHB	means National Housing Bank.

NII	means net interest income.

NOFHC	means non-operative financial holding company.

NRI	means non-resident Indian.

NSE	means National Stock Exchange of India Limited.

NYSE	means New York Stock Exchange.

Offering	means this offering of ADSs representing our equity shares to which this prospectus supplement relates.

PFIC	means passive foreign investment company.

PMLA	means Prevention of Money Laundering Act, 2002.

Preferential Allotment	means the preferential allotment of 39,096,817 equity shares issued to HDFC Limited on July 17, 2018, at an aggregate price of Rs.85,000.0 million.

Prospectus Directive	means Directive 2003/71/EC (and amendments thereto, including 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

PSL	means priority sector lending.

PTCs	means mortgage-backed pass through certificates.

Term	Definition

QIP	means the qualified institutions placement in accordance with applicable regulations issued by the Securities and Exchange Board of India of approximately Rs. million.

RBI	means Reserve Bank of India.

Relevant Member State	means any member state of the EEA.

Revised Framework	means the revised framework for resolution of stressed assets issued by the RBI in February 2018.

RPMC	means Risk Policy and Monitoring Committee.

RSA	means rate sensitive assets.

RSL	means rate sensitive liabilities.

RWAs	means risk weighted assets.

S&P	means Standard & Poor’s.

SEBI	means Securities and Exchange Board of India.

SEBI Listing Regulations	means the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Section 115AC Regime	means the provisions of Section 115AC and other applicable provisions of the Indian Income Tax Act the Depositary Receipt Scheme.

Securities Act	means the Securities Act of 1933.

SME	means small and medium enterprises.

STT	means Securities Transaction Tax.

UPSI	means unpublished price sensitive information.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the ADSs representing our equity shares. You should read the entire prospectus supplement and the accompanying prospectus carefully, including our audited financial statements and the notes to those financial statements, “Risk Factors” and the other information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high quality services, advanced technology platforms and superior execution.

We have grown rapidly since commencing operations in January 1995. As of March 31, 2018, we had 4,787 branches, 12,635 ATMs in 2,691 cities and towns and 43.6 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs.9,067.0 billion as of March 31, 2017 to Rs.11,367.3 billion as of March 31, 2018. Our net income has increased from Rs.140.5 billion for fiscal 2017 to Rs.178.5 billion for fiscal 2018. Our loans and deposits as of March 31, 2018 were at Rs.7,263.7 billion and Rs.7,883.8 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2018, gross non-performing customer assets as a percentage of gross customer assets was 1.41%, while net non-performing customer assets constituted 0.61% of net customer assets. In addition, our net customer assets represented 96.2% of our deposits and our deposits represented 69.4% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.2% of total deposits as of March 31, 2018. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.4% for fiscal 2018. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 16.5% for fiscal 2018 and 14.9% for fiscal 2017, and at March 31, 2018 had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 14.82%. Our Common Equity Tier I (“CET-I”) ratio was 12.25% as at March 31, 2018.

We have three principal business activities: retail banking, wholesale banking and treasury operations:

Retail Banking. We consider ourselves a one-stop shop for the financial needs our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe have helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.

As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Wholesale Banking. We provide our corporate and institutional clients a wide array of commercial banking products and transactional services.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial paper, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

For our commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as small and mid-sized businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Loans to small and medium enterprises, which are generally in the nature of loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. Our capital markets transactional services include custodial services for mutual funds and clearing bank services for the major Indian stock exchanges and commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and co-operative banks.

Treasury Operations. Our treasury group manages our balance sheet, including our maintenance of reserve requirements and the management of market and liquidity risk. Our treasury group also provides advice and execution services to our corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, our treasury group seeks to optimize profits from our proprietary trading, which is principally concentrated on Indian Government securities.

Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. Our primary customers are multinational corporations, large and medium sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and non-resident Indians.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values—customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, employees and our community. HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the fourth consecutive year and were named the Best Domestic Bank—India by the Asiamoney India Banking Awards in 2017. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns and over 43.6 million customers, and of our total branches, 53% were in the semi-urban and rural areas. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers. We are leveraging new technology to offer all banking solutions through the digital platform, which can be accessed by customers across devices of their choice.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. We consider our high quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products.

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we are the largest credit card issuer in India with 10.7 million cards outstanding as of March 31, 2018, and the second largest card issuer (across both debit and credit cards) amongst private sector banks in India, with 35.0 million total cards outstanding as of March 31, 2018. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our non-banking financial company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as forms processing, documents verification and back-office services.

We are able to provide this wide range of products across our branch network, meaning we can provide our targeted rural customers with banking products and services similar to those provided to our urban customers, which we believe gives us a competitive advantage. Our wide range of products and focus on superior service and execution also create multiple cross-selling opportunities for us and, we believe, promote customer retention.

We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs.9,067.0 billion as of March 31, 2017 to Rs.11,367.3 billion as of March 31, 2018. Our net interest margin was 4.6% in fiscal 2017 and 4.7% in fiscal 2018. Our current and savings account deposits as a percentage of our total deposits were 43.5% as of March 31, 2018, and we believe this strong current and savings account profile has enabled us to tap into a low-cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets was 0.61% of net customer assets as of March 31, 2018. Our net income has increased from Rs.140.5 billion for fiscal 2017 to Rs.178.5 billion for fiscal 2018. Net income as a percentage of average total shareholders’ equity was 14.9% in fiscal 2017 and 16.5% in fiscal 2018 and net income as a percentage of average total assets was 1.7% in fiscal 2017 and 1.9% in fiscal 2018. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform

We continue to make substantial investments in our advanced technology platform and systems and expand our electronically linked branch network. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak. These networks have enabled us to improve our core banking services in such areas and provide a link between our branches and data centers.

Our aim has always been to improve customer experience through digital innovation as an “Experiential Leader” and we are constantly working to develop new technology and improve the digital aspects of our business. We have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. The first phase of our mobile banking app has been rolled out to consumers, while our forward outlook and initiatives taken in in artificial intelligence-led conversational banking have helped us introduce information, assistance and commerce chatbots. Furthermore, with the pilot launch of “IRA” (Intelligent Robotic Assistant), an interactive humanoid placed in a branch to help in servicing, we set a benchmark for what we believe to be a best in class digital experience for customers. Other recent major technological developments include LITE App (a bilingual mobile banking application that does not require an internet connection); Missed Call Recharge to top-up prepaid mobile phone minutes; a person-to-person smartphone payment solution called “Chillr”; PayZapp with SmartBuy, a payment system to improve the Bank’s e-commerce processing capabilities; and the creation of a virtual relationship manager for high net worth customers. We have also rolled out product innovations like pre-approved personal loans for salaried accounts granted in as little as 10 seconds and “Digital Loan Against Securities (LAS) in under three minutes in three easy steps ”.

We have a dedicated digital innovation team to research and experiment with technology, which hosts a Digital Innovation Summit annually to attract new talent and business opportunities from the financial technology space. In addition, we have developed robust data analytic capabilities that allow us to cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how customers choose to interact with us. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention.

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of connecting with customers. We are in the process of putting in place advance models of these methods that we term “BBC” (Biometrics—BlockChain) in a “BBC Initiative”, together with conversational banking which is already in place (for example, our service Missed Call Commerce and Conversational Banking (“MCCB”)). We believe the BBC Initiative, which is most relevant for our connected customers, can help protect customer identity and establish authenticity (Biometrics) and promote secure and efficient interactions between customers and us (Blockchain), with an improved customer experience coming through artificial intelligence initiatives (Conversational Banking). For our customers with intermittent, limited or even no connectivity, or customers with evolving digital needs or preferences, we have introduced the MCCB service model and HDFC Bank LITE Banking (multilingual). We are continuously striving to improve our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to access and transact their banking accounts with the Bank.

In recent years we have been honored for our commitment to technology, including the Cisco-CNBC TV 18 Digitizing India Award for Innovations in the Financial Industry and Digital Banking, the IBA Banking Technology Award for Best Bank- IT Risk and Cyber Security Initiatives in 2017 the Best Bank—Banking Technology Excellence Award from IDRBT Banking Technology and the Businessworld Digital Leadership Award 2017 for Best Analytics Implementation. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.

We have an experienced management team

Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. See also “Management”.

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong HDFC Bank brand and our extensive branch and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies. In February 2017, we hosted our Digital Innovation Summit to tap into emerging technological trends and innovations in the financial technology space.

While we currently provide a range of options for customers to access their accounts, including internet banking, telephone banking, and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire.

Cross-sell our broad financial product portfolio across our customer base

We are able to offer our complete suite of financial products across our branch network, including in our rural locations. By matching our broad customer base with our ability to offer our complete suite of products to both rural and urban customers across the retail banking, wholesale banking and treasury product lines, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve.

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets as a percentage of net customer assets was 0.61% as of March 31, 2018. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest bearing current and low-interest bearing savings account deposits were 43.5% of our total deposits as of March 31, 2018. Our average cost of funds (including equity) was 4.6% for fiscal 2017 and 4.4% for fiscal 2018.

Our Organization

We have two subsidiaries: HDBFSL and HDFC Securities Limited (“HSL”). HDBFSL is a non-deposit taking NBFC engaged primarily in the business of retail asset financing. HDBFSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs.447.5 billion and Rs.62.0 billion, respectively. HDBFSL’s net income was Rs.9.5 billion for fiscal 2018. As of March 31, 2018, HDBFSL had 1,165 branches across 831 cities in India. HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs.16.4 billion and Rs.10.0 billion, respectively. HSL’s net income was Rs.3.4 billion for fiscal 2018. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd., which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd., which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the Offering is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022.

Recent Developments

Preferential Allotment

On July 17, 2018, pursuant to the approval of our Board of Directors (the “Board of Directors”) at its meeting held on December 20, 2017 and of our shareholders through their resolution dated January 19, 2018, and following receipt of relevant approvals, we undertook a preferential allotment of 39,096,817 equity shares to HDFC Limited, at a price of Rs.2,174.09 per equity share, aggregating to Rs.85.0 billion (the “Preferential Allotment”).

Appointment of Mr. Sanjiv Sachar to the Board of Directors

On July 21, 2018, Mr. Sanjiv Sachar was appointed to the Board of Directors as an Additional Director.

Financial and other information for the three months ended June 30, 2018 and the three months ended June 30, 2017

The following discussion of our standalone financial position, results of operations, capital adequacy, distribution network and asset quality as of and for the three months ended June 30, 2018 and June 30, 2017 is based on our results under Indian GAAP incorporated by reference herein. We historically have not prepared and in the future do not intend to prepare financial information for interim periods under U.S. GAAP (other than certain half yearly information that we furnish to the SEC on Form 6-K). Indian GAAP differs in certain respects from U.S. GAAP, see “Exchange Rates and Certain Defined Terms”. See also “Annex A: Unaudited Reverse Reconciliation of Selected Financial Information” in the accompanying prospectus. Therefore, the information below should be read with caution and there can be no assurance that results reported under U.S. GAAP will not differ materially from our results under Indian GAAP and the information contained below. As such, you should not place undue reliance on this information. This information may not be indicative of the remainder of fiscal year or any future period. See “Forward-Looking Statements” and “Risk Factors” for a more complete discussion of certain of the factors that could affect our future performance.

Financial Results

Profit & Loss Account: Three months ended June 30, 2018 and June 30, 2017

The Bank’s total income for the three months ended June 30, 2018 at Rs.263,670.4 million grew by 18.8% from Rs.221,853.8 million for the three months ended June 30, 2017. Net revenues (net interest income plus other income) increased to Rs.146,316.3 million for the three months ended June 30, 2018 from Rs.128,874.0 million in the corresponding three-month period of the previous year. Net interest income (interest earned less interest expended) for the three months ended June 30, 2018 grew by 15.4% to Rs.108,135.7 million, from Rs.93,707.4 million for the three months ended June 30, 2017, driven by asset growth and a net interest margin of 4.2%.

Other income (non-interest revenue) for the three months ended June 30, 2018 was Rs.38,180.6 million. Fees and commission income at Rs.31,710.4 million for the three months ended June 30, 2018 constituted 83.1% of other income and grew by 23.0% over Rs.25,781.0 million in the corresponding three months ended June 30, 2017. The other three components of other income for the three months ended June 30, 2018 were foreign exchange and derivatives revenue of Rs.4,995.6 million (Rs.2,968.3 million for the corresponding three-month period of the previous year), loss on revaluation/sale of investments of Rs.2,832.3 million (gain of Rs.3,314.0 million for the corresponding three-month period of the previous year) and miscellaneous income, including recoveries and dividend, of Rs.4,306.9 million (Rs.3,103.3 million for the corresponding three-month period of the previous year). The RBI in its circular dated June 15, 2018 granted banks an option to spread provisioning for mark to market losses on investments held in “available for sale” and “held for trading” categories for the three months ended June 30, 2018 equally over four quarters. The Bank has chosen not to avail of this option and has recognized the entire mark to market loss of Rs.3,910.4 million in the three months ended June 30, 2018. The loss was primarily attributable to the corporate bond portfolio, which has a modified duration of 1.6.

Operating expenses for the three months ended June 30, 2018 were Rs.59,838.8 million, an increase of 11.5% over Rs.53,674.6 million during the corresponding three-month period of the previous year. The core cost-to-income ratio (ratio of operating expenses to net revenue excluding profit and loss on revaluation/sale of investments) was at 40.1% as against 42.7% for the corresponding three months ended June 30, 2017.

Provisions (other than tax) and contingencies for the three months ended June 30, 2018 were Rs.16,293.7 million as against Rs.15,587.6 million for the three months ended June 30, 2017. The key components therein for the three months ended June 30, 2018 were specific loan loss provisions of Rs.14,322.2 million (as against Rs.13,431.9 million for the corresponding three-month period of the previous year) and general provisions of Rs.1,832.2 million (as against Rs.2,063.2 million for the corresponding three-month period of the previous year).

Profit from ordinary activities before tax for the three months ended June 30, 2018 was up from Rs.59,611.8 million in the three months ended June 30, 2017 to Rs.70,183.8 million. Excluding profit and loss on revaluation/sale of investments, profit before tax growth would be 29.7% over the corresponding three-month period of the previous year.

After providing Rs.24,169.4 million of tax expense, the Bank earned a net profit for the period of Rs.46,014.4 million, an increase of 18.2% over the three months ended June 30, 2017.

Balance Sheet: As of June 30, 2018 and June 30, 2017

Total balance sheet size as of June 30, 2018 was Rs.10,804,090.9 million as against Rs.8,956,530.6 million as of June 30, 2017.

Total deposits as of June 30, 2018 were Rs.8,057,853.2 million, an increase of 20.0% over June 30, 2017. As of June 30, 2018 current account deposits were at Rs.1,092,972.0 million and savings account deposits at Rs.2,266,562.4 million grew by 17.4% over June 30, 2017. Time deposits were at Rs.4,698,318.8 million, an increase of 24.9% over the previous year, resulting in CASA (current accounts and savings accounts) deposits comprising 41.7% of total deposits as of June 30, 2018.

Total advances as of June 30, 2018 were Rs.7,086,486.9 million, an increase of 22.0% over June 30, 2017. This loan growth was contributed by both segments of the Bank’s loan portfolio with the domestic loan mix between retail:wholesale at 55:45. As per regulatory Basel II segment classification, retail loans grew by 21.6% and wholesale loans grew by 22.7%.

Capital Adequacy as of June 30, 2018 and June 30, 2017

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 14.6% as of June 30, 2018 (15.6% as of June 30, 2017) as against a regulatory requirement of 11.025% which includes Capital Conservation Buffer of 1.875% and an additional requirement of 0.15% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB).

Tier I CAR was at 13.1% as of June 30, 2018 compared to 13.6% as of June 30, 2017. Common Equity Tier I CAR was at 12.1% as of June 30, 2018. Risk-weighted Assets were at Rs.8,448,943.3 million as of June 30, 2018 (as against Rs.6,903,701.7 million as at June 30, 2017).

Network

As of June 30, 2018, the Bank’s distribution network was at 4,804 banking outlets and 12,808 ATMs as against 4,727 banking outlets and 12,220 ATMs as of June 30, 2017. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 89,550 as of June 30, 2018 (as against 83,757 as of June 30, 2017).

Asset Quality

Gross non-performing assets were at 1.33% of gross advances as of June 30, 2018, as against 1.24% as of June 30, 2017. Coverage ratio (specific provisions as a percentage of gross non-performing assets) as of June 30, 2018 was 69.5%. Net non-performing assets were at 0.41% of net advances as of June 30, 2018. The Bank held floating provisions of Rs.14,512.8 million as of June 30, 2018. Total provisions (comprising specific provisions, general provisions and floating provisions) were 118.0% of the gross non-performing assets as of June 30, 2018.

The Offering

The Offering	ADSs representing equity shares, and constituting approximately % of our issued and outstanding equity shares on an as adjusted basis as of March 31, 2018, after giving effect to this Offering, the QIP (as defined below) and the Preferential Allotment.

ADSs offered	Up to 19,000,000 ADSs.

ADS/equity share ratio	One ADS represents three equity shares, par value Rs.2.0 per share.

Equity shares outstanding after this Offering	equity shares.

Use of proceeds	Subject to compliance with applicable laws and regulations, we intend to use the net proceeds of the Offering, together with the net proceeds of (i) the concurrent qualified institutions placement in accordance with applicable regulations issued by the Securities and Exchange Board of India (“SEBI”) of approximately Rs. million (the “QIP”) and (ii) the Preferential Allotment, to strengthen our capital structure and ensure adequate capital to support future growth and expansion, including enhancing our solvency and capital adequacy ratio.

Depositary	JPMorgan Chase Bank, N.A.

Voting rights	The ADSs will have no voting rights. Under the deposit agreement, the depositary will abstain from voting the equity shares. See “Description of American Depositary Shares—Voting Rights” in the accompanying prospectus.

Concurrent equity offering	Concurrent with this Offering of ADSs, we are offering additional equity shares by way of the QIP. The closing of this Offering is conditioned on the closing of the QIP and availability of foreign investment headroom in the Bank.

Prior to this Offering, we have allotted certain equity shares by way of the Preferential Allotment. See “Recent Developments—Preferential Allotment”.

Listing	We are listing the offered ADSs on the New York Stock Exchange. Our outstanding equity shares are principally traded in India on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”).

New York Stock Exchange symbol for ADSs	HDB.

Corporate Information

We were incorporated in August 1994 as a public limited company under the laws of India. Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai

400013, India, our telephone number is 91-22-6652-1000 and our website address is www.hdfcbank.com. Our registered agent in the United States is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022, 212-319-4800. The information on our website is not a part of this prospectus supplement or the accompanying prospectus.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Rs.2.0 per equity share, are listed on the NYSE under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the NSE under the symbol “HDFCBANK” and the BSE under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter and December 31 for the third quarter.

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS		Average daily ADS trading volume
	High	Low	(Number of ADSs)
Fiscal Year 2018
First Quarter	89.8	75.0	778,637
Second Quarter	100.3	87.1	554,708
Third Quarter	102.0	89.1	591,181
Fourth Quarter	110.8	95.1	683,669
Most Recent Six Months
February 2018	110.2	96.3	688,279
March 2018	100.1	95.1	702,367
April 2018	101.1	93.5	848,562
May 2018	106.6	94.1	990,509
June 2018	107.1	101.0	101,038
July 2018 (through July 27)	112.1	103.3	485,484

The closing price for our ADSs on the NYSE was US$109.7 per ADS on July 27, 2018.

Trading Prices of Our Equity Shares on the NSE

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the NSE;

•	the imputed high and low prices for our equity shares translated into U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs.65.11 on March 30, 2018; and

•	the average daily trading volume for our equity shares on the NSE.

	Price per equity share (Rs.)		Price per equity share (US$)		Average daily equity share trading volume
	High	Low	High	Low
Fiscal Year 2018
First Quarter	1,716.0	1,425.1	26.4	21.9	1,341,904
Second Quarter	1,868.0	1,645.0	28.7	25.3	1,524,406
Third Quarter	1,903.1	1,757.9	29.2	27.0	1,433,176
Fourth Quarter	2,015.0	1,828.5	30.9	28.1	1,528,591
Most Recent Six Months
February 2018	2,015.0	1,836.3	30.9	28.2	1,452,778
March 2018	1,900.0	1,828.5	29.2	28.1	1,492,222
April 2018	1,979.0	1,860.3	30.4	28.6	1,253,285
May 2018	2,160.0	1,946.0	33.2	29.9	1,796,314
June 2018	2,157.0	2,009.1	30.9	28.4	1,625,474
July 2018 (through July 27)	2,220.0	2,063.3	34.1	31.7	2,349,632

The closing price for our equity shares on the NSE was Rs.2,202.2 per equity share on July 27, 2018.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business. An investment in ADSs involves a high degree of risk. You should carefully consider each of the following risk factors and all other information set forth in this prospectus supplement, including the risks and uncertainties described below, before making an investment in the ADSs. This section should be read together with “Business”, “Selected Financial and Other Data”, “Selected Statistical Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the financial statements, including the notes thereto, and other financial information, including our unaudited interim standalone financial results under Indian GAAP as of and for the three months ended June 30, 2018, included elsewhere in this prospectus supplement or incorporated herein by reference (see “Prospectus Summary—Recent Developments—Financial and other information for the three months ended June 30, 2018 and the three months ended June 30, 2017”).

The risks and uncertainties described below are not the only risks that we currently face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, prospects, financial condition and results of operations and cashflows. If any or some combination of the following risks, or other risks that are not currently known or believed to be material, actually occur, our business, financial condition and results of operations and cashflows could suffer, the trading price of, and the value of your investment in, ADSs could decline and you may lose all or part of your investment. In making an investment decision, you must rely on your own examination of the Bank and the terms of this Offering, including the merits and risks involved.

This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from such forward-looking statements as a result of certain factors including the considerations described below and elsewhere in this prospectus supplement.

Risks Relating to our Business

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy, which is, in turn, linked to global economic conditions. Economic growth in India is affected by inflation, interest rates, external trade, capital flows and, given India’s dependence on imported oil for its energy needs, oil prices. The Indian economy in general and the agricultural sector in particular are also impacted by weather conditions, including the level and timing of monsoon rainfall. Investments by the corporate sector in India are affected by Government policies and decisions, including those relating to awards of licenses, access to land and natural resources and the protection of the environment. A slowdown in global growth and volatility in global financial markets could contribute to a weakness in the Indian financial and economic environment.

The global economy is expected to recover this year, with the IMF predicting global growth to recover to 3.9% in 2018 from 3.2% in 2016 and 3.7% in 2017, with growth in developed economies like the United States in particular picking up to 2.9% in 2018 from 2.3% in 2017. While emerging markets and developing economies are expected to record slightly higher growth at 4.9% in 2018 compared to 4.7% in 2017, the IMF expects China to see a moderation in its growth rate (from 6.9% in 2017 to 6.6% in 2018) and were this slowdown to be sharp, it could also have some negative implications for emerging markets, including India, through trade channels and impact on investors’ sentiment.

In addition, the continuation of a tighter monetary policy in the United States could further undermine financial stability in an emerging market economy like India, particularly if coupled with the start of tightening monetary policies in both the U.K. and the EU. Such economic conditions, including current and expected political uncertainties in the Eurozone, in particular, the negotiations between U.K. and EU policymakers following the U.K.’s vote to leave the European Union, could result in heightened volatility and risk on sentiment which could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. India also faces major challenges in sustaining its growth rate, including the need for substantial infrastructure development and improved access to healthcare and education.

In fiscal 2015, the Government introduced a new methodology for estimating the gross domestic product (“GDP”) and also began publishing sector data on a gross value added basis. According to the new methodology, India’s GDP grew by 7.5% in fiscal 2015, 8.0% in fiscal 2016, 7.1% in fiscal 2017 and 6.6% in fiscal 2018. In addition, the RBI entered into a monetary policy framework agreement with the Government of India, affirming that the RBI would pursue a consumer inflation target of 4% with an upper tolerance level of 6% and lower limit of 2% for the five years ending March 31, 2021. Actual inflation readings so far have remained within the RBI’s target zone—consumer price inflation declined to 4.5% in fiscal 2017 from 4.9% in fiscal 2016 and averaged 3.6% during fiscal 2018.

However, a return to a tighter interest rate regime on account of inflation, other market factors such as higher oil prices or changes in the conduct of monetary policy may put a constraint on economic growth in India. Any prolonged slowdown may adversely impact credit growth and the level of non-performing and restructured loans. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net profits and total assets.

If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.

We have grown rapidly over the last three fiscals. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2017 grew at a compounded annual growth rate of approximately 22.9%. The compounded annual growth for the Indian banking industry for the same period is approximately 6.4%. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2013, we had a branch network comprised of 3,062 branches, which increased to 4,787 branches as at March 31, 2018. Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of branches we will be able to open, which would, in turn, have an impact on our future growth.

In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading, expanding and securing our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the Know Your Customer (“KYC”) norms; and

•	maintaining high levels of customer satisfaction.

If our internal risk controls are insufficient to sustain our rapid rate of growth, if we fail to properly manage our rapid growth, or if we fail to perform adequately in any of the above areas, our operations would suffer and our business, results of operations and financial position would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2018, net interest revenue after allowances for credit losses represented 71.6% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices have helped to keep domestic inflation in check in recent years, thereby causing consumer price index inflation to decrease from levels of 8.25% in March 2014 to 5.25% in March 2015 to 4.83% in March 2016 to 3.89% in March 2017. For March 2018, although inflation was higher, it remained within the RBI’s target zone at 4.3%. The softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016, by another 50 bps in fiscal 2017. and by 25 basis points in fiscal 2018. In addition, in order to make the liquidity situation more comfortable, the RBI also conducted net open market operation (“OMO”) with purchases of Rs.1.1 trillion in fiscal 2017 and sales of Rs.0.9 trillion in fiscal 2016. Moreover, the demonetization of the 500 and 1000 rupee notes also provided the system with ample liquidity. In response to the declining policy rates, easing liquidity conditions, the benchmark bond yield eased during most of fiscals 2016 and 2017. However, recent yields have increased on concerns of higher inflation and looming fiscal concerns at both the center and state level. Further, considering the higher inflationary pressures, the RBI increased the policy repo rate to 6.25% in June 2018.

On a going-forward basis, there are certain trends that could change interest rates or lead to increase in interest rate volatility. If the fiscal deficit for states is higher than the fiscal deficit target, or if crude oil prices remain relatively high, or if global interest rates rise rapidly, the RBI could raise rates in the current fiscal. A further narrowing of liquidity surplus (domestically or globally) could lead to further rise in bond yields in fiscal 2019. These trends could be more intense than we expect, or interest rates and bond yields could change as a result of a number of different factors which we cannot predict at this time. Any volatility in interest rates could thereby adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and non-performing credit substitutes represented 1.41% of our gross customer assets as of March 31, 2018. Our non-performing loans and non-performing credit substitutes net of specific provisions represented 0.61% of our net customer assets portfolio as of March 31, 2018. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of

March 31, 2018, 72.4% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 10—Loans” in our consolidated financial statements.

Provisions are created by a charge to expense, and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information—Non-performing Loans”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. As part of an RBI supervisory process, the RBI has identified certain modifications in respect of our asset classification for three of our accounts. One of these accounts has since been upgraded to “standard” account classification. Any imposition in the future of even more stringent regulatory requirements or any directives by the RBI on the methodology of classification of non-performing loans may result in a significant increase in our non-performing loans in the future. If we are not able to continue to reduce our existing non-performing loans, or if there is a significant increase in the amount of new loans classified as non-performing loans as a result of a change in the methodology of non-performing loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected. In addition, we are a relatively young bank operating in a growing economy and we have yet not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. For example, recently, certain state governments have announced waiver of amounts due under agricultural loans provided by the banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. It is unclear when the governments will compensate the banks for the waivers so announced. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2018, our largest single customer exposure was Rs.91.0 billion, representing 9.8% of our capital funds, and our ten largest customer exposures totaled Rs.651.4 billion, representing 69.9% of our capital funds, in each case, computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as of March 31, 2018. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. In December 2016, the RBI released a framework for large exposures with limits on exposure of banks to single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. This framework is expected to be implemented in full by April 1, 2019 and the extant exposure norms applicable for credit exposure to individual borrowers or to groups of companies under the same management control will no longer be applicable from that date. Banks are required to gradually adjust their exposures so as to comply with the limits given in the framework for large exposures. In August 2016, the RBI issued guidelines proposing limits on the aggregate exposure of the banking system to large borrowers, with lending beyond the specified limits attracting higher risk weights and provisioning. These guidelines which are effective from April 1, 2017, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, and require us to reduce our exposure to some groups.

Further, in February 2018, the RBI released a revised framework for resolution of stressed assets (“Revised Framework”) repealing the existing instructions on resolution of stressed assets including the ‘Framework for Revitalising Distressed Assets’, ‘Corporate Debt Restructuring Scheme’, ‘Flexible Structuring of Existing Long Term Project Loans’, ‘Strategic Debt Restructuring Scheme’, ‘Change in Ownership outside SDR’, and Scheme for Sustainable Structuring of Stressed Assets. The Revised Framework requires all lenders, including us, to put in place policies, approved by the board of directors of the lender, for resolution of stressed assets, including the timelines for resolution. As soon as there is a default in the borrower entity’s account with any lender, all lenders, either singly or jointly, shall be required to initiate steps to cure the default. Specifically, in respect of accounts to which the lenders have an aggregate exposure of more than Rs.20 billion, the lenders are to implement a resolution plan within a certain period, failing which they are required to file an insolvency application, singly or jointly, under the Insolvency and Bankruptcy Code, 2016. See “Supervision and Regulations—Revised Framework for Resolution of Stressed Assets”. If the lenders fail to meet such timelines, such lenders will be subject to stringent supervisory review and enforcement actions by the RBI, including higher provisioning on such accounts and monetary penalties.

As of March 31, 2018, our largest industry concentrations, based on RBI guidelines, were as follows: NBFC/financial intermediaries (4.8%), retail trade (4.4%), banks and financial institutions (4.2%) and automobile & auto ancillary (3.9%). In addition, as of March 31, 2018, 22.4% of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2018, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: Wholesale trade- non industrial (14.0%), agriculture production-food (11.2%), food and beverage (6.4%), retail trade (5.8%) and agriculture—allied (5.7%). In addition, 14.0% of our non-performing customer assets were consumer loans.

We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability.

The RBI prescribes guidelines on priority sector lending (“PSL”) in India. Under these guidelines, banks in India are required to lend 40.0% of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The RBI has issued revised priority sector lending norms applicable from fiscal 2016 onwards. The priority sector requirements must be met as of March 31 of each year with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. From fiscal 2017, PSL achievement is required to be evaluated at the end of the fiscal based on the average of priority sector target/sub-target achievement as at the end of each quarter of that fiscal. See “Supervision and Regulation—Directed Lending”. Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with National Bank for Agriculture and Rural Development (“NABARD”) and other Funds with NABARD, National Housing Bank (“NHB”), Small Industries Development Bank of India (“SIDBI”) or Micro Units Development & Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.

Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal 2018 was 11.78%. Failure to maintain these lending levels to non-corporate farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5% of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.

Our total PSL achievement for fiscal 2018 stood at 41.2% and our achievement of direct lending to non-corporate farmers stood at 14.6% for fiscal 2018 as against a requirement of 40% and 11.78%, respectively. However, in fiscal 2018 agricultural loans made to small and marginal farmers were 7.3% of ANBC, against the requirement of 8.0%, with a shortfall of Rs.96 billion. Advances to sections termed “weaker” by the RBI were 10.2% against the requirement of 10.0%. Our achievement stood at 14.7% compared to a target of 13.5% of ANBC towards lending to borrowers, who constituted the direct agriculture lending category under the earlier guidelines.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.6% as of March 31, 2018 (as compared to 0.4% as of March 31, 2017). Further expansion of the PSL scheme could result in an increase of non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

In addition to the PSL requirements, the RBI has encouraged banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. Future changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2018, 72.4% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.

The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In February 2018, RBI released a revised framework for resolution of stressed assets providing a simplified generic framework for resolution of stressed assets to harmonize the process of resolving stressed assets with the insolvency resolution process provided under the Insolvency and Bankruptcy Code, 2016 and the rules prescribed thereunder (the “Insolvency and Bankruptcy Code”). See “Supervision and Regulations—Resolution of Stressed Assets”.

The Insolvency and Bankruptcy Code was introduced in December 1, 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “Supervision and Regulation—The Insolvency and Bankruptcy Code, 2016”. However, given the limited experience of this framework, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. The inability to foreclose on such loan dues or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or postdated checks from our customers for our unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. See also “Business—Retail Banking—Retail Loans and Other Asset Products”.

Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

Foreign currency exchange rates depend on various factors and can be volatile and difficult to predict. We enter into derivative contracts with our borrowers to manage their foreign currency exchange risk exposure. Volatility in these exchange rates may lead to losses in derivative transactions for our borrowers. On maturity or on premature termination of the derivative contracts and under certain circumstances, we may have to bear these losses. The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. Any losses suffered by our customers as a result of fluctuations in foreign currency exchange rates may have a materially adverse effect on our business, financial position or results of operations.

We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

We are exposed to a variety of risks, including liquidity risk, interest rate risk, credit risk, operational risk (including fraud) and legal risk (including actions taken by our own employees). The effectiveness of our risk management is limited by the quality and timeliness of available data and other factors outside of our control.

For example, our hedging strategies and other risk management techniques may not be fully effective in mitigating risks in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some methods of managing risks are based upon observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be greater than the historical measures indicated. Other risk management methods depend upon an evaluation of information regarding markets, customers or other matters. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. As part of our ordinary decision making-process, we rely on various models for risk and data analysis. These models are based on historical data and supplemented with managerial input and comments. There are no assurances that these models and the data they analyze are accurate or adequate to guide our strategic and operational decisions and protect us from risks. Any deficiencies or inaccuracies in the models or the data might have a material adverse effect on our business, financial condition or results of operation.

Additionally, management of operational, legal or regulatory risk requires, among other things, policies and procedures to ensure certain prohibited actions are not taken and to properly record and verify a number of transactions and events. Although we believe we have established such policies and procedures, they may not be fully effective and we cannot guarantee that our employees will follow these policies and procedures in all circumstances. Unexpected shortcomings in these policies and procedures or a failure to follow them may have a materially adverse effect on our business, financial position or results of operations.

Our future success will depend, in part, on our ability to respond to new technological advances and emerging banking and finance industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies or adapt its transaction-processing systems to customer requirements or emerging market standards. Failure to properly monitor, assess and manage risks, could lead to losses which may have an adverse effect on our future business, financial position or results of operations.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

As of March 31, 2018, the RBI requires a minimum capital adequacy ratio of 10.875% (including capital conservation buffer) of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 14.82% as of

March 31, 2018. Our CET-I ratio was 12.25% as of March 31, 2018. See also “Prospectus Summary—Recent Developments—Financial and other information for the three months ended June 30, 2018 and the three months ended June 30, 2017—Financial Results—Capital Adequacy as of June 30, 2018 and June 30, 2017“. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2015, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) grading the enhancement of the total capital requirement; iv) introducing a capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. For Additional Tier I instruments issued before March 31, 2019, i.e., before the full implementation of Basel III, there would be two pre-specified triggers. A lower pre-specified trigger at CET-I of 5.5% of risk weighted assets (“RWAs”) will apply and remain effective before March 31, 2019; from this date the trigger will be raised at CET-I of 6.125% of RWAs for all such instruments. Additional Tier I instruments issued on or after March 31, 2019 will have only one pre-specified trigger at CET-I of 6.125% of RWAs. The capital requirement, including the capital conservation buffer, will be 11.5% once these guidelines are fully phased in. Domestic systemically important banks (“D-SIB”) are required to maintain additional CET-I capital requirement ranging from 0.2% to 0.8% of risk weighted assets. We have been classified a D-SIB and we are required to maintain additional CET-I of 0.15% with effect from April 1, 2018 and will be required to maintain additional CET-I of 0.20% from April 1, 2019, respectively. See “Supervision and Regulation—Domestic Systemically Important Banks”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer varying between 0% and 2.5% of the risk weighted assets as and when announced by the RBI. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. Additionally, the Basel III Liquidity Coverage Ratio (“LCR”), which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, began applying in a phased manner that started with a minimum requirement of 60% from January 1, 2015 and will reach a minimum of 100% on January 1, 2019. These various requirements including requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities.

We believe that the demand for Basel III compliant debt instruments such as Tier II capital eligible securities may be limited in India. In the past, the RBI has reviewed and made amendments in its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

If we are unable to meet the new and revised requirements, including both requirements applicable to banks generally and requirements imposed on us as a D-SIB, our business, future financial performance and the price of our ADSs and equity shares could be adversely affected.

We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with law.

Our business leads us to rely on different types of third parties, which exposes us to risks. For example, we enter into outsourcing arrangements with third party vendors, in compliance with the RBI guidelines on outsourcing. These vendors provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is inter-dependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks). If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us, our business, financial condition and results of operations will be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third parties acts unethically or unlawfully, and if any bank in India, especially a private bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 20.86% of our equity as of June 30, 2018. See “Capitalization” and “Principal Shareholders”. So long as HDFC Group holds at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. Shyamala Gopinath has been re-appointed as part-time Non-Executive Chairperson for three years with effect from January 2, 2018. Keki Mistry, the Vice Chairman and Chief Executive Officer of HDFC Limited is a member of our Board of Directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

In the past, there have been reports in the Indian media suggesting that we may merge with financial institutions, including HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with any financial institution. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals.

Additionally, on July 15, 2014, the RBI issued guidelines in relation to the issuance of long-term bonds with a view to encouraging financing of infrastructure and affordable housing. Regulatory incentives in the form of an exemption from the reserve requirements and a relaxation in PSL norms are stipulated as being restricted to bonds that are used to incrementally finance long-term infrastructure projects and loans for affordable housing. Any incremental infrastructure or affordable housing loans acquired from other financial institutions, such as those that could be involved in a business combination with HDFC Limited, to be reckoned for regulatory incentives will require the prior approval of the RBI. We cannot predict the impact any potential business combination would have on our business, financial condition, growth prospects or the prices of our equity shares.

We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC Group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC Group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2018. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5%.

As part of a shareholder agreement executed when HDFC Bank was formed, HDFC Limited has the right to prevent us from using “HDFC” as part of our name or brand if HDFC Limited reduces its shareholding in HDFC Bank to an amount below 5% of our outstanding share capital. If HDFC Limited were to exercise this right, we would be required to change our name and brand, which could require us to expend significant resources to establish new branding and name recognition in the market as well as undertake efforts to rebrand our branches and our digital presence. This could have a material adverse effect on our financial performance.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under the Banking Regulation Act, a shareholder presently cannot exercise voting rights in excess of 15% of the total voting rights, which ceiling on voting rights may be increased in a phased manner up to 26% by the RBI. In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)

In the case of individuals and non-financial entities (other than promoters/a promoter group), 10% of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter/promoter group shareholding shall be as prescribed under the February 2013 guidelines, i.e., 15%.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15% of the paid-up capital.

(iii)

In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or governments, up to 40% of the paid-up capital is permitted for both promoters/a promoter group and non-promoters.

The RBI may permit increase of stake beyond the limits mentioned above on a case-to-case basis under circumstances such as relinquishment by existing promoters, rehabilitation, restructuring of problem, weak banks, entrenchment of existing promoters or in the interest of the bank or in the interest of consolidation in the banking sector.

Such restrictions could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s approval is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of its total paid-up capital. The RBI, when considering whether to grant an approval, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests, as prescribed by the RBI. The RBI has accorded its approval for HDFC Limited to hold more than 10% of our stock. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could negatively impact our share price and have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions will require approval from the audit committee. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations) will require shareholders’ approval. Further, pursuant to the SEBI Listing Regulations a related party is unable to vote with regard to the approval of these transactions. For transactions with HDFC Limited shareholder approvals have been obtained for fiscal 2018. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49% of the paid-up capital under the automatic route. This limit can be increased to 74% of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015 from the erstwhile FIPB and letter dated June 25, 2018 from the Department of Financial Services, Ministry of Finance, Government of India, the Bank has received approval for foreign investment in the Bank up to 74% of its paid-up capital. If we are subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on our results of operation and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74%. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the aggregate foreign shareholding in the Bank crossed the said limit of 74% again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI has also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. The Bank has accordingly filed its reply with SEBI and there has been no further communication from SEBI in that respect. As of March 31, 2018, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.62% of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of our shares and could limit the ability of investors to trade our shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “Supervision and Regulation—Foreign Ownership Restriction”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the efforts of our Chairperson, our Managing Director, our Deputy Managing Director, our Executive Director and members of our senior management. Our future performance is dependent on the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees to enforce applicable regulatory requirements. In fiscal 2014, the RBI imposed penalties on us and many other banks for certain irregularities and violations discovered by the RBI during its scrutiny conducted in the first half of 2013, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in the periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for the sale of third party products, the sale of gold coins for cash in excess of Rs.50,000 in certain cases and the non-submission of proper information as required by the RBI. We paid a penalty of Rs.45.0 million in June 2013. Further, in this regard, the Financial Intelligence Unit (India) (the “FIU”), in January 2015, levied a fine on us of Rs.2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs.2.6 million in favor of the FIU. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU and observed that the prescribed matter fell within the provisions of section 13(2)(a) of the Prevention of Money Laundering Act, 2002 (“PMLA”) (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within section 13(2)(d) of the PMLA (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released. In a letter dated September 8, 2017, we requested FIU’s consent for liquidation of the Rs.2.6 million fixed deposit receipt given the resolution of the case. FIU has responded to us on October 25, 2017, advising that it has challenged the appellate tribunal’s order to release the fixed deposit receipt. They advised that the appeal, including application for stay, is to be listed before the Delhi High Court in due course and accordingly at this stage our request to liquidate the fixed deposit receipt is premature. The matter has now been listed for hearing on December 6, 2018 for further proceedings See “Supervision and Regulation—Penalties”.

Additionally, during fiscal 2014, the RBI investigated a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs.15 million on the 12 Indian banks. The penalty levied on us was Rs.0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on “Lending under Consortium Arrangement/Multiple Banking Arrangements”. In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI imposed a penalty of Rs.20.0 million on us in July 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/Anti-Money Laundering (“AML”) guidelines in this respect. See “Supervision and Regulation—Penalties”. We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalties imposed by the RBI have generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

Transactions with counterparties in countries designated as state sponsors of terrorism by the U.S. State Department, the Government of India or other countries, or with persons targeted by U.S., Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

We engage in business with customers and counterparties from diverse backgrounds. In light of U.S., Indian, EU and other sanctions, it cannot be ruled out that some of our customers or counterparties may become the subject of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive payments from them. In addition, the association with such individuals or countries may damage our reputation or result in significant fines. This could have a material adverse effect on our business, financial results and the prices of our securities.

These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S., Indian, EU or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.

Material changes in Indian banking regulations may adversely affect our business and our future financial performance.

We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific business, those that reduce our income through a cap on either fees or interest rates chargeable to our customers, or those affecting foreign investment in the banking industry, as well as changes in other government policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. Laws and regulations governing the banking sector may change in the future and any changes may adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2018, 37.1% of our loans are expected to mature within the next one year and 45.0% of our loans are expected to mature between the next one to three years. As of March 31, 2018, 42.2% of our deposits are expected to mature within the next year and 39.3% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates were eased from 8.0% (repo rate) in April 2012 to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (which was introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5% (repo rate) in September 2013 to 8.0% in January 2014. The RBI reduced the policy repo rate again to 7.75% in January 2015, further reducing it to 7.5% in March 2015, 7.25% in June 2015, 6.75% in September 2015, 6.5% in April 2016, 6.25% in October 2016, and 6.00% in August 2017, before increasing it to 6.25% in June 2018. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in bonds issued by the Government (19.5% as of June 2018, computed as per guidelines issued by the RBI). We are also required to maintain 4% of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

Further competition and the development of advanced payment systems by our competitors would adversely impact our cash float and decrease fees we receive in connection with cash management services.

The Indian market for cash management services (“CMS”) is marked by some distinctive characteristics and challenges such as a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains, and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.

We have been able to retain and increase our share of business in cash management services through traditional product offerings as well as by offering new age electronic banking services. With new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape is likely to increase. Any increased competition within the payment space, any introduction of a more advanced payment system in India, or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.

We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares, initial public offering finance for retail customers, stock exchange clearing services, collecting bankers to various public offerings and depositary accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which would have a material adverse effect on our financial condition.

We are required to maintain our capital market exposures within the limits as prescribed by the RBI. Our capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2018 was 22.8% of our net worth on a non-consolidated basis and 24.0% on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—Large Exposures Framework”. If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

Any failure or material weakness of our internal control system could cause significant errors, which may have a materially adverse effect on our reputation, business, financial position or results of operations.

We are responsible for establishing and maintaining adequate internal measures commensurate with our size and complexity of operations. Our internal or concurrent audit functions are equipped to make an independent and objective evaluation of the adequacy and effectiveness of internal controls on an ongoing basis to ensure that business units adhere to our policies, compliance requirements and internal circular guidelines. While we periodically test and update, as necessary, our internal control systems, we are exposed to operational risks arising from the potential inadequacy or failure of internal processes or systems, and our actions may not be sufficient to guarantee effective internal controls in all circumstances. Given our high volume of transactions, it is possible that errors may repeat or compound before they are discovered and rectified. Our systems and internal control procedures that are designed to monitor our operations and overall compliance may not identify every instance of non-compliance or every suspicious transaction. If internal control weaknesses are identified, our actions may not be sufficient to fully correct such internal control weakness. We face operational risks in our various businesses and there may be losses due to deal errors, settlement problems, pricing errors, inaccurate reporting, breaches of confidentiality, fraud and failure of mission critical systems or infrastructure. Any error tampering or manipulation could result in losses that may be difficult to detect. As a result, we may come under additional regulatory scrutiny or be the target of enforcement actions, or suffer monetary losses or adverse reputation effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operation.

For example, certain unpublished price sensitive information (“UPSI”) relating to our financial results for the three months ended December 31, 2015 and the three months ended June 30, 2017 was leaked through the WhatsApp mobile app ahead of the official publication of such results. Following this leak, we received an order from SEBI on February 23, 2018 directing us, among others, to (i) submit a report on our current systems and controls relating to the protection of UPSI and how such systems and controls have been strengthened since the aforementioned leak and (ii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with SEBI on

May 30, 2018. Any additional action by SEBI in connection with its investigation and our respective reports could subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operation.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

Our business and financial results could be impacted materially by adverse results in legal proceedings.

Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results. We establish reserves for legal claims when payments associated with claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition. See “Business—Legal Proceedings”.

We may breach third party intellectual property rights.

We may be subject to claims by third parties, both inside and outside India, if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may require us to provide financial compensation to such third parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition.

Negative publicity could damage our reputation and adversely impact our business and financial results.

Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to attract and retain customers, and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Although we take steps to minimize reputational risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats related to these services or to other sensitive Bank information, with such threats including: a) phishing and trojans targeting our customers, whereby fraudsters send unsolicited mails to our customers seeking account-sensitive information or infecting customer computers in an attempt to search and export account-sensitive information; b) hacking, whereby attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; c) data theft whereby cyber criminals attempt to intrude into our network with the intention of stealing our data or information or to extort money; and d) leaking, whereby sensitive internal Bank data or customer information is inappropriately disclosed by parties entitled to access it. Attempted cyber threats fluctuate in frequency but are generally increasing in frequency, and while certain of the foregoing events have occurred in the past, we cannot guarantee they will not reoccur in the future. As the sophistication of cyber incidents continues to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.

A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition.

Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “—We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results”. Further, the information available to and received by our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to its reputation. The occurrence of any such events may adversely affect our business, results of operation and financial condition.

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business, and some of our competitors are larger than we are. We compete directly with large public and private sector banks, some of which are larger than we are based on certain metrics such as customer assets and deposits, branch network and capital. These banks are becoming more competitive as they improve their customer services and technology. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. See “—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.”. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49% of the paid-up capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74% with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016, a shareholder cannot exercise voting rights in excess of 15% of the total voting rights. The ceiling on voting rights may be increased in a phased manner up to 26% by the RBI. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “Supervision and Regulation—Entry of new banks in the private sector”. Reduced restrictions on foreign ownership of Indian banks could increase the presence of foreign banks in India, increased competition in the industry in which we operate.

In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (“NOFHC”) route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.

In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks in the private sector. Since promulgation, such banks have been established and operational pursuant to these guidelines, which have increased competition in the markets in which we operate.

In August 2016, the RBI released final guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or

“on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. See “Supervision and Regulation—Entry of new banks in the private sector”.

Any growth in the presence of foreign banks or new banks in the private sector may increase the competition that we face and, as a result, have a material adverse effect on our business and financial results.

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with U.S. GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Notes 2u and 2v, “Summary of significant accounting policies—Business combination” and “Summary of significant accounting policies—Goodwill and other intangibles”, in our consolidated financial statements.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2013, we had 3,062 branches and as at March 31, 2018, we had 4,787 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.

We rely on accuracy and completeness of information about customers and counterparties while carrying out transactions with them or on their behalf. We may also rely on representations as to the accuracy and completeness of such information. For example, we may rely on reports of independent auditors with respect to financial statements, and decide to extend credit based on the assumption that the customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted by reliance on information that is inaccurate or materially misleading. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

We present our financial information differently in other markets or in certain reporting contexts.

In India, our equity shares are traded on the BSE Limited (the “BSE”) and National Stock Exchange of India Limited (the “NSE”). BSE and NSE rules, in connection with other applicable Indian laws, require us to report our financial results in India in Indian GAAP. Because of the difference in accounting principles and presentation, certain financial information available in our required filings in the United States may be presented differently than in the financial information we provide under Indian GAAP.

Additionally, we make available information on our website and in our presentations in order to provide investors a view of our business through metrics similar to what our management uses to measure our performance. Some of the information we make available from time to time may be in relation to our unconsolidated or our consolidated results under Indian GAAP or under U.S. GAAP. Potential investors should read any notes or disclaimers to such financial information when evaluating our performance to confirm how the information is being presented, since the information that may have been prepared with a different presentation may not be directly comparable.

Scheduled commercial banks in India, including us, insurers/insurance companies and non-banking financial companies will be required to prepare financial statements under Indian Accounting Standards, as per the implementation roadmap drawn up by the Ministry of Corporate Affairs. In addition, we may adopt IFRS for the purposes of our filings pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). If we do, we may be adversely affected by this transition.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”). The 2016 Roadmap required such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, and to prepare comparative financial information for accounting periods commencing on or after April 1, 2017. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with IND-AS for financial statements for the same periods stated above. The RBI does not permit banks to adopt IND-AS earlier than these timelines. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year at which point the necessary legislative amendments are expected to have been completed. Earlier, in June 2017, the Insurance Regulatory and Development Authority of India had deferred the effective date for implementation of IND-AS accounting model in the insurance sector by two years.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be for the accounting period commencing on April 1, 2019 and, as such, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

The new accounting standards are expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under IND-AS or IFRS than under Indian or U.S. GAAP, respectively. Further, during the transition to reporting under the new standards, we may encounter difficulties in the ongoing implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt IND-AS or IFRS could adversely affect the Bank’s business, financial condition and results of operations.

Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable.

We have not independently verified certain data obtained from industry publications and other third-party sources referred to in this document and therefore, while we believe them to be true, we cannot assure you that they are complete or reliable. Such data may also be produced on different bases from those used in the industry publications we have referenced. Therefore, discussions of matters relating to India, its economy and the industries in which we currently operate are subject to the caveat that the statistical and other data upon which such discussions are based may be incomplete or unreliable.

Risks Relating to India

Financial instability in other countries may cause increased volatility in the Indian financial market.

The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other markets may cause increased volatility in the Indian financial market and, more generally, in the Indian economy. Any financial instability or disruptions could also have a negative impact on the Indian economy and could harm the Bank’s business, its future financial performance and the prices of its equity shares and ADSs.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in recent years. In particular, sub-prime mortgage loans in the United States have experienced increased rates of delinquency, foreclosure and loss. The recent history of financial crises which have affected both emerging and developed economies has given rise to heightened liquidity and credit concerns and caused an increase in volatility in the global credit and financial markets. Developments in the Eurozone have further exacerbated concerns relating to liquidity and volatility in global capital markets.

Developments in the Eurozone during the past couple of years have exacerbated the ongoing global economic crisis. Large budget deficits and rising public debts have triggered sovereign debt crisis in multiple European countries that resulted in the bailout of certain economies and increased the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures. On the back of this crisis, the U.K. voted to leave the European Union in 2016, prompting a plunge in the pound sterling and a credit rating downgrade. The outcome of the U.K. referendum created fear of potential further exits from the European Economic and Monetary Union. While some of these apprehensions have been alleviated by favorable outcomes of subsequent Dutch and French elections, election results in Germany and Italy (where anti-EU parties gained support) and the rise of separatists in Catalonia in Spain show that these fears still persist. Moreover, the terms of the U.K.’s exit from the European Union are in the process of being negotiated and this uncertainty regarding the future of the relationship between the U.K. and the European Union could keep financial markets on edge. In addition, the sovereign ratings of various European Union countries have been downgraded since 2012. Financial markets and the supply of credit could continue to be negatively impacted by ongoing concerns surrounding the sovereign debts and fiscal deficits of European countries, the possibility of further downgrades of, or defaults on, sovereign debt, concerns regarding a slowdown in growth in certain economies, as well as uncertainties regarding the stability and overall standing of the European Monetary Union. These and other related events have had a significant impact on the global credit and financial markets as a whole, including reduced liquidity, greater volatility, the widening of credit spreads and a lack of price transparency.

In response to such developments, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could cause increased volatility in the Indian financial market and have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign branches are located, by an international rating agency could adversely affect our business and profitability.

The Bank is rated BBB- by Standard & Poor’s (“S&P”) and Baa2 by Moody’s, two international rating agencies. In the case of the international rating agencies, the ratings of all Indian banks are capped at the sovereign rating (that is, BBB- by S&P and Baa2 by Moody’s). In India, the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.

There is a risk that the Bank’s ratings may be downgraded when the rating agencies revise their outlook on India’s sovereign rating or when there is a significant deterioration in the Bank’s existing financial strength and business position. The Bank’s rating may also be revised when the rating agencies undertake changes to their rating methodologies. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the ratings of several banks globally, including Indian banks, were revised. Following this methodology change, the Bank’s rating was revised to Baa3 from Baa2 so as to cap it at the Indian sovereign rating.

In addition, the rating of our foreign branches may be impacted by the sovereign rating of the country in which those branches are located, particularly if the sovereign rating is below India’s rating. Pursuant to applicable ratings criteria published by S&P, the rating of any bond issued in a jurisdiction is capped by the host country rating. Accordingly, any revision to the sovereign rating of the countries in which our branches are located to below India’s rating could impact the rating of our foreign branches and any securities issued from those branches. For example, in fiscal 2016, declining oil prices caused the credit ratings of many oil exporting countries to be downgraded and we had outstanding bonds issued from a branch in such a country which were negatively affected by such downgrade.

Going forward, the sovereign ratings outlook for India will remain dependent on the growth of the economy and the inflation environment, as well as exercise of adequate fiscal restraint by the government. Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign branches are located, by international rating agencies may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.

If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.

Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 30% along with applicable surcharge and cess, could affect our tax burden. Other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax-free bonds and long-term capital gains on equity shares, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities/tribunals/courts would have an impact on our profitability.

As of July 1, 2017, the Goods and Services Tax (“GST”) in India replaced taxes levied by central and state governments with a unified tax regime in respect of certain goods and services for all of India. However, given the recent introduction of the GST in India, there is no established practice regarding the implementation of, and compliance with, GST. Our business and financial performance could be adversely affected by any unexpected or onerous requirements or regulations resulting from the introduction of GST or any changes in laws or interpretation of existing laws, or the promulgation of new laws, rules and regulations relating to GST, as it is implemented.

Further, as GST is implemented, there can be no assurance that we will not be required to comply with additional procedures and/or obtain additional approvals and licenses from the government and other regulatory bodies or that they will not impose onerous requirements and conditions on our operations. Any such changes and the related uncertainties with respect to the implementation of GST may have a material adverse effect on our business, financial condition and results of operations.

The General Anti-Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to us, it may have an adverse tax impact on us.

The Finance Bill, 2018, which was earlier approved by the Parliament has been enacted and came into effect from April 1, 2018. The exemption previously granted in respect of payment of long-term capital gains tax was withdrawn and such tax became payable by the investors from April 1, 2018. We cannot predict whether any tax laws or regulations impacting our products will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have a material adverse effect on our business, financial condition and results of operations.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital flows picked up substantially during fiscal 2017, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in 2014. While the CAD remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7% of GDP, and fell further in fiscal 2016 to 0.7% of GDP, respectively. A sharp contraction in the oil imports bill on the back of a near 50% decline in global crude prices was the main reason behind the improvement in the current account position. However, with the recent rise in oil prices, we expect CAD to have been approximately 1.8% in fiscal 2018.

During fiscal 2014, the rupee came under significant and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1% compared to the U.S. dollar. Investor expectations that reforms implemented by the Government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32% primarily reflecting global risk aversion and a strong U.S. dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1% against the U.S. dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the U.S. reform agenda. In fiscal 2018, the rupee ranged between a high of Rs.65.71 per US$1.00 and a low of Rs.63.38 per US$1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In the first quarter of fiscal 2019, the rupee depreciated by 5.1% against the U.S. dollar. Rising oil prices and consequently marginal deterioration of India’s CAD, slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively so far this fiscal year. Going forward, the Indian rupee may be impacted by factors such as: (a) the tightening in U.S. monetary policy, (b) the rise in protectionist voices across the world (c) uncertainty surrounding the United Kingdom’s exit from the European Union, (d) the slower pace of growth in China, (e) the revival of the domestic economy and f) rise in oil prices.

Further, global risk aversion could mean a continuation of the rotation of global fund flows from emerging markets to U.S. markets over the medium term. The Indian rupee may be more vulnerable than other emerging market currencies on the back of a deterioration in the CAD and an increase in inflation rates in the second half of fiscal 2019. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to stamp out excess volatility in the exchange rate in the event of potential shocks, such as an increase in U.S. interest rates or a break-down in the negotiations between EU and U.K. policymakers. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which would, in turn, cause domestic interest rates to rise.

Further, any increased volatility in capital flows may also affect monetary policy decision-making. For instance, a period of net capital outflows might force the RBI to keep monetary policy tighter than optimal to guard against currency depreciation.

Political instability or changes in the central and state governments in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators remain significant as independent factors in the Indian economy. The election of a pro-business majority government in May 2014 has marked a distinct increase in expectations for policy and economic reforms among certain aspects of the Indian economy. There is no guarantee that the current government will be able to enact an optimal set of reforms or that any such reforms would continue or succeed if there were a change in the current majority leadership in the government in the future. There is also no guarantee that the government will announce an optimal set of reforms or policies in the future. In November 2016, the government undertook demonetization of high denomination notes of Rs.500 and Rs.1,000. Short-term disruptions that the “cash squeeze” caused, may have weighed down on the economy. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. In addition, the GST was implemented in India in July 2017 and replaced multiple cascading taxes levied by the Indian central and state governments. Any significant change in India’s economic liberalization, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

India has also witnessed civil disturbances in recent years and future civil unrest as well as other adverse social, economic and political events in India could have an adverse impact on us. Such incidents also create a greater perception that investment in Indian companies involves a higher degree of risk, which could have an adverse impact on our business and the price of our equity shares and ADSs.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 15% of India’s GDP in 2017. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business and the price of our equity shares and ADSs could be adversely affected.

Investors may have difficulty enforcing foreign judgments in India against the Bank or its management.

We are a limited liability company incorporated under the laws of India. Substantially all of the Bank’s directors and executive officers and some of the experts named herein are residents of India and a substantial portion of the assets of the Bank and such persons are located in India. As a result, it may not be possible for investors to effect service of process on the Bank or such persons in jurisdictions outside of India, or to enforce against them judgments obtained in courts outside of India predicated upon civil liabilities of the Bank or such directors and executive officers under laws other than Indian Law.

In addition, India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under section 13 and section 44A of the Indian Civil Procedure Code (the “Civil Procedure Code”). Section 44A of the Civil Procedure Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India that the Government has, by notification, declared to be a reciprocating territory, that judgment may be enforced in India by proceedings in execution as if it had been rendered by the relevant court in India. However, section 44A of the Civil Procedure Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United States has not been declared by the government to be a reciprocating territory for the purposes of section 44A of the Civil Procedure Code. However, the United Kingdom has been declared by the government to be a reciprocating territory and the High Courts in England as the relevant superior courts. A judgment of a court in a jurisdiction which is not a reciprocating territory, such as the United States, may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Civil Procedure Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice.

A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.

Risks Relating to the Settlement of this Offering

The closing and settlement of this Offering is conditioned on the closing of the concurrent QIP and availability of foreign investment headroom in the Bank.

The Government regulates ownership of Indian companies by foreign shareholders. See “Supervision and Regulation—Foreign Ownership Restriction”. The maximum prescribed percentage of foreign shareholding in the Bank is 74% of its paid-up capital. There is a risk that due to secondary market purchases of the Bank’s equity shares, which are beyond our control, the aggregate foreign shareholding in the Bank may cross the 74% limit. See “Risk Factors—Risks Relating to our Business—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital”. While at the time of launch of this Offering, we believe that we have sufficient foreign investment headroom to issue the offered ADSs, there is uncertainty under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017, as to whether we can allot the equity shares underlying the ADSs offered in this Offering if the aggregate foreign shareholding in the Bank rises above the 74% limit prior to the scheduled closing and settlement time. The underwriting agreement relating to this Offering will include, among other conditions precedent, conditions relating to (i) the availability of foreign investment headroom and (ii) the closing of the QIP. Consequently, if sufficient headroom does not exist at the relevant time or the QIP does not close, you may not receive any ADSs or, subject to a separate agreement between the underwriters and us (which the underwriters are under no obligation to enter into), the delivery of the ADSs may be delayed. Accordingly, purchasers who wish to trade ADSs on any date prior to delivery of the ADSs may encounter a delayed or failed settlement and should consult their own advisors in structuring any such trades. If the foreign shareholding is above the 74% limit after allotment of the equity shares underlying the ADSs, but prior to the scheduled closing and settlement time, it is unclear under Indian laws and regulations whether the Offering can be closed and settled.

Risks Relating to the ADSs and Equity Shares

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on the New York Stock Exchange (the “NYSE”) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. See “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time, some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.

Investors in ADSs will not be able to vote.

Investors in ADSs will have no voting rights, unlike holders of equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depositary Shares—Voting Rights”.

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADSs depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities”.

Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

Under current Indian regulations, an ADSs holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market may also deposit those equity shares in the ADSs program. However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. These restrictions increase the risk that the market price of our ADSs will be below that of our equity shares.

There is a limited market for the ADSs.

Although our ADSs are listed and traded on the NYSE, any trading market for our ADSs may not be sustained, and there is no assurance that the present price of our ADSs will correspond to the future price at which our ADSs will trade in the public market. Indian legal restrictions may also limit the supply of ADSs. The only way to add to the supply of ADSs would be through an additional issuance. We cannot guarantee that a market for the ADSs will continue.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. Currently, prices of securities listed on Indian exchanges are displaying signs of volatility linked among other factors to the uncertainty in the global markets and the rising inflationary and interest rate pressures domestically. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by our ADSs are listed on the NSE and BSE. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “Taxation”.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

We are exposed to the risks of the Indian financial system by being a part of the system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Such “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to various risks in the event of default by a counterparty, which can be exacerbated during periods of market illiquidity.

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, if the relative value of the Indian rupee to the U.S. dollar declines, each of the following values will also decline:

•	the U.S. dollar equivalent of the Indian rupee trading price of our equity shares in India and, indirectly, the U.S. dollar trading price of our ADSs in the United States;

•	the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

•	the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs.

There may be less information available on Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

HDFC Limited’s significant holdings could have an effect on the trading price of our equity shares and ADSs.

HDFC Limited and its subsidiaries hold a significant portion of our equity, and are entitled to certain rights to appoint directors to our Board. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote that could directly or indirectly favor the interests of HDFC Limited over our interests. See “—HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests” and “—We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.” HDFC Limited’s concentration of ownership may adversely affect the trading price of our equity shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder. See “Recent Developments—Preferential Allotment”.

Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.

Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Any gain realized on the sale of equity shares held for more than 12 months to an Indian resident, which are sold other than on a recognized stock exchange and on which no Securities Transaction Tax (“STT”) has been paid, are subject to long term capital gains tax in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if STT was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, 2018 (“Finance Act”) the exemption previously granted in respect of payment of long term capital gains tax has been withdrawn and such taxes are now payable by the investors with effect from April 1, 2018. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short term capital gains tax in India. Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident.

Generally, Indian tax treaties do not limit India’s ability to impose tax on capital gains. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of equity shares. See “Taxation—Indian Taxation”.

Future issuances or sales of equity shares and ADSs could significantly affect the trading price of our equity shares and ADSs.

The future issuance of shares by us or the disposal of shares by any of our major shareholders, or the perception that such issuance or sales may occur, may significantly affect the trading price of our equity shares and ADSs. There can be no assurance that we will not issue further shares or that the major shareholders will not dispose of, pledge or otherwise encumber their shares.

You may be subject to additional compliance requirements under Indian law in the future.

The DR Scheme (see “Restrictions on Foreign Ownership of Indian Securities—FPI Regulations—Issue of securities through the depository receipt mechanism” in the accompanying prospectus) authorizes the RBI, SEBI, the Ministry of Corporate Affairs and the Ministry of Finance of the Government to implement the provisions of the DR Scheme. While certain operational guidelines have been issued by the regulatory authorities, there can be no assurance that additional rules, regulations or guidelines will not be issued, or existing rules, regulations or guidelines will not be amended or modified, from time to time and the holders of ADSs will not be subject to more onerous compliance requirements. For instance, the Ministry of Finance has recently notified the Companies (Significant Beneficial Owners) Rules, 2018, which require certain disclosures in respect of “significant beneficial owners” as per the term defined in the rules.

Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and, (b) potentially require such FFIs to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain FFIs that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. We (as well as relevant intermediaries such as custodians and depositary participants) are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.

Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.

Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither we nor any other person will pay additional amounts as a result of the deduction or withholding.

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high quality services, advanced technology platforms and superior execution.

We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services, loans to small and medium enterprises and other services. On the wholesale banking front, we offer customers a range of financing products, such as documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. We offer a range of deposit and transaction banking services, such as cash management, custodial and clearing bank services and correspondent banking. Our treasury operations manage our balance sheet, and include customer driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our NBFC subsidiary HDBFSL, offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers brokerage accounts through our subsidiary HSL.

Our financial conditions and results of operation are affected by general economic conditions prevailing in India. The Indian economy is one of the largest economies in the world with a GDP at current market prices of an estimated Rs.152.5 trillion for fiscal 2017 and an estimated Rs.167.5 trillion for fiscal 2018. In recent years, India has become a popular destination for foreign direct investment (“FDI”), owing to its well-developed private corporate sector, large consumer market potential, large pool of well-educated and English speaking workers and well established legal systems. Overall, India attracted FDI (including reinvested earnings) of approximately US$60.1 billion in fiscal 2017 and US$55.6 billion in fiscal 2016 as compared to an average of US$23.1 billion from fiscal 2001 through fiscal 2013. From April through September 2017, FDI equity inflows of US$25.35 billion were received, representing a 17% increase over the same period in fiscal 2017. One measure of India’s progress has been the upward trend in ease of doing business rankings, a measure published annually by the World Bank. In 2017, India jumped 30 places to the 100th spot and was ranked as one of the top 10 improvers year-over-year.

Although GDP grew at a slightly slower pace in fiscal 2017 than fiscal 2016 (with GDP growth of 7.1% compared to 8.2%), private final consumption grew at 7.3% for fiscal 2017. In the first quarter of fiscal 2018 GDP growth slowed down to a 13-quarter low at 5.6%, sharply lower than last year’s 8.1% expansion in the same quarter. GDP growth bounced back to 6.3% in the second quarter of fiscal 2018 after declining for the last five quarters, and has further been pegged at 7.0% for the third quarter of fiscal 2018, and 7.7% for the fourth quarter of fiscal 2018. While many economic indicators suggest a revival is underway, we believe that the improvement going forward may only be gradual, undermined by structural problems such as weak private consumption and low capacity utilization.

On the other hand, inflation also moderated during fiscal 2017, with the average level of Consumer Price Inflation (“CPI”) declining to 4.5% in fiscal 2017 from 4.9% in fiscal 2016. CPI in fiscal 2018 was 3.6% on average. In line with market expectations, the RBI, in its monetary policy announcements on February 7 and April 5, 2018 kept rates unchanged, in February also announcing the linking of the base rate to the Marginal Cost of Funds based Lending Rate (“MCLR”) with effect from April 1, 2018.

Notwithstanding some positive reversal in private investment growth over the course of fiscal 2018 (rising to 14.4% in the fourth quarter from 9.1%, 6.1% and 0.8% in the third, second and first quarter of fiscal 2018, respectively), we believe incremental pick up in private capital expenditures is likely to be sector and sub-sector specific and very gradual. In contrast to these positive signs seen in private capital expenditure, there has been a continued slowdown in private consumption growth up to the fourth quarter of fiscal 2018, during which growth picked up slightly to 6.7% from 5.9% in the third quarter. Previously, private consumption had declined to 6.8% in the second and 6.9% in the first quarter of fiscal 2018 from 9.3% in the third quarter of fiscal 2017.

Global growth is expected to pick up in 2018, with the International Monetary Fund (“IMF”) projecting 2018 GDP growth of 3.7% compared to 3.2% registered in 2016, which we believe means external demand is more likely to support growth going forward. The IMF has forecasted India GDP growth of 7.4% and 7.9% for 2018 and 2019.

We are constantly working to develop new technology and improve the digital aspects of our business. For example, we have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak, and other recent technological developments include mobile banking applications, person-to-person smartphone payment solutions, secure payment systems and a virtual relationship manager for high net worth customers.

We have grown rapidly since commencing operations in January 1995. As of March 31, 2018, we had 4,787 branches, 12,635 ATMs in 2,691 cities and towns and 43.6 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 9,067.0 billion as of March 31, 2017 to Rs. 11,367.3 billion as of March 31, 2018. Our net income has increased from Rs. 140.5 billion for fiscal 2017 to Rs. 178.5 billion for fiscal 2018. Our loans and deposits as of March 31, 2018 were at Rs. 7,263.7 billion and Rs. 7,883.8 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2018, gross non-performing customer assets as a percentage of gross customer assets was 1.41%, while net non-performing customer assets constituted 0.61% of net customer assets. In addition, our net customer assets represented 96.2% of our deposits and our deposits represented 69.4% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.2% of total deposits as of March 31, 2018. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.4% for fiscal 2018. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 16.5% for fiscal 2018 and 14.9% for fiscal 2017, and at March 31, 2018 had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 14.82%. Our CET-I ratio was 12.25% as at March 31, 2018. See also “Prospectus Summary—Recent Developments—Financial and other information for the three months ended June 30, 2018 and the three months ended June 30, 2017”.

About Our Bank

HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, Times Bank Limited amalgamated with us and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries owned 20.86% of our outstanding equity shares as of June 30, 2018 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries: HDBFSL and HSL. HDBFSL is a non-deposit taking NBFC engaged primarily in the business of retail asset financing. HDBFSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs.447.5 billion and Rs.62.0 billion, respectively. HDBFSL’s net income was Rs.9.5 billion for fiscal 2018. As of March 31, 2018, HDBFSL had 1,165 branches across 831 cities in India. HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs.16.4 billion and Rs.10.0 billion, respectively. HSL’s net income was Rs.3.4 billion for fiscal 2018. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd., which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd., which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values—customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, employees and our community. HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the fourth consecutive year and were named the Best Domestic Bank – India by the Asiamoney India Banking Awards in 2017. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns and over 43.6 million customers, and of our total branches, 53% were in the semi-urban and rural areas. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers. We are leveraging new technology to offer all banking solutions through the digital platform, which can be accessed by customers across devices of their choice.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. We consider our high quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products.

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we are the largest credit card issuer in India with 10.7 million cards outstanding as of March 31, 2018, and the second largest card issuer (across both debit and credit cards) amongst private sector banks in India, with 35.0 million total cards outstanding as of March 31, 2018. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as forms processing, documents verification and back-office services.

We are able to provide this wide range of products across our branch network, meaning we can provide our targeted rural customers with banking products and services similar to those provided to our urban customers, which we believe gives us a competitive advantage. Our wide range of products and focus on superior service and execution also create multiple cross-selling opportunities for us and, we believe, promote customer retention.

We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 9,067.0 billion as of March 31, 2017 to Rs. 11,367.3 billion as of March 31, 2018. Our net interest margin was 4.6% in fiscal 2017 and 4.7% in fiscal 2018. Our current and savings account deposits as a percentage of our total deposits were 43.5% as of March 31, 2018, and we believe this strong current and savings account profile has enabled us to tap into a low-cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets was 0.61% of net customer assets as of March 31, 2018. Our net income has increased from Rs. 140.5 billion for fiscal 2017 to Rs. 178.5 billion for fiscal 2018. Net income as a percentage of average total shareholders’ equity was 14.9% in fiscal 2017 and 16.5% in fiscal 2018 and net income as a percentage of average total assets was 1.7% in fiscal 2017 and 1.9% in fiscal 2018. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform

We continue to make substantial investments in our advanced technology platform and systems and expand our electronically linked branch network. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak. These networks have enabled us to improve our core banking services in such areas and provide a link between our branches and data centers.

Our aim has always been to improve customer experience through digital innovation as an “Experiential Leader” and we are constantly working to develop new technology and improve the digital aspects of our business. We have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. The first phase of our mobile banking app has been rolled out to consumers, while our forward outlook and initiatives taken in in artificial intelligence-led conversational banking have helped us introduce information, assistance and commerce chatbots. Furthermore, with the pilot launch of “IRA” (Intelligent Robotic Assistant), an interactive humanoid placed in a branch to help in servicing, we set a benchmark for what we believe to be a best in class digital experience for customers. Other recent major technological developments include LITE App (a bilingual mobile banking application that does not require an internet connection); Missed Call Recharge to top-up prepaid mobile phone minutes; a person-to-person smartphone payment solution called “Chillr”; PayZapp with

SmartBuy, a payment system to improve the Bank’s e-commerce processing capabilities; and the creation of a virtual relationship manager for high net worth customers. We have also rolled out product innovations like pre-approved personal loans for salaried accounts granted in 10 seconds and “Digital Loan Against Securities (LAS) in under three minutes in three easy steps ”.

We have a dedicated digital innovation team to research and experiment with technology, which hosts a Digital Innovation Summit annually to attract new talent and business opportunities from the financial technology space. In addition, we have developed robust data analytic capabilities that allow us to cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how customers choose to interact with us. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention.

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of connecting with customers. We are in the process of putting in place advance models of these methods that we term “BBC” (Biometrics – BlockChain) in a “BBC Initiative”, together with conversational banking which is already in place (for example, our service Missed Call Commerce and Conversational Banking (“MCCB”)). We believe the BBC Initiative, which is most relevant for our connected customers, can help protect customer identity and establish authenticity (Biometrics) and promote secure and efficient interactions between customers and us (Blockchain), with an improved customer experience coming through artificial intelligence initiatives (Conversational Banking). For our customers with intermittent, limited or even no connectivity, or customers with evolving digital needs or preferences, we have introduced the MCCB service model and HDFC Bank LITE Banking (multilingual). We are continuously striving to improve our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to access and transact their banking accounts with the Bank.

In recent years we have been honored for our commitment to technology, including the Cisco-CNBC TV 18 Digitizing India Award for Innovations in the Financial Industry and Digital Banking, the IBA Banking Technology Award for Best Bank- IT Risk and Cyber Security Initiatives in 2017 the Best Bank – Banking Technology Excellence Award from IDRBT Banking Technology and the Businessworld Digital Leadership Award 2017 for Best Analytics Implementation. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.

We have an experienced management team

Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. See also “Management”.

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong HDFC Bank brand and our extensive branch and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies. In February 2017, we hosted our Digital Innovation Summit to tap into emerging technological trends and innovations in the financial technology space.

While we currently provide a range of options for customers to access their accounts, including internet banking, telephone banking, and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire.

Cross-sell our broad financial product portfolio across our customer base

We are able to offer our complete suite of financial products across our branch network, including in our rural locations. By matching our broad customer base with our ability to offer our complete suite of products to both rural and urban customers across the retail banking, wholesale banking and treasury product lines, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve.

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets as a percentage of net customer assets was 0.61% as of March 31, 2018. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest bearing current and low-interest bearing savings account deposits were 43.5% of our total deposits as of March 31, 2018. Our average cost of funds (including equity) was 4.6% for fiscal 2017 and 4.4% for fiscal 2018.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three fiscals:

	Year ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Retail banking	Rs. 304,223.4	82.7%	Rs. 351,345.6	82.8%	Rs. 414,894.0	US$	6,372.2	81.6%
Wholesale banking	48,340.9	13.1%	63,367.2	14.9%	77,623.6		1,192.2	15.3%
Treasury operations	15,099.8	4.2%	9,457.5	2.3%	15,842.2		243.3	3.1%
Net revenue	Rs. 367,664.1	100.0%	Rs. 424,170.3	100.0%	Rs. 508,359.8	US$	7,807.7	100.0%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.

As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans, of which 26.1% were unsecured, made up 70.7% of our gross loans as of March 31, 2018. Apart from our branches, we use our ATMs and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions/post-dated checks covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. See also “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and share of our retail credit products:

	At March 31, 2018 Value			% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs. 885,234.7	US$	13,596.0	16.9%
Personal loans/Credit Cards	1,187,127.1		18,232.6	22.7%
Retail business banking	1,305,219.8		20,046.4	24.9%
Commercial vehicle and construction equipment finance	595,813.6		9,150.9	11.4%
Housing loans	362,718.1		5,570.9	6.9%
Other Retail Loans	877,251.3		13,473.4	16.8%
Total retail loans	5,213,364.6		80,070.2	99.6%
Mortgage-backed securities	84.9		1.3	—%
Asset-backed securities	18,670.7		286.8	0.4%
Total retail assets	Rs. 5,232,120.2	US$	80,358.3	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

Auto Loans

We offer loans at fixed interest rates for financing new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market this product through our relationships with car dealers, direct sales agents, corporate packages and joint promotion programs with automobile manufacturers. We believe that we are a leader in the auto loans segment.

Personal Loans and Credit Cards

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individual businessmen.

We also offer credit cards from the VISA, MasterCard and Diners platforms, including gold, silver, corporate, business, platinum, titanium, signature, world, black, infinite, credit cards under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. During fiscal 2017, the Bank launched three product variants—Regalia First Credit Card, Freedom Credit Card and the Bharat Cashback Credit Card. The launch of Regalia First is to enable the bank to cater to the needs of the rapidly growing super premium customer segment, the Freedom Credit Card caters to the youth segment of the country with an offering that meets their needs and the Bharat Cashback Credit Card caters to customers who had not previously had credit cards. We had approximately 8.5 million and 10.7 million cards outstanding as of March 31, 2017 and March 31, 2018, respectively. We believe that we are a leader in the credit cards segment.

Retail Business Banking

We address the borrowing needs of the community of small businessmen primarily located near our bank branches by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also offer letters of credit, guarantees and other basic trade finance products, foreign exchange and cash management services to such businesses.

Commercial Vehicles and Construction Equipment Finance

We provide secured financing for commercial vehicles and provide working capital, bank guarantees and trade advances to transport operators. In addition to funding domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services, such as forward exchange covers. We coordinate with manufacturers to jointly promote our financing options to their clients. We have a strong market presence in the commercial vehicle financing business.

Housing Loans

We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement, we source loans for HDFC Limited through our branches. HDFC Limited approves and disburses the loans, which are kept on their books, and we receive a sourcing fee for these loans. We have an option, but not an obligation, to purchase up to 70% of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage-backed pass through certificates (“PTCs”) or a direct assignment of the loans. The balance is retained by HDFC Limited.

Other Retail Loans

Two-Wheeler Loans

We offer loans for financing the purchase of scooters and motorcycles. We market this product in ways similar to our marketing of auto loans.

Loans Against Securities

We offer loans against equity shares, mutual fund units, bonds and other securities that are on our approved list. We limit our loans against equity shares to Rs.2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first-priority security interests. The minimum margin for lending against shares is prescribed by the RBI.

Loan Assignments

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations.

Kisan Gold Card (Agri Loans)

Under the Kisan Gold Card, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme in order to assist the farmers in financing certain farming expenses, such as the production of crops, post-harvest repair and maintenance and the domestic consumption needs of the farmers. The amount of funding available is based on the farmer’s cropping pattern, the amount of land under utilization and the scale of financing and asset costs. The Bank offers both cash credit and term loan facilities under this product.

Loans Against Gold Jewelry

We offer loans against gold jewelry to specific customer segments, including women and farmers. Such loans are offered with monthly interest payments and a bullet maturity. These loans also have margin requirements in the event of a decrease in the value of the gold collateral due to fluctuations in market prices of gold. Loans against gold jewelry are also extended to existing auto loan, personal loan or home loan customers in order to cater to their additional funding needs.

We also offer loans which primarily include overdrafts against time deposits, health care equipment financing loans, tractor loans and loans to self-help groups.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 74.0% of our total deposits as of March 31, 2018. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2018
	Value (in millions)			% of total
Savings	Rs. 2,193,458.7	US$	33,688.5	37.6%
Current	744,366.1		11,432.4	12.8%
Time	2,896,641.5		44,488.4	49.6%
Total	Rs. 5,834,466.3	US$	89,609.3	100.0%

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet and phone banking services, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

•	Savings accounts, which are demand deposits, primarily for individuals and trusts.

•	Current accounts, which are non-interest bearing checking accounts designed primarily for business customers. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.

•	Time deposits, which pay a fixed return over a predetermined time period.

We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an automatic overdraft facility.

We had mobilized US$3.4 billion in special Foreign Currency Non-Resident (“FCNR”) deposits from non-resident Indian (“NRI”) clients under the RBI swap window in fiscal 2014. A major portion of these deposits were issued for a 3-year tenor and by fiscal 2018, US$3.03 billion of the FCNR deposits were redeemed.

Other Retail Services and Products

Debit Cards

We had approximately 23.6 million and 24.3 million debit cards outstanding as of March 31,2017 and March 31, 2018, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

Individual Depositary Accounts

We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in a street name.

Instead, an individual has his or her own account with a depositary participant. Depositary participants, including us, provide services through the major depositaries established by the two major stock exchanges. Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Sales

We offer our retail customers units in most of the large and reputable mutual funds in India. In some cases, we earn front-end commissions for new sales and additional fees in subsequent years. We distribute mutual fund products primarily through our branches and our private banking advisors.

Insurance

We have arrangements with HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance products, respectively, to our customers, and have recently entered into similar distribution arrangements with other insurance companies. We earn commissions on new premiums collected as well as some trailing income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2018 included fees of Rs.11,923.4 million in respect of life insurance business, of which Rs.4,067.7 million was for displaying publicity materials at the Bank’s branches/ATMs, and Rs.2,034.3 million of fees in respect of general insurance business.

Investment Advice

We offer our customers a broad range of investment advice, including advice regarding the purchase of Indian debt, equity shares and mutual funds. We provide our high net worth private banking customers with a personal investment advisor who can consult with them on their individual investment needs. We have also created a virtual relationship manager for our high net worth customers, which is available at any time through a secure video interface.

Bill Payment Services

We offer our customers utility bill payment services for leading utility companies, including electricity, telephone and internet service providers. Customers can also review and access their bill details through our direct banking channels. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels—ATMs, telephone banking, internet banking and mobile telephone banking.

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2018, these accounts constituted 29% of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs.728.6 billion as of March 31, 2017 and Rs 817.9 billion as of March 31, 2018.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

We identify and target distinct market customer segments for our retail services. We market our products through our branches, online through our website, through telemarketing and through our dedicated sales team for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package and we cross-sell several retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals. Private banking customers receive a personal investment advisor who serves as their single-point contact and compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service-intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program. As of March 31, 2018, 33% of our retail deposit customers contributed 80% of our retail deposits.

We also have a strong commitment to financial inclusion programs to extend banking services to underserved populations. Our Sustainable Livelihood Initiative targets lower income individuals to finance their economic activity, and also provide skill training, credit counseling, and market linkages for better price discovery. Through this initiative we reach out to the un-banked and under-banked segments of the Indian population.

Wholesale Banking

Overview

We provide our corporate and institutional clients a wide array of commercial banking products and transactional services.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial paper, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

For our commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as small and mid-sized businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Loans to small and medium enterprises, which are generally in the nature of loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. Our capital markets transactional services include custodial services for mutual funds and clearing bank services for the major Indian stock exchanges and commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and co-operative banks.

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium-term loans which are typically loans of up to five years in duration. Over 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

We also purchase credit substitutes, which are typically comprised of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer.

The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper and debentures as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2016	2017	2018	2018
	(in millions)
Gross commercial loans	Rs. 1,534,268.7	Rs. 1,939,948.4	Rs. 2,162,814.4	US$	33,217.8
Credit substitutes:
Commercial paper	Rs. 258,006.4	Rs. 248,269.7	Rs. 34,248.6	US$	526.0
Non-convertible debentures	39,234.6	171,270.9	289,782.9		4,450.7
Total credit substitutes	Rs. 297,241.0	Rs. 419,540.6	Rs. 324,031.5	US$	4,976.7
Gross commercial loans plus credit substitutes	Rs. 1,831,509.7	Rs. 2,359,489.0	Rs. 2,486,845.9	US$	38,194.5

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2018, approximately 68.9% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs.673.3 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the marginal cost of funds based lending rate system while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—Directed Lending”.

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2016	2017	2018	2018
	(in millions)
Bill collection	Rs. 3,595,361.1	Rs. 4,003,047.4	Rs. 4,345,163.8	US$	66,735.7
Documentary credits	982,710.6	1,172,946.1	1,262,413.0		19,388.9
Bank guarantees	241,990.0	226,961.8	289,821.8		4,451.3
Total	Rs. 4,820,061.7	Rs. 5,402,955.3	Rs. 5,897,398.6	US$	90,575.9

Bill collection: We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer. We do not advance funds to our client until receipt of payment.

Documentary credits: We issue documentary credit facilities on behalf of our customers for trade financing, sourcing of raw materials and capital equipment purchases.

Bank guarantees: We provide bank guarantees on behalf of our customers to guarantee their payment or performance obligations. A small part of our guarantee portfolio consists of margin guarantees to brokers issued in favor of stock exchanges.

Foreign Exchange and Derivatives

Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with our customers, similar to our transactions with inter-bank participants. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of interest rate swaps and use them as part of our asset liability management.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2016, 2017 and 2018, together with the fair values on each reporting date.

	As of March 31,
	2016		2017		2018		2018
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs. 528,589.7	Rs. (2,165.2)	Rs. 704,131.9	Rs. (34.6)	Rs. 1,106,546.0	Rs. 1,847.5	US$	16,994.9	US$	28.4
Forward exchange contracts, currency swaps, currency options	Rs. 809,002.2	Rs. 3,166.4	Rs. 738,919.5	Rs. (312.9)	Rs. 864,449.8	Rs. (5,261.4)	US$	13,276.7	US$	(80.8)

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecom, toll roads, healthcare, energy, real estate and cement. The group advised on aggregate issuances of over Rs.770.6 billion worth of rupee denominated corporate bonds across public sector undertakings, financial institutions and the Bank’s corporate clients during fiscal 2018, becoming the second largest corporate bond arranger in the market for fiscal 2018. In the equity capital markets business, the group concluded initial public offerings of a small finance bank, an insurance company and a road infrastructure company; a rights issue of a steel company and a QIP of a cement company during fiscal 2018. In the advisory business, we advise clients in the infrastructure, financial services, industrials and healthcare sectors.

Wholesale Deposit Products

As of March 31, 2018, we had wholesale deposits aggregating over Rs.2,049.3 billion, which represented 26.0% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs.10.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

Transactional Services

Cash Management Services

We believe that the Indian market is one of the most promising Cash Management Services (“CMS”) markets. However, it is also marked by some distinctive characteristics and challenges such as a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains, and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.

We have been providing CMS to our customers from diverse industry segments. We believe that we have been consistently aligning our product and services strategy to meet our customers’ needs. This, we believe, has helped us to keep ahead of competitors and retain a satisfied customer base that is growing by the year.

We offer traditional and new age electronic banking products and experience an increasing demand for electronic banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market, i.e. electronic cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. As of the date hereof, over 70% of our transactions are done on the electronic platform.

Today we believe that we are a leading service provider of electronic banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

We have also implemented a straight-through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This initiative helps reduce transaction costs. We have a large number of commercial clients using our corporate internet banking for financial transactions with their vendors, dealers and employees who bank with us.

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited and the BSE Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our overall cost of funds, we also earn commissions on such services in certain cases.

Custodial Services

We provide custodial services principally to Indian mutual funds, as well as to domestic and international financial institutions. These services include safekeeping of securities and collection of dividend and interest payments on securities. Most of the securities under our custody are in book-entry (dematerialized) form, although we provide custody for securities in physical form as well for our wholesale banking clients. We earn revenue from these services based on the value of assets under safekeeping and the value of transactions handled.

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, foreign banks and select private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.

We are well-positioned to offer this service to co-operative banks, foreign banks and select private banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state and foreign banks/some private banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks cannot provide. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.

Tax Collections

We have been appointed by the Government of India to collect direct taxes. In fiscals 2017 and 2018 we collected Rs.2,158 billion and Rs.2,613 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect GST and excise duties in India. In fiscals 2017 and 2018 we collected Rs.1,522 billion and Rs.1,874 billion, respectively, of such indirect taxes for the Government of India and relevant state governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

Treasury

Overview

Our treasury group manages our balance sheet, including our maintenance of reserve requirements and the management of market and liquidity risk. Our treasury group also provides advice and execution services to our corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, our treasury group seeks to optimize profits from our proprietary trading, which is principally concentrated on Indian government securities.

Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. Our primary customers are multinational corporations, large and medium sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and NRIs.

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “—Risk Management” for a discussion of our management of market risk.

Foreign Exchange and Derivatives

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2016, 2017 and 2018 together with the fair values on each reporting date:

	As of March 31,
	2016		2017		2018		2018
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs. 1,678,786.7	Rs. 1,552.1	Rs. 1,687,375.9	Rs. 411.3	Rs. 1,980,227.2	Rs.(750.2)	US$	30,413.6	US$	(11.5)
Forward exchange contracts, currency swaps, currency options	Rs. 4,844,850.6	Rs. 4,087.3	Rs. 4,291,942.7	Rs.(5,907.2)	Rs. 3,876,140.5	Rs.(1,124.3)	US$	59,532.2	US$	(17.3)

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Supervision and Regulation—Legal Reserve Requirements”. Our local currency desk primarily trades Indian government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2018, we had an internal aggregate approved limit of Rs.300 million for market purchases and Rs.100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs.100 million (defined as a sub-limit of the aggregate approved limit) for investment in index funds or equity mutual funds for proprietary trading. Our exposure as of March 31, 2018 was within these limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone, mobile telephone and internet banking.

Branches

As of March 31, 2018, we had a total of 4,787 branches covering 2,691 cities and towns, which includes 33 banking outlets that were manned by our business correspondents. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

Almost all of our branches focus exclusively on providing retail services and products, though a few also provide wholesale banking services. The range of products and services available at each branch depends in part on the size and location of the branch. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year be located in unbanked rural areas that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. As per the guidelines of the RBI, a rural area is defined as a center with a population up to 9,999. As of March 31, 2018, 516 of our branches are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We also have a full service banking branch in Hong Kong. In August 2014, we opened a branch in the Dubai International Financial Center (“DIFC”) in Dubai to offer advisory services to NRIs regarding treasury products, trade finance, loans and other related services. Through these branches, we provide services to NRIs, Indian corporates and their affiliates to cater to their international banking requirements. The Bank also opened an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City (“GIFT”) in June 2017. The unit is regulated by the RBI.

Automated Teller Machines

As of March 31, 2018, we had a total of 12,635 ATMs, of which 5,867 were located at our branches or extension counters and 6,768 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by American Express or other banks in the Rupay, Visa, MasterCard, Maestro, Cirrus, Citrus or Discover Financial Services networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks.

Telephone Banking

We provide telephone banking services to our customers in 2,691 cities and towns as at March 31, 2018. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments of checks. In select cities, customers can also engage in financial transactions (such as opening deposits and ordering demand drafts). In certain cities, the Bank also has staff available during select hours to assist customers who want to speak directly to one of the Bank’s telephone bankers.

Mobile Banking

Our mobile banking platform offers “anytime, anywhere” banking services to our customers through handheld devices, such as smartphones and even basic feature phones. Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini-statements of their transactions. We offer our customers the ability to carry out variety of financial transactions from their mobile phones. Customers can carry out financial transactions, such as transferring funds within and outside the Bank, and mobile commerce using their HDFC Bank account by downloading this application on their mobile phones. Mobile banking is available across several mobile operating systems, including Android, iOS, Windows and Blackberry.

Internet Banking

Our “net banking” seeks to be a “virtual manifestation” of a physical branch. Through our internet banking channel, customers can perform various transactions, such as access account information, track transactions, request check books, request stop check payments, transfer funds between accounts and to third parties who maintain accounts with us or other banks, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills and make demand draft requests. Customers can apply for cards and pre-approved loans online and even view details of existing ones. We encourage customer use of our internet banking service by offering some key services for free or at a lower cost.

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, liquidity risk, interest rate risk and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target defined markets, (b) our credit approval process, (c) our post-disbursement monitoring and (d) our remedial management procedures. We have a comprehensive centralized risk management function, independent of our operations and business units.

The asset quality of the Indian banking industry continued to be under severe pressure during fiscal 2017 and majority of fiscal 2018 due to macroeconomic factors as well as sector-specific issues. The banking industry on an overall basis saw a sharp increase in stress and non-performing assets. We did not witness any significant deterioration in overall asset quality.

Retail Credit Risk

We offer a range of retail products, such as auto loans, personal loans, credit cards, business banking, two-wheeler loans, loans against securities and commercial vehicle loans. Our retail credit policy and approval process are designed to accommodate the high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit policies and product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgement of our senior officers.

The retail credit risk team manages credit risk in retail assets and has the following constituents:

(a) Central Risk Unit: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover our portfolio management information system, credit management information system and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

(b) Retail Underwriting: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies and procedures, as applicable.

(c) Risk Intelligence and Control: This unit is responsible for the sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. The unit initiates market reference checks to avoid a recurrence of fraud and financial losses.

(d) Retail Collections Unit: This unit is responsible for the remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.

We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

Our vehicle loans, personal loans, loan against gold and loan against securities are generally secured on the asset financed. Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offense in India to issue a bad check.

Wholesale Credit Risk

The wholesale credit risk team, within the Risk Management Group, is primarily responsible for implementing the credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, carrying out an independent assessment of credit risk, approving individual credit exposures and ensuring portfolio composition and quality. In addition to the credit approval process, there is also an independent framework for the review and approval of credit ratings.

For our wholesale banking products, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the small and medium enterprises (“SME”) segment. We also have product-specific offerings for entities engaged in the capital markets and commodities businesses.

We consider the credit risk of our counterparties comprehensively. Accordingly, our credit policies and procedures apply not only to credit exposures but also to credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program (“Credit Policies”) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Risk Management Group.

We have in place a process of risk-grading each borrower according to its financial health and the performance of its business and each borrower is graded on an alphanumeric rating scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as “non-investment grade” ratings). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME-manufacturing, SME-services and NBFCs). Each model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The aggregate weighted score based on the assessment under each of these four risk categories corresponds to a specific alphanumeric rating.

Based on what we believe is an adequately comprehensive risk assessment, credit exposure limits are set on individual counterparties. These limits take into account the overall potential exposure on the counterparty, be it on balance sheet or off balance sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. These limits are reviewed in detail at annual or more frequent intervals.

We do not extend credit on the judgment of one officer alone. Our credit approval process is based on a three-tier approval system that combines credit approval authorities and discretionary powers. The required three approvals are provided by credit approvers who derive their authority from their credit skills and experience. The level for approval of a credit varies depending upon the grading of the borrower, the quantum of facilities required and whether we have been dealing with the customer by providing credit facilities in the past. As such, initial approvals would typically require a higher level of approval for a borrower with the same grading and for sanctioning the same facility.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower/business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by the RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%), provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of a bank’s capital funds. This limit may be exceeded by an additional 10% (i.e., up to 50%), provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances and with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (“AFC”), or NBFC-Infrastructure Finance Company (“IFC”) should not exceed 10%, 15% and 15%, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. In December 2016, the RBI issued the Large Exposure Framework, which aims to align the exposure norms for Indian Banks with the Basel Committee on Banking Supervision (“BCBS”). The guidelines are required to be fully implemented by March 31, 2019. See “Supervision and Regulation—Large Exposures Framework”.

b) Industry: Exposure to any one industry cannot exceed 12% of aggregate exposures. For this purpose, advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from this exposure limit. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25%.

c) Risk grading: In addition to the exposure ceilings described above, we have set quantitative ceilings on aggregate funded plus non-funded exposure (excluding retail assets) specific to each risk rating category at the portfolio level.

While we primarily make our credit decisions on a cash flow basis, we also obtain security for a significant portion of credit facilities extended by us as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by the borrower. We may also require guarantees and letters of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

We have a process for regular monitoring of all accounts at several levels. These include periodic calls on the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors according to its PSL norms. See also “Supervision and Regulation—Directed Lending”.

Market Risk

Market risk refers to the potential loss on account of adverse changes in market variables or other risk factors which affect the value of financial instruments that we hold. The financial instruments may include investment in money market instruments, debt securities (such as gilts, bonds and PTCs), equities, foreign exchange products and derivative instruments (both linear and non-linear products).

The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, commodity prices, exchange rates and implied volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, we must constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The Bank’s overall risk appetite for various risks is defined by the Internal Capital Adequacy Assessment Process (“ICAAP”) review committee, by stipulating specific risk appetite for each category of risk. The risk appetite for trading risk is set through a pre-approved treasury limits package as well as through specific trading limits for a few product programs. In addition, the Bank’s risk limits are guided by the Interbank Counterparty Exposure limit and the Bank’s Asset Liability Management (“ALM”) limits prescribe the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies.

The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors along with the trading portfolio and recommends various market risk controls relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks. The market data cell in the mid-office maintains market data, performs market data scan to check market data sanctity and verifies the rates submitted by the treasury front office for polling various benchmarks.

Our Board of Directors has delegated the responsibility for market risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, also reviews developments in the markets and the economy and their impact on the balance sheet and business along with review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board of Directors and decides on the inter-segment transfer pricing policy.

The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the ALCO are being observed. Our treasury group also assists in implementing our asset liability strategy and in providing information to the ALCO.

Policies and Procedures—Trading and Asset Liability Management Risks

The following sections briefly describe our policies and procedures with respect to trading risk (price risk) and ALM risk (interest rate risk in the banking book and liquidity risk).

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale-portfolios, as per RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps and options, cross-currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop loss trigger levels, price value per basis point (PV01) limits, option Greek limits, position limits, namely, intraday and net overnight forex open position as well as gap limits (aggregate and individual gap limits). Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case by case review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.

The treasury limits are reviewed by the market risk department and presented to the Risk Policy and Monitoring Committee (“RPMC”) for its recommendation to the Board of Directors for approval. The limits are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

The market risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is recognized in the non-standard product policy as part of the market risk policy. The non-standard product policy stipulates requirements for case specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical/judgmental scenarios.

Validation of valuation models applied for validation of trading products are conducted by the treasury analytics team, which are then reviewed by the market risk department and governed by the Board of Directors approved ‘independent valuation model validation policy’. The Valuation Committee is apprised of the model validation results in its quarterly meetings. Moreover, the market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on month-end basis for accurate valuation pursuant to the Independent Valuation Model Validation Policy of the Bank.

II. Asset Liability Management

The ALM risk management process consists of management of liquidity risk and IRRBB. Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing it to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board of Directors for approval. The limits are reviewed at least annually.

Structure and Organization

The ALM risk management process of the Bank operates in the following hierarchical manner:

Board of Directors

The Board has the overall responsibility for management of liquidity and interest rate risk. The Board decides the strategy, policies and procedures of the Bank to manage liquidity and interest rate risk, including setting the Bank’s risk tolerance and limits.

Risk Policy & Monitoring Committee of the Board

The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It ensures that frameworks are established for assessing and managing liquidity and interest rate risks faced by the Bank. The RPMC meets at least once every quarter. The RPMC’s role includes inter-alia:

1. to review and recommend for Board approval, the liquidity and interest rate risk policies or any other amendment thereto;

2. to ratify excess utilization of Board approved limits; and

3. to review the results of stress tests.

Asset Liability Committee (“ALCO”)

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board of Directors;

•	determining the structure, responsibilities and controls for managing liquidity and interest rate risk;

•	ensuring operational independence of risk management function;

•	reviewing stress test results; and

•	deciding on the transfer pricing policy of the Bank.

ALM Support Group

The ALM support group is responsible for analyzing, monitoring, and reporting the relevant risk profiles to senior management and relevant committees. The ALM support group comprises the balance sheet management desk (Treasury), market risk department, treasury mid-office and Finance and Control.

Risk Measurement Systems and Reporting

Liquidity Risk

Liquidity risk is measured using the flow approach and the stock approach. The flow approach involves comprehensive tracking of cash flow mismatches, whereas the stock approach involves the measurement of critical ratios in respect of liquidity risk.

For measuring and managing net funding requirements, the use of a maturity ladder and calculation of cumulative surplus or deficit of funds at selected maturity dates has been adopted as a standard tool. The time buckets for classification of assets and liabilities for the purposes of this statement is as per the RBI’s prescribed guidelines.

Stock approach involves measurement of certain critical ratios in respect of liquidity risk. Based on the RBI guidelines, a set of liquidity ratios under stock approach are monitored on a periodic basis.

In addition, the Bank is required to maintain Liquidity Coverage Ratio. The regulatory minimum requirement for the ratio is 80% starting from January 1, 2017 (which was 70% between Jan 2016 to Dec 2016) and will rise in equal steps of 10% each year to reach 100% on January 1, 2019.

Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board approved liquidity stress framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

Interest Rate Risk in Banking Book

Interest rate risk is the risk where changes in market interest rates affect a bank’s financial position. Changes in interest rates impact a bank’s earnings through changes in its net interest income (“NII”). Changes in interest rates also impact a bank’s market value of equity (“MVE”) or net worth through changes in the economic value of its rate sensitive assets, liabilities and off-balance sheet positions. The interest rate risk, when viewed from these two perspectives, is known as “earnings perspective” and “economic value perspective”, respectively.

The Bank measures and controls IRRBB using both the earnings perspective (measured using the traditional gap analysis method) and the economic value perspective (measured using the duration gap analysis method) as detailed below. These methods involve grouping of rate sensitive assets (“RSA”) and rate sensitive liabilities (“RSL”), including off-balance sheet items, based on the maturity or repricing dates.

The Bank classifies an asset or liability as rate sensitive if:

i.	within the time interval under consideration, there is a cash flow;

ii.	the interest rate resets or reprices contractually during the interval; and

iii.	the RBI changes the interest rates in cases where interest rates are administered.

A significant portion of non-maturing deposits are grouped in the “over 1 year to 3 year” category. Non-rate sensitive liabilities and assets primarily comprise capital, reserves and surplus, other liabilities, cash and balances with the RBI, current account balances with banks, fixed assets and other assets.

The banking book is represented by excluding from the total book the trading book (i.e., on and off-balance sheet items) and the commensurate liabilities in the form of short-term borrowings and deposits.

•	Earnings Perspective (impact on net interest income)

The traditional gap analysis (“TGA”) method measures the level of a bank’s exposure to interest rate risk in terms of sensitivity of its NII to interest rate movements over a one-year horizon. It involves bucketing of all RSA, RSL and off-balance sheet items maturing or getting repriced in the next year and computing changes of income under 200 basis points upward and downward parallel rate shocks over a year’s horizon.

•	Economic Value Perspective (impact on market value of equity)

While earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate sensitive assets, liabilities and off-balance sheet positions. Economic value perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing of the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The way operational risk is managed has the potential to positively or negatively impact the Bank’s customers, financial performance and reputation. The Bank has put in place Board-approved governance and organizational structure with clearly defined roles and responsibilities to mitigate operational risk arising from the Bank’s business and operations.

Organizational Structure for Managing Operational Risk

The RPMC reviews and recommends to the Board of Directors the overall operational risk management framework for the Bank. The Operational Risk Management Committee, which is headed by the Deputy Managing Director and consists of senior management functionaries (including the Chief Risk Officer, Group Head—Audit, Group Head—Operations and senior representatives from all the relevant business verticals), oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support function in managing operational risk.

Risk Measurement and Monitoring

While the day-to-day operational risk management lies with business lines, operations and support functions, the operational risk management department is responsible for designing tools and techniques for identification and monitoring of operational risk across the Bank consistent with the framework approved by the Board. The unit also ensures operational risk exposures are captured and reported to the relevant levels of the management for initiating suitable risk mitigations in order to contain operational risk exposures within acceptable levels. The internal audit department provides independent assurance of the effectiveness of governance, risk management and internal controls to achieve the Bank’s risk management and control objectives.

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•	A bottom-up risk assessment process, risk control self-assessment, to identify high risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted annually to update senior management of the risk level across the Bank.

•	The employment of key risk indicators to alert the Bank of impending problems in a timely manner. The key risk indicators allow monitoring of the control environment as well as operational risk exposures and also trigger risk mitigation actions.

•	Subjecting material operational risk losses to a detailed risk analysis in order to identify areas of risk exposure and gaps in controls based on which appropriate risk mitigating actions are initiated.

•	Conducting a scenario analysis annually to derive information on hypothetical severe loss situations. The Bank uses this information for risk management purposes, as well as for analyzing the possible financial impact.

•	Periodic reporting of risk assessment and monitoring to senior management to ensure timely actions are initiated at all levels.

Capital Requirement

Currently, the Bank follows the basic indicator approach for computing operational risk capital. The Bank has devised an operational risk measurement system compliant with an advanced measurement approach (“AMA”) for estimating operational risk capital for the standalone bank. The RBI has granted “in-principle” approval to the bank to migrate to AMA for calculating operational risk capital charge in parallel to the basic indicator approach followed currently.

Competition

We face intense competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.

In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks in the private sector. Since promulgation, such banks have been established and operational pursuant to these guidelines, which have increased competition in the markets in which we operate.

In August 2016, the RBI released final guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the “Non-Operative Financial Holding Company” structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. See “Supervision and Regulation—Entry of new banks in the private sector”.

Retail Banking

In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products.

In mutual fund sales and other investment related products, our principal competitors are brokers, foreign banks and other new private sector banks.

Wholesale Banking

Our principal competitors in wholesale banking are public and new private sector banks as well as foreign banks. The large public sector banks have traditionally been the market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements, including trade and transactional services and foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.

Treasury

In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks and new generation private sector banks in the foreign exchange and money markets business.

Employees

The number of our employees was 88,253 as of March 31, 2018. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay plans are comprised of periodic performance linked pay (PLP), annual performance linked bonus and employee stock option plans.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by government regulation under which the fund is required to pay to employees a minimum annual return, which is 8.55% at present. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our former-CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

We focus on training our employees on a continuous basis. We have training centers, where we conduct regular training programs for our employees. Management and executive trainees generally undergo up to eight-week training modules covering most aspects of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on an as-needed basis.

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.

As of March 31, 2018, we had a network consisting of 4,787 branches and 12,635 ATMs, including 6,768 at non-branch locations. These facilities are located throughout India with the exception of three branches which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. The Bank set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City in June 2017. This branch is treated as an overseas branch.

Intellectual Property

We utilize a number of different forms of intellectual property in our business including our HDFC Bank brand and the names of the various products we provide to our customers. We believe that we currently own, have licensed or otherwise possess the rights to use all intellectual property and other proprietary rights, including all trademarks, domain names, copyrights, patents and trade secrets used in our business.

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings with significant financial claims present on the face of the complaint but that we believe lack any merit based on the historical dismissals of similar claims. Accordingly, we believe there are currently no legal proceedings, which if adversely determined, might materially affect our financial condition or the results of our operations.

USE OF PROCEEDS

The gross proceeds from the Offering are expected to be approximately US$                     million. The net proceeds from the Offering, after deducting fees and commissions of the Offering, are expected to be approximately US$             million (“Net Proceeds”). Subject to compliance with applicable laws and regulations, we intend to use the Net Proceeds of the Offering, together with the net proceeds of the QIP of approximately Rs. billion and the Preferential Allotment of approximately Rs.85.0 billion, to strengthen our capital structure and ensure adequate capital to support growth and expansion, including enhancing our solvency and capital adequacy ratio.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2018 prepared in accordance with U.S. GAAP in Indian rupees and in U.S. dollars converted at the applicable exchange rate as of March 31, 2018 (Rs.65.11 per US$):

•	on an actual basis;

•	on an as adjusted basis to give effect to the Preferential Allotment; and

•	on an as adjusted basis to give effect to the Preferential Allotment, this Offering and the QIP.

You should read this capitalization table together with “Selected Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included or incorporated by reference in the accompanying prospectus. Other than as disclosed in this prospectus supplement, there has been no material change in our capitalization and indebtedness since March 31, 2018:

	As of March 31, 2018
	Actual		As Adjusted for the Preferential Allotment(5)(7)		As Adjusted for the Preferential Allotment, the Offering and the QIP(6)(7)
	(in millions)
	Rs.	US$	Rs.	US$	Rs.	US$
Indebtedness
Deposits	7,883,751.5	121,083.5	7,883,751.5	121,083.5	7,883,751.5	121,083.5
Securities sold under repurchase agreements	138,000.0	2,119.5	138,000.0	2,119.5	138,000.0	2,119.5
Short-term borrowings	779,201.7	11,967.5	779,201.7	11,967.5	779,201.7	11,967.5
Subordinated debt	231,060.8	3,548.9	231,060.8	3,548.9	231,060.8	3,548.9
Other long-term debt	701,845.5	10,780.0	701,845.5	10,780.0	701,845.5	10,780.0

Total indebtedness	9,733,859.5	149,499.4	9,733,859.5	149,499.4	9,733,859.5	149,499.4
Shareholders’ equity
Equity shares(1)	5,190.2	79.7	5,268.4	80.9
Additional paid-in capital(2)	476,570.4	7,319.5	561,492.2	8,623.8
Retained earnings	462,876.2	7,109.2	462,876.2	7,109.2
Statutory reserve(3)	233,323.5	3,583.5	233,323.5	3,583.5
Accumulated other comprehensive income(4)	(3,796.7)	(58.3)	(3,796.7)	(58.3)

Total shareholders’ equity	1,174,163.6	18,033.6	1,259,163.6	19,339.1

Total capitalization	10,908,023.1	167,533.0	10,993,023.1	168,838.5

(1)	Rs.2 par value; 3,250,000,000 equity shares authorized, 2,595,090,267 equity shares issued and outstanding.
(2)

Estimated underwriting discounts and commissions payable by us of US$            million or Rs.             million, have been deducted from the gross proceeds of the sale of ADSs pursuant to the Offering. In addition, estimated commission payable by us of Rs.             million has been deducted from the gross proceeds of the sale of equity shares pursuant to the QIP.

(3)

Represents the amounts that are required under Indian law to be appropriated from net income computed as per Indian GAAP and transferred to a statutory reserve, which may not be distributed via dividends.

(4)	Primarily represents unrealized gains and losses on investments available for sale, net of applicable income taxes.

(5)	As adjusted for the issuance of 39,096,817 equity shares issued to HDFC Limited in the Preferential Allotment at a price of Rs.2,174.09 per equity share.
(6)	As adjusted for the Preferential Allotment (see footnote (5) above) and as further adjusted for the issuance of equity shares issued in the Offering and the concurrent QIP.
(7)	This adjustment does not give effect to the equity shares allotted by the Bank after March 31, 2018 pursuant to the exercise of options granted under its employee stock option schemes. The Bank has allotted an aggregate of 9,067,600 equity shares during the three months ended June 30, 2018 pursuant to the exercise of options granted under its employee stock option schemes. As of the date of this prospectus supplement, 65,224,000 stock options granted by the Bank under nine employee stock option schemes are outstanding.

DILUTION

If you invest in the ADSs offered by us in this Offering, your interest will be diluted to the extent of the difference between the offering price per ADS set forth on the cover of this prospectus supplement and the net tangible book value per ADS upon the completion of this Offering and the concurrent offering of equity shares in the QIP and the Preferential Allotment. Dilution results from the fact that the per share offering price of our ADSs is in excess of the book value per ADS attributable to existing shareholders.

As of March 31, 2018, our net tangible book value was Rs.1,174.2 billion (US$18.0 billion), or US$20.8 per ADS. Net tangible book value per ADS represents the book value of our total tangible assets minus our total liabilities, divided by the total number of ADSs that would have been outstanding as of March 31, 2018 if all of our outstanding shares as of such date were represented by ADSs.

After giving effect to (i) the sale of the ADSs sold by us in the Offering at the price of US$             per ADS and (ii) after giving effect to the sale of equity shares sold by us in a concurrent offering of equity shares in the QIP and the Preferential Allotment and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, but without taking into account any other changes in such tangible book value after March 31, 2018, our net tangible book value per ADS (based on an exchange rate as of March 31, 2018 of Rs.65.11 = US$1.00), would increase to US$             per ADS. This represents an immediate increase of US$            per ADS in net tangible book value to holders of our shares outstanding as of March 31, 2018 and an immediate dilution of US$             per ADS in net tangible book value to investors purchasing ADSs in this Offering at the offering price.

The following table illustrates such dilution on the basis of U.S. GAAP:

US$
Offering price per ADS
Net tangible book value per ADS as of March 31, 2018	20.8
Increase in net tangible book value per ADS attributable to the Offering, the QIP and the Preferential Allotment
Adjusted net tangible book value per ADS after the Offering, the QIP and the Preferential Allotment
Dilution in net tangible book value per ADS to new investors

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2016, 2017 and 2018 and the selected balance sheet data as of March 31, 2017 and 2018 are derived from our audited financial statements included or incorporated by reference in this prospectus supplement. Our selected balance sheet data as of March 31, 2014, 2015 and 2016 and selected income statement data for the fiscal years ended March 31, 2014 and 2015 are derived from our audited financial statements not included in this prospectus supplement.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2018 have been translated into U.S. dollars at the rate on such date of Rs.65.11 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2014		2015		2016		2017		2018		2018
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	422,211.3	Rs.	500,787.2	Rs.	625,428.6	Rs.	725,554.3	Rs.	843,465.3	US$	12,954.5
Interest expense		229,639.2		264,610.9		333,067.1		373,758.7		420,314.7		6,455.4
Net interest revenue		192,572.1		236,176.3		292,361.5		351,795.6		423,150.6		6,499.1
Provisions for credit losses		17,428.1		17,000.2		21,531.3		37,951.4		59,397.8		912.3
Net interest revenue after provisions for credit losses		175,144.0		219,176.1		270,830.2		313,844.2		363,752.8		5,586.8
Non-interest revenue, net		70,834.5		79,821.5		96,833.9		110,326.1		144,607.0		2,221.0
Net revenue		245,978.5		298,997.6		367,664.1		424,170.3		508,359.8		7,807.8
Non-interest expense		124,228.1		144,973.0		182,077.3		204,204.8		231,253.4		3,551.9
Income before income tax expense		121,750.4		154,024.6		185,586.8		219,965.5		277,106.4		4,255.9
Income tax expense		42,304.2		54,519.9		67,536.9		79,224.9		98,272.5		1,509.3
Net income before noncontrolling interest		79,446.2		99,504.7		118,049.9		140,740.6		178,833.9		2,746.6
Less: Net income attributable to shareholders of noncontrolling interest		126.5		267.0		134.6		210.8		319.0		4.9
Net income attributable to HDFC Bank Limited	Rs.	79,319.7	Rs.	99,237.7	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9	US$	2,741.7
Per equity share data:
Earnings per equity share, basic	Rs.	33.18	Rs.	40.94	Rs.	46.84	Rs.	55.23	Rs.	69.18	US$	1.06
Earnings per equity share, diluted		32.94		40.55		46.33		54.57		68.29		1.05
Dividends per share		6.85		8.00		9.50		11.00		13.00		0.20
Book value(1)		221.71		299.32		343.85		400.41		452.45		6.95
Equity share data:
Equity shares outstanding at end of period		2,399.1		2,506.5		2,528.2		2,562.5		2,595.1		2,595.1
Weighted average equity shares outstanding-basic		2,390.3		2,423.8		2,517.4		2,544.3		2,580.5		2,580.5
Weighted average equity shares outstanding-diluted		2,408.1		2,447.3		2,545.4		2,575.4		2,613.9		2,613.9
ADS data (where one ADS represents three shares):
Earnings per ADS-basic		99.54		122.82		140.52		165.69		207.54		3.18
Earnings per ADS-diluted		98.82		121.65		138.99		163.71		204.87		3.15

	As of March 31,
	2014		2015		2016		2017		2018		2018
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	370,835.2	Rs.	341,124.3	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0	US$	8,818.2
Term placements(2)		176,481.7		169,989.5		148,899.8		131,069.5		139,875.9		2,148.3
Loans, net of allowance		3,185,648.1		3,896,115.0		4,935,474.3		5,910,412.8		7,263,671.8		111,560.0
Investments:
Investments held for trading		65,077.9		61,292.8		71,860.9		35,363.7		167,513.9		2,572.8
Investments available for sale		908,824.3		1,504,412.8		1,878,684.4		2,111,385.6		2,222,711.0		34,137.8
Total		973,902.2		1,565,705.6		1,950,545.3		2,146,749.3		2,390,224.9		36,710.6
Total assets	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	US$	174,586.3
Long-term debt		395,208.6		457,934.4		522,313.5		730,920.7		932,906.3		14,328.2
Short-term borrowings		150,775.5		214,191.9		253,562.4		322,265.6		779,201.7		11,967.5
Total deposits		3,670,000.1		4,501,710.8		5,457,860.3		6,431,322.9		7,883,751.5		121,083.5
Of which:
Interest-bearing deposits		3,057,154.5		3,768,678.8		4,575,414.5		5,277,644.0		6,693,649.3		102,805.2
Non-interest bearing deposits		612,845.6		733,032.0		882,445.8		1,153,678.9		1,190,102.2		18,278.3
Total liabilities		4,592,406.6		5,507,448.2		6,865,928.1		8,039,079.4		10,190,815.5		156,516.9
Noncontrolling interest		1,094.0		1,315.5		1,485.0		1,847.5		2,329.7		35.8
HDFC Bank Limited shareholders’ equity		531,906.7		750,252.1		869,310.2		1,026,053.6		1,174,163.6		18,033.6
Total liabilities and shareholders’ equity	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	US$	174,586.3

	Year ended March 31,
	2014	2015	2016	2017	2018	2018
	(in millions)
Period average(3)
Interest-earning assets	Rs.4,110,169.4	Rs.4,878,731.8	Rs.6,334,288.6	Rs.7,584,354.9	Rs.9,052,769.4	US$	139,038.1
Loans, net of allowance	2,839,477.7	3,408,315.6	4,278,152.9	5,156,042.6	6,507,446.5		99,945.4
Total assets	4,505,119.5	5,289,353.5	6,776,037.8	8,099,122.2	9,634,335.7		147,970.1
Interest-bearing deposits	2,737,895.6	3,365,392.5	4,301,515.1	5,053,872.7	5,849,539.4		89,840.9
Non-interest bearing deposits	448,165.2	519,675.4	620,340.4	784,108.7	946,157.4		14,531.7
Total deposits	3,186,060.8	3,885,067.9	4,921,855.5	5,837,981.4	6,795,696.8		104,372.6
Interest-bearing liabilities	3,362,570.1	3,944,982.9	5,130,083.6	6,104,324.6	7,260,929.1		111,517.9
Long-term debt	296,782.8	449,057.2	485,713.4	646,512.9	881,556.7		13,539.5
Short-term borrowings	327,891.7	130,533.2	342,855.1	403,939.0	529,833.0		8,137.5
Total liabilities	3,997,363.1	4,673,939.3	5,955,268.7	7,155,571.9	8,553,295.8		131,366.9
Total shareholders’ equity	Rs.507,756.4	Rs.615,414.2	Rs.820,769.1	Rs.943,550.3	Rs.1,081,039.9	US$	16,603.3

	As of or for the year ended March 31,
	2014	2015	2016	2017	2018
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.8	1.9	1.7	1.7	1.9
Average total shareholders’ equity	15.6	16.1	14.4	14.9	16.5
Dividend payout ratio(4)	20.7	20.2	20.4	20.1	18.9
Spread(5)	4.2	4.3	4.1	4.1	4.2
Net interest margin(6)	4.7	4.8	4.6	4.6	4.7
Cost-to-net revenue ratio(7)	50.5	48.5	49.5	48.1	45.5
Cost-to-average assets ratio(8)	2.8	2.7	2.7	2.5	2.4
Capital:
Total capital adequacy ratio(9)	16.07	16.79	15.53	14.55	14.82
Tier I capital adequacy ratio(9)	11.77	13.66	13.22	12.79	13.25
Tier II capital adequacy ratio(9)	4.30	3.13	2.31	1.76	1.57
Average total shareholders’ equity as a percentage of average total assets	11.3	11.6	12.1	11.7	11.2
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(10)	1.2	1.0	1.0	1.3	1.4
Net non-performing customer assets as a percentage of net customer assets(10)	0.6	0.4	0.4	0.6	0.6
Total allowance for credit losses as a percentage of gross non-performing credit assets	143.5	120.4	108.3	94.6	103.5

(1)	Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
(3)	Average balances are the average of daily outstanding amounts.
(4)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy”.
(5)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
(6)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
(7)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(8)	Represents the ratio of non-interest expense to average total assets.
(9)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “Supervision and Regulation”.
(10)	Customer assets consist of loans and credit substitutes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements for the years ended March 31, 2016, March 31, 2017 and March 31, 2018 included in the documents incorporated by reference. Also refer to the sections “Selected Financial and Other Data” and “Selected Statistical Information” included in this prospectus supplement.

The following discussion is based on our audited consolidated annual financial statements, which have been prepared in accordance with U.S. GAAP. Our fiscal year ends on March 31 of each year. Accordingly, all references to a particular fiscal year are to the twelve-month period ended on March 31 of that year. Unless otherwise specified, all information regarding cost, yield and average balances are based on daily average of balances outstanding during the relevant period.

This discussion contains forward-looking statements and reflects our current views with respect to future events and financial performance. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Forward-Looking Statements” on page 4 of the accompanying prospectus, the section “Risk Factors” on page S-20 and elsewhere in this prospectus supplement. Certain portions of the following discussion include information publicly available from the RBI and other sources.

Introduction

Overview

We are a new generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, bullion trading, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the Government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.

Certain Factors Affecting our Results of Operations

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, interest or dividends from securities and interest from other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks, as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant RBI guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits, and the extent to which we rely on borrowings. Our allowance for credit losses is comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes are not included in our loan loss provision, but are reflected under “Non-interest revenue—other than temporary losses on available for sale securities” in our consolidated statements of income.

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest bearing.

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions and income from affiliates. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees and distribution of third party mutual funds and insurance products.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, administrative and other expenses and amortization of intangible assets. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. During fiscal 2017, economic growth moderated as compared to fiscal 2016. As per the estimates of the Indian Central Statistics Office (“CSO”), real GDP growth slowed down to 7.1% in fiscal 2017 from 8.2% in fiscal 2016. While the slowdown reflected the impact of demonetization, there was also an upward revision of previously reported growth for fiscal 2016 (from 7.6% earlier to 8.2%). This moderation intensified in the first quarter of fiscal 2018 as GDP growth slowed down to a 13-quarter low at 5.6%, sharply lower than last year’s 8.1% expansion in the same quarter. The transitional impact of the GST and lingering residual effects of demonetization were in part responsible for the slowdown. As the negative effects of GST, demonetization shock and supply disruptions seem to be gradually fading, the economy seems to be slowly regaining momentum. The GDP growth bounced back to 6.3% in the second, 7.0% in the third and 7.7% in the fourth quarter of fiscal 2018. The 2018 Union Budget puts the focus of fiscal policy in the coming year on the revival of the rural economy and infrastructure expenditure. Notwithstanding some positive reversal in private investment growth over the course of fiscal 2018, (rising to 14.4% in the fourth quarter from 9.1%, 6.1% from 0.8% in Q3, Q2 and Q1 of fiscal 2018, respectively), we believe the incremental pick up in private capital expenditures is likely to be sector and sub-sector specific and very gradual.

While our results may not necessarily track the GDP figures directly, how the economy performs affects the environment in which we operate. For instance, a strong GDP growth may lead businesses to plan and invest confidently, in turn causing a stronger demand for bank credit. On the other hand, inflation also moderated during fiscal 2017, with the average level of CPI declining to 4.5% in fiscal 2017 from 4.9% in fiscal 2016. A range of supply side measures, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices led to the decline in inflation. As a result of, inter alia, declining inflationary pressures, the RBI reduced the policy repo rate by 75 basis points from 7.5% to 6.75% in fiscal 2016, by 50 basis points from 6.75% to 6.25% in fiscal 2017 and by 25 basis points from 6.25% to 6.00% in fiscal 2018. Higher inflation generally leads to higher interest rates and raises the cost of funds for businesses, making it difficult for them to borrow. Higher interest rates also affect us as our spreads could compress. In June 2018, considering higher inflationary pressures, the RBI has increased the policy repo rate to 6.25%. Alternatively, a lower interest rate scenario, adds to the economic growth and is generally beneficial to the environment in which we operate, provided inflation is under control.

On the fiscal side, the government appears to be committed to fiscal consolidation by reducing the fiscal deficit from 4.5% in fiscal 2014 to 3.5% in fiscal 2017. However, given rising pressures on the fiscal side, the government strayed slightly from its fiscal consolidation path. The fiscal deficit as a percentage of GDP stood at 3.5% in fiscal 2018 versus the 3.2% target, and for fiscal 2019 the budget outlined a 3.3% fiscal deficit target. The focus of this year’s budget has been primarily on the agriculture sector, reviving the rural economy, infrastructure, health, employment generation and smaller businesses. Declining fiscal deficits tend to have a favorable impact on our operations, as lower fiscal deficit allows the central bank to reduce rates, given a sustainable level of inflation and also does not crowd out private investments.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2018, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.6% of net customer assets. In addition, our net customer assets represented 96.2% of our deposits and our deposits represented 69.4% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.2% of our average total deposits for the period ended March 31, 2018. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2018 of 4.4%.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap requires such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by IND-AS. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments are expected to have been completed. Scheduled commercial banks in India, such as us, will now be required to prepare IND-AS based financial statements for accounting periods beginning from April 1, 2019 onwards with comparatives for periods beginning April 1, 2018.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to section 13 or 15(d) of, and our reports pursuant to rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be for the accounting period commencing on April 1, 2019 and, as such, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

The implementation of IND-AS is expected to result in significant changes to the way we prepare and present our financial statements under Indian GAAP. The areas that are expected to have significant accounting impact on the adoption of IND-AS are summarized below:

(a)	Financial assets shall be classified under amortized cost, fair value through other comprehensive income or fair value through profit/loss categories on the basis of the nature of the cash flows and the intention of holding the financial assets.

(b)	Interest will be recognized in the income statement using the effective interest method, whereby the coupon, fees net of transaction costs and all other premiums or discounts will be amortized over the life of the financial instrument.

(c)	Stock options will be required to be fair valued on the date of grant and be recognized as staff expense in the income statement over the vesting period of the stock options.

(d)	The impairment requirements of IND-AS 109, Financial Instruments, are based on an Expected Credit Loss (ECL) model that replaces the incurred loss model under the extant framework. We will be generally required to recognize either a 12-month or lifetime ECL, depending on whether there has been a significant increase in credit risk since initial recognition. IND-AS 109 will change our current methodology for calculating the provision for standard assets and non-performing assets (NPAs). We will be required to apply a three-stage approach to measure ECL on financial instruments accounted for at amortized cost or fair value through other comprehensive income. Financial assets will migrate through the following three stages based on the changes in credit quality since initial recognition:

Stage 1: 12—months ECL

For exposures which have not been assessed as credit-impaired or where there has not been a significant increase in credit risk since initial recognition, the portion of the ECL associated with the probability of default events occurring within the next twelve months will need to be recognized.

Stage 2: Lifetime ECL—not credit-impaired

For credit exposures where there has been a significant increase in credit risk since initial recognition but are not credit-impaired, a lifetime ECL will need to be recognized.

Stage 3: Lifetime ECL—credit impaired

Financial assets will be assessed as credit impaired when one or more events having a detrimental impact on the estimated future cash flows of that asset have occurred. For financial assets that have become credit impaired, a lifetime ECL will need to be recognized.

Interest revenue will be recognized at the original effective interest rate applied on the gross carrying amount for assets falling under stages 1 and 2 and on written down amount for the assets falling under stage 3.

(e)	Accounting impact on the application of IND-AS at the transition date shall be recognized in Equity.

Critical Accounting Policies

We have set forth below some of our critical accounting policies under U.S. GAAP. Investors should keep in mind that we prepare our general purpose financial statements in accordance with Indian GAAP and also report to the RBI and the Indian stock exchanges in accordance with Indian GAAP. In certain circumstances, we may take action that is required or permitted by Indian banking regulations which may have consequences under Indian GAAP that may be different from those under U.S. GAAP.

Allowance for Credit Losses

We provide an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

Our retail loan loss allowance consists of specific and unallocated allowances.

We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, we monitor loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our unallocated allowance for retail loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

We grade our wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

We establish specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed.

We have also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our wholesale unallocated allowance based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. Nominal loan application fees are charged which offset the related costs incurred. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method. Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in note 8 of the consolidated financial statements and on concentrations of credit risk in note 12 of the consolidated financial statements.

All other securities including mortgage and asset-backed securities are actively managed as part of our treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

Equity securities with readily determinable fair values and all debt securities that are not classified as HTM or HFT are classified as available for sale (“AFS”) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.

Transfers between categories are recorded at fair value on the date of the transfer.

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in net income as realized losses, based on management’s best estimate of the fair value of the investment. We conduct a review each year to identify other than temporary declines based on an evaluation of all significant factors. Our review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analyses, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis.

Business Combination

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of Bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.

Goodwill and Other Intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC 350-20 “Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2018. The results of the first step of the impairment test showed no indication of impairment. Accordingly, we did not perform the second step of the impairment test.

Intangible assets consist of branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Branch network	6	Straight-line
Customer lists	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	1 to 15	Straight-line

For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Branch network intangible represents the benefit that we received through the acquisition of a ready branch network from CBoP as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that we would have generated if we had set up our own branches /ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar

streams of revenues and operating costs (and therefore profits) from CBoP’s existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that we received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the RBI. We calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. We used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to us and future economic benefit until the lease expiry.

Fair Value Measurements

FASB ASC 820 (Topic 820) “Fair Value Measures and Disclosures” establishes a fair value hierarchy structure that prioritizes the inputs to valuation techniques used to determine the fair value of an asset or liability. ASC 820 distinguishes between inputs that are based on observed market data and unobservable inputs that reflect market participants’ assumptions. It emphasizes the use of valuation methodologies that maximize market inputs. For financial instruments carried at fair value, the best evidence of fair value is a quoted price in an actively traded market (Level 1). Where the market for a financial instrument is not active, valuation techniques are used. The majority of valuation techniques use market inputs that are either observable or indirectly derived from and corroborated by observable market data for substantially the full term of the financial instrument (Level 2). Because Level 1 and Level 2 instruments are determined by observable inputs, less judgment is applied in determining their fair values. In the absence of observable market inputs, the financial instrument is valued based on valuation techniques that feature one or more significant unobservable inputs (Level 3). The determination of the level of fair value hierarchy within which the fair value measurement of an asset or a liability is classified often requires judgment. We consider the following factors in developing the fair value hierarchy:

•	whether the asset or liability is transacted in an active market with a quoted market price that is readily available;

•	the size of transactions occurring in an active market;

•	the level of bid-ask spreads;

•	whether only a few transactions are observed over a significant period of time;

•	whether the inputs to the valuation techniques can be derived from or corroborated with market data; and

•	whether significant adjustments are made to the observed pricing information or model output to determine the fair value.

Level 1 inputs are unadjusted quoted prices in active markets that the reporting entity has the ability to access at the measurement date for the identical assets or liabilities. A financial instrument is classified as a Level 1 measurement if it is listed on an exchange. We regard financial instruments such as equity securities and bonds listed on the primary exchanges of a country to be actively traded.

Level 2 inputs are inputs that are observable either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets, for substantially the full term of the financial instrument but do not qualify as Level 1 inputs. We generally classify derivative contracts and investments in debt securities, units of mutual funds, mortgage-backed securities and asset-backed securities as Level 2 measurements. Currently, substantially all such items qualify as Level 2 measurements. Level 2 items are fair valued using quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs are unobservable estimates that management expects market participants would use to determine the fair value of the asset or liability. That is, Level 3 inputs incorporate market participants’ assumptions about risk and the risk premium required by market participants in order to bear that risk. We develop Level 3 inputs based on the best information available in the circumstances.

If quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32 of the consolidated financial statements, “Fair Value Measurement “ for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2018, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 18,534.6 million. The Level 3 instruments comprised 0.8% of our total securities portfolio and 0.2% of our total assets, as of March 31, 2018. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends. There were no transfers between Level 1, 2 and 3 during fiscal 2017. Available-for-sale securities aggregating Rs. 6.6 billion and classified as Level 1 as of March 31, 2017 were transferred to Level 2 during fiscal 2018.

A control framework has been established, which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the validation of the valuation model rests with the treasury analytics section. The valuation model is also reviewed by the market risk department. The middle office department, which functions independent of the risk taker, is responsible for reporting fair values. Wherever necessary the valuation model is vetted through independent experts. In addition, the model prices are compared with market maker quotes. The types of valuation techniques used include present value based models, Black-Scholes valuation models, including variations and interest rate models as used by market practitioners. Where appropriate the models are calibrated to market prices. The models used, apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.

The validation process consists of an independent validation of the pricing model. The pricing model validation for significant product variants is conducted using an external validation agency or authority. In addition the model prices are also validated by comparing with market maker quotes. All market data conventions are adhered to in terms of yield curve components, volatility surfaces and calibration instruments.

Recently Issued Accounting Pronouncements Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. The ASU requires that revenue from contracts with customers is to be recognized upon transfer of goods and services in the amount of consideration expected to be recognized and transfer of nonfinancial assets, unless those contracts are within the scope of other guidance. The ASU also clarifies the guidance related to reporting revenue as a principal versus net as an agent. The ASU also requires new qualitative and quantative disclosures, including disaggregation of revenues and descriptions of performance obligations. On adoption we will describe our key sources of revenue that are within the scope of the new guidance, and include qualitative disclosures to describe how revenue is recognized for the types of services performed. We do not expect our accounting policies to change materially since the principals of revenue recognition are essentially consistent with our present guidance and practices. The Bank has examined the effect that the guidance will likely have on other revenue streams as well as changes in disclosures required by the new guidance is not expected to be material on the Bank’s financial condition or results of operations.

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments- Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any. The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary examination carried out by the Bank indicates that the adoption of this guidance is not expected to have a material impact on the Bank’s financial condition, results of operations, or disclosures.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank does not plan to early adopt the ASU. The Bank expects to adopt the guidance in fiscal 2020. In January 2018, the FASB released an exposure draft wherein an amendment is proposed, if accepted, would allow the option to apply provisions of the ASU prospectively as of the effective date, without adjusting comparative periods presented. The Bank expects to recognize lease liabilities and corresponding assets at their present value predominantly related to all of the Rs. 79.3 billion of future minimum lease payments required under operating leases as disclosed in Note 27. However, these Leases which will be subject to consolidated balance sheet recognition and their initial measurement is under our evaluation. The effect of the adoption will depend on the lease portfolio at the time of transition.

In March 2016, the FASB issued ASU 2016-04 “Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The current amendments specify how prepaid stored-value product liabilities within the update’s scope should be derecognized, thereby eliminating the current and potential future diversity in practice. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, we do not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. The Bank is evaluating the effect the ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures which will also depend on the nature of the Bank’s portfolio’s at the date of adoption.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary evaluation carried out by the Bank indicate that the guidance will not have a material impact, on the presentation and classification in the consolidated statement of cash flows. The adoption of this guidance is not expected to have any impact on the Bank’s financial condition, results of operations, except for presentation classification in the Consolidated Statement of Cash Flows.

In October 2016, the FASB issued ASU 2016-16 “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230)—Restricted Cash”. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. The update is to be applied using a retrospective transition method for each period presented. The update will not affect the Bank’s financial condition, or results of operations, except the disclosures pertaining to restricted cash and restricted cash equivalents which is to be included with cash and cash equivalents while reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations (Topic 805) - Clarifying the Definition of a Business”. The amendment in this update narrows the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the first step is not met, then an entity needs to evaluate whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendment in this update will be applied prospectively, with early adoption permitted. The Bank expects to adopt the guidance in fiscal 2019. The impact of this update will depend upon the acquisition and disposal activities of the Bank, if any.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles-Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts). The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2021. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The impact of the amendments in this update will depend upon the performance of the reporting units and the market conditions impacting the fair value of each reporting unit going forward.

In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715) - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendment in this update changes the income statement presentation of net benefit expense and also requires restating the Company’s financial statements for each of the earlier periods presented in annual and interim financial statements. The amendment requires that only the service cost component of net benefit expense be included in the Compensation and benefits line on the income statement. The other components of net benefit expense will be required to be presented outside of the Compensation and benefits line and will be presented in other operating expense. The total Operating expenses will not change. The new standard also changes the components of net benefit expense that are eligible for capitalization when employee costs are capitalized in connection with various activities, such as internally developed software, construction-in-progress, and loan origination costs. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this update is to be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition and results of operations.

In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)- Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period but such adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of the ASU is on a modified retrospective basis through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The Bank expects to adopt the guidance in fiscal 2020. The impact of this ASU will depend upon the position of purchased callable debt securities held at a premium on date of adoption.

In May 2017, the FASB issued ASU 2017-09 “Compensation - Stock Compensation (Topic 718) - Scope of Modification Accounting.” The amendment in this update clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions and (iii) the award’s classification as an equity or liability instrument. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. The impact of this update will depend upon the modification, if any, to the terms or conditions of a share-based payment award on or after adoption of the guidance in fiscal 2019.

In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815) - Targeted Improvements to Accounting for Hedging Activities”. The amendment in the update better aligns the accounting and reporting of hedging relationships with the economics of risk management activities. ASU 2017-12 provides administrative reliefs to simplify the application of hedge accounting. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The transition requirements and elections in this update is to be applied to hedging relationships existing on the date of adoption. The amendment in the update requires the effect of adoption to be reflected as of the beginning of the fiscal year of adoption. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition and results of operations.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 313.8 billion in fiscal 2017 to Rs. 363.8 billion in fiscal 2018. Our net interest margin was 4.7% for fiscal 2018. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	552,686.8	Rs.	667,458.7	Rs.	114,771.9	20.8
Interest on securities, including dividends and interest on trading assets		159,660.4		162,258.3		2,597.9	1.6
Other interest revenue		13,207.1		13,748.3		541.2	4.1

Total interest and dividend revenue		725,554.3		843,465.3		117,911.0	16.3
Interest on deposits		308,078.3		326,717.8		18,639.5	6.1
Interest on short-term borrowings		21,821.9		26,004.4		4,182.5	19.2

Interest on long-term debt		43,781.1		67,297.5		23,516.4	53.7
Other interest expense		77.4		295.0		217.6	281.1

Total interest expense		373,758.7		420,314.7		46,556.0	12.5

Net interest revenue	Rs.	351,795.6	Rs.	423,150.6	Rs.	71,355.0	20.3

Less: Allowance for credit losses:

Retail		31,341.7		52,577.0		21,235.3	67.8

Wholesale		6,609.7		6,820.8		211.1	3.2

Total	Rs.	37,951.4	Rs.	59,397.8	Rs.	21,446.4	56.5
Net interest revenue after allowance for credit losses	Rs.	313,844.2	Rs.	363,752.8	Rs.	49,908.6	15.9

Interest and Dividend Revenue

Interest income on loans increased by 20.8%, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 26.2% from Rs. 5,156.0 billion in fiscal 2017 to Rs. 6,507.4 billion in fiscal 2018. Our average balance of retail loans increased by 27.1% from Rs. 3,641.1 billion in fiscal 2017 to Rs. 4,629.2 billion in fiscal 2018. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 24.0% from Rs. 1,514.9 billion in fiscal 2017 to Rs. 1,878.2 billion in fiscal 2018. Retail loan yields decreased to 11.1% in fiscal 2018 as compared to 11.5% in fiscal 2017. Wholesale loan yields decreased from 8.9% in fiscal 2017 to 8.1% in fiscal 2018.

Interest on securities, including dividends, increased by 1.6% from Rs. 159.7 billion in fiscal 2017 to Rs. 162.3 billion in fiscal 2018. This was primarily driven by an increase in the average balance of investments. The average balance of our investments increased by Rs. 111.3 billion from Rs. 2,152.5 billion in fiscal 2017 to Rs. 2,263.8 billion in fiscal 2018. This increase was partially offset by a decline in yield on investments from 7.4% in fiscal 2017 to 7.2% in fiscal 2018.

Other interest revenue increased by 4.1% from Rs. 13.2 billion in fiscal 2017 to Rs. 13.7 billion in fiscal 2018, primarily due to an increase in our average balance of cash equivalents and term placements. Average balance of our cash equivalents and term placements increased by 2.1% from Rs. 275.8 billion in fiscal 2017 to Rs. 281.5 billion in fiscal 2018.

Interest Expense

Our interest expense on deposits increased by 6.1% from Rs. 308.1 billion in fiscal 2017 to Rs. 326.7 billion in fiscal 2018. This increase was primarily due to an increase in our average interest bearing deposits, which increased by 15.7% from Rs. 5,053.9 billion in fiscal 2017 to Rs. 5,849.5 billion in fiscal 2018. This increase was partially offset by a decline in the average cost of our deposits, including non-interest bearing deposits, which decreased from 5.3% in fiscal 2017 to 4.8% in fiscal 2018.

The average balance of our savings account deposits increased from Rs. 1,598.6 billion in fiscal 2017 to Rs. 1,919.7 billion in fiscal 2018 and the average balance of our time deposits increased from Rs. 3,455.3 billion in fiscal 2017 to Rs. 3,929.8 billion in fiscal 2018. Cost of time deposits decreased from 7.1% in fiscal 2017 to 6.5% in fiscal 2018.

Interest expense on our short-term borrowings increased by 20.1% from Rs. 21.9 billion in fiscal 2017 to Rs. 26.3 billion in fiscal 2018 on account of an increase in our average balance of short-term borrowings and offset by a decrease in the cost of our short-term borrowings. The average balance of our short-term borrowings increased by 31.2% from Rs. 403.9 billion in fiscal 2017 to Rs. 529.8 billion in fiscal 2018. The cost of our short-term borrowings decreased from 5.4% in fiscal 2017 to 5.0% in fiscal 2018. Interest expense on our long-term debt increased by 53.7% primarily on account of an increase in our average balance of long-term debt from Rs. 646.5 billion in fiscal 2017 to Rs. 881.6 billion in fiscal 2018. This increase was further augmented by an increase in the cost of our long-term debt, which increased from 6.8% in fiscal 2017 to 7.6% in fiscal 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion respectively.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 56.5% from Rs. 38.0 billion in fiscal 2017 to Rs. 59.4 billion in fiscal 2018.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 67.8% from Rs. 31.3 billion in fiscal 2017 to Rs. 52.6 billion in fiscal 2018. Our specific loan loss allowance increased from Rs. 25.8 billion in fiscal 2017 to Rs. 38.6 billion in fiscal 2018. This increase was primarily due to higher allowances in our agriculture and personal loans segments. The increase was further augmented by higher retail unallocated allowances, which increased from Rs. 5.6 billion in fiscal 2017 to Rs. 14.0 billion in fiscal 2018. This increase was attributable to the growth in our retail loan portfolio and an increase in our estimate of losses primarily in our agriculture and auto loans segments, partially offset by a decrease in our estimate of losses primarily in our personal loans and credit cards segment.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 3.2% from Rs. 6.6 billion in fiscal 2017 to Rs. 6.8 billion in fiscal 2018. Our specific loan loss allowance decreased from Rs. 5.8 billion in fiscal 2017 to Rs. 3.7 billion in fiscal 2018. Our wholesale unallocated loan loss allowance increased from Rs. 0.9 billion in fiscal 2017 to Rs. 3.1 billion in fiscal 2018. This increase was attributable to the growth in our wholesale loan portfolio and estimated losses thereon.

Non-Interest Revenue

Our non-interest revenue increased by 31.1% from Rs. 110.3 billion in fiscal 2017 to Rs. 144.6 billion in fiscal 2018. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	94,120.3	Rs.	120,060.9	Rs.	25,940.6	27.6
Realized gains/(loss) on AFS securities		9,592.8		10,704.1		1,111.3	11.6
Trading securities gains/(loss), net		467.2		(63.4)		(530.6)	(113.6)
Foreign exchange transactions		11,282.7		6,209.5		(5,073.2)	(45.0)
Derivatives gains/(loss)		(5,738.5)		6,742.6		12,481.1	(217.5)
Other		601.6		953.3		351.7	58.5
Total non-interest revenue	Rs.	110,326.1	Rs.	144,607.0	Rs.	34,280.9	31.1

Fees and commissions increased by 27.6% from Rs. 94.1 billion in fiscal 2017 to Rs. 120.1 billion in fiscal 2018, primarily on account of an increase in fees and charges on retail assets, fees on debit and credit cards and commissions on distribution of mutual funds and insurance products.

The gain on AFS securities was primarily attributable to the sale of government of India securities.

In fiscal 2018, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 6.0 billion, primarily on account of a gain of Rs. 6.9 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. In fiscal 2018, currency swaps and currency options resulted in a loss of Rs. 1.9 billion (unadjusted for credit spreads), partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spreads) from interest rate derivatives and forward rate agreements. In fiscal 2017, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 5.8 billion, primarily on account of a loss of Rs. 4.4 billion from forward exchange contracts due to mark-to-market loss, partially offset by gains on cancellations of forward exchange contracts. In fiscal 2017, currency swaps resulted in a loss of Rs. 2.4 billion (unadjusted for credit spread), partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spread) from currency options, interest rate derivatives, and forward rate agreements. The gain from derivative transactions (including gain of Rs. 0.8 billion on account of credit spread) was Rs. 6.7 billion as compared to a loss from derivative transactions (net of gain of Rs. 0.1 billion on account of credit spread) of Rs. 5.7 billion in fiscal 2017. Income from foreign exchange transactions amounted to Rs. 6.2 billion during fiscal 2018 as compared to Rs. 11.3 billion during fiscal 2017. As a result, income from foreign exchange transactions and derivatives increased from Rs. 5.5 billion in fiscal 2017 to Rs. 13.0 billion in fiscal 2018.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease	2017 % of net revenues	2018 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	93,060.5	Rs.	98,714.6	Rs.	5,654.1	6.1	21.9	19.4
Premises and equipment		28,024.2		29,816.9		1,792.7	6.4	6.6	5.9
Depreciation and amortization		8,876.9		9,678.9		802.0	9.0	2.1	1.9
Administrative and other		74,240.2		93,042.0		18,801.8	25.3	17.5	18.3
Amortization of intangibles		3.0		1.0		(2.0)	(66.7)	0.0	0.0
Total non-interest expense	Rs.	204,204.8	Rs.	231,253.4	Rs.	27,048.6	13.2	48.1	45.5

Total non-interest expense increased by 13.2% from Rs. 204.2 billion in fiscal 2017 to Rs. 231.3 billion in fiscal 2018. Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 313.8 billion in fiscal 2017 to Rs. 363.8 billion in fiscal 2018. As a result, our non-interest expense as a percentage of our net revenues was 45.5% in fiscal 2018 as compared to 48.1% in fiscal 2017.

Salaries and staff benefits increased by 6.1% from Rs. 93.1 billion in fiscal 2017 to Rs. 98.7 billion in fiscal 2018 primarily attributable to wage revisions. The number of our employees increased from 84,325 as of March 31, 2017 to 88,253 as of March 31, 2018

Premises and equipment costs increased by 6.4% from Rs. 28.0 billion in fiscal 2017 to Rs. 29.8 billion in fiscal 2018 on account of an increase in rent, electricity, equipment maintenance and other infrastructure costs. Depreciation and amortization expenses increased from Rs. 8.9 billion in fiscal 2017 to Rs. 9.7 billion in fiscal 2018.

Administrative and other expenses increased by 25.3% from Rs. 74.2 billion in fiscal 2017 to Rs. 93.0 billion in fiscal 2018, primarily on account of higher cards related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs across 2,691 locations, which increased from 4,715 branches and 12,260 ATMs across 2,657 locations as of March 31, 2017. This also led to an overall increase in our non-interest expense. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.0 million in fiscal 2018.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 24.0%, from Rs. 79.2 billion in fiscal 2017 to Rs. 98.3 billion in fiscal 2018. Our effective tax rate was 36.0% in fiscal 2017 and 35.5% in fiscal 2018. The effective tax rate was lower in fiscal 2018 primarily on account of lower stock-based compensation in fiscal 2018 as compared to in fiscal 2017.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2017 and 2018:

	Year ended March 31,
	2017	2018
Effective statutory income tax rate	34.61%	34.61%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	1.29	0.82
Income exempt from taxes	(0.45)	(0.19)
Effect of change in statutory tax rate	—	(0.08)
Other, net	0.57	0.30
Annual effective income tax rate	36.02%	35.46%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 27.0% from Rs. 140.5 billion in fiscal 2017 to Rs. 178.5 billion in fiscal 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 270.8 billion in fiscal 2016 to Rs. 313.8 billion in fiscal 2017. Our net interest margin was 4.6% for fiscal 2017. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2016		2017		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	470,818.5	Rs.	552,686.8	Rs.	81,868.3	17.4
Interest on securities, including dividends and interest on trading assets		141,722.3		159,660.4		17,938.1	12.7
Other interest revenue		12,887.8		13,207.1		319.3	2.5
Total interest and dividend revenue		625,428.6		725,554.3		100,125.7	16.0
Interest on deposits		283,764.7		308,078.3		24,313.6	8.6
Interest on short-term borrowings		16,265.2		21,821.9		5,556.7	34.2
Interest on long-term debt		32,811.0		43,781.1		10,970.1	33.4
Other interest expense		226.2		77.4		(148.8)	(65.8)
Total interest expense		333,067.1		373,758.7		40,691.6	12.2
Net interest revenue	Rs.	292,361.5	Rs.	351,795.6	Rs.	59,434.1	20.3
Less: Allowance for credit losses:
Retail		19,103.0		31,341.7		12,238.7	64.1
Wholesale		2,428.3		6,609.7		4,181.4	172.2
Total	Rs.	21,531.3	Rs.	37,951.4	Rs.	16,420.1	76.3
Net interest revenue after allowance for credit losses	Rs.	270,830.2	Rs.	313,844.2	Rs.	43,014.0	15.9

Interest and Dividend Revenue

Interest income on loans increased by 17.4%, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 20.5% from Rs. 4,278.2 billion in fiscal 2016 to Rs. 5,156.0 billion in fiscal 2017. Our average balance of retail loans increased by 20.4% from Rs. 3,023.6 billion in fiscal 2016 to Rs. 3,641.1 billion in fiscal 2017. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 20.8% from Rs. 1,254.5 billion in fiscal 2016 to Rs. 1,514.9 billion in fiscal 2017. Retail loan yields were 11.5% in fiscal 2017 as compared to 11.7% in fiscal 2016. Wholesale loan yields decreased from 9.3% in fiscal 2016 to 8.9% in fiscal 2017.

Interest on securities, including dividends, increased by 12.7% from Rs. 141.7 billion in fiscal 2016 to Rs. 159.7 billion in fiscal 2017, due to an increase of Rs. 331.7 billion in the average balance of investments offset by decrease in yields from 7.8% in fiscal 2016 to 7.4% in fiscal 2017.

Other interest revenue increased by 2.5% from Rs. 12.9 billion in fiscal 2016 to Rs. 13.2 billion in fiscal 2017, primarily due to an increase in our average balance of cash equivalents and term placements. Average balance of our cash equivalents and term placements increased by 17.2% from Rs. 235.3 billion in fiscal 2016 to Rs. 275.8 billion in fiscal 2017. This increase was partially offset by a decrease in the yield on average balance of cash equivalents and term placements, which declined from 5.5% in fiscal 2016 to 4.8% in fiscal 2017.

Interest Expense

Our interest expense on deposits increased by 8.6% from Rs. 283.8 billion in fiscal 2016 to Rs. 308.1 billion in fiscal 2017 primarily due to an increase in average interest bearing deposits by 17.5% from Rs. 4,301.5 billion in fiscal 2016 to Rs. 5,053.9 billion in fiscal 2017. Our average cost of deposits, including non-interest bearing deposits, decreased from 5.8% in fiscal 2016 to 5.3% in fiscal 2017.

The average balance of our savings account deposits increased from Rs. 1,258.2 billion in fiscal 2016 to Rs. 1,598.6 billion in fiscal 2017 and the average balance of our time deposits increased from Rs. 3,043.3 billion in fiscal 2016 to Rs. 3,455.3 billion in fiscal 2017. Cost of time deposits decreased from 7.7% in fiscal 2016 to 7.1% in fiscal 2017. Interest expense on our short-term borrowings increased by 32.8% from Rs. 16.5 billion in fiscal 2016 to Rs. 21.9 billion in fiscal 2017 on account of an increase in our average balance of short-term borrowings and further augmented by an increase in the cost of our short-term borrowings. The average balance of our short-term borrowings increased by 17.8% from Rs. 342.9 billion in fiscal 2016 to Rs. 403.9 billion in fiscal 2017. The cost of our short-term borrowings increased from 4.8% in fiscal 2016 to 5.4% in fiscal 2017. Interest expense on our long-term debt increased by 33.4% primarily on account of an increase in our average balance of long-term debt from Rs. 485.7 billion in fiscal 2016 to Rs. 646.5 billion in fiscal 2017. Cost of our long-term debt remained stable at 6.8% in fiscal 2017 as compared to that in fiscal 2016.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 76.3% from Rs. 21.5 billion in fiscal 2016 to Rs. 38.0 billion in fiscal 2017.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 172.2% from Rs. 2.4 billion in fiscal 2016 to Rs. 6.6 billion in fiscal 2017. Our specific loan loss allowance increased from Rs. 1.9 billion in fiscal 2016 to Rs. 5.8 billion in fiscal 2017. This was primarily on account of classification of our share in a loan to a state government, as non-performing. A consortium of banks, including us, provide credit facilities to state governments for procurement of food grains under the Targeted Public Distribution and Other Welfare Schemes of the Government of India. The credit limit for procurement of food grains is authorized by the RBI and consented to by the Ministry of Finance under Article 293 (3) of the Constitution of India. The outstanding balance of the state governments generally do not exceed the food stock and receivables at any point in time. However, in the case of this state government, there was a gap between the outstanding balance and the food stock and receivables. This gap has been funded by the consortium through a term loan repayable over 20 years in equated monthly installments with credit enhancements, including a letter of comfort from the Government of India. As of March 31, 2017, this term loan has been serviced in accordance with the terms of the sanction. Our wholesale unallocated loan loss allowance increased from Rs. 0.6 billion in fiscal 2016 to Rs. 0.9 billion in fiscal 2017.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 64.1% from Rs. 19.1 billion in fiscal 2016 to Rs. 31.3 billion in fiscal 2017. Our specific loan loss allowance increased from Rs. 15.9 billion in fiscal 2016 to Rs. 25.8 billion in fiscal 2017. The increase was primarily due to higher allowances in our personal loans and credit card segment. This increase was further augmented by higher retail unallocated allowances, which increased from Rs. 3.2 billion in fiscal 2016 to Rs. 5.6 billion in fiscal 2017. This increase was attributable to the growth in our retail loan portfolio and expected losses thereon.

Non-Interest Revenue

Our non-interest revenue increased by 13.9% from Rs. 96.8 billion in fiscal 2016 to Rs. 110.3 billion in fiscal 2017. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2016		2017		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	83,762.8	Rs.	94,120.3	Rs.	10,357.5	12.4
Realized gains/(loss) on AFS securities		5,591.1		9,592.8		4,001.7	71.6
Trading securities gains/(loss), net		1,519.3		467.2		(1,052.1)	(69.2)
Foreign exchange transactions		(10,145.4)		11,282.7		21,428.1	*
Derivatives gains/(loss)		15,067.2		(5,738.5)		(20,805.7)	(138.1)
Other		1,038.9		601.6		(437.3)	(42.1)
Total non-interest revenue	Rs.	96,833.9	Rs.	110,326.1	Rs.	13,492.2	13.9

*	Not meaningful

Fees and commissions increased by 12.4% from Rs. 83.8 billion in fiscal 2016 to Rs. 94.1 billion in fiscal 2017, primarily on account of an increase in fees and commissions generated by the retail segment. This increase was largely attributable to fees on debit and credit cards, transactional charges, fees on deposit accounts, fees on retail assets and commissions on distribution of mutual funds and insurance products

The gain on AFS securities was primarily attributable to the sale of government of India securities.

In fiscal 2017, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 5.8 billion, primarily on account of a loss of Rs. 4.4 billion from forward exchange contracts due to mark-to-market loss partially offset by gains on cancellations of forward exchange contracts. In fiscal 2017, currency swaps resulted in a loss of Rs. 2.4 billion (unadjusted for credit spread) partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spread) from currency options, interest rate derivatives, and forward rate agreements. In fiscal 2016, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 15.4 billion, primarily on account of a gain of Rs. 15.1 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. This was further augmented by a gain of Rs. 1.4 billion (unadjusted for credit spread) from currency options, currency swaps and forward rate agreements and partially offset by a loss of Rs. 1.0 billion (unadjusted for credit spread) from interest rate derivatives. Loss from derivative transactions (net of gain of Rs. 0.1 billion on account of credit spread) was Rs. 5.7 billion in fiscal 2017 as compared to a gain of Rs. 15.1 billion from derivative transactions (net of loss of Rs. 0.3 billion on account of credit spread) in fiscal 2016. Income from foreign exchange transactions amounted to positive Rs. 11.3 billion during fiscal 2017 as compared to negative Rs. 10.1 billion during fiscal 2016. As a result, income from foreign exchange transactions and derivatives increased from Rs. 4.9 billion in fiscal 2016 to Rs. 5.5 billion in fiscal 2017.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2016		2017		Increase/ Decrease		% Increase/ Decrease	2016 % of net revenues	2017 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	85,932.9	Rs.	93,060.5	Rs.	7,127.6	8.3	23.4	21.9
Premises and equipment		24,102.6		28,024.2		3,921.6	16.3	6.6	6.6
Depreciation and amortization		7,427.5		8,876.9		1,449.4	19.5	2.0	2.1
Administrative and other		64,607.3		74,240.2		9,632.9	14.9	17.6	17.5
Amortization of intangibles		7.0		3.0		(4.0)	(57.1)	0.0	0.0
Total non-interest expense	Rs.	182,077.3	Rs.	204,204.8	Rs.	22,127.5	12.2	49.6	48.1

Total non-interest expense increased by 12.2% from Rs. 182.1 billion in fiscal 2016 to Rs. 204.2 billion in fiscal 2017. As of March 31, 2017, we had 4,715 branches and 12,260 ATMs across 2,657 locations, which increased from 4,520 branches and 12,000 ATMs across 2,587 locations as of March 31, 2016. This along with the growth in our loan portfolio resulted in higher infrastructure, administrative and staff expenses resulting in an overall increase in our non-interest expense. Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 270.8 billion in fiscal 2016 to Rs. 313.8 billion in fiscal 2017. As a result, our non-interest expense as a percentage of our net revenues was 48.1% in fiscal 2017 as compared to 49.6% in fiscal 2016.

Salaries and staff benefits increased by 8.3% from Rs. 85.9 billion in fiscal 2016 to Rs. 93.1 billion in fiscal 2017. This increase was primarily attributable to annual wage revisions.

Premises and equipment costs increased by 16.3% from Rs. 24.1 billion in fiscal 2016 to Rs. 28.0 billion in fiscal 2017 on account of an increase in rent, electricity, security, equipment maintenance and other infrastructure costs relating to the expanded branch network. Depreciation and amortization expenses increased from Rs. 7.4 billion in fiscal 2016 to Rs. 8.9 billion in fiscal 2017.

Administrative and other expenses increased by 14.9% from Rs. 64.6 billion in fiscal 2016 to Rs. 74.2 billion in fiscal 2017 primarily on account of higher operating expenses for our cards and transactional banking businesses, insurance and printing and stationery expenses. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 3.0 million in fiscal 2017.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 17.3%, from Rs. 67.5 billion in fiscal 2016 to Rs. 79.2 billion in fiscal 2017. Our effective tax rate was 36.4% in fiscal 2016 and 36.0% in fiscal 2017. The effective tax rate was lower in fiscal 2017 primarily on account of lower stock-based compensation in fiscal 2017 as compared to in fiscal 2016.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2016 and 2017:

	Year ended March 31,
	2016	2017
Effective statutory income tax rate	34.61%	34.61%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	2.35	1.29
Income exempt from taxes	(0.61)	(0.45)
Effect of change in statutory tax rate	(0.15)	—
Other, net	0.20	0.57
Annual effective income tax rate	36.40%	36.02%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 19.2% from Rs. 117.9 billion in fiscal 2016 to Rs. 140.5 billion in fiscal 2017.

Liquidity and Capital Resources

Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier I and Tier II capital.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Year ended March 31,
	2016		2017		2018
	(in million)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	118,049.9	Rs.	140,740.6	Rs.	178,833.9
Non-cash adjustments to net income		43,091.7		51,339.4		69,065.3
Net change in other assets and liabilities		8,931.6		187,192.2		(153,625.0)
Net cash provided by operating activities	Rs.	170,073.2	Rs.	379,272.2	Rs.	94,274.2
Cash Flows from Investing Activities:
Net change in term placements		21,089.7		17,830.3		(8,806.4)
Net change in investments		(367,840.3)		(202,859.4)		(149,589.6)
Net change in repurchase and resell agreements		256,632.7		(355,040.1)		(462,018.6)
Loans purchased net of repayments		(77,455.5)		(68,686.5)		21,777.2
Increase in loans originated, net of principal collections		(967,395.6)		(956,914.2)		(1,440,601.9)
Net additions to property and equipment		(9,871.9)		(12,534.2)		(9,086.4)
Net cash used in investing activities	Rs.	(1,144,840.9)	Rs.	(1,578,204.1)	Rs.	(2,048,325.7)
Cash Flows from Financing Activities:
Net increase in deposits		930,935.7		979,662.7		1,447,097.0
Net increase in short-term borrowings		39,370.5		68,703.2		456,558.6
Proceeds from issuance of shares by subsidiaries to non-controlling interest		33.9		301.9		366.5
Net increase in long-term debt		49,729.8		211,974.6		200,366.9
Proceeds from issuance of equity shares for options exercised		12,229.0		22,615.1		27,259.1
Proceeds from issuance of equity shares		—		—		—
Payment of dividends and dividend tax		(24,367.9)		(29,280.9)		(34,490.3)
Purchase of subsidiary shares from noncontrolling interest		—		—		(143.3)
Net cash provided by financing activities	Rs.	1,007,931.0	Rs.	1,253,976.6	Rs.	2,097,014.5
Effect of exchange rate changes on cash and cash equivalents		3,384.1		(2,007.8)		479.4
Net change in cash and cash equivalents		36,547.4		53,036.9		143,442.4
Cash and cash equivalents, beginning of year		341,124.3		377,671.7		430,708.6
Cash and cash equivalents, end of year	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 379.3 billion in fiscal 2017 to Rs. 94.3 billion in fiscal 2018, mainly due to lower cash flows in fiscal 2018 as compared to fiscal 2017. This was largely a result of a decrease in our bills payable and remittances in transit and an increase in our investments held for trading, partially offset by an increase in our net income.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Loans originated and purchased, net of principal collections and repayments, increased from Rs. 1,025.6 billion in fiscal 2017 to Rs. 1,418.8 billion in fiscal 2018, largely on account of an increase in both retail and wholesale loan portfolios. The increase in investments in fiscal 2018 was Rs. 149.6 billion, primarily on account of an increase in available-for-sale Government of India securities, partially offset by a decrease in our investments in credit substitutes and other debt securities.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 22.6% from Rs. 6,431.3 billion in fiscal 2017 to Rs. 7,883.8 billion in fiscal 2018. There was a 33.3% increase in our time deposits from Rs. 3,341.9 billion in fiscal 2017 to Rs. 4,455.7 billion in fiscal 2018. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.03 billion were redeemed up to March 2018. Savings account deposits increased by 15.6% from Rs. 1,935.8 billion as of March 31, 2017 to Rs. 2,238.0 billion as of March 31, 2018. Our non-interest-bearing current account deposits increased by 3.2% from Rs. 1,153.7 billion as of March 31, 2017 to Rs. 1,190.1 billion as of March 31, 2018. Savings account deposits at Rs. 2,238.0 billion and current account deposits at Rs. 1,190.1 billion accounted for 43.5% of total deposits as of March 31, 2018. Our short-term borrowings increased by Rs. 456.9 billion from Rs. 322.3 billion in fiscal 2017 to Rs. 779.2 billion in fiscal 2018. Our long-term debt increased by 27.6% from Rs. 730.9 billion in fiscal 2017 to Rs. 932.9 billion in fiscal 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I capital and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion, respectively. During fiscal 2018, we also raised Rs. 23.0 billion by an overseas issuance of Rupee denominated bonds.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 170.1 billion in fiscal 2016 to Rs. 379.3 billion in fiscal 2017, mainly due to higher cash flows in fiscal 2017 as compared to fiscal 2016. Higher cash flows were largely a result of an increase in our net income, bills payable, remittances in transit and a decrease in our investments held for trading.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments was Rs. 1,044.9 billion in fiscal 2016 and Rs. 1,025.6 billion in fiscal 2017, largely on account of increase in both retail and wholesale loan portfolios. The increase in investments in fiscal 2017 was Rs. 202.9 billion, primarily on account of an increase in available-for-sale Government of India securities and in our investments in credit substitutes.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 17.8% from Rs. 5,457.9 billion in fiscal 2016 to Rs. 6,431.3 billion in fiscal 2017. Savings account deposits at Rs. 1,935.8 billion and current account deposits at Rs. 1,153.7 billion accounted for 48% of total deposits as of March 31, 2017. There was a 7.9% increase in our time deposits from Rs. 3,096.6 billion in fiscal 2016 to Rs. 3,341.9 billion in fiscal 2017. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.0 billion matured during fiscal 2017. Savings account deposits increased by 30.9% from Rs. 1,478.9 billion as of March 31, 2016 to Rs. 1,935.8 billion as of March 31, 2017. Our non-interest-bearing deposits increased by 30.7% from Rs. 882.4 billion as of March 31, 2016 to Rs. 1,153.7 billion as of March 31, 2017. Our savings account and non-interest bearing deposits also grew on account of the demonetization exercise carried out by the RBI. Our short-term borrowings increased by Rs. 68.7 billion from Rs. 253.6 billion in fiscal 2016 to Rs. 322.3 billion in fiscal 2017. There was an increase in long-term debt from Rs. 522.3 billion in fiscal 2016 to Rs. 730.9 billion in fiscal 2017. During fiscal 2017, we raised long-term debt amounting to Rs. 335.0 billion including the long-term debt of Rs. 67.0 billion for lending to the affordable housing sector and financing infrastructure project loans.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2017 and March 31, 2018:

	As of March 31,
	2017		2018		Increase/ (decrease)		% Increase/ (decrease)
	(in million except percentages)
Cash and cash equivalents	Rs.	430,708.6	Rs.	574,151.0	Rs.	143,442.4	33.3
Term placements		131,069.5		139,875.9		8,806.4	6.7
Investments held for trading		35,363.7		167,513.9		132,150.2	373.7
Investments available for sale		2,111,385.6		2,222,711.0		111,325.4	5.3
Securities purchased under agreements to resell		50,000.0		650,018.6		600,018.6	1,200.0
Loans, net		5,910,412.8		7,263,671.8		1,353,259.0	22.9
Accrued interest receivable		67,356.6		77,894.7		10,538.1	15.6
Property and equipment		38,969.3		38,968.1		(1.2)	—
Intangibles		2.0		1.0		(1.0)	(50.0)
Goodwill		74,937.9		74,937.9		—	—
Other assets		216,774.5		157,564.9		(59,209.6)	(27.3)
Total assets	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	2,300,328.3	25.4

Our total assets increased by 25.4% from Rs. 9,067.0 billion as of March 31, 2017 to Rs. 11,367.3 billion as of March 31, 2018.

Our cash and cash equivalents increased from Rs. 430.7 billion as of March 31, 2017 to Rs. 574.2 billion as of March 31, 2018, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and cash equivalents comprise of cash, balances due from banks and deposits that have original maturities of 90 days or less. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system.

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements increased primarily on account of increase in our placements with central government bodies. Placements with central government bodies are made to comply with the extant RBI guidelines on shortfalls in priority sector lending sub-limits and account for 95.5% of term placements as of March 31, 2018.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading increased by 373.7% from Rs. 35.4 billion as of March 31, 2017 to Rs. 167.5 billion as of March 31, 2018 primarily on account of the increase in our investments in mutual fund units and corporate bonds.

Investments available for sale increased by 5.3% primarily on account of an increase in our Government securities, partially offset by a decrease in our investments in commercial papers.

Net loans increased primarily on account of an increase in our retail loan portfolio. Our gross retail loan portfolio increased by 28.8% from Rs. 4,049.0 billion as of March 31, 2017 to Rs. 5,213.4 billion as of March 31, 2018. The growth in retail loans was across product segments. Our gross wholesale loan book increased by 11.5% from Rs. 1,940.0 billion as of March 31, 2017 to Rs. 2,162.8 billion as of March 31, 2018.

Accrued interest receivable increased by 15.6% from Rs. 67.4 billion as at March 31, 2017 to Rs. 77.9 billion as of March 31, 2018, primarily on account of an increase in our loans and investment securities.

Our property and equipment decreased by Rs 1.2 million. We added 195 branches and 260 ATMs in fiscal 2017 and 72 branches and 375 ATMs in fiscal 2018.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP in 2008. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 3.0 million and Rs. 1.0 million in fiscals 2017 and 2018, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 2.0 million and Rs. 1.0 million as of March 31, 2017 and March 31, 2018, respectively.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2018 and has been carried forward at the same value as the value at the acquisition date.

Other assets decreased by 27.3% from Rs. 216.8 billion as of March 31, 2017 to Rs. 157.6 billion as of March 31, 2018, primarily on account of a decrease in derivatives from Rs. 139.2 billion as of March 31, 2017 to Rs. 50.8 billion as of March 31, 2018. This was largely attributable to a decrease in mark-to-market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2017 and March 31, 2018:

	As of March 31,
	2017		2018		Increase/ (decrease)		Increase/ (decrease)
	(in million, except percentages)%
Liabilities
Interest bearing deposits	Rs.	5,277,644.0	Rs.	6,693,649.3	Rs.	1,416,005.3	26.8
Non-interest bearing deposits		1,153,678.9		1,190,102.2		36,423.3	3.2
Total deposits		6,431,322.9		7,883,751.5		1,452,428.6	22.6
Securities sold under repurchase agreements		—		138,000.0		138,000.0	*
Short-term borrowings		322,265.6		779,201.7		456,936.1	141.8
Accrued interest payable		44,487.6		65,514.4		21,026.8	47.3
Long-term debt		730,920.7		932,906.3		201,985.6	27.6
Accrued expenses and other liabilities		510,082.6		391,441.6		(118,641.0)	(23.3)
Total liabilities		8,039,079.4		10,190,815.5		2,151,736.1	26.8
Non-controlling interest in subsidiaries		1,847.5		2,329.7		482.2	26.1
HDFC Bank Limited shareholders’ equity		1,026,053.6		1,174,163.6		148,110.0	14.4
Total liabilities and shareholders’ equity	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	2,300,328.3	25.4

*	Not meaningful

Our total liabilities increased by 26.8% from Rs. 8,039.1 billion as of March 31, 2017 to Rs. 10,190.8 billion as of March 31, 2018. This increase was primarily attributable to the growth in our deposits and borrowings. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 33.3% from Rs. 3,341.9 billion as of March 31, 2017 to Rs. 4,455.7 billion as of March 31, 2018. We had mobilized US $3.4 billion in special FCNR deposits from NRI clients under the RBI swap window in fiscal 2014. A major portion of these deposits were issued for a 3-year tenor. These came up for redemption starting fiscal 2017 and US$ 3.03 billion of the FCNR deposits were redeemed up to March 31, 2018. Savings account deposits increased by 15.6% from Rs. 1,935.8 billion as of March 31, 2017 to Rs. 2,238.0 billion as of March 31, 2018. Our non-interest bearing demand deposits increased by 3.2% from Rs. 1,153.7 billion as of March 31, 2017 to Rs. 1,190.1 billion as of March 31, 2018. In fiscal 2017, there was a spurt in our savings account and non-interest bearing demand deposits largely attributable to the demonetization exercise carried out by the RBI, whereby the Rs. 500 and Rs. 1,000 denominations of bank notes ceased to be legal tender with effect from November 9, 2016.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 77.4%, short-term borrowings accounted for 7.6% and long-term debt accounted for 9.2% as of March 31, 2018. Our short-term borrowings, comprised primarily of money market borrowings, increased by Rs. 456.9 billion from Rs. 322.3 billion as of March 31, 2017 to Rs. 779.2 billion as of March 31, 2018. Our long-term debt increased by 27.6% from Rs. 730.9 billion as of March 31, 2017 to Rs. 932.9 billion as of March 31, 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I capital and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion respectively. During fiscal 2018 we also raised Rs. 23.0 billion by an overseas issuance of Rupee denominated bonds.

Accrued interest payable increased by Rs. 21.0 billion from Rs. 44.5 billion as of March 31, 2017 to Rs. 65.5 billion as of March 31, 2018. This increase was primarily on account of interest accrued on our long-term debt.

Accrued expenses and other liabilities decreased by 23.3% from Rs. 510.1 billion as of March 31, 2017 to Rs. 391.4 billion as of March 31, 2018. This was largely attributable to a decrease in our derivatives, bills payable and remittances in transit.

Shareholders’ equity increased on exercise of 32,544,550 stock options by employees and an increase in our retained earnings partially offset by a decrease in our accumulated other comprehensive income (primarily on account of mark-to-market losses on available for sale securities).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum common equity tier I ratio of 7.375%, a minimum total Tier I capital ratio of 8.875% and a minimum total capital ratio of 10.875% (each including capital conservation buffer of 1.875%) as of March 31, 2018.

During fiscal 2018, the RBI identified us as a Domestic-Systemically Important Bank (“D-SIB”), under the bucketing structure as provided in the D-SIB framework. As an identified D-SIB, we are required to maintain additional CET-I capital of 0.15% effective April 1, 2018 and will be required to maintain additional CET-I capital of 0.20% effective April 1, 2019.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2017 and March 31, 2018 are as follows:

	As of March 31,
	2017		2018		2018
	(in million, except percentages)
Tier I capital	Rs.	818,293.0	Rs.	1,060,049.0	US$	16,280.9
Tier II capital		113,026.6		125,354.7		1,925.3
Total capital	Rs.	931,319.6	Rs.	1,185,403.7	US$	18,206.2
Total risk weighted assets	Rs.	6,400,299.3	Rs.	8,001,259.8	US$	122,888.3
Capital ratios of the Bank:
Common Equity Tier I		12.79%		12.25%		12.25%
Tier I		12.79%		13.25%		13.25%
Total capital		14.55%		14.82%		14.82%
Minimum capital ratios required by the RBI:*
Tier I		8.25%		8.875%		8.875%
Total capital		10.25%		10.875%		10.875%

*	The Tier I and Total capital ratio includes capital conservation buffer.

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 9.2 billion in fiscal 2018. We have current plans for capital expenditures of approximately Rs. 20.2 billion in fiscal 2019. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

Financial Instruments and Off-Balance Sheet Arrangements

Our foreign exchange and derivative product offerings to our customers cover a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options, and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our Treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants, similar to our Wholesale Banking business, where we enter into such transactions with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a “notional principal” amount on a settlement date, for a specified period from a start date to a maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchanges of principal amounts at maturity (or on specified intermittent dates) based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The Bank’s Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives and the same are intimated to RBI. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2018, together with the fair values on each reporting date:

	As of March 31, 2018
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In million)
Interest rate derivatives	Rs.	3,084,700.1	Rs.	10,618.3	Rs.	9,520.9	Rs.	1,097.4	US$	47,376.7	US$	16.9
Forward rate agreements		2,073.1		2.5		2.6		(0.1)		31.8		—
Currency options		234,613.3		1,863.1		2,361.6		(498.5)		3,603.3		(7.7)
Currency swaps		161,301.3		4,929.0		4,882.5		46.5		2,477.4		0.7
Forward exchange contracts		4,344,675.7		33,423.3		39,357.1		(5,933.8)		66,728.2		(91.1)
Total	Rs.	7,827,363.5	Rs.	50,836.2	Rs.	56,124.7	Rs.	(5,288.5)	US$	120,217.4	US$	(81.2)

We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

Guarantees and Documentary Credits

As a part of our commercial banking activities, we issue documentary credits and guarantees. Documentary credits, such as letters of credit, enhance the credit standing of our customers. Guarantees generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The nominal values of guarantees and documentary credits for the dates set forth below were as follows:

	As of March 31,
	2017		2018		2018
	(In million)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	202,430.1	Rs.	237,417.3	US$	3,646.4
Performance guarantees		166,964.2		214,088.3		3,288.1
Documentary credits		359,613.7		395,452.7		6,073.6
Total	Rs.	729,008.0	Rs.	846,958.3	US$	13,008.1

Guarantees and documentary credits outstanding increased by 16.2% to Rs. 847.0 billion as of March 31, 2018 from Rs. 729.0 billion as of March 31, 2017, principally due to growth in our trade finance business.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 419.0 billion and Rs. 452.0 billion (US$ 6.9 billion) as of March 31, 2017 and March 31, 2018, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 2,159.0 billion and Rs. 2,738.5 billion (US$ 42.1 billion) as of March 31, 2017 and March 31, 2018, respectively. See also note 24 to our consolidated financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2018:

Contractual Obligations

	Payments due by period, as of March 31, 2018
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in million)
Subordinated debt(a)	Rs.	151,063.5	Rs.	12,999.6	Rs.	—	Rs.	6,000.0	Rs.	132,063.9
Other long-term debt		701,845.5		159,123.2		322,809.0		70,169.7		149,743.6
Operating leases(b)		79,346.3		10,124.2		18,174.9		14,791.5		36,255.7
Short-term borrowings		779,201.7		779,201.7		—		—		—
Securities sold under repurchase agreements		138,000.0		138,000.0		—		—		—
Unconditional purchase obligations(c)		5,196.7		5,196.7		—		—		—
Total	Rs.	1,854,653.7	Rs.	1,104,645.4	Rs.	340,983.9	Rs.	90,961.2	Rs.	318,063.2

(a)	Scheduled maturities of subordinated debt do not include perpetual bonds of Rs. 79,997.3 million (net of debt issuance cost).

(b)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(c)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2018. See “—Note 27—Commitments and contingencies” of our consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange and derivative contracts.

We have recognized a liability of Rs. 2.8 billion as of March 31, 2018, in accordance with FASB ASC 460-10 in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, we have recognized a liability of Rs. 2.5 billion as of March 31, 2018.

As part of our risk management activities, we continuously monitor the creditworthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment on account of the defaulting customer to the beneficiary, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts; if insufficient collateral is held, we recognize a loss.

The residual maturities of the above commitments as of March 31, 2018 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2018
	Total amounts Committed*		Up to 1 year		1-3 years		3-5 years		Over 5 years
	(in million)
Documentary credits	Rs.	395,452.7	Rs.	374,805.5	Rs.	20,132.7	Rs.	446.7	Rs.	67.8
Guarantees		451,505.6		310,257.4		109,916.6		18,781.5		12,550.1
Forward exchange and derivative contracts		7,827,363.5		5,874,226.3		886,716.4		891,452.5		174,968.3
Total	Rs.	8,674,321.8	Rs.	6,559,289.2	Rs.	1,016,765.7	Rs.	910,680.7	Rs.	187,586.2

*	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of our capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of infrastructure or by an additional 10% (i.e. up to 25%) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5% of the capital funds. Our exposure to a single NBFC or NBFC-asset financing companies (“AFC”) should not exceed 10.0% or 15.0%, respectively, of our capital funds. We may, however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0%, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Our exposure to infrastructure finance companies (“IFC”) should not exceed 15.0% of our capital funds. However, this may be exceeded by an additional 5% (i.e. up to 20%) if the same is on account of funds on-lent by the IFC to the infrastructure sector.

Our exposures to our ten largest borrowers as of March 31, 2018, computed as per RBI guidelines, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2018:

	March 31, 2018
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in million)
Borrower 1	Coal & Petroleum Products	Rs.	11,615.0	Rs.	79,373.2	Rs.	90,988.2	US$	1,397.5
Borrower 2	NBFC / Financial Intermediaries		80,006.2		87.1		80,093.3		1,230.1
Borrower 3	Coal & Petroleum Products		27,567.3		48,406.0		75,973.3		1,166.8
Borrower 4	Telecom		59,631.9		13,790.6		73,422.5		1,127.7
Borrower 5	NBFC / Financial Intermediaries		70,012.7		—		70,012.7		1,075.3
Borrower 6	Iron and Steel		34,673.6		22,396.4		57,070.0		876.5
Borrower 7	Non-ferrous Metals		13,054.6		43,324.0		56,378.6		865.9
Borrower 8	Engineering		6,001.5		48,749.4		54,750.9		840.9
Borrower 9	Power		44,367.1		3,300.0		47,667.1		732.1
Borrower 10	NBFC / Financial Intermediaries		45,000.0		—		45,000.0		691.1

Of the total exposure to these ten borrowers, approximately 51% was secured by collateral. As of March 31, 2018, of our exposure to our ten largest borrowers, exposure to 5 borrowers was equal to or more than 5% of our capital funds and was mainly comprised of large credit facilities to these borrowers.

There were no exposures that exceeded the regulatory ceiling established by RBI.

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counter parties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2018, our aggregate country risk exposure was 3% of our total assets and our net funded exposure to any other country did not exceed 1% of our total assets.

Cyber Security

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements and requesting check books. We are therefore exposed to cyber threats, such as hacking, phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information; hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money.

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•

Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details which may have been compromised are retrieved from such sites and acted upon. We have implemented Secure Access which provides an additional layer of security in addition to the customer identification (id) and password requirement for internet banking transactions. This system evaluates every transaction based on our risk model and helps us to determine whether the incumbent transaction is genuine or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves from falling prey to it.

•	Hacking and Data Theft: We have implemented firewalls and intrusion prevention system at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 security operations center analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have an incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet-facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time-bound manner. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry-best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We have also subscribed to anti- DDOS services (Distributed Denial Of Services).

We have also undertaken internal data security measures that are taken with respect to breaches or theft of material or sensitive customer data. These are briefly enumerated below:

•	Data Loss Prevention (DLP): Information is an important asset of any organization that supports business processes and management decisions. Usage and protection of business information can be heavily influenced by individuals in the end user environment, where most of the corporate data is processed, shared and stored. We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. Individual business functions are also involved in incident reviews which helps create a sense of ownership and awareness amongst our employees.

•	Laptop Encryption: Data Encryption helps ensure that business-critical and sensitive data does not fall into the wrong hands, thereby preventing reputational damage or curtailing any monetary losses. The cost arising out of loss of data residing in a laptop is far higher than the cost of replacing the actual device. We have therefore implemented a laptop encryption tool on the Bank’s laptops.

SELECTED STATISTICAL INFORMATION

The following information should be read together with our financial statements included in or incorporated by reference in this prospectus supplement as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Certain amounts presented in this section are in accordance with U.S. GAAP and certain figures are presented according to RBI guidelines where noted. Footnotes appear at the end of each related section of tables.

Average Balance Sheet

The table below presents the average balances for our assets and liabilities together with the related interest revenue and expense amounts, resulting in the presentation of the average yields and cost for each period. The average balance is the daily average of balances outstanding. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include non-performing loans and are net of allowance for credit losses.

	Year ended March 31,
	2016					2017					2018
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents(1)	Rs.	77,428.7	Rs.	3,339.8	4.3%	Rs.	135,626.9	Rs.	5,792.1	4.3%	Rs.	155,134.1	Rs.	6,969.3	4.5%
Term placements		157,896.4		9,548.0	6.0		140,172.9		7,415.0	5.3		126,380.7		6,779.0	5.4
Investments available for sale		1,718,127.8		136,062.4	7.9		2,062,484.8		154,618.6	7.5		2,186,886.3		158,209.2	7.2
Investments held for trading		102,682.8		5,659.9	5.5		90,027.7		5,041.8	5.6		76,921.8		4,049.1	5.3
Loans, net:
Retail loans		3,023,627.7		354,229.3	11.7		3,641,118.5		418,143.7	11.5		4,629,220.5		515,334.1	11.1
Wholesale loans		1,254,525.2		116,589.2	9.3		1,514,924.1		134,543.1	8.9		1,878,226.0		152,124.6	8.1
Total interest-earning assets:	Rs.	6,334,288.6	Rs.	625,428.6	9.9%	Rs.	7,584,354.9	Rs.	725,554.3	9.6%	Rs.	9,052,769.4	Rs.	843,465.3	9.3%
Non-interest-earning assets:
Cash		247,757.0					309,118.0					346,111.0
Property and equipment		34,786.6					37,805.7					38,790.1
Other assets		159,205.6					167,843.6					196,665.2
Total non-interest earning assets		441,749.2					514,767.3					581,566.3
Total assets	Rs.	6,776,037.8	Rs.	625,428.6	9.2%	Rs.	8,099,122.2	Rs.	725,554.3	9.0%	Rs.	9,634,335.7	Rs.	843,465.3	8.8%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	1,258,166.0	Rs.	50,336.0	4.0%	Rs.	1,598,619.0	Rs.	63,784.0	4.0%	Rs.	1,919,734.0	Rs.	72,103.0	3.8%
Time deposits		3,043,349.1		233,428.7	7.7		3,455,253.7		244,294.3	7.1		3,929,805.4		254,614.8	6.5
Short-term borrowings(2)		342,855.1		16,491.4	4.8		403,939.0		21,899.3	5.4		529,833.0		26,299.4	5.0
Long-term debt		485,713.4		32,811.0	6.8		646,512.9		43,781.1	6.8		881,556.7		67,297.5	7.6
Total interest-bearing liabilities	Rs.	5,130,083.6	Rs.	333,067.1	6.5%	Rs.	6,104,324.6	Rs.	373,758.7	6.1%	Rs.	7,260,929.1	Rs.	420,314.7	5.8%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		620,340.4					784,108.7					946,157.4
Other liabilities		204,844.7					267,138.6					346,209.3
Total non-interest-bearing liabilities		825,185.1					1,051,247.3					1,292,366.7
Total liabilities	Rs.	5,955,268.7	Rs.	333,067.1	5.6%	Rs.	7,155,571.9	Rs.	373,758.7	5.2%	Rs.	8,553,295.8	Rs.	420,314.7	4.9%
Total shareholders’ equity		820,769.1					943,550.3					1,081,039.9
Total liabilities and shareholders’ equity	Rs.	6,776,037.8	Rs.	333,067.1	4.9%	Rs.	8,099,122.2	Rs.	373,758.7	4.6%	Rs.	9,634,335.7	Rs.	420,314.7	4.4%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2017 vs. Fiscal 2016 Increase (decrease)(1) due to						Fiscal 2018 vs. Fiscal 2017 Increase (decrease)(1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	2,452.3	Rs.	2,510.3	Rs.	(58.0)	Rs.	1,177.2	Rs.	833.1	Rs.	344.1
Term placements		(2,133.0)		(1,071.7)		(1,061.3)		(636.0)		(729.6)		93.6
Investments available for sale		18,556.2		27,564.1		(9,007.9)		3,590.6		9,419.6		(5,829.0)
Investments held for trading		(618.1)		(697.6)		79.5		(992.7)		(734.0)		(258.7)
Loans, net:
Retail loans		63,914.4		72,341.4		(8,427.0)		97,190.4		113,473.0		(16,282.6)
Wholesale loans		17,953.9		24,200.2		(6,246.3)		17,581.5		32,265.5		(14,684.0)
Total interest-earning assets	Rs.	100,125.7	Rs.	124,846.7	Rs.	(24,721.0)	Rs.	117,911.0	Rs.	154,527.6	Rs.	(36,616.6)
Interest expense:
Savings account deposits	Rs.	13,448.0	Rs.	13,448.0	Rs.	—	Rs.	8,319.0	Rs.	12,812.3	Rs.	(4,493.3)
Time deposits		10,865.6		31,593.6		(20,728.0)		10,320.5		33,551.9		(23,231.4)
Short-term borrowings		5,407.9		2,938.1		2,469.8		4,400.1		6,825.3		(2,425.2)
Long-term debt		10,970.1		10,862.4		107.7		23,516.4		15,916.9		7,599.5
Total interest-bearing liabilities	Rs.	40,691.6	Rs.	58,842.1	Rs.	(18,150.5)	Rs.	46,556.0	Rs.	69,106.4	Rs.	(22,550.4)
Net interest revenue	Rs.	59,434.1	Rs.	66,004.6	Rs.	(6,570.5)	Rs.	71,355.0	Rs.	85,421.2	Rs.	(14,066.2)

(1)	The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Interest revenue	Rs.	625,428.6	Rs.	725,554.3	Rs.	843,465.3
Average interest-earning assets		6,334,288.6		7,584,354.9		9,052,769.4
Interest expense		333,067.1		373,758.7		420,314.7
Average interest-bearing liabilities		5,130,083.6		6,104,324.6		7,260,929.1
Average total assets		6,776,037.8		8,099,122.2		9,634,335.7
Average interest-earning assets as a percentage of average total assets		93.5%		93.6%		94.0%
Average interest-bearing liabilities as a percentage of average total assets		75.7%		75.4%		75.4%
Average interest-earning assets as a percentage of average interest-bearing liabilities		123.5%		124.2%		124.7%
Yield		9.9%		9.6%		9.3%
Cost of funds(1)		5.6%		5.2%		4.9%
Spread(2)		4.1%		4.1%		4.2%
Net interest margin(3)		4.6%		4.6%		4.7%

(1)	Excludes total shareholders’ equity.
(2)

Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
(3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Net income	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9
Average total assets		6,776,037.8		8,099,122.2		9,634,335.7
Average total shareholders’ equity		820,769.1		943,550.3		1,081,039.9
Net income as a percentage of average total assets		1.7%		1.7%		1.9%
Net income as a percentage of average total shareholders’ equity		14.4%		14.9%		16.5%
Average total shareholders’ equity as a percentage of average total assets		12.1%		11.7%		11.2%
Dividend payout-ratio		20.4%		20.1%		18.9%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2016								2017								2018
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	1,536,017.9	Rs.	15,978.2	Rs.	168.0	Rs.	1,551,828.1	Rs.	1,619,137.6	Rs.	40,733.3	Rs.	2,811.3	Rs.	1,657,059.6	Rs.	1,872,187.9	Rs.	11,519.2	Rs.	17,572.9	Rs.	1,866,134.2
Government securities outside India		—		—		—		—		—		—		—		—		4,223.8		—		6.8		4,217.0
Other debt securities		305,696.6		335.8		235.4		305,797.0		429,973.5		1,041.4		749.9		430,265.0		333,385.3		495.4		1,682.1		332,198.6
Total debt securities(1)	Rs.	1,841,714.5	Rs.	16,314.0	Rs.	403.4	Rs.	1,857,625.1	Rs.	2,049,111.1	Rs.	41,774.7	Rs.	3,561.2	Rs.	2,087,324.6	Rs.	2,209,797.0	Rs.	12,014.6	Rs.	19,261.8	Rs.	2,202,549.8
Non-debt securities(2)		20,836.4		653.7		430.8		21,059.3		23,648.3		861.5		448.8		24,061.0		20,041.9		478.5		359.2		20,161.2
Total	Rs.	1,862,550.9	Rs.	16,967.7	Rs.	834.2	Rs.	1,878,684.4	Rs.	2,072,759.4	Rs.	42,636.2	Rs.	4,010.0	Rs.	2,111,385.6	Rs.	2,229,838.9	Rs.	12,493.1	Rs.	19,621.0	Rs.	2,222,711.0

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2016								2017								2018
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	56,954.3	Rs.	41.9	Rs.	—	Rs.	56,996.2	Rs.	18,230.8	Rs.	38.5	Rs.	1.5	Rs.	18,267.8	Rs.	25,962.2	Rs.	19.0	Rs.	8.0	Rs.	25,973.2
Other debt securities		14,749.1		115.6		—		14,864.7		17,106.4		5.1		15.6		17,095.9		49,982.3		62.8		0.4		50,044.7
Total debt securities	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7	Rs.	75,944.5	Rs.	81.8	Rs.	8.4	Rs.	76,017.9
Non-debt securities		—		—		—		—		—		—		—		—		91,488.6		7.4		—		91,496.0
Total	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7	Rs.	167,433.1	Rs.	89.2	Rs.	8.4	Rs.	167,513.9

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2018
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	469,492.0	6.2%	Rs.	323,766.7	7.1%	Rs.	734,494.2	7.4%	Rs.	338,381.2	7.7%
Government securities outside India		4,217.0	1.2		—	—		—	—		—	—
Other debt securities		83,665.5	7.4		228,310.7	7.9		19,774.5	8.4		448.0	8.1
Total debt securities, fair value	Rs.	557,374.5	6.4%	Rs.	552,077.4	7.4%	Rs.	754,268.7	7.4%	Rs.	338,829.2	7.7%
Total amortized cost	Rs.	557,314.1		Rs.	548,402.5		Rs.	762,418.9		Rs.	341,661.5

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 79% and 74% of total deposits, as of March 31, 2017 and March 31, 2018, respectively. Wholesale banking deposits represented 21% and 26% of total deposits, as of March 31, 2017 and March 31, 2018, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscal 2016, 4.0% in fiscal 2017 and 3.8% in fiscal 2018. The average cost of time deposits was 7.7% in fiscal 2016, 7.1% in fiscal 2017 and 6.5% in fiscal 2018. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2016			2017			2018
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	620,340.4	12.6%	Rs.	784,108.7	13.4%	Rs.	946,157.4	14.0%
Savings deposits		1,258,166.0	25.6		1,598,619.0	27.4		1,919,734.0	28.2
Time deposits		3,043,349.1	61.8		3,455,253.7	59.2		3,929,805.4	57.8
Total	Rs.	4,921,855.5	100.0%	Rs.	5,837,981.4	100.0%	Rs.	6,795,696.8	100.0%

As of March 31, 2018, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2018
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	1,285,778.3	Rs.	967,785.5	Rs.	1,513,940.8	Rs.	514,521.4

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Period end	Rs.	559,622.4	Rs.	322,265.6	Rs.	917,201.7
Average balance during the period	Rs.	342,855.1	Rs.	403,939.0	Rs.	529,833.0
Maximum outstanding	Rs.	613,882.4	Rs.	696,832.3	Rs.	917,619.6
Average interest rate during the period(1)		4.8%		5.4%		5.0%
Average interest rate at period end(2)		5.2%		3.4%		5.1%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2016, 2017 and 2018.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier I or Tier II risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier II capital), Upper Tier II capital and Innovative Perpetual Debt Instruments outstanding as of March 31, 2018 were Rs. 124.27 billion (previous year: Rs. 121.22 billion), Rs. 26.80 billion (previous year: Rs. 27.80 billion), and Rs. 80.00 billion (previous year: nil), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
LowerTierII	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
LowerTierII	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
LowerTierII	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
LowerTierII	INR	2012-13	2027-28	15.2	9.45	2022-23	—	34.77
LowerTierII	INR	2017-18	2027-28	10.0	7.56	—	—	20.00
LowerTierII	INR	2017-18	2027-28	10.0	8.42	—	—	1.50
LowerTierII	INR	2017-18	2027-28	10.0	8.45	—	—	1.30
LowerTierII	INR	2016-17	2026-27	10.0	8.79	—	—	2.20
LowerTierII	INR	2016-17	2026-27	10.0	8.05	—	—	1.70
LowerTierII	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
LowerTierII	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
LowerTierII	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
LowerTierII	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
LowerTierII	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
LowerTierII	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
LowerTierII	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
LowerTierII	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
LowerTierII	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2017-18		—	8.85	2022-23	—	80.00

We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate on some of the debt instruments increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2018(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	290,960.5	28,761.0	29,027.8	44,628.1	393,377.4	120,516.9	6,013.0	54,243.7	574,151.0
Term placements	545.0	1,424.9	18,066.2	15,509.0	35,545.1	42,620.3	40,418.4	21,292.1	139,875.9
Investments held for trading(4)	121,730.7	45,783.2	—	—	167,513.9	—	—	—	167,513.9
Investments available for sale(5)(6)	617,946.1	136,431.5	169,222.6	240,940.1	1,164,540.3	696,711.1	101,677.1	259,782.5	2,222,711.0
Securities purchased under agreement to resell	650,018.6	—	—	—	650,018.6	—	—	—	650,018.6
Loans, net(7)(8)	565,774.3	659,000.0	671,619.4	796,809.8	2,693,203.5	3,265,781.8	744,812.0	559,874.5	7,263,671.8
Accrued interest receivable	42,162.9	22,893.1	9,297.9	3,027.7	77,381.6	449.9	63.1	0.1	77,894.7
Other assets(13)	421.4	2,099.6	—	—	2,521.0	120,757.8	—	—	123,278.8
Total financial assets	2,289,559.5	896,393.3	897,233.9	1,100,914.7	5,184,101.4	4,246,837.8	892,983.6	895,192.9	11,219,115.7
Deposits(9)(10)	748,325.6	725,128.1	739,628.8	1,115,025.6	3,328,108.1	3,102,545.4	147,335.3	1,305,762.7	7,883,751.5
Debt(11)	214,329.9	201,564.8	328,385.7	243,804.3	988,084.7	331,175.0	208,871.2	183,977.1	1,712,108.0
Securities sold under repurchase agreements	138,000.0	—	—	—	138,000.0	—	—	—	138,000.0
Other Liabilities(12)(13)	262,946.5	33,109.9	3,241.4	3,322.4	302,620.2	154,315.6	20.2	—	456,956.0
Total financial liabilities	1,363,602.0	959,802.8	1,071,255.9	1,362,152.3	4,756,813.0	3,588,036.0	356,226.7	1,489,739.8	10,190,815.5
Asset/liability gap	925,957.5	(63,409.5)	(174,022.0)	(261,237.6)	427,288.4	658,801.8	536,756.9	(594,546.9)	1,028,300.2
Cumulative gap	925,957.5	862,548.0	688,526.0	427,288.4	427,288.4	1,086,090.2	1,622,847.1	1,028,300.2	1,028,300.2
Cumulative gap as a percentage of total financial assets	40.4%	27.1%	16.9%	8.2%	8.2%	11.5%	15.7%	9.2%	9.2%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
(4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
(6)	Shares in the available-for-sale investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.

(8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
(9)	Current and savings deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
(10)	Time deposits under Rs. 10 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
(11)	Includes short-term borrowings and long-term debt.
(12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
(13)	Other assets and other liabilities are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such other assets and other liabilities.

For further information on how we manage our asset liability risk, see “Business—Risk Management—Market Risk ”.

Loan Portfolio and Credit Substitutes

As of March 31, 2018, our gross loan portfolio amounted to Rs. 7,376.2 billion. As of that date, our gross credit substitutes outstanding were Rs. 324.0 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “ Business—Retail Banking—Retail Loans and Other Asset Products ” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes ”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2014		2015		2016		2017		2018
	(in millions)
Retail loans	Rs.	2,188,337.7	Rs.	2,720,988.5	Rs.	3,458,565.7	Rs.	4,048,961.3	Rs.	5,213,364.6
Wholesale loans		1,039,923.6		1,222,460.6		1,534,268.7		1,939,948.4		2,162,814.4
Gross loans	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0
Credit substitutes (at fair value)		65,147.1		195,058.9		297,241.0		419,540.6		324,031.5
Gross loans plus credit substitutes	Rs.	3,293,408.4	Rs.	4,138,508.0	Rs.	5,290,075.4	Rs.	6,408,450.3	Rs.	7,700,210.5

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2018
	Due in oneyear or less		Due in oneto five years		Due after five years
	(in millions)
Retail loans	Rs.	1,573,881.8	Rs.	3,308,893.4	Rs.	330,589.4
Wholesale loans		1,119,321.7		724,666.2		318,826.5
Gross loans	Rs.	2,693,203.5	Rs.	4,033,559.6	Rs.	649,415.9
Credit substitutes (at fair value)		77,881.9		225,927.1		20,222.5
Gross loans plus credit substitutes	Rs.	2,771,085.4	Rs.	4,259,486.7	Rs.	669,638.4

	At March 31, 2018
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	505,197.7	Rs.	1,741,867.6	Rs.	636,766.4
Fixed rates		2,188,005.8		2,291,692.0		12,649.5
Gross loans	Rs.	2,693,203.5	Rs.	4,033,559.6	Rs.	649,415.9
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		77,881.9		225,927.1		20,222.5
Gross credit substitutes	Rs.	77,881.9	Rs.	225,927.1	Rs.	20,222.5
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	505,197.7	Rs.	1,741,867.6	Rs.	636,766.4
Fixed rates		2,265,887.7		2,517,619.1		32,872.0
Gross loans and credit substitutes	Rs.	2,771,085.4	Rs.	4,259,486.7	Rs.	669,638.4

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by the RBI and calculated under Indian GAAP), and our exposure to a group of companies under the same management is limited to 40% of our capital funds. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances and with the approval of our Board of Directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “ Supervision and Regulation—Credit Exposure Limits ”.

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). For the purpose of industry-wise classification of retail loans, from fiscal 2015, the end use (i.e., business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans. From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production—Food, Agriculture Production—Non food , Agriculture—Allied, and Animal Husbandry, respectively. Services are classified under

Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade—non consumer goods (now named as Wholesale Trade—Industrial), and Wholesale Trade—consumer goods (now named as Wholesale Trade—non industrial), respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are classified under Consumer Loans from fiscal 2017. From fiscal 2018, Agri produce trade is added by classifying certain sub segments from Wholesale Trade—industrial, Wholesale Trade—non industrial and Retail trade.

	At March 31,
	2014			2015			2016			2017			2018
	(in millions, except percentages)
Consumer Loans	Rs.	—	—%	Rs.	479,467.5	11.6%	Rs.	670,622.8	12.7%	Rs.	1,526,978.2	23.8%	Rs.	1,948,328.2	25.3%
Retail Trade		90,086.2	2.7		190,434.7	4.6		258,095.4	4.9		323,818.6	5.1		386,399.2	5.0
Non-Banking Financial Companies /Financial Intermediaries		80,993.0	2.5		154,730.5	3.7		220,012.7	4.2		338,599.3	5.3		341,744.3	4.4
Agriculture Production—Food		—	—		—	—		—	—		284,748.8	4.4		319,141.4	4.1
Automobile & Auto Ancillary		150,954.5	4.6		215,063.9	5.2		210,699.3	4.0		271,963.5	4.2		312,786.0	4.1
Consumer Services		—	—		—	—		—	—		264,554.4	4.1		311,794.7	4.0
Road Transportation		150,177.4	4.6		131,762.3	3.2		184,398.2	3.5		241,771.3	3.8		310,740.7	4.0
Real Estate & Property Services		—	—		91,871.9	2.2		125,193.8	2.4		170,245.8	2.7		235,683.0	3.1
Food & Beverage		100,588.6	3.1		128,212.4	3.1		155,489.6	2.9		178,848.8	2.8		211,367.5	2.7
Business Services		—	—		—	—		—	—		161,452.2	2.5		208,815.4	2.7
Agriculture Production—Non food		—	—		—	—		—	—		202,350.3	3.2		199,451.2	2.6
Power		72,469.7	2.2		112,016.5	2.7		119,207.9	2.3		145,608.7	2.3		193,978.4	2.5
Wholesale Trade—Non Industrial		—	—		—	—		—	—		237,302.7	3.7		183,081.2	2.4
Housing Finance Companies		—	—		—	—		—	—		143,236.6	2.2		171,780.2	2.2
Wholesale Trade—Industrial		—	—		—	—		—	—		170,084.4	2.7		167,357.3	2.2
Textiles & Garments		—	—		—	—		—	—		—	—		164,476.1	2.1
Agriculture—Allied		—	—		—	—		—	—		129,207.9	2.0		163,496.3	2.1
Telecom		—	—		—	—		—	—		129,510.8	2.0		—	—
Agriculture and Allied Activities		155,559.1	4.7		422,894.4	10.2		550,848.4	10.4		—	—		—	—
Wholesale Trade		235,811.8	7.2		314,066.2	7.6		362,316.5	6.8		—	—		—	—
Services		96,580.6	2.9		230,486.5	5.6		310,019.3	5.9		—	—		—	—
Iron and Steel		85,283.2	2.6		86,389.7	2.1		117,845.3	2.2		—	—		—	—
Coal & Petroleum Products		69,725.4	2.1		—	—		—	—		—	—		—	—
Others (including unclassified retail)		2,005,178.9	60.8		1,581,111.5	38.2		2,005,326.2	37.8		1,488,168.0	23.2		1,869,789.4	24.5
Total	Rs.	3,293,408.4	100.0%	Rs.	4,138,508.0	100.0%	Rs.	5,290,075.4	100.0%	Rs.	6,408,450.3	100.0%	Rs.	7,700,210.5	100.0%

As of March 31, 2018, our ten largest exposures totaled approximately Rs. 651.4 billion and represented 69.9% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 32.9% of our capital funds as per RBI guidelines.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (“ANBC”), as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors.” Priority sectors are broadly comprised of agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewal energy and social infrastructure, among others, subject to satisfying certain criteria.

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. From fiscal 2017, the assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter. Accordingly, on the basis of average calculation, the bank’s total PSL achievement for fiscal 2018 stood at 41.2%. However, in fiscal 2018, agricultural loans made to small and marginal farmers were 7.3% of ANBC, against the requirement of 8.0%, with a shortfall of Rs. 32.7 billion, and advances to sections termed

“weaker” by the RBI were 10.2% against the requirement of 10.0%. The PSL master circular mentions that Scheduled Commercial Banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.

We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2018, our total investments as directed by RBI in such deposits were Rs. 133.6 billion yielding returns ranging from 4% to 8.3%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2014		2015		2016		2017		2018
	(in millions)
Directed lending:
Agriculture	Rs.	324,173.2	Rs.	392,441.4	Rs.	528,672.4	Rs.	631,861.6	Rs.	735,135.0
Micro small and medium enterprises(1)		363,485.8		454,716.8		682,621.9		785,715.9		814,006.9
Other		214,786.0		221,829.8		217,302.5		223,502.7		205,145.0
Total directed lending	Rs.	902,445.0	Rs.	1,068,988.0	Rs.	1,428,596.8	Rs.	1,641,080.2	Rs.	1,754,286.9

(1)	Includes medium enterprises from fiscal 2016

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2014		2015		2016		2017		2018
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	20,928.3	Rs.	25,835.2	Rs.	37,423.0	Rs.	52,704.0	Rs.	75,904.5
Wholesale loans		8,758.2		13,489.6		15,559.7		30,275.7		32,812.8
Gross non-performing loans	Rs.	29,686.5	Rs.	39,324.8	Rs.	52,982.7	Rs.	82,979.7	Rs.	108,717.3
Allowances for credit losses	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5
Unallocated allowances for credit losses		21,964.0		22,625.1		26,352.0		32,766.8		49,906.7
Non-performing loans net of specific allowances for credit losses		9,037.3		14,615.8		21,974.6		37,249.6		46,116.8
Gross loan assets		3,228,261.3		3,943,449.1		4,992,834.4		5,988,909.7		7,376,179.0
Net loan assets	Rs.	3,185,648.1	Rs.	3,896,115.0	Rs.	4,935,474.3	Rs.	5,910,412.8	Rs.	7,263,671.8
Gross non-performing loans as a percentage of gross loans		0.9%		1.0%		1.1%		1.4%		1.5%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		15.8%		13.9%		11.1%		31.4%		27.9%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		0.7%		0.6%		0.5%		1.7%		1.5%
Non-performing loans net of specific allowances for credit losses as a percentage of net loan assets		0.3%		0.4%		0.4%		0.6%		0.6%
Specific allowances for credit losses as a percentage of gross non-performing loans		69.6%		62.8%		58.5%		55.1%		57.6%
Total allowances for credit losses as a percentage of gross non-performing loans		143.5%		120.4%		108.3%		94.6%		103.5%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2014		2015		2016		2017		2018
	(in millions)
Performing	Rs.	3,198,574.8	Rs.	3,904,124.3	Rs.	4,939,851.7	Rs.	5,905,930.0	Rs.	7,267,461.7
Non-performing or impaired:
On accrual status		271.8		2,431.2		4,291.3		—		—
On non-accrual status		29,414.7		36,893.6		48,691.4		82,979.7		108,717.3
Total non-performing or impaired		29,686.5		39,324.8		52,982.7		82,979.7		108,717.3
Total	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0

We consider a loan to be performing when no principal or interest payment is three months or more past due and where we expect to recover all amounts due to us. In the case of wholesale loans, we also identify loans as non-performing or impaired even when principal or interest payments are less than three months past due but where we believe recovery of all principal and interest amounts is doubtful. Interest income from loans is recognized on an accrual basis using effective interest method when earned except in respect of loans placed on non-accrual status, for which interest income is recognized when received. Loans are placed on “non-accrual” status when interest or principal payments are three months past due.

Our methodology for determining specific and unallocated allowances is discussed separately below for each category of loans.

Retail

Our retail loan loss allowance consists of specific and unallocated allowances.

We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loans against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when we believe that any future cash flows from these loans are remote, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate unallocated allowance for retail loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio. Subsequent recoveries, if any, against write off cases are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by us and is based upon our view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write off cases are adjusted to provision for credit losses in the consolidated statement of income.

We grade our wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

We establish specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed.

The Bank has also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our wholesale unallocated allowance based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors—We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized”.

	As of March 31,
	2014					2015					2016					2017					2018
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Glass & Glass Products	Rs.	—	Rs.	—	—%	Rs.	5,895.8	Rs.	1,635.1	27.7%	Rs.	8,111.7	Rs.	1,727.1	21.3%	Rs.	10,165.3	Rs.	1,701.0	16.7%	Rs.	10,877.3	Rs.	1,962.2	18.0%
Wholesale Trade - Non Industrial		—		—	—		—		—	—		—		—	—		232,111.9		15,722.9	6.8		180,841.8		15,239.0	8.4
Paper, Printing and Stationery		18,449.8		548.4	3.0		26,216.3		859.4	3.3		28,610.4		178.5	0.6		31,448.5		1,634.9	5.2		38,025.5		1,592.8	4.2
Agriculture Production - Food		—		—	—		—		—	—		—		—	—		282,673.8		4,217.1	1.5		318,643.5		12,227.0	3.8
Agriculture-Allied		—		—	—		—		—	—		—		—	—		129,207.9		3,218.8	2.5		163,496.3		6,184.0	3.8
Food and Beverage		99,588.0		534.1	0.5		121,172.2		1,101.1	0.9		152,253.7		1,871.7	1.2		166,494.3		3,361.2	2.0		210,780.7		7,007.4	3.3
Iron and Steel		82,959.4		1,811.8	2.2		84,913.9		4,793.8	5.6		97,934.7		4,712.7	4.8		106,816.0		4,499.4	4.2		135,431.1		4,196.0	3.1
Infrastructure Development		37,164.8		64.0	0.2		63,146.3		870.9	1.4		63,931.9		2,991.7	4.7		88,135.0		2,738.2	3.1		109,841.9		3,366.7	3.1
Agriculture Production - Non food		—		—	—		—		—	—		—		—	—		202,350.3		2,854.5	1.4		199,451.2		4,156.8	2.1
Wholesale Trade - Industrial		—		—	—		—		—	—		—		—	—		166,940.1		3,905.8	2.3		167,253.4		3,469.0	2.1
Real Estate & Property Services		56,469.4		136.3	0.2		88,264.9		846.9	1.0		121,992.9		3,559.2	2.9		168,660.4		3,822.8	2.3		233,700.5		4,015.9	1.7
Animal Husbandry		—		—	—		—		—	—		—		—	—		24,393.9		124.7	0.5		28,038.2		466.6	1.7
Retail Trade		90,086.2		147.9	0.2		189,593.5		1,769.0	0.9		253,373.6		2,450.3	1.0		320,876.9		3,731.5	1.2		385,217.8		6,279.0	1.6
Textiles & Garments		44,831.6		693.5	1.5		64,183.5		801.9	1.2		92,386.0		996.0	1.1		109,393.7		1,511.8	1.4		159,873.4		2,531.5	1.6
Agriculture Produce Trade		—		—	—		—		—	—		—		—	—		—		—	—		97,396.9		1,522.9	1.6
Gems and Jewellery		28,995.5		253.8	0.9		34,481.7		372.3	1.1		69,659.9		449.8	0.6		69,339.0		789.1	1.1		85,017.9		1,255.4	1.5
Wood & Products		3,865.5		5.7	0.1		6,324.2		188.1	3.0		8,482.6		291.0	3.4		10,994.0		345.4	3.1		14,782.7		201.8	1.4
Business Services		—		—	—		—		—	—		—		—	—		159,666.1		1,450.0	0.9		207,868.8		2,224.1	1.1
Road Transportation		150,177.4		2,077.9	1.4		131,240.2		1,849.8	1.4		183,707.5		1,826.0	1.0		241,771.3		2,518.7	1.0		310,740.7		3,313.8	1.1
Other Industries		—		—	—		—		—	—		—		—	—		315,497.4		5,426.8	1.7		334,256.9		3,028.6	0.9
Consumer Services		—		—	—		—		—	—		—		—	—		260,053.9		2,331.4	0.9		308,333.2		2,754.2	0.9
Automobile & Auto Ancillary		145,886.7		360.0	0.2		192,017.4		1,404.7	0.7		199,606.7		1,789.3	0.9		240,301.6		2,353.5	1.0		299,680.3		2,608.6	0.9
Consumer Loans		—		—	—		479,467.5		2,392.3	0.5		670,622.8		3,818.7	0.6		1,526,978.2		10,760.3	0.7		1,948,328.2		15,236.4	0.8
Drugs and Pharmaceuticals		—		—	—		40,114.5		386.7	1.0		36,854.5		372.0	1.0		31,133.3		381.7	1.2		54,444.1		410.2	0.8
Engineering		57,349.9		1,220.3	2.1		79,747.2		1,596.1	2.0		95,022.6		1,112.1	1.2		110,827.8		538.5	0.5		133,216.6		983.1	0.7
Leather & Products		—		—	—		5,235.3		19.8	0.4		6,189.0		27.1	0.4		6,898.0		78.1	1.1		11,298.2		80.9	0.7
Mining and Minerals		16,576.9		504.4	3.0		45,844.4		761.2	1.7		54,165.4		534.5	1.0		57,585.4		1,183.8	2.1		49,165.3		303.0	0.6
Media & Entertainment		—		—	—		9,727.9		55.2	0.6		13,694.2		153.2	1.1		16,761.1		137.4	0.8		16,414.6		76.7	0.5
Telecom		—		—	—		41,137.6		14.0	—		69,477.6		54.6	0.1		108,104.6		47.4	—		125,842.1		576.3	0.5
FMCG & Personal Care		—		—	—		8,192.3		22.7	0.3		10,785.2		55.1	0.5		18,499.9		45.6	0.2		26,273.4		117.8	0.4
Consumer Durables		—		—	—		21,586.7		67.1	0.3		32,864.7		161.3	0.5		43,224.5		174.2	0.4		47,822.9		205.9	0.4
Plastic & Products		13,402.1		9.2	0.1		16,909.0		36.6	0.2		24,351.8		283.9	1.2		32,751.4		278.5	0.9		41,665.0		155.6	0.4
Chemical and Products		33,908.0		31.3	0.1		40,031.1		107.8	0.3		38,095.6		68.7	0.2		49,020.6		102.7	0.2		58,460.5		193.2	0.3
Other Non-metalicMineral Products		—		—	—		9,579.2		80.0	0.8		9,246.2		83.7	0.9		11,819.7		87.5	0.7		17,680.8		57.0	0.3
Non-ferrous Metals		—		—	—		14,642.5		44.2	0.3		23,968.0		41.1	0.2		33,010.3		247.7	0.8		40,081.6		119.2	0.3
Information Technology		11,922.0		479.8	4.0		21,913.3		591.5	2.7		15,365.5		200.4	1.3		23,518.6		171.5	0.7		40,074.1		117.8	0.3
Coal & Petroleum Products		—		—	—		40,153.4		74.5	0.2		46,279.5		97.3	0.2		48,513.8		119.7	0.2		53,206.1		135.6	0.3
Cement & Products		—		—	—		26,789.7		22.7	0.1		37,872.7		43.4	0.1		38,204.8		56.5	0.1		74,435.8		121.0	0.2
Fishing		—		—	—		3,788.7		6.1	0.2		5,117.6		19.9	0.4		7,188.8		11.4	0.2		8,653.5		11.5	0.1
Power		70,980.3		48.6	0.1		96,169.7		103.4	0.1		103,437.7		114.5	0.1		125,213.0		94.2	0.1		159,239.8		92.8	0.1
Rubber & Products		—		—	—		5,418.8		140.2	2.6		5,767.0		159.0	2.8		7,483.4		116.5	1.6		8,311.6		4.4	0.1
Shipping		—		—	—		2,475.7		14.8	0.6		2,096.9		6.2	0.3		2,289.8		8.9	0.4		3,838.3		2.0	0.1
NBFC / Financial Intermediaries		57,796.1		891.4	1.5		94,744.7		981.5	1.0		130,684.6		957.5	0.7		180,220.7		76.6	—		231,249.9		111.7	—
Fertilisers & Pesticides		—		—	—		49,186.2		1.4	—		69,044.6		2.3	—		64,778.6		1.5	—		81,113.1		1.9	—
Airlines		—		—	—		305.6		1.7	0.6		—		—	—		—		—	—		—		—	—
Capital Market Intermediaries		—		—	—		19,791.3		36.8	0.2		18,583.0		37.3	0.2		—		—	—		—		—	—
Housing Finance Companies		—		—	—		—		—	—		—		—	—		—		—	—		—		—	—
Railways		—		—	—		1,068.0		0.7	0.1		—		—	—		—		—	—		—		—	—
Tobacco & Products		—		—	—		529.5		7.6	1.4		531.1		4.4	0.8		—		—	—		—		—	—
Banks and Financial Institutions		—		—	—		21,511.5		0.4	—		14,494.9		13.0	0.1		—		—	—		—		—	—
Activities allied to agriculture		155,559.1		260.1	0.2		422,894.4		5,369.3	1.3		550,848.4		7,397.1	1.3		—		—	—		—		—	—
Wholesale Trade		235,711.9		780.5	0.3		308,806.4		3,608.2	1.2		349,927.1		4,671.8	1.3		—		—	—		—		—	—
Services		96,238.8		16.3	—		230,040.6		1,712.3	0.7		306,593.9		2,473.7	0.8		—		—	—		—		—	—
Miscellaneous industries		26,358.9		86.7	0.3		69,377.7		1,436.4	2.1		47,072.1		1,057.5	2.2		—		—	—		—		—	—
Retail advances not otherwise classified		1,365,922.1		18,724.5	1.4		658,489.4		3,138.6	0.5		842,772.6		6,118.1	0.7		—		—	—		—		—	—
Total				29,686.5					39,324.8					52,982.7					82,979.7			—		108,717.3
Specific allowance for credit losses				20,649.2					24,709.0					31,008.1					45,730.1					62,600.5
Non-performing loans, net				9,037.3					14,615.8					21,974.6					37,249.6					46,116.8

As of March 31, 2018, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in glass and Glass Products, Wholesale Trade—Non Industrial and Paper, Printing & Stationery.

Glass and Glass Products

Due to existing competition and government policy, despite entry barriers, there is intense competition in the glass industry as the players face pricing pressures from domestic players as well as cheap imports from China, Indonesia and Saudi Arabia. The risk of substitution from PET bottles exists in the container glass segment. Also, since soda ash and natural gas are imported and dollar traded commodities, manufacturers are exposed to forex risks. The exchange rate from Rs. to US$ has hit an all-time low of Rs. 69 per US$ in May 2018, which does not bode well for importers.

Wholesale Trade—Non Industrial

A consortium of banks, including us, provide credit facilities to state governments for procurement of food grains under the Targeted Public Distribution and Other Welfare Schemes of the Government of India. The credit limit for procurement of food grains is authorized by the RBI and consented to by the Ministry of Finance under Article 293 (3) of the Constitution of India. The outstanding balance of the state governments generally do not exceed the food stock and receivables at any point in time. However, in the case of a state government, there was a gap between outstanding balance and the food stock and receivables. This gap has been funded by the consortium through a term loan repayable over 20 years in equated monthly installments with credit enhancements, including a letter of comfort from the Government of India.

Paper, Printing & Stationery

Paper demand has been slowing down on a global level due to rising digitization, penetration of e-books, e-newspapers, rising smartphone penetration, online advertisement etc. However, India’s paperboard demand has experienced growth of 4.5-5.5% CAGR during 2012 to 2017. Increased government and corporate spending, which also provides a thrust on education, supports the demand growth but is limited mainly to urban areas. Under the free trade agreement with South Korea and ASEAN countries, import duties on paper, paperboard and newsprint have been reduced to 0%, leading to more than 40% increase in the imports from overseas suppliers. Further, prices of most books have increased due to increased GST on printing and related articles (12%). On the raw material side, the cost of wood and agricultural residue are increasing broadly due to increased demand for wood in other segments. Increasing input cost of wood and agricultural residue along with energy cost has resulted in declined profitability of certain industry players.

Top Ten Non-Performing Loans

As of March 31, 2018, we had 255 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 23.0% of our gross non-performing loans and 0.3% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2018 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses. Our top non-performing loan is to a state government which is backed by credit enhancements including letter of comfort from the Government of India.

	At March 31, 2018
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in Collateral value		Currently servicing all Interest payments
	(in millions)
Borrower 1	Wholesale Trade-Non Industrial	Consortium	Rs.	12,299.9	Rs.	11,119.9	Rs.	—	Yes
Borrower 2	Iron and Steel	Consortium		3,126.5		1,909.0		7,531.0	No
Borrower 3	Real Estate & Property Services	Multiple		2,502.7		810.7		3,209.4	No
Borrower 4	Glass & Glass Products	Consortium		1,950.2		1,191.6		5,044.0	No
Borrower 5	Food and Beverage	Multiple		1,350.3		—		—	No
Borrower 6	Infrastructure Development	Consortium		1,039.5		138.6		1,037.7	No
Borrower 7	Paper, Printing and Stationery	Multiple		810.7		—		—	No
Borrower 8	Wholesale Trade-Non Industrial	Multiple		699.5		—		—	No
Borrower 9	Paper, Printing and Stationery	Multiple		610.0		—		—	No
Borrower 10	Consumer Services	Multiple		563.2		209.4		400.1	No
			Rs.	24,952.5	Rs.	15,379.2

Restructuring of Non-Performing Loans

Our non-performing loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of maximizing realization of the loan. These loans continue to be on a non-accrual basis and are reclassified as performing loans only after sustained performance under the loan’s renegotiated terms for a period of at least one year.

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2014		2015		2016		2017		2018
	(in millions, except percentages)
Gross restructured loans	Rs.	3,382.3	Rs.	4,165.6	Rs.	4,245.8	Rs.	3,069.3	Rs.	3,012.9
Allowance for credit losses		2,687.4		2,056.9		2,090.2		686.4		1,561.7
Net restructured loan	Rs.	694.9	Rs.	2,108.7	Rs.	2,155.6	Rs.	2,382.9	Rs.	1,451.2
Gross restructured loans as a percentage of gross non-performing loans		11.4%		10.6%		8.0%		3.7%		2.8%
Net restructured loans as a percentage of net non-performing loans		7.7%		14.4%		9.8%		6.4%		3.1%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. See Note 10 of the consolidated financial statements and see also Supervision and Regulation—Restructured Assets ” and “Supervision and Regulation—Resolution of Stressed Assets.”

Remediation Strategy for Non-Performing Loans

We focus on early problem recognition and active remedial management efforts in relation to our non-performing loans. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrowers’ performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers that we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued through, among others, legal processes, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower, our assessment of the borrower’s management integrity and long-term viability, the credit structure and the role of other creditors.

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2014		2015		2016		2017		2018
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1
Additions during the period
Retail		16,815.3		19,615.7		24,446.1		34,723.4		50,794.5
Wholesale		2,276.1		4,248.1		2,071.6		6,561.8		4,054.2
Less allowances no longer required on account of write-offs		(14,909.1)		(19,804.0)		(20,218.6)		(26,563.2)		(37,978.3)
Specific allowance for credit losses at the end of period	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5
Unallocated allowance for credit losses at the beginning of the period	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8
Additions during the period		4,736.7		661.1		3,726.9		6,414.8		17,139.9
Unallocated allowance for credit losses at the end of the period	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8	Rs.	49,906.7
Total allowance for credit losses at the beginning of the period	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9
Allowance no longer required on account of write-offs		(14,909.1)		(19,804.0)		(20,218.6)		(26,563.2)		(37,978.3)
Additions during the period		23,828.1		24,524.9		30,244.6		47,700.0		71,988.6
Total allowance for credit losses at the end of the period	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2

Movements in our allowances for credit losses charged to expense do not include recoveries against write-off cases amounting to Rs. 9,748.6 million and Rs. 12,590.8 million for fiscals 2017 and 2018, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2014		2015		2016		2017		2018
	(in millions)
Wholesale
Allocated	Rs.	7,316.1	Rs.	8,083.8	Rs.	7,413.4	Rs.	11,713.5	Rs.	15,323.0
Unallocated		2,738.5		3,248.4		3,803.4		4,656.2		7,759.3
Subtotal	Rs.	10,054.6	Rs.	11,332.2	Rs.	11,216.8	Rs.	16,369.7	Rs.	23,082.3
Retail
Allocated		13,333.1		16,625.2		23,594.7		34,016.6		47,277.5
Unallocated		19,225.5		19,376.7		22,548.6		28,110.6		42,147.4
Subtotal	Rs.	32,558.6	Rs.	36,001.9	Rs.	46,143.3	Rs.	62,127.2	Rs.	89,424.9
Allowance for credit losses	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2

MANAGEMENT

Directors and Senior Management

Our Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than 3 or more than 15, excluding any directors appointed pursuant to the terms of issued debt. Our Board of Directors consisted of 11 members as of July 27, 2018.

As per the Indian Companies Act, 2013 (the “Companies Act”), unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. However, any retiring director may be re-appointed by resolution of the shareholders. Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e. an Indian resident).

Under the terms of our Articles, our promoter, Housing Development Finance Corporation Limited (“HDFC Limited”), has a right to nominate the non-retiring directors to our Board, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20% of our paid-up equity share capital. The directors so nominated by HDFC Limited currently are the Chairperson and the Managing Director of the Bank.

The Banking Regulation Act and subsequent RBI notification dated November 24, 2016 requires that not less than 51% of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, co-operation or small-scale industry. Mr. Malay Patel is the Independent Director on the Board having specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board having specialized knowledge and practical experience in agriculture and rural economy. Mr. Srikanth Nadhamuni is the Non-Executive Director on the Board of the Bank having expertise in Information Technology.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director (or two or more directors together) holds not more than 2% of the paid-up share capital.

None of our directors or members of our senior management holds 1% or more of our equity shares.

Our Board of Directors, as of July 27, 2018, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Part-time Non-Executive Chairperson	69
Mr. Aditya Puri	Managing Director	67
Mr. Paresh Sukthankar	Deputy Managing Director	55
Mr. Kaizad Bharucha	Executive Director	53
Mr. Bobby Parikh	Non-Executive Director	54
Mr. Malay Patel	Non-Executive Director	41
Mr. Partho Datta	Non-Executive Director	69
Mr. Keki Mistry	Non-Executive Director	63
Mr. Umesh Chandra Sarangi	Non-Executive Director	66
Mr. Srikanth Nadhamuni	Non-Executive Director	54
Mr. Sanjiv Sachar	Additional Director	60

The following are brief biographies of our directors:

Mrs. Shyamala Gopinath is the part-time Non-Executive Chairperson of the Bank. She holds a master’s degree in commerce and is a certified associate of the Indian Institute of Bankers. She has 39 years of experience in financial sector policy formulation in different capacities at the RBI. As Deputy Governor of the RBI for seven years and a member of the RBI’s board of directors, she guided and influenced national policies in diverse areas such as regulation and supervision of financial sector, financial markets and capital account management. During 2001 to 2003, she worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). She is an independent director in a few listed and unlisted companies including not for profit entities. She served as the Chairperson on the Advisory Board on Bank, Commercial and Financial Frauds for two years from 2012 to 2014 and the Corporate Bonds and Securitisation Advisory Committee of SEBI from August 2011 until January 2018. She currently chairs the Board of Governors of Indian Institute of Management, Raipur.

Mr. Aditya Puri is and has been the Managing Director of the Bank since September 1994. He holds a bachelor’s degree in commerce from Punjab University and is an associate member of ICAI. Prior to joining the Bank, he was the chief executive officer of Citibank, Malaysia from 1992 to 1994. He has over 40 years of experience in the banking sector in India and abroad. He was named amongst the best 30 chief executive officers in the world in the Barron’s list for the years 2015 and 2017. He is the Non-Executive Chairman of HDBFSL, a subsidiary of the Bank.

Mr. Paresh Sukthankar is the Deputy Managing Director of the Bank. He completed his graduation from Sydenham College, Mumbai and holds a bachelor’s degree in commerce from the University of Mumbai. He has done his masters in management studies from Jamnalal Bajaj Institute (Mumbai). He has also completed the Advanced Management Program from Harvard Business School. He has been associated with the Bank since its inception. At the Bank, he has direct or supervisory oversight over various key areas of the Bank including Credit, Risk Management, Finance, Human Resources, Investor Relations, Corporate Communications, Corporate Social Responsibility and Information Security.

Mr. Kaizad Bharucha is an Executive Director of the Bank. He holds a bachelor’s degree in commerce from the University of Mumbai. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, Emerging Corporate Group, Business Banking, Healthcare Finance, Agricultural Lending and Department for Special Operations. In his previous position as Group Head—Credit & Market Risk, he was responsible for the Risk Management activities in the Bank, which are Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. He is a career banker with over three decades of banking experience. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group constituted by the RBI to examine the role of Credit Information Bureau and on the sub-committee with regard to the adoption of the Basel II guidelines.

Mr. Bobby Parikh is an Independent Non-Executive Director of the Bank. He has been associated with the Bank as a Director since January, 2011. He is a qualified chartered accountant from the Institute of Chartered Accountants of India (“ICAI”) and holds a bachelor’s degree in commerce from the University of Mumbai. Mr. Parikh was a Senior Partner with BMR & Associates LLP and led its financial services practice. Prior to joining BMR & Associates LLP, Mr. Parikh was also the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Mr. Parikh is a director on the boards of BMR Business Solutions Pvt Ltd, Tax and Advisors Pvt Ltd, BMR Global Services Pvt Ltd, Indostar Capital Finance Ltd, Aviva Life Insurance Company Ltd, Aditya Birla Sun Life Asset Management Company Ltd, Sembcorp Green Infra Ltd, Sembcorp Energy India Ltd and a designated partner of Avaana Partner Advisors LLP and partner of Bobby Parikh Associates. He is one of the financial experts on the Audit Committee of the Bank.

Mr. Malay Patel is an Independent Non-Executive Director of the Bank. He holds a major in engineering (Mechanical) from Rutgers University, Livingston, NJ, USA. He is a director on the board of directors of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry. He has been involved in varied roles such as export, import, procurement, sales and marketing, among others, in Eewa Engineering Company Private Limited. He has knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2)(a) of the Banking Regulation Act.

Mr. Partho Datta is an Independent Non-Executive Director of the Bank. He is an associate member of the ICAI. He joined Indian Aluminum Company Limited (“INDAL”) and was with INDAL and its parent company in Canada for 25 years and held positions as Treasurer, Chief Financial Officer and Director Finance during his tenure. He joined the Chennai based Murugappa Group thereafter as the head of Group Finance and was a member of the Management Board, as well as Director in several Murugappa Group companies. Post retirement from the Murugappa Group, he was an advisor to the Government appointed board of directors of Satyam Computers Services Limited during the restoration process and has also been engaged in providing business/strategic and financial consultancy on a selective basis. He is one of the financial experts on the Audit Committee of the Board.

Mr. Keki Mistry is a Non-Executive Director of the Bank. He holds a bachelor’s degree in commerce from the University of Mumbai. He is a fellow member of the ICAI. In the year 1981, he joined HDFC Limited. He was inducted to the board of directors of HDFC Limited as an executive director in 1993 and is currently the vice chairman and chief executive officer of HDFC Limited. He is the Chairman of the CII National Council on Corporate Governance and also a member of the Committee on Corporate Governance set up by SEBI.

Mr. Umesh Chandra Sarangi is an Independent Non-Executive Director of the Bank. He holds a master’s degree in Science (Botany). He has 35 years of experience in the Indian Administrative Services. As the erstwhile chairman of the National Bank for Agricultural and Rural Development from December 2007 to December 2010, he focused on rural infrastructure, accelerated initiatives such as microfinance, financial inclusion, watershed development and tribal development. He has been appointed as a Director having specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A (2)(a) of the Banking Regulation Act.

Mr. Srikanth Nadhamuni is a Non-Executive Director of the Bank. He holds a master’s degree in Electrical Engineering from Louisiana State University. He presently is the Chairman of Novopay Solutions Private Limited, a company involved in the area of mobile payments and is the chief executive officer of Khosla Labs Private Limited, a start-up incubator. He has also been a co-founder of e-Governments Foundation, which aims to improve governance in Indian cities, creation of Municipal enterprise resource planning suite which improves service delivery of cities. He was the Head (Technology Development)—UID Project, beginning in 2009, where he participated in the design and development of the world’s largest biometric based ID system.

Mr. Sanjiv Sachar was appointed an Additional Director of the Bank on July 21, 2018. He is a chartered accountant and was a founding member of Egon Zehnder International Private Limited (“Egon Zehnder”), an executive search firm. He was involved in setting up the practice of Egon Zehnder in India in 1995. He has also been the proprietor of a chartered accountancy and management consulting firm, Sachar Vasudeva & Associates. He was the Government’s nominee on the first board constituted for Indian Institute of Management, Rohtak.

Senior Management

As of July 27, 2018, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	67
Mr. Paresh Sukthankar	Deputy Managing Director	55
Mr. Kaizad Bharucha	Executive Director	53
Mr. Abhay Aima	Head—Private Banking Group, Third party products, Non Resident Individuals, Digital and Offshore and Retail Liabilities	56
Mr. Sashidhar Jagdishan	Chief Financial Officer	53
Mr. Santosh Haldankar	Vice President (Legal) & Company Secretary	46
Mr. Ashish Parthasarthy	Head—Treasury	50
Ms. Ashima Bhat	Head—Business Strategy, Finance, Administration & Infrastructure	47
Mr. Ashok Khanna	Head—Retail Assets—Secured	61
Mr. Arvind Kapil	Head—Retail Assets—Unsecured	46
Mr. Benjamin Frank	Head—Wholesale Credit Risk	54
Mr. Bhavesh Zaveri	Head—Operations & IT	52
Mr. Chakrapani Venkatachari	Head—Internal Audit and Quality Initiatives Group	54
Mr. Dhiraj Relli*	Managing Director—HDFC Securities Limited	47
Mr. Jimmy Tata	Chief Risk Officer	51
Mr. Munish Mittal	Head—IT	49
Mr. Navin Puri	Head—Retail Branch Banking	59
Mr. Neil Francisco	Head—Retail Credit, Underwriting & RIC	56
Mr. Nitin Chugh	Head—Digital Banking	46
Mr. Nirav Shah	Head—Emerging Corporate Group, Infrastructure Finance Group & Rural Banking Group	46
Mr. Parag Rao	Head—Card Payment Products, Merchant Acquiring Services & Marketing	52
Mr. Philip Mathew	Chief People Officer	55
Mr. Rahul Shukla	Head—Corporate Banking and Business Banking	49
Mr. Rakesh K. Singh	Head—Investment Banking, Private Banking, Capital & Commodity Markets	49
Mr. Rajesh Kumar R	Head—Credit Policy, Debt Management and Risk Analytics	47
Mr. Ravi Narayanan	Head—Retail Trade & Forex and Regional Branch Banking Head West 2	49
Ms. Smita Bhagat	Head—Retail Branch Banking Head- West 1 and Head of Government & Institutional Business/E-commerce Units	52

* Currently on deputation to HDFC Securities Limited, a Subsidiary.

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is the Head for Private Banking Group, Third party products, Non Resident Individuals, Digital and Offshore and Retail Liabilities. He is a graduate of the National Defence Academy. Mr. Aima also serves as a director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Ashish Parthasarthy is the Head for Treasury for the Bank. He holds a bachelor’s degree in engineering from the Karnataka Regional Engineering College and has a post-graduate diploma in management from the Indian Institute of Management, Bangalore. He has been with the Bank since 1994.

Ms. Ashima Bhat is the Head for the Business Finance, BIU, Personnel Administration, Infrastructure and Administration functions for the Bank. She has over 20 years of experience in banking and related areas and joined the Bank at a start-up stage. She has worked in various positions across the Corporate Banking, Supply Chain, SME and Emerging Corporates Group of the Bank.

Mr. Ashok Khanna heads the secured loans business of the Bank. He holds a master’s degree in arts from the University of Jaipur. He has been with the Bank since 2002. Prior to joining the Bank, he was the Executive Director for Retail Assets at Centurion Bank of Punjab. He has also worked with automobile manufacturers, such as Kinetic Engineering, Toyota (in the Middle East) and other related companies, such as Firestone Tyres.

Mr. Arvind Kapil is the Head for Retail Assets—Unsecured Loans business of the Bank. He holds a masters in Advanced Master’s Program in Management of Global Enterprises (from UCLA Anderson School of Management, Los Angeles, USA. SDA Bocconi School of Management, Milan. City University of Hong Kong, Hong Kong and Indian Institute of Management Bangalore). He also holds a master’s degree in Management Studies from the Bharati Vidyapeeth Institute of Management Studies and Research and a bachelor’s degree in Engineering from the K.J. Somaiya College of Engineering, Mumbai. He has 20 years of experience in various Retail Lending and Liability products covering Retail Assets, SME and Branch Banking.

Mr. Bhavesh Zaveri is the Head for Operations and Technology and also is Head of Cash Management Product. He holds a masters degree in Commerce from the University of Mumbai and is a Certified Associate of the Indian Institute of Bankers. He has been with the Bank since 1998. He also serves as a director of The Clearing Corporation of India Ltd., Goods & Service Tax Network, HDB Financial Services Ltd & SWIFT India Domestic Services Private Limited.

Mr. V Chakrapani is the Head position for Internal Audit and Quality Initiative Group. He holds a bachelor’s degree in commerce from University of Mumbai and is an associate member of the ICSI, a Certified Associate of the Indian Institute of Bankers and a certified information system auditor. He has worked with the Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.

Mr. Dhiraj Relli is the managing director and chief executive officer of HDFC Securities Limited. A member of the HDFC family since 2008, he has served as Senior Executive Vice President and Head of Branch Banking (South and Central India) at HDFC Bank. Prior to this, he held various posts with ICICI Bank. He is a member of the Trading Member Advisory Committee, National Stock Exchange and member of the Advisory Committee of Bombay Stock Exchange. He holds a bachelor’s degree in commerce (Honours) from the University of Delhi and is a qualified chartered accountant. He also undertook an Advance Management Program from the Indian Institute of Management, Bangalore.

Mr. Jimmy Tata is the Chief Risk Officer of the Bank. He holds a master’s degree in financial management from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai and is a chartered financial analyst from the Institute of Chartered Financial Analysts—Hyderabad. He has been with the Bank since 1994.

Mr. Munish Mittal is the Head for the Information Technology function of the Bank. He holds a bachelor’s degree in science from the University of Punjab and a master’s degree in business administration from Indira Gandhi National Open University. He has more than 30 years of experience in banking software and technology management. He joined the Bank from the Bank of Punjab in August 1996.

Mr. Navin Puri is the Head of the retail banking branch of the Bank. He holds a bachelor’s degree of commerce from Calcutta University and is a member of the ICAI. He has also received a master’s degree in business administration from Texas University, U.S. He has been with the Bank since February 1999.

Mr. Neil Francisco is the Head and Co- Head, Retail Risk of the Bank. In his current role, he heads Retail Underwriting and Risk Intelligence and Control functions in the Bank. These two functions are responsible for

Underwriting and Fraud and Risk Control for Retail Lending Products and Payment Business Products, in addition to Agriculture, Dealer Funding, Commercial Vehicle, Construction Equipment, and Healthcare businesses of the Bank. Neil holds a bachelor’s degree in engineering (Mechanical) from Sardar Patel College of Engineering, University of Mumbai, a master’s degree in science in mechanical engineering as well as a master’s degree of business administration from the University of Massachusetts, Amherst, United States.

Mr. Nitin Chugh is the Head for Digital Banking function for the Bank. He holds a bachelor’s degree of technology from the National Institute of Technology, Kurukshetra and has a post-graduate diploma in management from All India Management Association, New Delhi. He has been with the Bank since 2001.

Mr. Nirav Shah is the Head for the Emerging Corporates, Infrastructure Finance and Rural Banking functions of the Bank. He holds a masters degree in management studies degree from KJ Somaiya Management Institute, University of Mumbai.

Mr. Parag Rao is the Head for Marketing and Payments business for the Bank. He holds a master’s degree in management studies degree from S.P. Jain Institute of Management, University of Mumbai and a bachelor’s degree of engineering from Regional Engineering College, Jamshedpur.

Mr. Philip Mathew is Chief People Officer of the Bank. He holds a bachelor’s degree in science from the University of Madras and a postgraduate degree from the Tata Institute of Social Sciences, Mumbai, specializing in human resources. He joined the Bank in 2002 and with effect from May of 2009 held the position of the Chief People’s Officer at the Bank.

Mr. Rahul Shukla has recently joined the Bank as Head for Corporate Banking and Business Banking. he holds a bachelor’s degree in electrical engineering from Benaras Hindu University and a post-graduate diploma in management from Indian Institute of Management, Bangalore. He has previously worked with Citi Bank.

Mr. Rakesh K. Singh is the Head for Investment Banking, Private Banking, Capital & Commodity Markets at the Bank. He holds a bachelor’s degree in science from Ranchi University and a post graduate diploma in business management from Institute of Management Technology—Ghaziabad.

Mr. Rajesh Kumar R is the Head for Credit Policy, Debt Management & Risk Analytics. He holds a post graduate diploma in management from T.A. Pai Management Institute at Manipal. Since he joined the Bank in 2000, he has been involved in the launch and the growth of all retail assets & lending businesses and continues to play a key role in shaping the bank’s business strategies & risk appetite. He has pioneered the extensive usage of analytics in the bank, across businesses & customer lifecycles, for both strategic & transactional decisions

Mr. Ravi Narayanan is currently the Head for Retail Trade and Forex business and heads the West region for Retail Branch Banking for the Bank. He holds a masters in business administration degree from Faculty of Management Studies, Delhi University and a bachelor’s degree of technology from Indian Institute of Technology, Varanasi. He joined the Bank in May 1999.

Mr. Santosh Haldankar is the Vice President (Legal) and Company Secretary of the Bank. He is a commerce graduate and an associate member of ICSI. He holds a bachelor’s degree in law. He has 25 years of experience in legal and secretarial functions. Prior to joining the Bank, he was the erstwhile company secretary and whole-time director of HDFC Securities Limited, the Bank’s subsidiary and had been associated with HDFC Securities Limited for 13 years. He has been elevated to the post of Company Secretary with effect from June 1, 2018, pursuant to the retirement of the earlier Company Secretary, Sanjay Dongre.

Mr. Sashidhar Jagdishan is the Chief Finance Officer of the Bank. He holds a bachelor’s degree in science degree in physics from the University of Mumbai and a master’s degree in economics of money, banking and finance from Sheffield University, United Kingdom. He is also a chartered accountant enrolled with the ICAI. He has been with the Bank since 1996.

Ms. Smita Bhagat is the Head for Branch Banking Head—West 1 and Head of Government & Institutional Business/E-commerce Units of the Bank. She holds masters degree in business administration from Podar Institute of Management. She has over 20 years of banking experience, joining the Bank from ICICI Bank in July, 1999.

Corporate Governance

Audit Committee

The Audit Committee of the Bank has Mr. Bobby Parikh, Mrs. Shyamala Gopinath, Mr. Partho Datta, and Mr. Umesh Chandra Sarangi as its members. Each member of the Audit Committee is an Independent Director. The Audit Committee is chaired by Mr. Bobby Parikh with effect from January 24, 2017. Prior to this it was chaired by Mrs. Shyamala Gopinath. The Audit Committee met eight times during fiscal 2018.

The terms of reference of the Audit Committee include the following:

a.	Overseeing the Bank’s financial reporting process and disclosure of financial information to ensure that the financial statement is correct, sufficient and credible;

b.	Recommending the appointment and removal of external auditors and the fixing of their fees;

c.	Reviewing with management the annual financial statements and auditors report before their submission to the Board, with special emphasis on accounting policies and practices, compliance with accounting standards disclosure of related party transactions and other legal requirements relating to financial statements;

d.	Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

e.	Any other terms of reference as may be included from time to time in the Companies Act and the SEBI Listing Regulations, including any amendments or re-enactments thereof from time to time.

The Board has also adopted a charter for the Audit Committee in connection with certain U.S. regulatory standards as the Bank’s securities are also listed on the New York Stock Exchange.

Nomination and Remuneration Committee

The terms of reference of the Nomination and Remuneration Committee include scrutinizing the nominations of the directors with reference to their qualifications and experience, to identify “fit and proper” persons and assess their competency and reviewing the compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general.

The criteria for assessing the competency of the persons nominated are as follows:

•	academic qualifications;

•	previous experience;

•	track record; and

•	integrity of the candidate.

For assessing the integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered.

The Bank’s compensation policy provides a fair and consistent basis for motivating and rewarding employees appropriately according to their job profile or role size, performance, contribution, skill and competence.

The Nomination and Remuneration Committee also formulates criteria for the evaluation of performance of individual Directors including Independent Directors, the Board of Directors and its committees. The criteria for the evaluation of performance of Directors (including Independent Directors) include personal attributes, such as attendance at meetings, communication skills, leadership skills and adaptability, and professional attributes such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, and adherence to the Bank’s Code of Conduct, ethics and values. Mr. Bobby Parikh, Mrs. Shyamala Gopinath and Mr. Partho Datta are the members of the Nomination and Remuneration Committee. All members of the Nomination and Remuneration Committee are Independent Directors. The Nomination and Remuneration Committee is chaired by Mr. Bobby Parikh. The Committee met seven times during fiscal 2018.

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee, approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options granted under the various employee stock option schemes, which are made in terms of the powers delegated by the Board in this regard. The Stakeholders’ Relationship Committee also monitors the redress of grievances from shareholders relating to matters such as the transfer of shares, non-receipt of our annual report and dividends, etc.

The Stakeholders’ Relationship Committee consists of Mr. Umesh Chandra Sarangi, Mr. Aditya Puri, Mr. Paresh Sukthankar and Mr. Malay Patel. The Stakeholders’ Relationship Committee is chaired by Mr. Umesh Chandra Sarangi, who is an independent director. The power to approve share transfers and dematerialization requests has been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee. Mr. Santosh Haldankar, Vice President (Legal) and Company Secretary of the Bank, is the Compliance Officer responsible for expediting the share transfer formalities. The Stakeholders’ Relationship Committee met four times during fiscal 2018.

As of June 30, 2018, 14 instruments of transfer for 3,445 equity shares were pending for transfer, which has since been processed. The details of the transfers are reported to the Board from time to time. During the period from March 31, 2018 to June 30, 2018, 1,017 complaints were received from shareholders. The Bank attended to all the complaints but 15 complaints remained pending and 1 complaint was not resolved to the satisfaction of the shareholder as of June 30, 2018. Besides, 4,100 letters were received from shareholders relating to change of address, nomination requests, email ID and contact details updates, updates to the Indian Financial System Code and Magnetic Ink Character Recognition Code, National Automated Clearing House (NACH) mandates, claim of shares from the unclaimed suspense account, queries relating to annual reports, sub-division of shares of face value of Rs.10 each to Rs.2 each, amalgamation, request for revalidation of dividend warrants and other investor related matters. As of June 30, 2018, we have responded to 3,277 letters received.

Risk Policy and Monitoring Committee

The Risk Policy and Monitoring Committee has been formed as per the guidelines of RBI on asset liability management/risk management systems. The Committee develops Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.

The Risk Policy and Monitoring Committee consists of Mr. Srikanth Nadhamuni, Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mr. Srikanth Nadhamuni. The Committee met five times during fiscal 2018.

Credit Approval Committee

The Credit Approval Committee approves those credit exposures that are beyond the approval powers delegated to executives of the Bank to facilitate the prompt disbursement of loans. The Credit Approval Committee consists of Mr. Malay Patel, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Kaizad Bharucha. The Credit Approval Committee met nine times during fiscal 2018.

Premises Committee

The Premises Committee approves the purchase and leasing of premises for the use of the Bank’s branches, back offices, ATMs and executive residences in accordance with Board guidelines. Mr. Keki Mistry, Mr. Aditya Puri and Mr. Malay Patel are the members of the Premises Committee. The Premises Committee met five times during fiscal 2018.

Fraud Monitoring Committee

Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs.10 million and above. The objectives of the Fraud Monitoring Committee are the effective detection and immediate reporting of fraud, including any actions taken against the perpetrators of such fraud, to the concerned regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee include:

a.	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	identify the reasons for delay in detection, if any, and report to the top management of the Bank and the RBI;

c.	monitor the progress of the investigation by the Central Bureau of Investigation and police authorities and the recovery position;

d.	ensure that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed quickly without loss of time;

e.	review the efficacy of the remedial action taken to prevent any recurrence of fraud, such as the strengthening of internal controls; and

f.	put in place other measures as may be considered relevant to strengthen preventive measures to protect against future instances of fraud.

The members of the Fraud Monitoring Committee are Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Keki Mistry, Mr. Malay Patel, Mr. Aditya Puri and Mr. Umesh Chandra Sarangi. The Fraud Monitoring Committee met four times during fiscal 2018.

Customer Service Committee

The Customer Service Committee monitors the quality of services rendered to the Bank’s customers and also ensures the implementation of directives received from the RBI in this regard. The terms of reference of the Customer Service Committee are to formulate a comprehensive deposit policy incorporating the issues arising from the death of a depositor in relation to the operation of the deceased’s account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.

The members of the Customer Service Committee are Mrs. Shyamala Gopinath, Mr. Keki Mistry, Mr. Malay Patel, Mr. Srikanth Nadhamuni and Mr. Aditya Puri. The Customer Service Committee met four times during fiscal 2018.

Corporate Social Responsibility (“CSR”) Committee

The Board has constituted a CSR Committee with the following terms of reference:

a.	to formulate the Bank’s CSR strategy, policy and goals;

b.	to monitor the Bank’s CSR policy and performance;

c.	to review the CSR projects and initiatives from time to time;

d.	to ensure legal and regulatory compliance with respect to CSR; and

e.	to ensure reporting and communication to stakeholders on the Bank’s CSR.

The members of CSR Committee are Mr. Partho Datta, Mr. Bobby Parikh, Mr. Aditya Puri, Mr. Malay Patel, Mr. Umesh Chandra Sarangi and Mr. Paresh Sukthankar. The Committee met four times during fiscal 2018.

Digital Transaction Monitoring Committee

In order to promote digital transactions of the Bank and to provide directions in terms of strategy and action plans including monitoring the progress of achievement in the digital transactions space, the Bank has constituted the Digital Transaction Monitoring Committee during fiscal 2018. The terms of reference of the Digital Transaction Monitoring Committee include:

a.	Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, IBA, etc. from time to time;

b.	Monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans;

c.	Reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving high level of digitalization in Bank; and

d.	Any other terms of reference as may be specified by the Government, regulatory authorities, IBA, etc. from time to time.

The members of Digital Transaction Monitoring Committee are Mr. Srikanth Nadhamuni, Mr. Malay Patel, Mr. Aditya Puri, and Mr. Paresh Sukthankar. The Committee met two times during fiscal 2018.

Review Committee for Willful Defaulters’ Identification

The Board has constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters. Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh and Mr. Partho Datta are the members of the Review Committee for Willful Defaulters Identification. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation from the Bank. The Review Committee for Willful Defaulters Identification is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Committee were held during fiscal 2018.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the internal committee of executives appointed for this purpose. Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh and Mr. Partho Datta are the members of the Review Committee for Non-Cooperative Borrowers. The Review Committee for Non-Cooperative Borrowers is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal 2018.

Meeting of the Independent Directors

The Independent Directors of the Bank held a meeting on March 6, 2018 without the presence of the Non-Independent Directors and senior management team of the Bank. All of the Independent Directors attended the meeting. The Independent Directors discussed matters as required under the relevant provisions of the Companies Act, 2013 and the SEBI Listing Regulations, 2015.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

At the annual general meeting held on July 21, 2015, our shareholders passed a special resolution, pursuant to Section 180 (1)(c) of the Companies Act, authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (with the exception of (i) the acceptance of deposits of money from the public which are repayable on demand and can be withdrawn by check, draft, order or otherwise, and (ii) temporary loans obtained in the ordinary course of business from banks, whether in India or overseas) will exceed our aggregate paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs.500 billion over and above our aggregate paid-up capital and free reserves at any time.

The terms on which the Board of Directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of June 30, 2018 by:

•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	our individual directors and their relatives as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons listed in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. All shares issued in India have the same voting rights. We have not issued different classes of securities.

We were founded by our promoter HDFC Limited, a housing finance company in India. As of June 30, 2018, HDFC Limited held an aggregate of 20.86% of our equity shares.

	Number of Equity Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	543,216,100	20.86	(1)%
Directors and relatives	5,651,326	0.22%

(1)	Immediately following the Preferential Allotment on July 17, 2018, in which HDFC Limited was allotted 39,096,817 additional equity shares, HDFC Group held 22.03% of our total equity shares outstanding.

The ADSs are represented by underlying equity shares. As of June 30, 2018, Indian equity shares totaling 461,557,764 were held in the form of ADSs and constituted 17.72% of the Bank’s capital. In our records, the depositary, JPMorgan Chase Bank, N.A., is the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

SUPERVISION AND REGULATION

The following description is a summary of some of the relevant regulations and policies as prescribed by the central, state and regulatory bodies in India that are applicable to the Bank and its Subsidiaries. The following description is not meant to be exhaustive, and is only intended to provide general information to the investors on some of the key regulations and policies applicable to us.

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013, Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

RBI Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the bank is or will be in a position to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the general character of the proposed management of the bank will not be prejudicial to the public interest or the interest of its depositors; (iv) that the bank has adequate capital and earnings prospects; (v) that public interest will be served if a license is granted to the bank; (vi) that having regard to the banking facilities available in the proposed principal area of operations of the bank, the potential scope for expansion of banks already in existence in the area and other relevant factors the grant of the license would not be prejudicial to the operation and consolidation of the banking system consistent with monetary stability and economic growth; and (vii) any other condition, the fulfillment of which would, in the opinion of the RBI, be necessary to ensure that the carrying on of banking business in India by the bank will not be prejudicial to the public interest or the interests of the depositors. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking finance companies (“NBFCs”). This Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Entry of new banks in the private sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (“NOFHC”), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, two banks, namely IDFC Bank and Bandhan Bank, commenced banking operations in fiscal 2016.

In November 2014, RBI released guidelines on licensing of payments banks and small finance banks in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labour workforce, low income households, small businesses, other unorganised sector entities and other users. Payments banks are allowed to accept deposits of up to Rs. 100,000. However, they are not allowed to undertake lending activities or issue credit cards. The foreign shareholding in payments banks would be as per the Foreign Direct Investment (“FDI”) policy for private sector banks, as amended from time to time. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. In September 2015, the RBI also granted “in-principle” approval to ten applicants to setup small finance banks. All ten applicants have received their final license. Many of these small finance banks have commenced their operations as of March 31, 2018.

In August 2016, the RBI released the guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking licence) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)	In the case of individuals and non-financial entities (other than promoters / promoter group), 10% of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter / promoter group shareholding shall be as prescribed under the February 2013 guidelines i.e. 15%.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15% of the paid-up capital.

(iii)	In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or government, up to 40% of the paid-up capital is permitted for both promoters / promoter group and non-promoters.

Financial Holding Company Structure in India

The RBI constituted a Working Group in June 2010 to examine the feasibility of introducing a Financial Holding Company (“FHC”) Structure in India under the chairpersonship of the Deputy Governor. In May 2011, the Working Group submitted its report to recommend a roadmap for the introduction of a holding company structure in the Indian financial sector together with the required regulatory, supervisory and legislative framework. The report served as a guiding document for the introduction of an alternate organizational structure for banks and financial conglomerates in India. Key recommendations of the Working Group were as follows: (i) FHC structure; (ii) regulatory framework; (iii) statutory and taxation related changes; (iv) caps on expansion in non-banking business; (v) capital raising; and (vi) transitioning to the FHC structure.

In August 2013, the RBI issued a discussion paper titled “Banking Structure in India—The Way Forward”. The key recommendations in the paper relate to: (i) adoption of the FHC structure; (ii) differential licensing (allowing banks to be licensed to provide only specified services); (iii) consolidation of large-sized Indian banks; (iv) requiring large foreign banks to operate through subsidiaries in India and the reduction of the Government’s ownership of state-owned banks to ease the burden on the state where these banks will have to be capitalized to comply with Basel III requirements.

On April 7, 2014, the RBI introduced a new category of NBFCs called NOFHCs and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit taking NBFC which holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

Under the Guidelines for “on-tap” Licensing of Universal Banks in the Private Sector, the RBI has made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior permission of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Centers are categorized as Tier 1 to Tier 6 based on population (as per the 2011 census) and classified in the following manner:

•	Tier 1—100,000 and above;

•	Tier 2—50,000 to 99,999;

•	Tier 3—20,000 to 49,999;

•	Tier 4—10,000 to 19,999;

•	Tier 5—5,000 to 9,999; and

•	Tier 6—Less than 5,000.

The RBI, with effect from September 19, 2013, granted general permission to domestic scheduled commercial banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25% of the total number of branches opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of branches opened in Tier 1 centers during a fiscal cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The RBI also permitted banks to open branches in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more branches in underbanked districts of underbanked States, subject to specified conditions.

The RBI also permitted scheduled commercial banks to install off-site/mobile ATMs at centers/places identified by them, without the need to get permission from the RBI in each case. This, however, is subject to certain conditions, including for closure/shifting of any such off-site/mobile ATMs, wherever the RBI considers it necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission as a part of the periodic reports submitted to the RBI.

In May 2017, the RBI has further liberalized the branch authorization policy. Some of the key changes made pursuant to the revised guidelines are as follows:

•	The concept of “branch” has been replaced by “banking outlets”. A banking outlet for a domestic scheduled commercial bank has been defined as a fixed point service delivery unit, manned by either bank’s staff or its business correspondent where services of acceptance of deposits, encashment of cheques/ cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week.

•	At least 25% of the total number of “Banking Outlets” opened during a financial year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and 6) center that does not have a CBS enabled banking outlet of a scheduled commercial bank.

•	The restriction on the number of branches that may be opened in Tier 1 centers has been removed.

Capital Adequacy Requirements

The RBI issued guidelines for the implementation of the New Capital Adequacy Framework (“Basel II”). In order to maintain consistency and harmony with international standards, foreign banks in India and Indian banks having operational presence outside India were advised to adopt the Standardized Approach for Credit Risk and Basic Indicator Approach for Operational Risk with effect from March 31, 2008, while other commercial banks were advised to adopt these approaches with effect from March 31, 2009.

Under these guidelines, we were required to maintain a minimum ratio of capital to risk-adjusted assets and off-balance sheet items of 9%, at least 6% of which must be Tier I capital. Until March 31, 2013, we were also required to ensure that our Basel II minimum capital requirement continued to be higher than the prudential floor of 80% of the minimum capital requirement computed as per the Basel I framework for credit and market risks. In May 2013, the RBI withdrew the requirement of parallel run and prudential floor for implementation of Basel II vis-à-vis Basel I.

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI has also issued master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity.

Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25%, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10% of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

AT-I capital is comprised of, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries (in accordance with the directions of the RBI), intangible assets, deferred tax assets (in the manner and to the extent, specified by the RBI), gaps in provisioning and losses in the current period and those brought forward from the previous period are required to be deducted from CET-I capital in a phased manner and fully deducted therefrom by March 31, 2017.

Tier II capital consists of revaluation reserves at a discount of 55.0%, general provisions and loss reserves (allowed up to a maximum of 1.25% of the total credit risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares / redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum 5 years and should not contain clauses that permit step-ups or other incentives to redeem). In its circular dated March 1, 2016, the RBI has stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased-out in a gradual manner (at a rate of 10% per year).

Risk adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk weighted assets of credit risk, market risk and operational risk.

In respect of credit risk, the risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similar to funded exposures and are subject to a 100.0% credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0% while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0%. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0% or 50.0%, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.

The RBI has prescribed a matrix of risk weights varying from 35% to 75% (since revised to a maximum of 50% for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15% which has been followed by the RBI.

Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading and available-for-sale categories, open gold position, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. With effect from fiscal 2015, banks are also required to quantify incurred credit valuation adjustment losses and standard credit valuation adjustment capital charge on their derivatives portfolio.

The Basel III capital regulations require a bank to maintain a minimum CET-I capital ratio of 5.5%, a minimum Tier I capital ratio of 7.0% and a capital conservation buffer of 2.5% of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0% of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with domestic systemically important banks (“D-SIBs”). The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs every year in August. Banks identified as systemically important based on their size, inter-connectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2% to 0.8% of risk-weighted assets (“RWAs”). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by RBI during fiscal 2018. The higher capital requirements under the bucketing structure, as provided in the D-SIB Framework, in the form of additional CET-I, shall be phased-in from April 1, 2018 and will become fully effective from April 1, 2019.

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0 to 2.5% of total risk weighted assets of the banks, (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period, and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. In its first bi-monthly monetary policy statement for fiscal 2017, the RBI stated that, following the review and empirical testing of CCCB indicators, it was not necessary to activate the CCCB regime at that point in time. There has been no additional guidance as to when the RBI expects to announce the implementation of the CCCB regime.

Loan Loss Provisions and Non-Performing Assets

The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 310 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under note 2i, “Allowance for credit losses,” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

Non-Performing Assets

An asset, including a leased asset, becomes non-performing when it ceases to generate income for the bank.

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (“NPA”). A NPA is a loan or an advance where;

•	interest and/or an installment of principal remain overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	the installment of principal or interest thereon remains overdue for two crop seasons for short duration crops;

•	the installment of principal or interest thereon remains overdue for one crop season for long duration crops;

•	the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI guidelines on securitization dated February 1, 2006; or

•	in respect of derivative transactions, the overdue receivables representing the positive mark-to-market value of a derivative contract, remain unpaid for a period of 90 days from the specified due date for payment.

Banks should classify an account as a NPA only if the interest imposed during any quarter is not fully repaid within ninety days from the end of the relevant quarter.

“Overdue”

Any amount due to the bank under any credit facility is “overdue” if it is not paid on the due date fixed by the bank.

“Out-of-Order” Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days as of the date of the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

Asset Classification

Banks are required to classify NPAs into the following three categories based on the period for which the asset has remained non-performing and the realizability of the dues:

Sub-standard Assets: Assets that are non-performing for a period less than or equal to 12 months. Such an asset has well defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the bank will sustain some loss if deficiencies are not corrected.

Doubtful Assets: An asset will be classified as doubtful if it remains in the substandard category for a period of 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors or on inspection by the RBI, but the amount has not been written off fully. Such an asset is considered uncollectable and of such little value that its continuance as a bankable asset is not warranted, although there may be some salvage or recovery value.

There are separate asset classification guidelines which will apply to projects under implementation before the commencement of their commercial operation.

Restructured Assets

The RBI has issued prudential guidelines on the restructuring of advances by banks. The guidelines essentially deal with the norms/conditions, the fulfillment of which is required to maintain the category of the restructured account as a “standard asset”. A standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset.

The following categories of advances are not eligible for being classified as a standard asset upon restructuring: a) consumer and personal advances; b) advances classified as capital market exposures; and c) advances classified as commercial real estate exposures.

The criteria to be fulfilled for the restructured advance to be treated as a “standard asset” includes the viability of the business, infusion of promoters’ contribution, full security coverage and cap on maximum tenor of repayment. The economic loss, if any, arising as a result of a restructuring needs to be provided for in the books of the bank. The provision is computed as the difference between the fair value of the account before and after restructuring.

Similar guidelines apply to sub-standard assets. Sub-standard accounts which have been subjected to restructuring, whether in respect of a principal installment or interest amount, are eligible to be upgraded to the standard category only after the specified period, i.e. a period of one year after the date when the first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure project loans. This implies that a standard account would immediately be classified as a sub-standard account upon restructuring. These guidelines are also applicable to non-performing assets, which upon restructuring would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring repayment schedule. However, the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities.

Resolution of Stressed Assets

In February 2018, the RBI issued a circular titled “Resolution of Stressed Assets–Revised Framework”. This replaced the erstwhile framework for revitalizing stressed assets (including the joint lenders forum mechanism), the scheme of sustainable structuring of stressed assets, the corporate debt restructuring mechanism, and the strategic debt restructuring mechanism. Per the circular, lenders must initiate steps to cure a default in the form of a resolution plan as soon as there is a default on any account. For large accounts (defined as accounts with the aggregate exposure of the lenders being Rs. 20 billion or more), the RBI has specified that the resolution plan must be implemented by the later of 6 months from the date of default and September 30, 2018, failing which the lenders must refer the borrower for insolvency resolution under the Insolvency and Bankruptcy Code within 15 days. For smaller accounts, the RBI signaled it would announce the timeframe for implementation of resolution plans or a reference under the Insolvency and Bankruptcy Code within the next two years.

Act Relating to Recovery of NPAs

As a part of the financial sector reforms, the Government introduced the SARFAESI Act. The SARFAESI Act provides banks and other lenders increased powers in the recovery of the collateral underlying NPAs.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.00% and will reduce to 0.40% after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.00% to 2.75%. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.00% with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase was required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25% to 1.00% on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

In February 2014, the RBI directed banks to form a JLF if the aggregate exposure of both fund-based and non-fund based facilities taken together of lenders in an account is Rs. 1,000 million and above and the account is reported by any of the lenders to CRILC as special mention account-2 (“SMA-2”). If the lenders fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame, the account will be subjected to accelerated provisioning of 5% if the account is classified as a standard asset in the accounts of the lenders. In October 2014, the RBI decided that accelerated provisioning will be applicable only to the lead bank having responsibility to convene the JLF and not to all the lenders in the consortium or multiple banking arrangements. In case the lead bank fails to convene the JLF, the bank with the second largest aggregate exposure shall convene the JLF.

The RBI has also introduced incremental provisioning requirements with effect from April 1, 2014 for banks’ exposures to entities with unhedged foreign currency exposure. Banks are required to collect specific information from its customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupee vis-à-vis foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI.

By its circular dated April 18, 2017, the RBI has advised banks to make provisions at higher rates in respect of standard advances to stressed sectors of the economy, and requires bank to (i) put in place a Board-approved policy for making provisions for standard assets at rates higher than the regulatory minimum based on evaluation of risk and stress in various sectors; (ii) review the policy on a quarterly basis; and (iii) review the telecom sector by June 30, 2017, and consider making provisions for standard assets in this sector at higher rates.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0%, i.e. a total of 25.0% on the outstanding balance. However, unsecured loans classified as sub-standard in relation to infrastructure lending, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0% (i.e. a total of 20.0% on the outstanding balance).

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the bank, approved valuers or the RBI’s inspecting officers, is not more than 10.0%, ab initio , of the outstanding exposure. Exposure includes all funded and non-funded exposures (including underwriting and similar commitments). Security means tangible security properly discharged to the bank and will not include intangible securities such as guarantees and comfort letters.

Doubtful Assets

A 100.0% provision is made against the unsecured portion of the doubtful asset. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 25.0% to 100.0% provision is required to be made against the secured asset as follows:

•	Up to one year: 25.0% provision.

•	One to three years: 40.0% provision.

•	More than three years: 100.0% provision.

Loss Assets

The entire asset is required to be written off or 100.0% of the outstanding amount is required to be provided for.

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. The RBI has permitted banks to utilize a prescribed percentage of the floating provisions held by them for making specific loan loss allowances for impaired accounts under extraordinary circumstances. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of credit RWAs.

Provisioning Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0% as of September 30, 2010. Under the current regime (i) the PCR of 70.0% may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines, would be treated as “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/ floating provisions held by them for making specific provisions for NPAs during periods of system wide downturn, as per the policy approved by the bank’s board of directors. The RBI released a discussion paper on dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be in place with improvement in the system.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a NPA. A bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0% by value of the of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitization company or a reconstruction company. The banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0%, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of Non-Performing Assets (“NPAs”) among Banks, Financial Institutions and Non-banking Financial Institutions

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in July 2005, the RBI issued guidelines for the purchase and sale of NPAs among banks, financial institutions and NBFCs. In terms of these guidelines, banks’ boards are required to establish policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller. Previously, an asset needed to be classified by the seller as non-performing for at least two years to be eligible for sale and the purchasing bank needed to have held the NPA in its books for at least 15 months before it could sell the asset to another bank.

In February 2014, the RBI issued guidelines wherein the requirement of a minimum holding period of two years by the seller in relation to sale transactions with other banks, financial institutions and NBFCs, was removed. These guidelines reduce the purchasing bank’s holding period requirement to 12 months before it can sell the asset to another bank, financial institution or NBFC. In accordance with these RBI guidelines, the asset cannot be sold back to the original seller.

Further, to incentivize the early sale of NPAs to securitization companies and/or reconstruction companies, banks are allowed to spread over any shortfall, if the sale value is lower than the net book value, over a period of two years for NPAs sold up to March 31, 2016. In its circular of June 2016, the RBI has further extended the dispensation of amortizing the shortfall on the sale of NPAs to securitization companies and reconstruction companies to March 31, 2017. However, in respect of NPAs sold during the period from April 1, 2016 to March 31, 2017, banks may amortize the shortfall over a period of only four quarters from the quarter in which the sale took place.

Guidelines on Sale of Standard Assets

The RBI first issued guidelines for the securitization of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitization, a two-stage process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arms-length relationship must be maintained between the originator, the seller and the SPV.

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning, accounting treatment for securitization transactions and disclosure standards have been prescribed. The guidelines are applicable for originators and have prescribed provisions for service providers like: credit enhancers, liquidity support providers and underwriters and investors. Quarterly reporting to the audit sub-committee of the board of directors by originating banks of the securitization transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and NBFCs.

In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e. the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas branches of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

•	transfer of loan accounts of borrowers by a bank to other bank/financial institutions/NBFCs and vice versa, at the request/instance of borrower;

•	inter-bank participations;

•	trading in bonds;

•	sale of entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of the board of directors of the bank);

•	consortium and syndication arrangements and arrangement under corporate debt restructuring mechanism; and

•	any other arrangement/transactions, specifically exempted by the RBI.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Major guidelines include norms for bank lending to priority sectors, non-bank financial companies, guidelines on banks’ benchmark lending rates, base rates and norms for loans against shares.

In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares. A banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors has an interest as a partner, manager, employee or guarantor or any other company (not being a subsidiary of the banking company or a company registered under section 8 of the Companies Act, 2013 or a Government company), or the subsidiary or the holding company of such a company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exceptions in this regard which exclude any transaction which the RBI may specify by general or special order as not being a loan or advance for the purpose of such section. The Government may, on the recommendation of the RBI and subject to conditions as it may deem fit to impose, exempt any banking company from the restriction on lending to the subsidiary, holding company or any other company in which any of the directors of the banking company is a director, managing agent, manager, employee, guarantor or in which such person holds substantial interest.

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (“BPLR”) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks consequently were advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system was aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate included all elements of the lending rates that were common across all categories of borrowers. Banks were allowed to choose any benchmark to arrive at their Base Rate for a specific tenor that could be disclosed. For loans sanctioned up to June 30, 2010, the BPLR was applicable. However, for loans sanctioned up to June 30, 2010 but renewed from July 1, 2010, the Base Rate was applicable.

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 will be priced with reference to the MCLR. Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over 3 years and loans linked to a market determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loan at mutually acceptable terms.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are set forth in the RBI Master Directions on Priority Sector Lending—Targets and Classification as updated from time to time. The priority sector is broadly comprised of agriculture, micro, small and medium enterprises (“MSMEs”), education, housing, export credit, social infrastructure, renewable energy, and others subject to certain limits. The guidelines take into account the revised definition of MSMEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher. Within the 18.0% target for agriculture, a target of 8.0% of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year, the current percentage being 11.70%). The RBI further reiterated that the banks should continue to undertake all efforts to reach the level of 13.5% of direct lending to the beneficiaries who earlier constituted the direct agriculture sector. The target for micro enterprises is set at 7.5%.

Loans to individuals up to Rs. 3.5 million in metropolitan centres (with population of 1 million and above) and loans up to Rs. 2.5 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 4.5 million and Rs. 3.0 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 1.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.

Bank loans up to a limit of Rs. 50 million per borrower for building social infrastructure for activities namely schools, health care facilities, drinking water facilities and sanitation facilities in certain eligible centres as prescribed by the RBI are treated as priority sector lending. Further, bank loans up to a limit of Rs. 150 million to borrowers for purposes like solar based power generators, biomass based power generators, wind mills, micro-hydel plants and for non-conventional energy based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending. Additionally, in March 2018, the RBI removed the loan limits applicable to MSMEs for classification under the priority sector.

Banks are required to ensure compliance with priority sector lending targets on a quarterly basis. Domestic scheduled commercial banks having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with the National Bank for Agriculture and Rural Development or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contributions to these schemes and periods of deposits, among other things, are fixed by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by the RBI when granting regulatory clearances and approvals for various purposes. While computing priority sector achievement, a simple average of all quarters will be arrived at and considered for computation of overall shortfall/ excess at the end of the year.

Foreign banks having 20 or more branches in India were brought on par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing on April 1, 2013 and since have a priority sector lending target of 40.0% of ANBC. In March 2018, the RBI directed such banks to achieve a sub-target of 8 percent of ANBC or CEOBE, whichever is higher, for banks lending to small and marginal farmers. Further, a sub-target of 7.50 percent of ANBC or CEOBE, whichever is higher, for banks lending to microenterprises has also become applicable for foreign banks with 20 branches or more from March 31, 2018.

Further, foreign banks with less than 20 branches are directed to achieve a total priority sector lending target of 40.0% of ANBC or CEOBE, whichever is higher, on par with other banks by fiscal 2020.

In order to enable banks to achieve the priority sector lending target and sub-targets, the RBI, in its circular dated April 7, 2016, has introduced the Priority Sector Lending Certificates (“PSLC”) Scheme. The scheme permits banks to purchase PSLCs in the event of a shortfall from those banks that have achieved a surplus in their priority sector lending targets. There are four kinds of PSLCs:

i)	PSLC Agriculture: counting for achievement towards the total agriculture lending target;

ii)	PSLC SF/MF: counting for achievement towards the sub-target for lending to small and marginal farmers;

iii)	PSLC Micro Enterprises: counting for achievement towards the sub target for lending to micro enterprises; and

iv)	PSLC General: counting for achievement towards the overall priority sector target.

Export Credit

The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment and post-shipment requirements of exporters in rupees as well as foreign currencies. With effect from April 1, 2015 incremental export credit extended by domestic banks over the corresponding date of the preceding year, up to 2% of ANBC or CEOBE, whichever is higher, subject to a limit of Rs. 25 crore per borrower, to units having turnover of up to Rs.100 crore, shall be classified as priority sector lending. A similar limit is applicable to foreign banks with 20 or more branches in India with effect from April 1, 2017. Until March 31, 2017, foreign banks with 20 or more branches are allowed to count a certain percentage of their export credit limit as priority sector lending. Foreign banks with less than 20 branches are allowed to classify up to 32% of ANBC or CEOBE, whichever is higher, as priority sector lending. The interest rates applicable for all tenors of rupee-denominated export credit advances are required to be at or above Base Rate. As per RBI directions, the Base Rate system has been replaced by the MCLR and all rupee loans and credit limits sanctioned or renewed with effect from April 1, 2016 are required to be priced with reference to the MCLR. Existing loans and credit limits may remain linked to the Base Rate until repayment or renewal. With effect from May 5, 2012, the RBI has deregulated the interest rates on export credit in foreign currencies and has permitted banks to determine their own interest rates in respect thereof.

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI, in July 2014, issued guidelines for the issuance of long-term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector. Under these guidelines, banks are permitted to issue long-term fully-paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long-term projects in certain specified infrastructure sub-sectors and the affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors, these long-term bonds are not subject to cash reserve ratio (“CRR”) or statutory liquidity ratio (“SLR”) requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions (such as those that could be involved in a business combination with the Bank) will require the prior approval of the RBI to avail these regulatory incentives.

In July 2014, the RBI also issued clarifications and guidelines to provide for flexible structuring and refinancing of long-term project loans to infrastructure and core industries sectors.

In November 2016, the RBI permitted banks to apply flexible structuring to new project loans in all sectors and existing loans in which aggregate exposure of all institutional lenders exceeds Rs. 250 cr, in all sectors, subject to certain terms and conditions.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoiding the concentration of credit risks, the RBI has advised banks to fix limits on their exposure to specific industries and sectors and has prescribed regulatory limits on banks’ exposures to individual borrowers and borrower groups. In addition, banks are also required to observe certain statutory and regulatory exposure limits in respect of advances against or investments in shares, convertible debentures or bonds, units of equity-oriented mutual funds and all exposures to venture capital funds (VCFs).

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of a bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of a bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as of March 31 of the previous year. The infusion of Tier I or Tier II capital, either through domestic or overseas issuances, after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances and with the approval of their boards, consider increasing their exposure to an individual borrower or a borrower group by a further 5.0% of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to which specified oil bonds have been issued by the Government of India. Banks need to make appropriate disclosures in their annual financial statements in respect of exposures where they have exceeded the prudential exposure limits during the year.

Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (AFC), or NBFC-Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15%, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. Further, all banks may consider fixing internal limits for their aggregate exposure to all NBFCs combined.

Exposure includes credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstandings, whichever is higher, would be included when arriving at the exposure limit. However, in the case of fully-drawn term loans, where there is no scope for re-drawing of any portion of the sanctioned limit, banks may consider the outstanding as the exposure. For the purpose of exposure norms, banks shall compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the Current Exposure Method. While computing credit exposures, banks may exclude “sold options”, provided that the entire premium or fee or any other form of income is received or realized.

Credit exposure comprises the following elements:

•	all types of funded and non-funded credit limits; and

•	facilities extended by way of equipment leasing, hire purchase finance and factoring services.

Apart from limiting exposures to an individual or a group of borrowers, as indicated above, the RBI guidelines also require banks to consider fixing internal limits for aggregate commitments to specific sectors, so that their exposures are evenly spread across various sectors. These limits are subject to a periodic review by banks.

In August 2016, the RBI has issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aims to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off level to tap the market for their working capital and term loan needs. As per the circular, which is effective April 1, 2017 banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3% on such excess. Additional risk weight of 75 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund based credit limit (as described in the circular) of over Rs. 250 billion at any time during fiscal 2018; Rs. 150 billion at any time during fiscal 2019 and Rs. 100 billion at any time from April 1, 2019 onwards.

Large Exposures Framework

In December 2016, the RBI issued the Large Exposures Framework, which aims to align the exposure norms for Indian Banks with BCBS standards. The guidelines are required to be fully implemented by March 31, 2019. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base. Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI is required to be considered as eligible capital base for this purpose.

Regulations Relating to Capital Market Exposure Limits

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets (both fund and non-fund based) must not exceed 40.0% of its net worth (both for the stand-alone and the consolidated bank) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20.0% of its net worth (both for the stand-alone and the consolidated bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the fund assets of which are not exclusively invested in corporate debt;

•	advances against shares/bonds/debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds, i.e., where the primary security other than shares or convertible bonds or convertible debentures or units of equity oriented mutual funds does not fully secure the advances;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds;

•	financing to stockbrokers for margin trading;

•	all exposure to venture capital funds (both registered and unregistered); and

•	irrevocable payment commitments issued by custodian banks in favour of stock exchanges.

Regulations Relating to Other Loan Exposures

The RBI requires banks to have put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collateral to be considered, collateral cover and margins and credit authorization. The RBI has also permitted banks to extend financial assistance to Indian companies for the acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investments. Banks are not however permitted to provide companies “acquisition finance” to acquire companies in India.

Limits on intra group transactions and exposures

In February 2014, the RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group will be capped at 5% of its paid-in capital and reserves and its exposure to a regulated financial services company in its group will be capped at 10% of its paid-in capital and reserves. In the event a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, that bank was required to bring the exposure within the limits by no later than March 31, 2016. Any exposure beyond the permissible limits subsequent to March 31, 2016 is deducted from CET-I capital of the bank.

Regulation Relating to Country Risk Management

The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1 per cent. or more of their total assets and no provision is maintained on such country exposure. The countries are categorized into seven risk categories; namely, insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 per cent. to 100 per cent. Banks may maintain a lower level of provisioning of 25 per cent of the requirement in respect of exposures with a contractual maturity of less than 180 days.

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth as of March 31 of the previous year. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0% of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status are either risk weighted or deducted from the investee bank’s capital, for capital adequacy purposes, depending upon the extent of investment as prescribed by the RBI under the Basel III capital regulations.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies or reconstruction companies set up under the SARFAESI Act and registered with the RBI. Investments in security receipts issued by securitization companies or reconstruction companies registered with the RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10% for unlisted non-SLR securities.

The total investment by banks in liquid/short-term debt schemes (by whatever name called) of mutual funds with a weighted average maturity of the portfolio of not more than one year, will be subject to a prudential cap of 10% of their net worth as on March 31 of the previous year. The weighted average maturity would be calculated as average of the remaining period of maturity of securities weighted by the sums invested.

Non-Performing Investments

The RBI has defined non-performing investments as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares non-performing investments. If any credit facility availed of by the issuer is a NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as a Non-Performing Investment (“NPI”) and vice versa. However, if only preference shares have been classified as a NPI, the investment in any of the other performing securities issued by the same issuer may not be classified as a NPI and any performing credit given to that borrower need not be treated as a NPA.

Restrictions on Investments in a Single Company

In terms of Section 19(2) of the Banking Regulation Act, no banking company may hold shares in any company except as provided in sub-section (1) of that Act, whether as pledgee, mortgagee or absolute owner of an amount exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is lower. Further, in terms of Section 19(3) of the Banking Regulation Act, banks must not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which the managing director, any other director or manager of the bank is in any manner concerned or interested.

Limit on Transactions through Individual Brokers

Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker during a year. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-yearly basis of such occurrences. These guidelines are not applicable to banks’ dealings through Primary Dealers.

Tri-Party Repo Directions

On August 10, 2017, the RBI issued the Tri-Party Repo (Reserve Bank) Directions, 2017 (“TriParty Repo Directions”). These Tri-Party Repo Directions pertain to guidelines on eligibility, trading, documenting/reporting and settling of repo and reverse repo contracts where a third party (a “Tri-Party Agent”) acts as an intermediary between the borrower and the lender to the repo/reverse repo, to facilitate services like collateral selection, payment and settlement, custody and management during the life of the transaction. On August 2, 2017, the RBI reduced the repo rates under the Liquidity Adjustment Facility (“LAF”) by 25 basis points from 6.25 per cent to 6.0 per cent, and the reverse repo rate to 5.75 per cent with immediate effect. However, on June 6, 2018, the RBI increased the repo rates under the LAF by 25 basis points back to 6.25 per cent, and the reverse repo rate to 6.0 per cent.

Valuation of Investments

The RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•	Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” Banks must decide the category of investment at the time of acquisition.

•	Held to maturity (“HTM”) investments compulsorily include (i) recapitalization bonds received from the Government, (ii) investments in subsidiaries and joint ventures, and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of total investments. Banks are permitted to exceed the limit of 25.0% of investments for the held to maturity category provided the excess is comprised only of investments eligible for statutory liquidity ratio and the aggregate of such investments in the held to maturity category does not exceed a specified percentage of the prescribed demand and time liabilities.

•	Profit on the sale of investments in the HTM category is appropriated to the capital reserve account after being recognized in the profit and loss account. Loss on any sale is recognized in the profit and loss account.

•	Investments under the held for trading category must be sold within 90 days.

•

Available for sale and held for trading securities are required to be valued at market or fair value at prescribed intervals. The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the income statement.

•	Shifting of investments from or to HTM is generally not allowed. However, it is permitted only under exceptional circumstances with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done, subject to depreciation, if any, applicable on the date of transfer, with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

The one-time transfer of securities to/from HTM category with the approval of board of directors is permitted to be undertaken by banks at the beginning of the accounting year. Additionally, in order to enable banks to shift their excess SLR securities and direct sale from the HTM category to AFS/HFT for the purposes of complying with the existing SLR requirements, the RBI by way of a circular dated October 4, 2017, permitted such shifting as per specified timelines in addition to the shifting permitted at the beginning of the accounting year. Furthermore, such additional shifting of securities explicitly permitted by the RBI from time to time, direct sales from HTM for bringing down SLR holdings in HTM category, sales to the RBI under pre-announced OMO auctions and repurchase of Government securities by the Government of India from banks will be excluded from the 5 per cent. cap prescribed for value of sales and transfers of securities to/from HTM category under para 2.3(ii) of the master circular on “Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks”.

HTM securities are not marked to market and are carried at acquisition cost. Any premium on acquisition of held to maturity securities is amortized.

Depreciation or appreciation for each basket within the available for sale categories is aggregated. While net depreciation is provided for, net appreciation in each basket, if any, is not recognized except to the extent of depreciation already provided.

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies are valued at the lower of redemption value of the security receipts or the net book value of the underlying financial asset.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except short selling of central government securities subject to stipulated conditions. The RBI has permitted scheduled commercial banks to undertake short sales of central government securities, subject to the short position being covered within a maximum period of three months, including the day of trade. The short positions must be covered only by an outright purchase of an equivalent amount of the same security or through a long position in the when issued market or allotment in primary auction.

In February 2015, the RBI permitted re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to conditions prescribed by the RBI.

In September 2014, scheduled commercial banks and primary dealers or bond houses were permitted to execute the sale leg of short sale transactions in relation to government securities in the over the counter market. In its circular dated October 29, 2015, the RBI has allowed custodians and banks to short-sell in the government bond market with primary members or individual bank customers, who invest through lenders.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. From April 1, 2010, payment of interest on a savings account deposit is calculated on a daily product basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. With effect from October 25, 2011, the RBI permitted banks to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

•	each bank will have to offer a uniform interest rate on savings bank deposits up to Rs. 0.1 million, irrespective of the amount in the account within this limit. While calculating interest on such deposits, banks are required to apply the uniform rate set by them on end-of-day balance up to Rs. 0.1 million; and

•	for any end-of-day savings bank deposits over Rs. 0.1 million a bank may provide differential rates of interest, if it so chooses, by ensuring that it does not discriminate in interest paid on such deposits, between one deposit and another of similar amount, accepted on the same date, at any of its offices.

With effect from December 16, 2011, the RBI also permitted banks the flexibility to offer varying rates of interest on Non-Resident (External) (“NRE”) and Non-Resident (Ordinary) (“NRO”) deposit accounts. However, banks are not permitted to offer rates of interest on NRE or NRO deposit accounts that are higher than those offered on domestic rupee deposit accounts of the same tenor and maturity.

Previously, banks were required to pay interest of 4.0% per annum on domestic savings deposits, rupee-denominated NRE Accounts Scheme and NRO Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0% over the interest payable on deposits from the public.

The RBI has prescribed minimum and maximum maturity thresholds for certain types of deposits.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic term deposits of the same maturity based on the size of these deposits, subject to the following conditions:

•	a single term deposit is of Rs. 10.0 million (increased from Rs. 1.5 million with effect from April 1, 2013) and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

In April 2015, the RBI has permitted banks to offer differential interest rates based on whether the term deposits are with or without-premature-withdrawal-facility, subject to the following guidelines:

•	All term deposits of individuals (held singly or jointly) of Rs. 1.5 million and below should, necessarily, have premature withdrawal facility.

•	For all term deposits other than mentioned above, banks can offer deposits without the option of premature withdrawal as well. However, banks that offer such term deposits should ensure that the customers are given the option to choose between term deposits either with or without premature withdrawal facility.

•	Banks should disclose in advance the schedule of interest rates payable on deposits i.e. all deposits mobilized by banks should be strictly in conformity with the published schedule.

•	The banks should have a board approved policy with regard to interest rates on deposits including deposits with differential rates of interest and ensure that the interest rates offered are reasonable, consistent, transparent and available for supervisory review/scrutiny as and when required.

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all.

On March 3, 2016, the RBI issued the Master Direction on Interest Rates on Deposits. The master direction is applicable to all Scheduled Commercial Banks accepting deposits in rupee and foreign currency. This master direction consolidates instructions on rules and regulations framed by the RBI under various acts including banking issues and foreign exchange transactions.

On July 6, 2017, the RBI released guidelines titled ‘Customer Protection – Limiting Liability of Customers in Unauthorised Electronic Banking Transactions’, for customer protection by limiting the liability of customers in unauthorized electronic banking transactions. Under these guidelines, banks have been directed to (i) put in place appropriate internal control systems and procedures to ensure safety and security of electronic banking transactions carried out by customers; and (ii) facilitate ease of reporting and monitoring of unauthorized transactions by customers to banks. Further, indicators have been identified by the RBI to banks on situations where liability may or may not be accorded to the customers in case of unauthorized transactions, and the limits on and timelines for such liability of customers for third party breaches.

FCNR (B) Deposits

The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency Non-resident (Bank) (“FCNR(B)”) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by (i) interest accruing on the account (ii) interest on investment, (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account, (iv) transferring funds from other NRE/FCNR(B) accounts, or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions.

As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a U.S. dollar-rupee swap window for fresh FCNR(B) dollar funds, mobilized for a minimum tenor of three years and over. Under the swap arrangement, a bank could sell U.S. dollars in multiples of US$ 1 million to RBI and simultaneously agree to buy the same amount of U.S. dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5% per annum. The swap window was open till November 30, 2013.

In August 2013, the RBI exempted the FCNR(B)/NRE deposits raised by banks during a specified period having maturity of three years and above from maintenance of CRR and SLR. The RBI also permitted exclusion of loans made in India against these FCNR(B)/NRE deposits from the ANBC computation for priority sector lending targets. The exemption granted on incremental FCNR(B)/NRE deposits from maintenance of CRR/SLR was withdrawn with effect from fortnight beginning March 8, 2014.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the RBI. Banks are required to pay the insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Demonetization measures

On November 8, 2016, the Government of India announced its decision for existing bank notes of Rs. 500 and Rs. 1000 denominations of the then existing series issued by the RBI to no longer be valid. Citizens were to return all such bank notes to banks as they could no longer be used for transactions or exchange purposes with effect from November 9, 2016. New bank notes of denominations of Rs. 500 and Rs. 2000 were introduced to replace the old notes. Limits for the exchange of demonetized notes and withdrawal of new notes were specified which were subsequently lifted.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The RBI has issued several guidelines on customer identification and monitoring of transactions. Banks have been advised to put in place systems and procedures to control financial frauds, identify money laundering and suspicious activities, and monitor high value cash transactions. The RBI has also issued guidelines from time to time advising banks to be vigilant while opening accounts for new customers to prevent misuse of the banking system for perpetration of frauds.

Banks have been advised to ensure that a proper policy framework on KYC and AML measures duly approved by the board of directors or regulated entities (as specified in the guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia , include procedures/process in relation to (a) customer acceptance policy; (b) customer identification procedures; (c) monitoring of transactions; and (d) risk management.

RBI guidelines require that a profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity. Prevention of Money Laundering Rules, 2005 require every banking company, and financial institution, as the case may be, to identify the beneficial owner and take all reasonable steps to verify his identity. The term “beneficial owner” has been defined as the natural person who ultimately owns or controls a client and/or the person on whose behalf the transaction is being conducted, including a person who exercises ultimate effective control over a judicial person. The procedure for identification of the beneficial owner has been specified by the Government of India in the Prevention of Money Laundering Rules, 2005 and the regulations prescribed by the RBI from time to time.

The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a financial year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million.

In addition to keeping customer information confidential, banks must ensure that only information relevant to the perceived risk is collected and that the same is not intrusive in nature. Apart from addressing this concern the guidelines set out in detail the framework to be adopted by banks as regards their customer dealings and are directed towards prevention of financial frauds and money laundering transactions.

In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the “PML Act”) which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated on April 20, 2018. Separate guidelines were also issued by the RBI on July 20, 2017 on detection, reporting, monitoring and impounding of counterfeit notes by banks in India.

The PML Act and the rules relating thereto require that banking companies, financial institutions and intermediaries (together, Institutions) to maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (the “FIU”). Banks are required to report to the FIU:

(a)	all cash transactions with a value of more than Rs. 1 million or an equivalent in foreign currency;

(b)	all series of cash transactions integrally connected to each other which have been valued below Rs. 1 million or an equivalent in foreign currency where such series of transactions have taken place within a month and the aggregate value of such transactions exceeds Rs. 1 million;

(c)	all transactions involving receipts by non-profit organizations with a value of more than Rs. 1 million or an equivalent in foreign currency;

(d)	all cash transactions in which forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction; and

(e)	all other suspicious transactions whether or not made in cash and by such other ways as mentioned in the Rules.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its net demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(a)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act, 1934;

(b)	credit balances in Asian Clearing Union (US$) Accounts; and

(c)	demand and time liabilities in respect of the banks Offshore Banking Units.

The CRR requirement as of March 31, 2018 was 4.0% of the prescribed net demand and time liabilities of the bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0% of the requirement to 95.0%. In April 2016, the RBI further reduced this requirement to 90%, with effect from the fortnight beginning April 16, 2016.

In November 2016, the government of India undertook demonetization of high denomination notes of Rs. 500 and Rs. 1000. On November 26, 2016 on a review of the liquidity conditions after the withdrawal of legal tender status of Rs. 500 and Rs.1000 denominations of bank notes, the RBI directed all scheduled commercial banks to maintain an incremental cash reserve ratio (CRR) of 100% on the increase in their net demand and time liabilities (NDTL) between September 16, 2016 and November 11, 2016. This requirement was withdrawn by the RBI effective from fortnight beginning December 10, 2016.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and is currently 19.50%. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Revisions in Constitution of Bank Assets

The capital regulations with respect to Liquidity Standards under the Basel III framework (LCR, Liquidity Risk Monitoring Tools and LCR Disclosure Standards) were revised by the RBI by way of a circular dated August 2, 2017 to re-define the “Level 1” of bank assets as comprising of the following:

i.	Cash including cash reserves in excess of required CRR.

ii.	For banks incorporated in India,

•	Reserves held with foreign Central Banks in excess of the reserve requirement, where a foreign sovereign has been assigned a 0 per cent. risk weight as per rating by an international rating agency.

•	Reserves held with foreign Central Banks in excess of the reserve requirement, to the extent these balances cover the bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned a non-0 per cent. risk weight as per rating by an international rating agency, but a 0 per cent. risk weight has been assigned at national discretion under Basel II Framework.

iii.	Government securities in excess of the minimum SLR requirement.

iv.	Within the mandatory SLR requirement, Government securities to the extent allowed by the RBI, under Marginal Standing Facility (MSF).

v.	Marketable securities issued or guaranteed by foreign sovereigns satisfying all the following conditions:

(a)	assigned a 0 per cent. risk weight under the Basel II standardized approach for credit risk;

(b)	traded in large, deep and active repo or cash markets characterized by a low level of concentration; and proven record as a reliable source of liquidity in the markets (repo or sale) even during stressed market conditions; and

(c)	not issued by a bank/financial institution/NBFC or any of its affiliated entities.

The LCR requirement has been binding on all banks since 1 January 2015. The current prescribed LCR level since January 1, 2018 is 90% and will be at the prescribed level of 100% by January 1, 2019.

Net stable funding ratio

Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. The RBI has published final guidelines on NSFR on May 17, 2018, to be implemented from a date to be communicated in due course, from which date they will be binding on banks. Until then, banks will have to comply with Basel III on a “best efforts” basis.

Regulations on Asset Liability Management

Since 1999, the RBI has issued several guidelines relating to asset-liability management (“ALM”) in banks in India. The RBI guidelines cover, inter alia, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for 1 day, 2-7 days, 8-14 days and 15-28 days set at 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to RBI, as specified in these guidelines.

The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods, i.e. TGA and Duration Gap Analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

Further, RBI guidelines on stress testing issued in 2007 has reinforced stress testing as an integral part of a bank’s risk management process, the results of which are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the bank. In December 2013, the RBI specified the minimum level of stress testing to be carried out by all banks.

In November 2012, the RBI issued enhanced guidelines on liquidity risk management by banks. These guidelines consolidate various instructions on liquidity risk management that the RBI had issued from time to time, and where appropriate, harmonize and enhance these instructions in line with the principles for sound liquidity risk management and supervision issued by the BCBS. The RBI’s guidelines require banks to establish a sound process for identifying, measuring, monitoring and controlling liquidity risk, including a robust framework for comprehensively projecting cash flows arising from assets, liabilities and off-balance sheet items over an appropriate time horizon. The key items covered under these guidelines include: (i) governance of liquidity risk management including liquidity risk management policy, strategies and practices and liquidity risk tolerance; (ii) management of liquidity risk, including identification, measurement and monitoring of liquidity risk; (iii) collateral position management; (iv) intra-day liquidity position management; and (v) stress testing.

In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30 calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100% is being implemented in a phased manner over a period of four years, with a minimum requirement of 60% effective January 1, 2015.

Foreign Currency Dealership

The RBI has granted us a full-fledged Authorized Dealers’ License to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to: engage in foreign exchange transactions in all currencies; open and maintain foreign currency accounts abroad; raise foreign currency and rupee-denominated deposits from non-resident Indians; grant foreign currency loans to on-shore and off-shore corporations; open documentary credits; grant import and export loans; handle collection of bills and funds transfer services; issue foreign currency guarantees; and enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents and as permitted under the provisions of the Banking Regulation Act.

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999 (Foreign Exchange Management Act). As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to the foreign exchange business in India.

The RBI from time to time has simplified the reporting requirements for holdings of and dealings in all foreign currencies by authorized dealers like the Bank; the last such rationalization was made by the RBI by way of a circular dated August 10, 2017.

Simplified hedging facility guidelines were issued by the RBI by way of a circular dated November 9, 2017, to simplify the process for hedging exchange rate risk by reducing documentation requirements, avoiding prescriptive stipulations regarding products, purpose and hedging flexibility, and to encourage a more dynamic and efficient hedging culture. These guidelines stipulate operational mechanism and guidelines for resident and non-resident entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any Over the Counter (“OTC”) derivative or Exchange Traded Currency Derivative (ETCD) permitted under the Foreign Exchange Management Act, 1999 (“FEMA”). Additionally, different facilities have been provided for hedging trade exposures (i.e. currency risks arising out of genuine trade transactions involving exports from and imports to India), invoiced in Indian Rupees in India, by way of the RBI Circular dated October 12, 2017.

We are required to determine our limits on open positions and maturity gaps in accordance with RBI guidelines and within limits approved by the RBI. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Setting Up Wholly Owned Subsidiaries by Foreign Banks

In November 2013, the RBI released its framework for establishing wholly owned subsidiaries of foreign banks in India, which aims to tighten regulatory control and encourage foreign banks to convert their existing branches into wholly owned subsidiaries.

Key features of the framework include:

•	requiring certain foreign banks, including banks with complex structures and banks belonging to jurisdictions which: (i) do not have adequate disclosure requirements; or (ii) have legislation which give preferential treatment to deposits of the home country in a winding up proceeding, to set up a wholly owned subsidiary in order to enter the Indian market;

•	permitting foreign banks which do not fall under the above categories to either set up a branch office or a wholly owned subsidiary;

•	offering near national treatment to wholly owned subsidiaries of foreign banks, subject to certain conditions;

•	requiring newly incorporated wholly owned subsidiaries to have an initial minimum paid-up voting equity capital of 5 billion rupees. In the case of existing branches of foreign banks which wish to convert into a wholly owned subsidiary, it must have a minimum net worth of 5 billion rupees;

•	requiring at least 50% of the board of directors of wholly owned subsidiaries to be Indian nationals, non-resident Indians or persons of Indian origin; and

•	mandating that wholly owned subsidiaries comply with the priority sector lending requirements applicable to domestic commercial banks.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All banks are required to monitor the transactions in all non-resident accounts to prevent money laundering. These transactions are governed by the provisions of the Foreign Exchange Management Act, and the PML Act.

In terms of the guidelines prescribed by the RBI (last updated on November 9, 2017) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 100.0% of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

The following borrowings would continue to be outside the above limit:

1.	overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by the RBI;

2.	capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency;

3.	subordinated debt placed by head offices of foreign banks with their branches in India as Tier II capital; and

4.	any other overseas borrowing with the specific approval of the RBI.

Under the Inter-Bank Dealings Guidelines, AD category – I banks are permitted to borrow from international/multilateral FIs without approaching the RBI on a case-by-case approval. Such FIs shall include: (i) international/multilateral FIs of which the Government is a shareholding member; (ii) FIs which have been established by more than one government; or (iii) FIs which have shareholding by more than one government and other international organizations. However, all such borrowings should be for the purpose of general banking business and not for capital augmentation.

Cyber Security Frameworks in Banks

In its circular dated June 2, 2016, the RBI directed banks to formulate a cyber security policy duly approved by their board of directors by September 30, 2016, to combat cyber threats. This policy is required to be distinct from banks’ broader information technology/information security policy.

Special Provisions of the Banking Regulation Act

Prohibited Business

Section 6 of the Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0% of the profits of each year before any dividend is declared. Banks are required to take prior approval from the RBI before appropriating any amount from the reserve fund or any other free reserves. The Government may, on the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund.

Restrictions on Payment of Dividends

The Banking Regulation Act requires that a bank pay dividends on its shares only after all of its capital expenses (including preliminary expenses, organization expenses, share selling commissions, brokerage on public offerings, amounts of losses and any other items of expenditure not represented by tangible assets) have been completely written off. The Government may exempt banks from this provision by issuing a notification on the recommendation of the RBI.

Banks that comply with the following prudential requirements are eligible to declare dividends:

•	capital adequacy ratio must be at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend;

•	net non-performing assets must be less than 7.0% of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0% for the fiscal year for which it proposes to declare a dividend it would be eligible to declare a dividend if its net non-performing asset ratio is less than 5%;

•	the bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;

•	the bank has complied with the prevailing regulations/guidelines issued by the RBI, including creating adequate provisions for the impairment of assets and staff retirement benefits and the transfer of profits to statutory reserves;

•	dividends should be payable out of the current year’s profits; and

•	the RBI has not placed any explicit restrictions on the bank for declarations of dividends.

Banks which comply with the above prudential requirements can pay dividends subject to compliance with the following conditions:

•	the dividend payout ratio (calculated as a percentage of “dividends payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40.0%. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of the dividend payout ratio; and

•	if the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.

In case the profit for the relevant periods includes any extra-ordinary profits/income, the payout ratio shall be computed after excluding such extra-ordinary items for compliance with the prudential payout ratio.

In addition to the above, the master circular on “Basel III Capital Regulations” as amended and updated from time to time, also regulates the distribution of dividends by banks. The circular provides that the dividend distribution can be made by a bank only through the current year’s profit. It also requires the banks to maintain a capital conservation buffer outside the period of stress which can be drawn down if losses are incurred during a stressed period. One of the ways in which the banks can build the capital conservation buffer is by reducing the dividend payments. In case of shortfall in the prescribed capital conservation buffer, dividend payment restrictions would be imposed on the banks as per the conditions of the Basel III regulations. The circular further provides that perpetual non-cumulative preference shares and perpetual debt instruments issued by a bank for inclusion in the additional Tier I capital of the bank, may have a dividend stopper arrangement to stop dividend payments on common shares in the event the holders of additional Tier I instruments are not paid dividend or coupon.

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia , permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0% to 26.0% in a phased manner. The RBI has issued the Ownership in Private Sector Banks, Directions, 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15%.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to banks, which are required to comply with the actions recommended in order to correct any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further, banks are required to keep the inspection report confidential as per the instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

The RBI also conducts periodic on-site inspections of matters relating to the bank’s capital, asset quality, management, earnings, liquidity and systems and controls on an annual basis. We have been subjected to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the findings of the inspection with our management team along with members of the Audit Committee of our Board.

The RBI also conducts on-site supervision of selected branches of banks with respect to their general operations and foreign exchange related transactions.

The existing supervisory framework has been modified towards establishing a risk based supervision framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need-based on-site inspection. We have been subject to supervision under this framework with effect from fiscal 2014.

Penalties

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

In March 2013, there were certain allegations published in the media against us and other banks in the private sector. We investigated, as a matter of priority, if any breach of the KYC and AML guidelines specified by the RBI had occurred. The RBI also conducted a scrutiny of our books of accounts, internal control, compliance systems and processes during March and April 2013. The scrutiny did not reveal any incident of money laundering. However, the RBI discovered certain irregularities and violations, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 and non-submission of proper information required by the RBI. Based on its assessment, the RBI imposed on us a monetary penalty of Rs. 45 million in June 2013, which we paid. A press release dated July 15, 2013 issued by the RBI states that a similar scrutiny was also conducted at the offices of 29 other banks during April 2013. The RBI levied a penalty of Rs. 495.1 million on 22 of these banks and issued cautionary letters to seven banks.

Further, in this regard, the FIU, in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs. 2.6 million in favor of FIU. In June 2017, the appellate tribunal, dismissed the penalty levied by the FIU and observed that in accordance with the provisions of the section 13(2)(a) of the PMLA, 2002 a warning was required to be given to the Bank, and that the prescribed matter did not fall within section 13(2)(d) of the PMLA, 2002 (pursuant to which a monetary penalty can be imposed on failure to comply with certain obligations under the PMLA, 2002) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released forthwith.

During fiscal 2014, the RBI carried out a scrutiny of a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. The RBI issued show cause notices to these banks in March 2014. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us, which has been paid, was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on Lending under Consortium Arrangement/Multiple Banking Arrangements.

In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us notified to us through its letter dated July 19,

2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/AML guidelines in this respect. We have implemented a comprehensive corrective action plan, to strengthen our internal control mechanisms so as to ensure that such incidents do not recur. See “ Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm .”

By way of a circular dated October 12, 2017, the RBI specifically levied penal interest for delayed reporting/ wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest is to inculcate discipline among banks so as to ensure prompt/correct reporting, and so that pleas by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR. On similar lines, by way of an additional circular dated October 12, 2017, the RBI revised the scheme of penalties for bank branches based on performance in rendering customer service to the members of public, to ensure that all bank branches provide better customer service to members of public with regard to exchange of notes and coins.

Assets to be maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn on/in India and the RBI approved securities, even if the bills and the securities are held outside India) are not less than 75% of its demand and time liabilities in India.

Secrecy Obligations

Banks’ obligations relating to maintaining secrecy arise out of regulatory prescription and also common law principles governing the relationship between them and their customers. Banks cannot disclose any information to third parties except under certain limited and clearly defined circumstances as detailed in the guidelines issued by the RBI.

Subsidiaries and Other Investments

Banks require the prior permission of the RBI to incorporate a subsidiary. Banks are required to maintain an “arms-length” relationship in respect of their subsidiaries and are prohibited from taking actions such as taking undue advantage in borrowing or lending funds, transferring or selling or buying securities at rates other than market rates, giving special consideration for securities transactions, overindulgence in supporting or financing subsidiaries and financing its clients through them when it itself is not able or not permitted to do so. Banks and their subsidiaries have to observe the prudential standards stipulated by the RBI, from time to time, in respect of their underwriting commitments.

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0% of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10% of the investee company’s paid up share capital or 10% of the bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20% of the bank’s paid-up share capital and reserves.

Introduction of Legal Entity Identifier for Large Corporate Borrowers

Pursuant to the Statement on Developmental and Regulatory Policies dated November 2, 2017, the RBI decided to introduce the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund based and non-fund based exposure of Rs. 5 crore and above in a phased manner (and for their parent entity, as well as all subsidiaries and associates). The LEI is a 20-digit unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain LEI as per the schedule are not to be granted renewal/enhancement of credit facilities. A separate roadmap for borrowers having exposure between Rs. 5 crore and up to Rs. 50 crore has also been announced to be issued by RBI.

Guidelines for Merger/Amalgamation of Private Sector Banks

The RBI issued detailed guidelines in May 2005 on the merger or amalgamation of private sector banks and for the amalgamation of a NBFC with a banking company. The guidelines lay down the process for a merger proposal, the determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the merger process.

In April 2016, the RBI issued the Reserve Bank of India (Amalgamation of Private Sector Banks) Directions, 2016. The new directions are substantially the same as the 2005 guidelines mentioned above.

Appointment and Remuneration of the Chairman, the Managing Director and Other Directors

Banks require the prior approval of the RBI to appoint their Chairman and Managing Director and any other directors and to fix their remuneration. The RBI is empowered to remove the appointee on the grounds of public interest or the interest of depositors or to ensure the proper management of the bank. Further, the RBI may order meetings of the board of directors of banks to discuss any matter in relation to the bank, appoint observers to these meetings and in general may make changes to the management as it may deem necessary and can also order the convening of a general meeting of the company to elect new directors.

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2012-2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis. In June 2015, the RBI issued guidelines for compensation of non-executive directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive Chairman) in accordance with the Companies Act, 2013. The policy may provide for payment of compensation in the form of profit related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.

Regulations and Guidelines of the SEBI

SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI and the functions, responsibilities and the code of conduct applicable for each of these activities.

In June 2017, SEBI constituted a committee under the chairmanship of Mr. Uday Kotak (the “Kotak Committee”), to consult on corporate governance. The Kotak Committee recommended amendments to regulations in order to better align Indian corporate governance norms with global best practices. SEBI in its board meeting on March 28, 2018 accepted most of these recommendations.

Foreign Ownership Restriction

Aggregate foreign investment from all sources, in a private sector bank is permitted up to 49% of the paid up capital under the automatic route. This limit can be increased up to 74% of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015 from the erstwhile FIPB and letter dated June 25, 2018 from the Department of Financial Services, Ministry of Finance, Government of India, the Bank has received approval for foreign investment in the Bank up to 74% of its paid up capital. See “Risk Factors—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.” On February 16, 2017, the RBI lifted the restriction on the purchase of the equity shares of the Bank by foreign investors, since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74%. The RBI notified by press release on February 17, 2017 and by separate letter to us dated February 28, 2017 that the aggregate foreign shareholding in the Bank crossed the said limit of 74%. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI has also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. The Bank has accordingly filed its reply with SEBI and there has been no further communication from SEBI in that respect. As of March 31, 2018, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.62% of the paid-up capital of the Bank

On May 24, 2017, the Government announced its approval to phase out of the FIPB. It is proposed that administrative ministries or departments be allowed to process applications for FDI requiring government approval in consultation with the Department of Industrial Policy and Promotion (“DIPP”), which will also issue the Standard Operating Procedure (“SOP”) for processing of applications and the decision of the Government under the extant FDI policy.

The aggregate shareholding by foreign private investors/foreign institutional investors under portfolio investment schemes through stock exchanges may not exceed 49.0% of our paid-up equity share capital and individual shareholding of an FPI/FII must be below 10% of our paid-up equity share capital. Further, as per the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0% or more of our paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening branches or through wholly owned subsidiaries but not both.

Moratorium, Reconstruction and Amalgamation of Banks

A bank can apply to the high court for the suspension of its business. The high court, after considering the application of the bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. During such period of moratorium, if the RBI is satisfied that it is: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, it may prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (Special Provisions) Act, 1985 (the “SICA”), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (the “DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames have been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies to the Board for Industrial and Financial Reconstruction (the “BIFR”). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003 (the “SICA Repeal Act”). The Ministry of Finance has notified the SICA Repeal Act, and section 4(b) of the SICA Repeal Act came into force on December 1, 2016. Consequently, the SICA stands repealed and the BIFR and Appellate Authority for Industrial and Financial Reconstruction (“AAIFR”) have been dissolved.

The SARFAESI Act focuses on improving the rights and simplifying the procedures for enforcement of security interest of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the SARFAESI Act. It also provides the legal framework for the securitization and reconstruction of financial assets.

The Insolvency and Bankruptcy Code, 2016

Banks, as creditors, will benefit from the Insolvency and Bankruptcy Code, 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, 2013, the SARFAESI Act and the Recovery of Debts Due to Banks and Financial Institutions Act, 1993. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor, or (ii) when the 180-day time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

On June 13, 2017, the RBI announced the constitution of an Internal Advisory Committee (the “IAC”) to focus on large stressed accounts. The IAC recommended 12 accounts totaling to approximately 25% of the current gross NPAs of the banking system for immediate reference under the Insolvency and Bankruptcy Code.

The Banking Regulation (Amendment) Act 2017

The Government of India has recently promulgated the Banking Regulation (Amendment) Act, 2017, which is deemed to have come into force on May 5, 2017. This amendment inserts two new sections in the Banking Regulation Act, 1949. The sections enable the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI has also been empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.

Credit Information Bureau

The Parliament of India has enacted the Credit Information Companies (Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the RBI specifies may access such disclosed credit information.

Regulations governing international branches and representative offices

We have overseas banking branches in Bahrain, Hong Kong and the Dubai International Financial Centre (“DIFC”). We have one representative office each in Dubai-UAE, Abu Dhabi-UAE and Nairobi-Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions. In August 2014, we opened a branch in the DIFC to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities cater to the requirements of non-resident Indians and Indian corporates overseas. The branch is regulated by the Dubai Financial Services Authority.

Our representative offices in Dubai and Abu Dhabi, UAE are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya is regulated by the Central Bank of Kenya.

In June 2017, we opened a branch at the International Financial Service Centre at GIFT City in Gandhinagar, Gujarat, India. This branch is considered a foreign branch by RBI, and offers products such as trade credits, foreign currency term loans (including external commercial borrowings) and derivatives to hedge loans.

TAXATION

Indian Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (the “Indian Income Tax Act”) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as a capital asset as per Indian Income Tax Act, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to be a non-resident when income by way of dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER INVESTMENT IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Indian Income Tax Act.

Taxation of Distributions

Indian companies distributing dividends are subject to a dividend distribution tax. We are required to pay a dividend distribution tax currently at the rate of 20.56% (including applicable surcharge and education cess) on the total amount distributed or declared or paid as a dividend. Under Section 10(34) of the Indian Income Tax Act, income by way of dividends referred to in Section 115-O received on our shares are exempt from income tax in the hands of shareholders. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs and to ADS holders in respect of the ADSs and dividends distributed to the holders of the equity shares following conversion of the ADSs will not be taxable in India in the hands of holders.

This exemption on taxation of dividends under Section 10(34) is now subject to provisions of Section 115BBDA. Section 115BBDA applies to specified assessees resident in India, i.e., persons other than domestic companies, funds, universities, trusts, institutions, other entities referred to in clauses (iv), (v), (vi) and (via) of Section 10(23C) or a trust or institution registered under Section 12A or Section 12AA. Section 115BBDA provides that where income of such assessee resident in India includes any income in aggregate exceeding Rupees ten lakhs, income tax shall be payable on such dividend which is in excess of Rupees ten lakhs.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, Rights) made with respect to ADSs or equity shares should not be subject to Indian tax provided that there is no disproportionate or non-uniform allotment.

Taxation of Capital Gains in Relation to ADSs

The taxation of capital gains resulting from a sale or other disposition of ADSs or equity shares is set forth below.

Transfer of ADSs between non-residents

The transfer of ADSs by a non-resident to another non-resident outside India is covered under Section 115AC of the Indian Income Tax Act. However, pursuant to a specific exemption under Section 47(viia) of the Indian Income Tax Act, this is not considered a “transfer” and therefore is not liable to capital gains tax in India.

Conversion of ADSs into Equity Shares

The receipt of equity shares by a non-resident upon conversion of ADSs should not constitute a taxable event for Indian income tax purposes as per the provisions of Section 47(xa) of the Indian Income Tax Act.

Sale of Equity Shares Received Upon Conversion of ADSs

The Finance Act has withdrawn the exemption previously granted to gains arising from transfers of long-term capital assets that are equity shares listed on a recognized stock exchange. To tax such gains, a new Section 112A has been inserted under the Finance Act, 2018. The period of holding of such equity share received in exchange for ADS, shall be computed from the date of redemption. Thus, if the period of holding of a non-resident holder exceeds 12 months, then capital gains derived from the sale of such share shall be regarded as a long term capital gains. If equity shares are received upon conversion of ADSs and the total period of holding is shorter than 12 months from the date of conversion, then the gains realized are considered short-term capital gains. If the sale is through a recognized stock exchange and securities transaction tax (“STT”) is paid in respect of such sale, such short-term gains are taxable at the rate of 15%, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act. In the event that no STT is paid because the sale is not through a recognized stock exchange, the short-term capital gain is subject to tax at variable rates with a maximum rate of 40% plus applicable surcharge and education cess.

Gains arising on account of transfer of a long-term capital asset that is an equity share listed on a recognized stock exchange are taxed at the rate of 10% plus applicable surcharge and education cess of such gains exceeding Rs.0.1 million. However, indexation and foreign exchange fluctuation benefits would not be available in such a case. Further, any long-term capital gain realized on the sale of equity shares other than on a stock exchange, will be subject to capital gains tax at the rate of 10% plus applicable surcharge and education cess.

In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, both the buyer and the seller are required to pay STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares. The seller of the shares is required to pay STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares, as would be the case with our equity shares.

For the purpose of computing capital gains tax on the sale of the equity shares, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs.

The provisions of the Double Taxation Avoidance Agreement (“DTAA”) entered into by the Government of India with the country of residence of the non-resident investor may be applicable to the extent they are more beneficial to the non-resident investor (Section 90(2)). The India-U.S. income tax treaty does not limit India’s ability to tax capital gains. However, the beneficial provision under Section 90(2) is subject to the provisions of GAAR under Chapter X-A.

Tax Deduction at Source for Non-Residents

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income, other than income from salaries or income under Sections 194LB, 194LC or 194LD, may be subject to withholding tax at the rate provided for under Indian Income Tax Act or under the provisions of the applicable DTAA (subject to Chapter X-A of the Act), whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per Section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of Section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20%, in accordance with Section 206AA of the Indian Income Tax Act.

Capital Losses

Losses arising from a transfer of a capital asset in India can generally only be set off against capital gains on transfer of another capital asset. Furthermore, a long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures.

Stamp Duty

There is no stamp duty on the sale or transfer of ADSs outside India.

Generally, the transfer of ordinary shares in physical form is subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty generally is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the depositary in exchange for ADSs representing such equity shares will not subject an investor to Indian stamp duty. We will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer.

Other Taxes

At present, there is no wealth tax, gift tax or inheritance tax which may apply to the ADSs or the underlying shares.

Material United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences relating to an investment in our ADSs or equity shares as of the date hereof. This summary is based on the Internal Revenue Code, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to investors who purchase ADSs or equity shares in this Offering and hold such ADSs or equity shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or certain other financial institutions;

•	U.S. investors whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	investors that hold our ADSs or equity shares as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly or constructively 10.0% or more of our total combined stock by vote or value.

Further, this summary does not address the alternative minimum tax consequences of an investment in our ADSs or equity shares, or the indirect consequences to owners of equity or partnership interests in entities that own our ADSs or equity shares. In addition, this summary does not address the U.S. estate, gift, state and local and non-U.S. tax consequences of an investment in our ADSs or equity shares.

You should consult your own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of purchasing, owning and disposing of our ADSs or equity shares in your particular circumstances.

Taxation of U.S. Holders

You are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of ADSs or equity shares and you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of our ADSs or equity shares that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership holds ADSs or equity shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our ADSs or equity shares should consult their own tax advisors.

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the owner of the equity shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A U.S. Holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS.

The U.S. government has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends that constitute qualified dividend income received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for qualified dividend income received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, as described below.

Distributions on ADSs or Equity Shares

The gross amount of cash distributions made by us to a U.S. Holder with respect to ADSs or equity shares generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder (or in the case of ADSs, the depositary) receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income.

Indian companies distributing dividends are subject to a dividend distribution tax and such dividend distributions are not taxable in the hands of the recipient. See “—Indian Taxation—Taxation of Distributions”. Indian dividend distribution tax, therefore, should not be treated as part of the gross amount of the dividend received by the U.S. Holder and should not be eligible for a credit or deduction against a U.S. Holder’s U.S. federal income taxes, as the dividend distribution tax is imposed on the company making the distribution and not on the U.S. Holder. Dividends paid on the ADSs or equity shares will generally be treated as “passive category” foreign-source income, which may be relevant to certain U.S. Holders in computing their foreign tax credit limitations.

If dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so we expect all dividends paid by us to be QDI for U.S. federal income tax purposes. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporate shareholders.

The amount of any cash distribution paid in Indian rupees will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of equity shares, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into U.S. dollars on the date received and it is expected that the depositary will in the ordinary course convert foreign currency received by it as distributions into U.S. dollars on the date of receipt. If the Indian rupees are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.

Sale or Exchange of ADSs or Equity Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year and will generally be U.S. source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Taxation—Sale of Equity Shares Received Upon Conversion of ADSs”, you may be subject to Indian tax upon the disposition of equity shares. In such circumstances and subject to applicable limitations, a U.S. Holder entitled to the benefits of the India-U.S. income tax treaty may be able to credit the Indian tax against the U.S. Holder’s U.S. federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares, the amount realized will be based upon the U.S. dollar value of the foreign currency received with respect to such equity shares as determined on the settlement date of such sale, exchange or other taxable disposition.

Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of ADSs or equity shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the Internal Revenue Service (the “IRS”). Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as U.S. source ordinary income or loss, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of ADSs or equity shares.

Medicare Tax

Certain U.S. Holders who are individuals, estates, or trusts are required to pay a 3.8% Medicare surtax on all or part of such holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or equity shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs or equity shares.

Passive Foreign Investment Company Rules

U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a PFIC for U.S. federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually and thus may be subject to change, based on an active banking exception, we do not believe that we are, nor do we expect to become, a PFIC. However, the matter is not free from doubt. We urge you to consult your own tax advisor regarding the potential application of the PFIC rules.

Information with Respect to Foreign Financial Assets

Individuals and certain entities who are U.S. Holders that own “specified foreign financial assets”, including stock of a non-U.S. corporation not held through a financial institution, with an aggregate value in excess of certain dollar thresholds may be required to file an information report with respect to such assets on IRS Form

8938 with their U.S. federal income tax returns. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Holders are encouraged to consult their tax advisors regarding the application of this reporting requirement to their ownership of our ADSs or equity shares.

Taxation of Non-U.S. Holders

Distributions on ADSs or Equity Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our ADSs or equity shares, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business for U.S. federal income tax purposes (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or fixed base maintained in the United States).

Sale or Exchange of ADSs or Equity Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of ADSs or equity shares unless:

•	such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or fixed base maintained in the United States); or

•	such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on ADSs or equity shares, and payments of the proceeds of a sale, exchange or other taxable disposition of ADSs or equity shares, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 24.0% unless the U.S. Holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding applies to such U.S. Holder.

Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such Non-U.S. Holders may be required to provide a certification to establish their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Holders generally will be allowed a credit of the amount of any backup withholding against their U.S. federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed such income tax liability by timely filing a refund claim with the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on FFIs and (b) potentially require such FFIs to deduct a 30.0% withholding tax from (i) certain payments from sources within the United States and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain FFIs that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. We (as well as relevant intermediaries such as custodians and depositary participants) are classified as FFIs for these purposes. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian financial institutions such as us are generally required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.

Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither we nor any other person will pay additional amounts as a result of the deduction or withholding.

UNDERWRITING

Subject to the terms and conditions contained in the underwriting agreement between us and each of the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters severally has agreed to purchase from us, the aggregate number of ADSs set forth opposite its name below.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BNP Paribas Securities Corp.
Goldman, Sachs & Co. LLC
Nomura Securities International, Inc.
UBS Securities LLC

Total

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the global coordinators and joint bookrunners, and BNP Paribas Securities Corp., Goldman, Sachs & Co. LLC, Nomura Securities International, Inc. and UBS Securities LLC are the joint bookrunners, for the Offering. The underwriting agreement provides that the obligations of the underwriters to purchase and pay for the ADSs offered by this prospectus supplement and the accompanying prospectus are subject to certain conditions precedent. The underwriters are committed to purchase all of the ADSs offered by this prospectus supplement and the accompanying prospectus if they purchase any such ADSs. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus supplement and the accompanying prospectus are subject to certain conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the Offering may be terminated.

The underwriters will initially offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of US$             per ADS. After the initial public offering, if all of the ADSs are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

The public offering price for the ADSs has been determined by us in consultation with the global coordinators and joint bookrunners by reference to the market prices for our equity shares and ADSs and other relevant factors.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the Offering.

Per ADS	US$
Total	US$

Our ADSs are quoted on the NYSE under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the NSE and the BSE.

We estimate that the expenses of the Offering, not including the underwriting discount, will be US$             million.

These expenses consist of the following:

•	an SEC registration fee of US$ ,

•	NYSE listing fee of US$ ,

•	estimated printing and engraving expenses of US$130,000,

•	estimated legal fees and expenses of US$1,150,000,

•	estimated accountants’ fees and expenses of US$190,000, and

•	estimated miscellaneous fees and expenses of US$150,000.

The underwriters reserve the right to withdraw, cancel or modify the Offering and to completely or partially reject any orders. In addition, the closing and settlement of this Offering is conditioned on the closing of the concurrent QIP and the availability of foreign investment headroom in the Bank. If the offering does not close, you will not receive any ADSs and will be refunded the purchase price that you provided to the underwriters. See “Risk Factors—Risks Relating to the Settlement of this Offering—The closing and settlement of this Offering is conditioned on the closing of the concurrent QIP and availability of foreign investment headroom in the Bank”.

In order to facilitate the Offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. In particular, the underwriters may over-allot, creating a situation where more ADSs are sold than are set forth on the cover page of this prospectus supplement, creating a short position. The underwriters can close out a short sale by purchasing the ADSs in the open market. In determining the source of ADSs, the underwriters will consider, among other things, the open market price of ADSs. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities may have the effect of preventing or impeding a decline in the market price of our ADSs. They may also cause the price of our ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and if the underwriters commence any of these transactions, they may discontinue them at any time.

Unless we have obtained the prior written consent of the global coordinators and joint bookrunners, we have agreed that we will not (and will not publicly announce any intention to), during the period commencing from the date of this prospectus supplement and ending 90 days after the date of this prospectus supplement (other than with respect to the QIP described herein), (1) directly or indirectly offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise transfer or dispose of, directly or indirectly, any ADSs, ADRs, equity shares or any other securities convertible into or exercisable or exchangeable for ADSs, ADRs, equity shares or file any registration statement under the Securities Act with respect to the foregoing or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ADSs, ADRs, equity shares, or any other securities convertible into or exercisable or exchangeable for ADSs, ADRs or equity shares, whether any such transaction described in (1) or (2) above is to be settled by delivery of ADSs, ADRs, equity shares or such other securities, in cash or otherwise or (3) take any action to increase materially the number of ADRs or ADSs outstanding under the facility by a new offering of equity shares (other than the equity shares issued pursuant to this Offering) or by assisting in a transfer of equity shares by any existing shareholder. The foregoing sentence shall not apply to (A) the sale of any ADSs, ADRs or equity shares to the underwriters in the Offering pursuant to the underwriting agreement or the sale of equity shares in the concurrent QIP, (B) the issuance, sale or grant by us of equity shares or options to purchase our equity shares, or equity shares upon exercise of options or warrants, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus supplement or the accompanying prospectus, or the conversion of a security outstanding on the date of this prospectus supplement which is described in this prospectus supplement or the accompanying prospectus, or (C) transactions by any person other than us relating to our equity shares, ADSs, ADRs or other securities acquired in open market transactions after this Offering.

The underwriters expect that delivery of the ADSs will be made against payment for the ADSs on or about                     , 2018 as described on the cover page of this prospectus, which will be the            business day following the pricing date of the ADSs (this settlement cycle being referred to as “T+            ”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs on any date prior to            business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, financial advisory, commercial and investment banking services and other services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We have agreed with the underwriters to indemnify each other against certain liabilities, including liabilities arising under the Securities Act, or to contribute to payments that the other may be required to make in respect thereof.

The global coordinators and joint bookrunners may be contacted at the following addresses: Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, United States; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, United States; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY10179, United States; Morgan Stanley & Co. LLC, 1585 Broadway, New York, NY 10036, United States.

DISTRIBUTION AND SOLICITATION RESTRICTIONS

The distribution of this prospectus supplement and the accompanying prospectus or any offering material and the offering, sale or delivery of the ADSs is restricted by law in certain jurisdictions. Therefore, persons who may come into possession of this prospectus supplement and the accompanying prospectus or any offering material are advised to consult with their own legal advisors as to what restrictions may be applicable to them and to observe such restrictions. This prospectus supplement and the accompanying prospectus may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorized.

General

No action has been taken or will be taken that would permit a public offering of the ADSs to occur in any jurisdiction, or the possession, circulation or distribution of this prospectus supplement and the accompanying prospectus or any other material relating to the Bank or the ADSs in any jurisdiction where action for such purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement and the accompanying prospectus nor any offering materials or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This Prospectus supplement and the accompanying prospectus are not a disclosure document under Chapter 6D of the Corporations Act 2001 of the Commonwealth of Australia (the “Australian Corporations Act”), has not been and will not be lodged with the Australian Securities and Investments Commission (the “ASIC”) as a disclosure document for the purposes of the Australian Corporations Act and does not purport to include the information required of a disclosure document under the Australian Corporations Act. ASIC has not reviewed this prospectus supplement and the accompanying prospectus or commented on the merits of investing in the ADSs, nor has any other Australian regulator. This Prospectus supplement and the accompanying prospectus do not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia.

No offer of the ADSs is being made in Australia, and the distribution or receipt of this prospectus supplement and the accompanying prospectus in Australia does not constitute an offer of securities capable of acceptance by any person in Australia, except in the limited circumstances described below relying on certain exemptions in the Corporations Act. Accordingly,

i.	the offer of the ADSs in Australia under this prospectus supplement and the accompanying prospectus may only be made to those select persons who are able to demonstrate that they are “Wholesale Clients” for the purposes of Chapter 7 of the Australian Corporations Act and fall within one or more of the following categories: “Sophisticated Investors” that meet the criteria set out in Section 708(8) of the Australian Corporations Act, “Professional Investors” who meet the criteria set out in Section 708(11) and as defined in Section 9 of the Australian Corporations Act, experienced investors who receive the offer through an Australian financial services licensee where all of the criteria set out in section 708(10) of the Australian Corporations Act have been satisfied or senior managers of the Bank (or a related body, including a subsidiary), their spouse, parent, child, brother or sister, or a body corporate controlled by any of those persons, as referred to in section 708(12) of the Australian Corporations Act; and

ii.	this prospectus supplement and the accompanying prospectus may only be made available in Australia to those persons who are able to demonstrate that they are within one of the categories of persons as set forth in clause (i) above.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive prospectus supplement or prospectus, advertisement or other offering material relating to any of the ADSs may be distributed in Australia except where disclosure to investors is not required under Chapter 6D of the Australian Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. As any offer of the ADSs under this prospectus supplement and the accompanying prospectus will be made without disclosure in Australia under the Australian Corporations Act, the offer of those ADSs for resale in Australia within 12 months may, under sections 707 or 1012C of the Australian Corporations Act, require disclosure to investors under the Australian Corporations Act if none of the exemptions in the Australian Corporations Act apply to that resale. Accordingly, any person who acquires the ADSs pursuant to this prospectus supplement and the accompanying prospectus should not, within 12 months of acquisition of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under the Australian Corporations Act or unless a complaint disclosure document is prepared and lodged with the Australian Securities and Investments Commission. Any person who accepts an offer of the ADSs under this prospectus supplement and the accompanying prospectus must represent that, if they are in Australia, they are such a person as set forth in clause (i) above and acknowledge the restrictions on the on-sale of the ADSs set out above.

The provisions that define the exempt categories of person as set forth in clause (i) above are complex, and, if you are in any doubt as to whether you fall within one of these categories, you should seek appropriate professional advice regarding those provisions. This prospectus supplement and the accompanying prospectus are intended to provide general information only and has been prepared without taking into account any particular person’s objectives, financial situation or needs. Investors should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Investors should review and consider the contents of this prospectus supplement and the accompanying prospectus and obtain financial advice specific to their situation before making any decision to make an application for the ADSs.

Bahrain

This prospectus supplement and the accompanying prospectus have been prepared for private information purposes of intended investors only. This prospectus supplement and the accompanying prospectus are intended to be read by the addressee only. No invitation has been made in or from the Kingdom of Bahrain and there will be no marketing or offering of the ADSs to any potential investor in Bahrain. All marketing and offering is made and will be made outside of the Kingdom of Bahrain. The Central Bank of Bahrain or any other regulatory authority in Bahrain has not reviewed, nor has it approved, this offering document or the marketing of the ADSs and takes no responsibility for the accuracy of the statements and information contained in this prospectus supplement and the accompanying prospectus, nor shall it have any liability to any person for any loss or damage resulting from reliance on any statements or information contained herein.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the Offering.

Cayman Islands

This prospectus supplement and the accompanying prospectus do not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The ADSs are not offered or sold, and will not be offered or sold, directly or indirectly, to the public in the Cayman Islands.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus supplement and the accompanying prospectus, you should consult an authorized financial adviser. For the avoidance of doubt, the ADSs are not interests in a “fund” or a “collective investment scheme” within the meaning of either the Collective Investment Law (DIFC Law No. 2 of 2010) or the Collective Investment Rules Module of the Dubai Financial Services Authority Rulebook.

In relation to its use in the DIFC, this prospectus supplement and the accompanying prospectus are strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

This prospectus supplement and the accompanying prospectus have been prepared on the basis that this Offering will be made pursuant to an exemption under the Prospectus Directive as implemented in member states of the European Economic Area (“EEA”) from the requirement to produce and publish a prospectus which is compliant with the Prospectus Directive, as so implemented, for offers of the ADSs. Accordingly, any person making or intending to make any offer within the EEA or any of its member states (each, a “Relevant Member State”) of the ADSs which are the subject of the placement referred to in this prospectus supplement and the accompanying prospectus must only do so in circumstances in which no obligation arises for the Bank or any of the underwriters to produce and publish a prospectus which is compliant with the Prospectus Directive, including Article 3 thereof, as so implemented for such offer. For EEA jurisdictions that have not implemented the Prospectus Directive, all offers of the ADSs must be in compliance with the laws of such jurisdictions. None of the Bank or the underwriters have authorized, nor do they authorize, the making of any offer of the ADSs through any financial intermediary, other than offers made by the underwriters, which constitute a final placement of the ADSs.

In relation to each Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the ADSs which are the subject of the Offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

i.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

ii.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the underwriters nominated by the Bank for any such offer; or

iii.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of the ADSs shall result in a requirement for the publication by the Bank or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as such expression may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. For the purposes of this provision, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

Each subscriber for, or purchaser of, the ADSs in the Offering located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive. The Bank, each underwriter and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended; the “FIEL”) and each underwriter has represented and agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Jordan

The ADSs are being offered in Jordan on a cross border basis based on a private one-on-one contacts to no more than 30 pre-identified potential investors and accordingly the ADSs will not be registered with the Jordanian Securities Commission and a local prospectus is not required. This prospectus supplement and the accompanying prospectus may not be used for a public offering in Jordan of the ADSs.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

The Offering has not been approved by the Kuwait Central Bank or the Kuwait Ministry of Commerce and Industry, nor has the Bank received authorization or licensing from the Kuwait Central Bank or the Kuwait Ministry of Commerce and Industry to offer, market or sell the ADSs within Kuwait. Therefore, no services relating to the Offering, including the receipt of applications and/or the allotment of ADSs, may be rendered within Kuwait by the Bank or persons representing the Bank.

Mauritius

The ADSs are not being offered to the public in Mauritius and nothing in the prospectus supplement and the accompanying prospectus or any information contained herein may be treated as a prospectus for the purposes of the Securities Act 2005 of Mauritius. The Mauritius Financial Services Commission (the “FSC”) has neither reviewed nor approved the prospectus supplement and the accompanying prospectus and the Bank does not hold any license issued by the FSC. Accordingly, the prospectus supplement and the accompanying prospectus have not been registered with the FSC. ADSs are being offered by way of private placement only to the person to whom such offer has been made.

Only persons licensed by the FSC as investment dealers, investment advisers or investment bankers conducting activities as an investment dealer or investment adviser may market and carry out any form of solicitation in Mauritius in respect to the offer, distribution or sale of the ADSs. Where solicitation does not exist, a licensee as distributors of financial products may distribute the ADSs. The ADSs may not be offered, distributed or sold, directly or indirectly, in Mauritius, except as permitted by applicable Mauritius law, including but not limited to the Securities Act 2005 of Mauritius.

The Bank has not been authorized (or recognized) and does not intend to seek authorization (or recognition) with the FSC, and the FSC expresses no opinion as to the matters contained in the prospectus supplement and the accompanying prospectus and as to the merits of an investment in the Bank. There is no statutory compensation scheme in Mauritius in the event of the Bank’s failure.

New Zealand

This prospectus supplement and the accompanying prospectus are not a prospectus. They have not been prepared or registered in accordance with the Securities Act 1978 of New Zealand (the “New Zealand Securities

Act”). This prospectus supplement and the accompanying prospectus are being distributed in New Zealand only to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, within the meaning of section 3(2)(a)(ii) of the New Zealand Securities Act (“Habitual Investors”). By accepting this prospectus supplement and the accompanying prospectus, each investor represents and warrants that if they receive this prospectus supplement and the accompanying prospectus in New Zealand they are a Habitual Investor and you will not disclose this prospectus supplement and the accompanying prospectus to any person who is not also a Habitual Investor.

Oman

By receiving this prospectus supplement and the accompanying prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus supplement and the accompanying prospectus have not been approved by the Capital Market Authority of Oman (the “CMA”) or any other regulatory body or authority in the Sultanate of Oman (“Oman”), nor have the underwriters or any placement agent acting on their behalf received authorization, licensing or approval from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute interests in the ADSs within Oman.

No marketing, offering, selling or distribution of any interests in the ADSs has been or will be made from within Oman and no subscription for any interests in the ADSs may or will be consummated within Oman. Neither the underwriters nor any placement agent acting on their behalf is a company licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor a bank licensed by the Central Bank of Oman to provide investment banking services in Oman. Neither the underwriters nor any placement agent acting on their behalf advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

The ADSs offered under this prospectus supplement and the accompanying prospectus have not and will not be listed on any stock exchange in the Sultanate of Oman.

Nothing contained in this prospectus supplement and the accompanying prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus supplement and the accompanying prospectus are for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

Qatar

This prospectus supplement and the accompanying prospectus do not, and are not intended to, constitute an invitation or an offer of securities in the State of Qatar (including the Qatar Financial Centre) and accordingly should not be construed as such. The ADSs have not been, and shall not be, offered, sold or delivered at any time, directly or indirectly, in the State of Qatar. Any offering of the ADSs shall not constitute a public offer of securities in the State of Qatar.

By receiving this document, the person or entity to whom it has been provided to understands, acknowledges and agrees that: (a) neither this prospectus supplement and the accompanying prospectus nor the ADSs have been registered, considered, authorized or approved by the Qatar Central Bank, the Qatar Financial Markets Authority, the Qatar Financial Centre Regulatory Authority or any other authority or agency in the State of Qatar; (b) neither the Bank nor persons representing the Bank are authorized or licensed by the Qatar Central Bank, the Qatar Financial Markets Authority, the Qatar Financial Centre Regulatory Authority, or any other authority or agency in the State of Qatar, to market or sell the ADSs within the State of Qatar; (c) this prospectus supplement and the accompanying prospectus may not be provided to any person other than the original recipient and is not for general circulation in the State of Qatar; and (d) no agreement relating to the sale of the ADSs shall be consummated within the State of Qatar.

No marketing of the ADSs has been or will be made from within the State of Qatar and no subscription to the ADSs may or will be consummated within the State of Qatar. Any applications to invest in the ADSs shall be received from outside of Qatar. This document shall not form the basis of, or be relied on in connection with, any contract in Qatar. Neither the Bank nor persons representing the Bank are, by distributing this document, advising individuals resident in the State of Qatar as to the appropriateness of investing in or purchasing or selling securities or other financial products. Nothing contained in this document is intended to constitute investment, legal, tax, accounting or other professional advice in, or in respect of, the State of Qatar.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a “Saudi Investor”) who acquires ADSs pursuant to the Offering should note that the offer of ADSs is an offer to “Sophisticated Investors” (as defined in Article 11 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the Board of the Capital Market Authority resolution number 1-28-2008 dated August 18, 2008 (the “KSA Regulations”)) for the purposes of Article 9 of the KSA Regulations. Each underwriter has represented, warranted and agreed that the offer of the ADSs will only be directed at Sophisticated Investors. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

The offer of ADSs shall not therefore constitute a “public offer” pursuant to the KSA Regulations, but is subject to the restrictions on secondary market activity under Article 17 of the KSA Regulations. Any Saudi Investor who has acquired ADSs as a Sophisticated Investor may not offer or sell those ADSs to any person unless the offer or sale is made through an authorized person appropriately licensed by the Saudi Arabian Capital Market Authority and (a) the ADSs are offered or sold to a Sophisticated Investor; (b) the price to be paid for the ADSs in any one transaction is equal to or exceeds Saudi Arabian Riyal 1 million or an equivalent amount; or (c) the offer or sale is otherwise in compliance with Article 17 of the KSA Regulations.

Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore and the ADSs are offered pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (“Securities and Futures Act”). Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor will the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the ADSs are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(i)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the Securities and Futures Act except:

•	to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1) or Section 275(1A) of the Securities and Futures Act, respectively;

•	where no consideration is given for the transfer;

•	where the transfer is by operation of law;

•	pursuant to Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa

Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii	the total contemplated acquisition cost of the securities, for any single addressee acting as principal, is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and the South African Companies Act Regulations of 2011 and has not been approved by, or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) or (b) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) or (b) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

The information contained in this prospectus supplement and the accompanying prospectus constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary

Services Act, No. 37 of 2002 (as amended or re-enacted) and should not be construed as an express or implied recommendation, guidance or proposal that any particular transaction in respect of the ADSs is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this prospectus supplement and the accompanying prospectus should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa.

No South African residents or offshore subsidiary of a South African resident may subscribe for or purchase any of the ADSs or beneficially own or hold any of the ADSs unless specific approval has been obtained from the financial surveillance department of the South African Reserve Bank (the “SARB”) by such persons or such subscription, purchase or beneficial holding or ownership is otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder (including, without limitation, the rulings issued by the SARB providing for foreign investment allowances applicable to persons who are residents of South Africa under the applicable exchange control laws of South Africa).

Switzerland

The ADSs may be offered in Switzerland on the basis of a private placement, not as a public offering. The ADSs will neither be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland, nor are they subject to Swiss law. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under Art. 652a or Art. 1156 of the Swiss Federal Code of Obligations or Art. 27 ff. et seq. of the Listing Rules of the SIX Swiss Exchange or the listing rules of any other stock exchange or regulated trading facility in Switzerland, and does not comply with the Directive for ADSs of Foreign Borrowers of the Swiss Bankers Association. We will not apply for a listing of the ADSs on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying prospectus may not comply with the information required under the relevant listing rules. The ADSs have not and will not be registered with the Swiss Federal Banking Commission or any other Swiss authority for any purpose, whatsoever. Neither this document nor any other offering or marketing material relating to the ADSs or the Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material related to the Offering, the Bank or the ADSs have been filed or will be filed with any Swiss regulatory authority, and the offer of ADSs will not be supervised by any Swiss regulatory authority. In particular, this Preliminary Placement document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

United Arab Emirates (excluding Dubai International Financial Centre)

The ADSs have not been, and are not being publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above. The information contained in this prospectus supplement and the accompanying prospectus does not constitute a public offer of securities in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. The Bank and the ADSs have not been approved or licensed by or registered with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or any other relevant licensing authorities or governmental agencies in the U.A.E. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. This prospectus supplement and the accompanying prospectus are being issued to a limited number of selected institutional and sophisticated investors, are not for general circulation in the U.A.E. and may not be provided to any person other than the original recipient or reproduced or used for any other purpose. If you do not understand the contents of this prospectus supplement and the accompanying prospectus, you should consult an authorized financial adviser. This prospectus supplement and the accompanying prospectus are provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Bank; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

No person may communicate or cause to be communicated any invitation or inducement to engage in any investment activity (within the meaning of section 21 of FSMA) received by it in connection with this Offering or sale of the ADSs other than in circumstances in which section 21(1) of FSMA does not apply to the Bank. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus supplement and the accompanying prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus supplement and the accompanying prospectus relates to may be made or taken exclusively by relevant persons.

LEGAL MATTERS

The validity of the ADSs offered pursuant to this prospectus supplement and the accompanying prospectus and the validity of the equity shares represented by the ADSs offered hereby will be passed upon by Cyril Amarchand Mangaldas, Mumbai, India, our Indian counsel. U.S. securities matters in connection with any offering made pursuant to this prospectus will be passed upon by Cravath, Swaine & Moore LLP, our U.S. counsel and for the underwriters by Davis Polk & Wardwell London LLP, U.S. counsel to the underwriters. Certain Indian legal matters relating to this Offering will be passed upon by AZB & Partners, Indian counsel to the underwriters.

PROSPECTUS

HDFC Bank Limited

American Depositary Shares

Representing

Equity Shares

From time to time, we may sell American Depositary Shares, or ADSs, representing our equity shares in amounts, at prices and on terms described in one or more supplements to this prospectus. Each ADS offered represents three equity shares.

This prospectus provides a general description of our ADSs. The specific terms of any offering of ADSs will be set forth in a supplement to this prospectus. The prospectus supplement may also add to, update or change the information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

We may offer and sell ADSs representing our equity shares to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for an offering will provide the specific terms of the plan of distribution.

Our ADSs are listed on the New York Stock Exchange under the symbol “HDB”. The last reported sale price of our ADSs on July 27, 2018 was US$109.7 per ADS.

Investing in our ADSs involves risk. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2018.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with additional or different information. This prospectus is not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

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ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or SEC, using a “shelf” registration process. This prospectus provides you with a general description of the ADSs representing our equity shares that we may offer. Each time we offer ADSs representing our equity shares, we will provide a supplement to this prospectus. The accompanying prospectus supplement will describe the specific terms of that offering, and may also include a discussion of any special considerations applicable to our ADSs. The accompanying prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. Please read carefully this prospectus and the accompanying prospectus supplement. In addition to the information contained in the documents, we refer you to the information contained under the headings “Available Information” and “Incorporation of Certain Information by Reference”. The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the ADSs offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC’s offices, each of which is listed under the heading “Available Information”.

All references in this prospectus and the accompanying prospectus supplement to “we”, “us”, “our”, “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited. Any reference in this prospectus and the accompanying prospectus supplement to “fiscal” shall be to our fiscal year ended or ending March 31.

AVAILABLE INFORMATION

We will furnish to holders of our ADSs, through the Depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our equity shares.

We have filed with the SEC a registration statement on Form F-3 and a registration statement on Form F-6 under the U.S. Securities Act with respect to the offered ADSs. This prospectus, which is a part of the registration statement on Form F-3, does not contain all of the information set forth in these registration statements. Statements made in this prospectus as to the contents of any contract, agreement or other document, are not necessarily complete. Where we have filed a contract, agreement or other document as an exhibit to these registration statements, we refer to the exhibit for a more complete description of the matter involved, and each of our statements in this prospectus with respect to that contract, agreement or document is qualified in its entirety by such reference.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we furnish to or file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with the SEC will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been furnished or filed with the SEC:

•	the Registration Statement on Form 8-A we filed with the SEC on July 16, 2001;

•	the Annual Report on Form 20-F we filed with the SEC on July 25, 2018 for the fiscal year ended March 31, 2018, which we refer to as our “2018 Form 20-F”; and

•	our current report on Form 6-K we furnished to the SEC on July 30, 2018 relating to our unaudited interim standalone financial results under accounting principles generally accepted in India, the requirements of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) and related regulations issued by the Reserve Bank of India (“RBI”) (collectively, “Indian GAAP”) as of and for the three months ended June 30, 2018.

We also incorporate by reference into this prospectus any future filings on Form 20-F made with the SEC pursuant to the Exchange Act of 1934, as amended (the Exchange Act), after the date of this prospectus and prior to the consummation of the offering of the ADSs, and to the extent designated therein, future reports on Form 6-K furnished to the SEC.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

We will provide without charge to each person, including any beneficial owner of our common shares or of ADSs, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Santosh Haldankar, HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India (Telephone: +91 22 6652 1099).

FORWARD-LOOKING STATEMENTS

We have included statements in this prospectus which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the Government of India (the “Government”), natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

CERTAIN DEFINITIONS

Term	Definition
2018 Form 20-F	means the Annual Report on Form 20-F we filed with the SEC on July 25, 2018 for the fiscal year ended March 31, 2018.

Banking Regulation Act	means the Banking Regulation Act, 1949.

Deposited securities	means the deposited shares and any additional securities, property and cash held by the custodian and received on or in substitution for the deposited shares.

DIPP	means the Department of Industrial Policy and Promotion.

DR Scheme	means the Depository Receipts Scheme, 2014.

FDI	means foreign direct investment.

FDI Policy	means the Consolidated Policy on Foreign Direct Investment.

FEMA Amendments	means amendments to the Foreign Exchange Management Act issued as part of the Finance Act, 2015.

FEMA Transfer or Issue of Security Regulations 2017	means the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017.

FII Regulations	means the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995.

FIIA	means the Foreign Investment Implementation Authority.

FIPB	means the Foreign Investment Promotion Board.

Foreign Exchange Management Act	means the Foreign Exchange Management Act, 1999.

FPI	means foreign portfolio investor.

FPI Regulations	means the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014.

Government	means the Government of India.

HDBFSL	means HDB Financial Services Limited.

HSL	means HDFC Securities Limited.

Indian Civil Procedure Code	means the Code of Civil Procedure, 1908.

Indian GAAP	means, collectively, accounting principles generally accepted in India, the requirements of the Banking Regulation Act and related regulations issued by the RBI.

NBFC	means non-banking financial company.

Term	Definition

ODIs	means offshore derivative instruments.

QFIs	means qualified foreign investors.

RBI	means the Reserve Bank of India.

SEBI	means the Securities and Exchange Board of India.

SOP	means the Standard Operating Procedure issued by the DIPP.

Takeover Code	means the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 2011, as amended.

THE BANK

This summary highlights certain information about us. Because it is a summary, it may not contain all of the information that you should consider before deciding whether or not you should purchase our ADSs. You should carefully read this prospectus, any accompanying prospectus supplement, if any, and the documents incorporated herein and therein by reference for a more complete understanding of our business. You should pay special attention to the sections entitled “Risk Factors” beginning on page 13 of this prospectus, and “Risk Factors” beginning on page 29 of our 2018 Form 20-F, our consolidated audited financial statements and the notes thereto in our 2018 Form 20-F and incorporated herein by reference, and our unaudited interim standalone financial results under Indian GAAP as of and for the three months ended June 30, 2018 and the notes thereto incorporated herein by reference.

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high quality services, advanced technology platforms and superior execution.

We have grown rapidly since commencing operations in January 1995. As of March 31, 2018, we had 4,787 branches, 12,635 ATMs in 2,691 cities and towns and 43.6 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs.9,067.0 billion as of March 31, 2017 to Rs.11,367.3 billion as of March 31, 2018. Our net income has increased from Rs.140.5 billion for fiscal 2017 to Rs.178.5 billion for fiscal 2018. Our loans and deposits as of March 31, 2018 were at Rs.7,263.7 billion and Rs.7,883.8 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2018, gross non-performing customer assets as a percentage of gross customer assets was 1.41%, while net non-performing customer assets constituted 0.61% of net customer assets. In addition, our net customer assets represented 96.2% of our deposits and our deposits represented 69.4% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.2% of total deposits as of March 31, 2018. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.4% for fiscal 2018. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 16.5% for fiscal 2018 and 14.9% for fiscal 2017, and at March 31, 2018 had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 14.82%. Our Common Equity Tier I (“CET-I”) ratio was 12.25% as at March 31, 2018.

We have three principal business activities: retail banking, wholesale banking and treasury operations:

Retail Banking. We consider ourselves a one-stop shop for the financial needs our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe have helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.

As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Wholesale Banking. We provide our corporate and institutional clients a wide array of commercial banking products and transactional services.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial paper, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

For our commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as small and mid-sized businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Loans to small and medium enterprises, which are generally in the nature of loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. Our capital markets transactional services include custodial services for mutual funds and clearing bank services for the major Indian stock exchanges and commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and co-operative banks.

Treasury Operations. Our treasury group manages our balance sheet, including our maintenance of reserve requirements and the management of market and liquidity risk. Our treasury group also provides advice and execution services to our corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, our treasury group seeks to optimize profits from our proprietary trading, which is principally concentrated on Indian Government securities.

Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. Our primary customers are multinational corporations, large and medium sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and non-resident Indians.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values—customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, employees and our community. HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the fourth consecutive year and were named the Best Domestic Bank—India by the Asiamoney India Banking Awards in 2017. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns and over 43.6 million customers, and of our total branches, 53% were in the semi-urban and rural areas. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers. We are leveraging new technology to offer all banking solutions through the digital platform, which can be accessed by customers across devices of their choice.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. We consider our high quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products.

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we are the largest credit card issuer in India with 10.7 million cards outstanding as of March 31, 2018, and the second largest card issuer (across both debit and credit cards) amongst private sector banks in India, with 35.0 million total cards outstanding as of March 31, 2018. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our non-banking financial company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as forms processing, documents verification and back-office services.

We are able to provide this wide range of products across our branch network, meaning we can provide our targeted rural customers with banking products and services similar to those provided to our urban customers, which we believe gives us a competitive advantage. Our wide range of products and focus on superior service and execution also create multiple cross-selling opportunities for us and, we believe, promote customer retention.

We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs.9,067.0 billion as of March 31, 2017 to Rs.11,367.3 billion as of March 31, 2018. Our net interest margin was 4.6% in fiscal 2017 and 4.7% in fiscal 2018. Our current and savings account deposits as a percentage of our total deposits were 43.5% as of March 31, 2018, and we believe this strong current and savings account profile has enabled us to tap into a low-cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets was 0.61% of net customer assets as of March 31, 2018. Our net income has increased from Rs.140.5 billion for fiscal 2017 to Rs.178.5 billion for fiscal 2018. Net income as a percentage of average total shareholders’ equity was 14.9% in fiscal 2017 and 16.5% in fiscal 2018 and net income as a percentage of average total assets was 1.7% in fiscal 2017 and 1.9% in fiscal 2018. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform

We continue to make substantial investments in our advanced technology platform and systems and expand our electronically linked branch network. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak. These networks have enabled us to improve our core banking services in such areas and provide a link between our branches and data centers.

Our aim has always been to improve customer experience through digital innovation as an “Experiential Leader” and we are constantly working to develop new technology and improve the digital aspects of our business. We have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. The first phase of our mobile banking app has been rolled out to consumers, while our forward outlook and initiatives taken in in artificial intelligence-led conversational banking have helped us introduce information, assistance and commerce chatbots. Furthermore, with the pilot launch of “IRA” (Intelligent Robotic Assistant), an interactive humanoid placed in a branch to help in servicing, we set a benchmark for what we believe to be a best in class digital experience for customers. Other recent major technological developments include LITE App (a bilingual mobile banking application that does not require an internet connection); Missed Call Recharge to top-up prepaid mobile phone minutes; a person-to-person smartphone payment solution called “Chillr”; PayZapp with SmartBuy, a payment system to improve the Bank’s e-commerce processing capabilities; and the creation of a virtual relationship manager for high net worth customers. We have also rolled out product innovations like pre-approved personal loans for salaried accounts granted in 10 seconds and “Digital Loan Against Securities (LAS) in under three minutes in three easy steps ”.

We have a dedicated digital innovation team to research and experiment with technology, which hosts a Digital Innovation Summit annually to attract new talent and business opportunities from the financial technology space. In addition, we have developed robust data analytic capabilities that allow us to cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how customers choose to interact with us. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention.

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of connecting with customers. We are in the process of putting in place advance models of these methods that we term “BBC” (Biometrics—BlockChain) in a “BBC Initiative”, together with conversational banking which is already in place (for example, our service Missed Call Commerce and Conversational Banking (“MCCB”)). We believe the BBC Initiative, which is most relevant for our connected customers, can help protect customer identity and establish authenticity (Biometrics) and promote secure and efficient interactions between customers and us (Blockchain), with an improved customer experience coming through artificial intelligence initiatives (Conversational Banking). For our customers with intermittent, limited or even no connectivity, or customers with evolving digital needs or preferences, we have introduced the MCCB service model and HDFC Bank LITE Banking (multilingual). We are continuously striving to improve our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to access and transact their banking accounts with the Bank.

In recent years we have been honored for our commitment to technology, including the Cisco-CNBC TV 18 Digitizing India Award for Innovations in the Financial Industry and Digital Banking, the IBA Banking Technology Award for Best Bank- IT Risk and Cyber Security Initiatives in 2017 the Best Bank—Banking Technology Excellence Award from IDRBT Banking Technology and the Businessworld Digital Leadership Award 2017 for Best Analytics Implementation. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.

We have an experienced management team

Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business.

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong HDFC Bank brand and our extensive branch and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies. In February 2017, we hosted our

Digital Innovation Summit to tap into emerging technological trends and innovations in the financial technology space.

While we currently provide a range of options for customers to access their accounts, including internet banking, telephone banking, and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire.

Cross-sell our broad financial product portfolio across our customer base

We are able to offer our complete suite of financial products across our branch network, including in our rural locations. By matching our broad customer base with our ability to offer our complete suite of products to both rural and urban customers across the retail banking, wholesale banking and treasury product lines, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve.

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets as a percentage of net customer assets was 0.61% as of March 31, 2018. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest bearing current and low-interest bearing savings account deposits were 43.5% of our total deposits as of March 31, 2018. Our average cost of funds (including equity) was 4.6% for fiscal 2017 and 4.4% for fiscal 2018.

Our Organization

We have two subsidiaries: HDBFSL and HDFC Securities Limited (“HSL”). HDBFSL is a non-deposit taking NBFC engaged primarily in the business of retail asset financing. HDBFSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs.447.5 billion and Rs.62.0 billion, respectively. HDBFSL’s net income was Rs.9.5 billion for fiscal 2018. As of March 31, 2018, HDBFSL had 1,165 branches across 831 cities in India. HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs.16.4 billion and Rs.10.0 billion, respectively. HSL’s net income was Rs.3.4 billion for fiscal 2018. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd., which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd., which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the Offering is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022.

RISK FACTORS

Please carefully consider the risk factors described in our filings on our 2018 Form 20-F made with the SEC, which are incorporated by reference in this prospectus, as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

USE OF PROCEEDS

We will use the new proceeds from the sales of the ADSs as set forth in the applicable prospectus supplement.

DESCRIPTION OF EQUITY SHARES

The Company

We are registered under Corporate Identity Number L65920MH1994PLC080618 with the Registrar of Companies, Maharashtra State, India. Our Memorandum of Association permits us to engage in a wide variety of activities, including all the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging.

Our authorized share capital is Rs.6,500,000,000 consisting of 3,250,000,000 equity shares of Rs.2 each.

Dividends

Under Indian law and subject to the Banking Regulation Act, a company pays dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

These distributions and payments are required to be deposited into a separate bank account within 5 days of the declaration of such dividend and paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved.

The Companies Act states that any dividends that remain unpaid or unclaimed after that period are to be transferred to a special bank account. Any dividend amount that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund, called the Investor Education and Protection Fund, created by the Government.

Our Articles of Association authorize our Board of Directors to declare interim dividends, the amount of which must be deposited in a separate bank account within five days and paid to the shareholders within 30 days of the declaration.

Under the Companies Act, final dividends payable can be paid only in cash to the registered shareholder at a record date fixed prior to the relevant annual general meeting, to his order or to the order of his banker.

Before paying any dividend on our shares, we are required under the Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred and any other item of expenditure not represented by tangible assets). We are permitted to declare dividends of up to 35.0% of net profit calculated under Indian GAAP without prior RBI approval subject to compliance with certain prescribed requirements. Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above-mentioned cap computed for the relevant accounting period.

Dividends may only be paid out of our profits for the relevant year arrived at after providing for depreciation or out of the profits of the company for any previous financial years arrived at after providing for depreciation and in certain contingencies out of the free reserves of the company, provided that in computing profits any amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value shall be excluded. Before declaring dividends, we are required by the RBI to transfer 25% of our net profits before appreciation (calculated under Indian GAAP) of each year to a reserve fund.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings calculated under Indian GAAP, the Companies Act permits our Board of Directors, subject to the approval of our shareholders, to distribute to the shareholders, in the form of fully paid-up bonus equity shares, an amount transferred from the company’s free reserves, securities premium account or the capital redemption reserve account. Bonus equity shares can be distributed only with the prior approval of the RBI. These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

Bonus shares can only be issued if the company has not defaulted in payments of the employees, such as, contribution to provident fund, gratuity and bonus statutory dues or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend. Further, listed companies are also required to follow the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009 (the “SEBI ICDR Regulations”) for issuance of bonus shares.

Preemptive Rights and Issue of Additional Shares

Subject to the Banking Regulation Act and other applicable guidelines issued by the RBI, the Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a resolution passed by three-fourths of the shareholders present and voting at a general meeting. Under the Companies Act and our Articles, in the event of an issuance of securities, subject to the limitations set forth above, we must first offer the new equity shares to the holders of equity shares on a fixed record date. The offer, required to be made by notice, must include:

•	the right exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer and shall not exceed 30 days. If the offer is not accepted, it is deemed to have been declined.

The Board is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with the Articles.

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within six months after the end of each fiscal. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10% of our paid up capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received (i) in the case of annual general meetings, from not less than 95% of the members entitled to vote at such meeting and (ii) in the case of any other general meeting, from the majority in number of members entitled to vote and who represent not less than 95% of such part of the paid-up share capital of the company. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.

The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors.

Voting Rights

Section 108 of the Companies Act and Rule 20 of the Companies (Management and Administration) Rules, 2014 deal with the exercise of right to vote by members by electronic means. In terms of Rule 20 of the Companies (Management and Administration) Rules, 2014, every listed company (other than a company referred to in Chapters XB or XC of the SEBI ICDR Regulations) is required to provide to its members facility to exercise their right to vote at general meetings by electronic means. Section 110 of the Companies Act allows such a company to transact all items of business at a general meeting, provided the company offers to its members a facility to exercise their right to vote at general meetings by electronic means. The Ministry of Corporate Affairs, has clarified that voting by show of hands would not be allowable in cases where Rule 20 is applicable.

A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. Under Section 12 of the Banking Regulation Act as amended with effect from January 18, 2013 by the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of 10% of the total voting rights of all the shareholders of the banking company, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10% to 26%. The Master Direction—Ownership in Private Sector Banks, Directions, 2016, issued by the RBI on May 12, 2016, states that the current level of ceiling on voting rights is 15%. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid up on each share held by such holder bears to the company’s total paid up capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

Unless the Articles provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) fifteen members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefore and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

ADS holders have no voting rights with respect to the deposited shares.

Annual Report

At least 21 clear days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s

Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account. The above-mentioned documents must also be made available for inspection at its registered office during working hours for a period of 21 days before the date of the annual general meeting. A statement containing the salient features of these documents in a prescribed manner (or copies of these documents) is required to be sent to every member of the company and to every debenture trustee at least 21 days before the date of the annual general meeting. Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account within 30 days of the conclusion of the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Register of Shareholders, Record Dates and Transfer of Shares

The equity shares are in registered form. We maintain a register of our shareholders in Mumbai. We register transfers of equity shares on the register of shareholders upon presentation of certificates in respect of the transfer of equity shares held in physical form together with a transfer deed duly executed by the transferor and transferee. These transfer deeds are subject to stamp duty, which has been fixed at 0.25% of the transfer price.

For the purpose of determining equity shares entitled to annual dividends, the register of shareholders is closed for a period prior to the annual general meeting. The Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 permit us, pursuant to a resolution of our Board of Directors and upon at least seven days’ advance notice to the stock exchanges, to set the record date and close the register of shareholders after seven days’ public notice for not more than 30 days at a time, and for not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights pertaining to the equity shares. Trading of equity shares and delivery of certificates in respect of the equity shares may, however, continue after the register of shareholders is closed.

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the Securities and Exchange Board of India (“SEBI”). These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty. We have entered into an agreement for such depository services with the National Securities Depository Limited and the Central Depository Services India Limited.

The SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositaries Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be done through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It is a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within 30 days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than 5.0% of our share capital.

Our transfer agent, Datamatics Business Solutions Limited, is located in Mumbai. Certain foreign exchange control and security regulations apply to the transfer of equity shares by a non-resident or a foreigner.

Disclosure of Ownership Interest

The provisions of the Companies Act generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable for an initial fine of up to Rs.50,000 coupled with a further fine of up to Rs.1,000 for each day this failure continues. However, under the Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.

Acquisition by the Issuer of Its Own Shares

The Companies Act permits a company to acquire its own equity shares and reduce its capital under certain circumstances. Such reduction of capital requires compliance with buy-back provisions specified in the Companies Act and by the SEBI.

ADS holders will be eligible to participate in a buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depository facility and then sell those equity shares back to us. ADS holders should note that equity shares withdrawn from the depository facility may only be redeposited into the depository facility under certain circumstances.

There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The position regarding participation of ADS holders in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the buy-back.

Liquidation Rights

Subject to the rights of depositors, creditors and employees, in the event of our winding up, the holders of the equity shares are entitled to be repaid the amounts of capital paid up or credited as paid up on these equity shares. All surplus assets remaining belong to the holders of the equity shares in proportion to the amount paid up or credited as paid up on these equity shares, respectively, at the commencement of the winding up.

Acquisition of the Undertaking by the Government

Under the Banking Regulation Act, the Government may, after consultation with the RBI, in the interest of our depositors or banking policy or better provision of credit generally or to a particular community or area, acquire our banking business. The RBI may acquire our business if it is satisfied that we have failed to comply with the directions given to us by the RBI or that our business is being managed in a manner detrimental to the interest of our depositors. Similarly, the Government may also acquire our business based on a report by the RBI.

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 2011, as amended (the “Takeover Code”), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5% or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5% or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2% or more of the outstanding shares/voting rights in the target company or if such change results in shareholding falling below 5%, if there has been a change from the previous disclosure.

No acquisition of shares/voting rights by an acquirer in a target company which entitles the acquirer, together with persons acting in concert with them, to 25% or more of such shares or voting rights is permissible unless the acquirer makes a public announcement of an open offer for acquiring the shares of the target company in the manner provided in the Takeover Code. The public announcement of an open offer is also mandatory where an acquirer who, together with persons acting in concert with them, holds 25% of the shares/voting rights in the target company, but less than the maximum permissible non-public shareholding, seeks to acquire an additional 5% or more of the shares/voting rights in the target company during any fiscal year. However, the Takeover Code applies only to shares or securities convertible into shares which carry a voting right. This provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

In terms of the Takeover Code, the acquirer or holder of shares/voting rights in a target company shall in accordance with the “Continual Disclosure” requirements disclose to the target company and the stock exchanges the details of holdings of equity shares/voting rights if such holding of shares/voting rights is 25% or more of the outstanding shares/aggregate voting rights as at March 31 every year.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issues the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Investors may hold ADSs either directly or indirectly through their broker or other financial institution. If an investor holds ADSs directly, by having an ADR certificate evidencing a specific number of ADSs registered in his name on the books of the depositary, or by holding an ADS in the depositary’s direct registration system, he is an ADR holder. This description assumes that the investor holds his ADSs directly. If an investor holds the ADSs through his broker or financial institution nominee, he must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Investors should consult with their broker or financial institution to find out what these procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on the depositary to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR, which contains the terms of the ADSs. Investors can read a copy of the amended and restated deposit agreement, which was filed as an exhibit to the registration statement on Form F-6 on September 9, 2015. Investors may also obtain a copy of the amended and restated deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to the investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its charges and expenses. The investor will receive these distributions in proportion to the number of deposited securities that the investor’s ADSs represent. To the extent practicable, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution if this is practicable and can be done in a reasonable manner. The depositary will distribute this cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

Shares

In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. The depositary will sell any shares which would result in fractional ADSs and distribute the net proceeds to the ADR holders entitled to them.

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish such evidence, the depositary may:

•	sell the rights, if practicable, and distribute the net proceeds as cash; or

•	if it is not practicable to sell the rights, allow the rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders or furnish evidence that the depositary may lawfully make any rights available to ADR holders.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either:

•	distribute such securities or property in any manner it deems equitable and practicable; or

•	to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and handled by the depositary in accordance with its then current practices).

The depositary may choose, after consultation with us, if practicable, any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain those items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

We cannot assure investors that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section available at https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancelation

The depositary issues ADSs upon the deposit of shares or evidence of rights to receive shares with the custodian after payment of the fees and expenses owing to the depositary in connection with such issuance.

Except for shares that we deposit, no shares may be deposited by persons located in India, residents of India or for, or on the account of, such persons. Under current Indian laws and regulations, the depositary cannot accept deposits of outstanding shares and issue ADRs evidencing ADSs representing such shares without prior approval of the Government. However, an investor who surrenders an ADS and withdraws shares may be permitted to redeposit those shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding shares purchased by a non-resident of India on the local stock exchange and issue ADSs representing those shares. However, in each case, the number of shares re-deposited or deposited cannot exceed the number represented by ADSs converted into underlying shares.

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. To the extent delivery of certificates is impracticable, the shares may be deposited by any other delivery means reasonably acceptable to the depositary or custodian, including by way of crediting the shares to an account maintained by the custodian with us or an accredited intermediary acting as registrar for the shares.

We will inform the depositary if any of the shares permitted to be deposited do not rank pari passu with other deposited securities and the depositary will arrange for the issuance of temporary ADSs representing such shares until such time as the shares become fully fungible with the other deposited securities.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All ADSs issued will be evidenced by way of registration in the depositary’s direct registration system, unless certificated ADRs are specifically requested by the holder. Rather than receiving a certificate, registered holders will receive periodic statements from the depositary showing the number of ADSs to which they are entitled. Certificated ADRs will be delivered at the depositary’s designated transfer office.

When an investor turns in his ADR certificate at the depositary’s office, or provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares. Delivery of deposited securities in certificated form will be made at the custodian’s office or, at the investor’s risk and expense, the depositary may deliver such deposited securities at such other place as may be requested by the investor. A stamp duty will be payable by the relevant ADR holder in respect of any withdrawal of shares, unless the shares are held in dematerialized form. Any subsequent transfer by the holder of the shares after withdrawal will require the approval of the RBI, which approval must be obtained by the purchaser and us under the provisions of the Foreign Management Regulation Act, 1999 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing the Bank’s transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

Investors who hold ADRs have no voting rights with respect to the deposited equity shares. The depositary will abstain from exercising the voting rights of the deposited equity shares. The RBI examined the matter relating to the exercise of voting rights by the depositary and issued a circular dated February 5, 2007 pursuant to which the Bank furnished to the RBI a copy of its agreement with the depositary. We have given an undertaking to the RBI stating that we will not recognize voting by the depositary if the vote given by the depositary is in contravention of its agreement with us and that we or the depositary will not bring about any change in our depositary agreement without the prior approval of the RBI.

Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, such shareholders may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the underlying shares and vote at such meetings.

Record Dates

The depositary may, after consultation with us, if practicable, fix record dates for the determination of the ADR holders, who will be entitled or obligated (as the case may be) to receive any distribution on or in respect of deposited securities, or to pay the fee assessed by the depositary for administration of the ADR program and any expenses provided for in the ADR, subject to the provisions of the deposit agreement.

Reports and Other Communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and at the transfer office any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. The depositary will distribute copies of such communications, or English translations or summaries thereof, to ADR holders when furnished by us.

Fees and Charges for Holders of American Depositary Shares

The depositary collects the following fees from holders of ADRs or intermediaries acting on their behalf:

Category	Depositary actions	Associated fee
(a) Issuing ADSs	Issuing ADSs upon deposits of shares, issuances in respect of share distributions, rights and other distributions, stock dividends, stock splits, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities.	US$5.00 for each 100 ADSs (or portion thereof) issued or delivered.

(b) Distributing dividends	Distribution of cash.	US$0.02 or less per ADS.

(c) Distributing or selling securities	Distribution to ADR holders of securities received by the depositary or net proceeds from the sale of such securities.	US$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

Category	Depositary actions	Associated fee

(d) Cancelation or reduction of ADSs	Acceptance of ADSs surrendered for withdrawal of deposited shares, or the cancelation or reduction of ADSs for any other reason.	US$5.00 for each 100 ADSs (or portion thereof) reduced, canceled or surrendered (as the case may be).

(e) Transferring, splitting or combining ADRs	Transfer, split or combination of depositary receipts.	US$1.50 per ADR.

(f) General depositary services	Services performed by the depositary in administering the ADRs.	US$0.01 per ADS per calendar year (or portion thereof).

(g) Other	Fees, charges and expenses incurred on behalf of holders in connection with:	The amount of such fees, charges and expenses incurred by the depositary and/or any of its agents.
• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

• the servicing of shares or other deposited securities;

• the sale of securities;

• the delivery of deposited securities;

• the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

• stock transfer or other taxes and other governmental charges;

• cable, telex and facsimile transmission and delivery charges;

• transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

• the conversion of foreign currency into U.S. dollars (which are deducted by the depositary out of such foreign currency); or

• the fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public or private sale of securities under the deposit agreement.

As provided in the amended and restated deposit agreement, the depositary may collect its fees for making cash and other distributions to holders by deducting fees from distributable amounts or by selling a portion of the distributable property. The depositary may generally refuse to provide services until its fees for those services are paid.

Fees Paid by the Depositary to us

Direct and Indirect Payments

The depositary has agreed to contribute certain reasonable direct and indirect expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, we may be required to repay to the depositary amounts contributed by them.

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2018.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	4,230,946.17 (approximately Rs.275.5 million	)

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution, and by holding or having held an ADR, the holder and all prior holders, jointly and severally, agree to indemnify, defend and save harmless the depositary and its agents. If an ADR holder owes any tax or other governmental charge, the depositary may:

•	deduct the amount thereof from any cash distributions; or

•	sell deposited securities and deduct the amount owing from the net proceeds of such sale.

In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled to them.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancelation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	take no action.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of ADR holders for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being notified of these changes, the ADR holder is deemed to agree to, and be bound by, such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair an ADR holder’s right to surrender its ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law. If a governmental or regulatory body adopts new laws, rules or regulations which require the deposit agreement or the ADS to be amended, the Bank and the depositary may make the necessary amendments, which could take effect before an ADR holder receives notice thereof.

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the remaining deposited securities and hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, in trust for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making those sales, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of India or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or regulation governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond its control shall prevent or delay, or shall cause it to be subject to any civil or criminal penalty in connection with any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•

it takes any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information;

•	it performs its obligations under the deposit agreement without gross negligence or willful misconduct; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.

The depositary will not be liable for the price received in connection with any sale of securities or any delay or omission to act nor will the depositary be responsible for any error or delay in action, omission to act, default or negligence on the part of the party retained in connection with any sale or proposed sale of securities.

The depositary may own and deal in any class of securities and in ADSs.

Disclosure of Interest in ADSs

From time to time we may request ADR holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which they own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

Investors in ADSs agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts, without risk, liability or expense on the part of the depositary, to comply with written instructions received from us requesting that it forward any such requests to investors in ADSs and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

We may restrict transfers of the shares where any such transfer might result in ownership of shares in contravention of, or exceeding the limits under, applicable law or our organizational documents. We may also instruct ADR holders that we are restricting the transfers of ADSs where such a transfer may result in the total number of shares represented by the ADSs beneficially owned by ADR holders contravening or exceeding the limits under the applicable law or our organizational documents. We reserve the right to instruct ADR holders to deliver their ADSs for cancelation and withdrawal of the shares underlying such ADSs and holders agree to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature, and information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs; and

•	the holder has complied with such regulations as the depositary may establish consistent with the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if any such action is deemed advisable by the depositary.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which, in the case of registered ADRs, shall include the depositary’s direct registration system. ADR holders may inspect the depositary’s designated records at all reasonable times. Such register may be closed at any time from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

The depositary may issue ADSs prior to the receipt of shares and deliver shares prior to the receipt of ADSs for the withdrawal of deposited securities. Each such transaction is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the person or entity to whom ADSs or shares will be delivered:

•	represents that, at the time of the pre-release, the applicant or its customer owns the shares or ADSs to be delivered;

•

agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until they have been delivered to the depositary or custodian;

•	unconditionally guarantees to deliver the shares or ADSs to the depositary or custodian, as applicable;

•	agrees to any additional restrictions or requirements that the depositary deems appropriate; and

•	the depositary has received collateral for the full market value of the pre-released ADSs or shares.

In general, the number of pre-released ADSs and shares is limited to 30% of all ADSs outstanding at any given time (without giving effect to those ADSs issued prior to the receipt of shares). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with pre-release transactions, including earnings on collateral but excluding the collateral itself.

The Depositary

The depositary is JPMorgan Chase Bank, N.A., a commercial bank offering a wide range of banking services to its customers both domestically and internationally. JPMorgan Chase Bank, National Association is a wholly-owned bank subsidiary of JPMorgan Chase &Co., a Delaware corporation.

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share		Total amount of dividends declared
			(in millions)
Relating to Fiscal	Rs.	US$	Rs.	US$
2014	6.85	0.105	16,433.5	252.4
2015	8.00	0.123	20,052.0	308.0
2016	9.50	0.146	24,017.8	368.9
2017	11.00	0.169	28,188.0	432.9
2018	13.00	0.200	33,736.2	518.1

Our dividends are generally declared and paid in the fiscal following the fiscal to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal. The shareholders have the right to decrease but not to increase the dividend amount recommended by the Board of Directors.

We pay a 17.7647% direct tax in respect of dividends paid by us. In addition, we pay a 12.0% surcharge on 17.7647% direct tax and an add-on education cess at the rate of 3.0% (4.0% effective April 1, 2018) of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied. Further, as per the provisions of Section 115BBDA of the Indian Income Tax Act, 1961, if the dividend income of a certain specified resident exceeds Rs.1.0 million, such dividend would be taxed at the rate of 10% plus surcharge and education cess on any amount exceeding Rs.1.0 million per shareholder.

Future dividends will depend on our revenues, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. One ADS represents three equity shares. Cash dividends in respect of the equity shares represented by ADSs will be paid to the depositary in Indian rupees and, except in certain instances, will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to ADS holders. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends.

PLAN OF DISTRIBUTION

We may offer and sell ADSs in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers or through any combination of these methods.

A prospectus supplement relating to a particular offering of ADSs may include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the ADSs;

•	the net proceeds to us from the sale of the ADSs;

•	any delayed delivery arrangements; and

•

any underwriting discounts and commissions, and other items constituting underwriters’ compensation; any initial public offering price; and any discounts or concessions allowed or re-allowed or paid to dealers.

The distribution of the ADSs may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices as set forth in a prospectus supplement with respect to such transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Consolidated Policy on Foreign Direct Investment (the “FDI Policy”) issued by the Government and the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”). The Foreign Exchange Management Act, when read together with the regulations issued in relation thereto by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

The Foreign Exchange Management Act has eased restrictions on current account transactions by non-residents. However, the RBI continues to exercise control over capital account transactions (i.e. those that alter the assets or liabilities, including contingent liabilities, of persons). The RBI has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. Amendments to the Foreign Exchange Management Act have been issued (the “FEMA Amendments”) as a part of the Finance Act, 2015, which restrict the role of the RBI to regulating capital account transactions relating to debt only. As a result of the amendments, the purchase and issuance of shares of Indian companies will be regulated by the Government. The effective date of the FEMA Amendments has not yet been notified. As a result, the Government will also have to issue appropriate rules and regulations that will replace the regulations issued by the RBI in relation to the type of capital account transactions that the Government will now regulate in accordance with the FEMA Amendments.

Further, on November 7, 2017, the RBI notified the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (the “FEMA Transfer or Issue of Security Regulations 2017”) to regulate the transfer by, or issue of securities to, persons resident outside India. The FEMA Transfer or Issue of Security Regulations 2017 prescribe that no prior consent and approval is required from the RBI for foreign direct investment (“FDI”) under an “automatic route” for certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments under the automatic route, but in excess of the specified sectoral limits, approval may be required from the relevant ministry/ministries of the Government and/or the RBI.

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated every year to include the regulatory changes effected in the interim. The Department of Industrial Policy and Promotion (“DIPP”), Ministry of Commerce & Industry, Government makes policy pronouncements on FDI through press notes/press releases which are notified by the RBI as amendments to the FEMA Transfer or Issue of Security Regulations 2017. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions are issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the circular on Consolidated FDI Policy from time to time.

The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DIPP that were in force as of August 27, 2017, and reflects the FDI Policy as of August 28, 2017. Certain actions such as those listed below require government approval in consultation with the DIPP by way of prior approval from the administrative ministries or departments:

•	foreign investments, including a transfer of shares, in excess of specified sectoral caps;

•

transfer of control and/or ownership (as a result of a share transfer and/or new share issuance) pursuant to an amalgamation, merger, or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•

foreign investments in a non-operating company which does not have any downstream investments for undertaking activities which are under Government route. Further, as and when such a company commences business or makes downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

•	foreign investments by an unincorporated entity in certain cases; and

•	foreign investment by swap of shares for sectors under the Government approval route.

On May 24, 2017, the Government announced its approval to phase out the Foreign Investment Promotion Board (“FIPB”), which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The DIPP has also issued the Standard Operating Procedure (“SOP”) for processing of applications and the decision of the Government under the existing FDI Policy. The SOP provides a list of administrative ministries and departments competent to grant approval in relation to the corresponding sector and the procedure for obtaining such approval. The abolition of the FIPB and the SOP are both set out in the Consolidated FDI Policy dated August 28, 2017.

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or Pakistan or any entity incorporated in Bangladesh or Pakistan may, with the prior approval of the Government, purchase shares, convertible debentures or preference shares of an Indian company subject to certain prescribed terms and conditions.

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government (acting through the concerned ministries or departments, in consultation with the DIPP and the Ministry of Commerce and Industry) or the RBI. The Government has indicated that in all cases where FDI is allowed under the automatic route pursuant to the Consolidated FDI Policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. For cases that do require an FDI approval, including cases approved by the Government in the past, the monitoring and compliance of conditions shall be done by the concerned administrative ministries and departments. Further, in cases where the approval of the Government is obtained, no approval of the RBI is required. In both cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The Government has set up the Foreign Investment Implementation Authority (the “FIIA”), in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate FDI approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits and also computation of foreign investment in private sector banks shall be as specified in the FDI Policy and the Foreign Exchange Management Act, and regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy dated August 28, 2017 issued by the Government, the following restrictions are applicable to foreign ownership in the Bank:

•

Foreign investors may own up to 74.0% of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% and up to 74.0% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments by foreign portfolio investors (“FPIs”) under the foreign portfolio investment scheme and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

•

An FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10.0% of the capital of the Indian banking company. The aggregate limit for FPI investment is limited to 24.0% of the capital of the Indian banking company. Subject to a resolution of the board of directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 74.0% of the total paid-up capital of a private sector banking company. No single non-resident Indian may own more than 5.0% of the total paid-up capital of a private sector banking company and the aggregate limit cannot exceed 10.0% of the total paid-up capital. However, non-resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e. entities in which non-resident Indians hold at least 60%) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. The existing individual and aggregate investment limits for an FPI in the Bank is 10.0% and 74.0% of the total paid-up equity share capital of the Bank, respectively.

•

Further, SEBI, through its circular dated April 5, 2018, put in place a new system for monitoring the foreign investment limits in listed Indian companies, and by its circular dated May 17, 2018, directed that the system be made operational from June 1, 2018. Accordingly, the listed Indian company shall have to appoint any one depository as its designated depository to facilitate the monitoring of the foreign investment limits. The Bank has appointed CDSL as the designated depository for this purpose.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 (the “FPI Regulations”) have replaced the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). The FPI Regulations were notified on January 7, 2014 and came into effect on June 1, 2014. In terms of the FPI Regulations, an FII who holds a valid certificate of registration from the SEBI shall be deemed to be a registered FPI until the expiry of the block of three years for which fees have been paid as per the FII Regulations. An FII shall not be eligible to invest as an FII after registering as an FPI under the FPI Regulations.

Further, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015 or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.

The FPI Regulations specify that the shares purchased by a single FPI or an investor group (which means the same set of ultimate beneficial person(s) investing through multiple entities) must be below 10.0% of the issued capital of a company. All existing investments by FIIs/QFIs/sub-accounts are grandfathered, i.e. if an FPI already holds 10.0% of the issued capital of a company, it is not required to divest its existing holdings to comply with the stipulation to hold “below 10.0%”.

Under the FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (“ODIs”) only if such ODIs are issued (i) to persons that are regulated by an appropriate foreign regulatory authority; and (ii) after compliance with applicable “know your client” norms. However, unregulated broad based funds, which are classified as Category II FPIs by virtue of their investment manager being appropriately regulated cannot issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Further, no Category III FPI can issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Any ODI issued under the FII Regulations before commencement of the FPI Regulations is deemed to have been issued under the FPI Regulations. On November 24, 2014, the SEBI issued a circular aligning the applicable eligibility and investment norms between the FPI regime and subscription through the ODI route. It has been clarified that an FPI can issue ODIs only to those subscribers who: (i) meet the eligibility criteria that are applicable to Category I FPI and Category II FPI under the FPI Regulations; and (ii) do not have “opaque structures”, as defined under the FPI Regulations. It has also been clarified that the investment restrictions applicable to FPIs under the FPI Regulations will apply to subscribers of ODIs as well. Existing ODI positions which are not in accordance with the SEBI circular dated November 24, 2014 may continue until the ODI contract expires.

In June 2016, the SEBI directed all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 25%, in the case of a company, and 15%, in the case of partnership firms, trusts and unincorporated bodies. ODI issuers are also required to identify and verify the person(s) who control the operations when no beneficial owner is identified based on the materiality threshold. Prescribed documents for verification of the ODI subscribers and the beneficial owners are required to be submitted by the ODI issuers, and the ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by it, if any, with the Indian Financial Intelligence Unit. The new guidelines came into effect on July 1, 2016.

Investors in ADSs do not need to seek the specific approval from the Government to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, the Companies (Issue of Global Depository Receipts) Rules, 2014 and the Depository Receipts Scheme, 2014 (the “DR Scheme”).

The Government notified the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 has been repealed except to the extent relating to foreign currency convertible bonds.

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. Permissible securities that can be issued by an Indian company through the depository receipt mechanism are “securities” as defined under the Securities Contracts (Regulation) Act, 1956, which includes, inter alia, shares, bonds, derivatives and units of mutual funds, and similar instruments issued by private companies, provided that such securities are in dematerialized form.

An Indian company can issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository can issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction. A “permissible jurisdiction” is defined as a foreign jurisdiction which is a member of the Financial Action Task Force on Money Laundering and whose securities market regulator is a member of the International Organization of Securities Commissions.

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the RBI guidelines relating to the acquisition by purchase or otherwise of shares of a private bank will apply to both resident and non-resident investors where such acquisition results in any person owning or controlling 5.0% or more of the paid up capital of the private bank.

The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors.

In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction.

EXPERTS

The consolidated financial statements of HDFC Bank Limited as of March 31, 2018 and 2017 and for each of the years in the three-year period ended March 31, 2018, and management’s assessment of the effectiveness of internal controls over financial reporting as of March 31, 2018 have been incorporated by reference in this registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG’s address is 1st Floor, Lodha Excelus, Apollo Mills Compound, N. M. Joshi Marg, Mahalaxmi, Mumbai – 400 011, India.

LEGAL MATTERS

The validity of the ADSs offered pursuant to this prospectus and the validity of the equity shares represented by the ADSs offered hereby will be passed upon by Cyril Amarchand Mangaldas, our Indian counsel.

ENFORCEMENT OF CIVIL LIABILITIES

We are a limited liability company incorporated under the laws of India. Our directors and members of our senior management, and substantially all experts named in this prospectus and any prospectus supplement, reside in India. Substantially all of our assets are located outside of the United States. In addition, a substantial portion of the assets of our directors and members of our senior management and of the non-resident experts are located in India. As a result, it may be difficult to effect service of process within the United States upon these persons or to enforce in U.S. courts judgments obtained in U.S. courts against these persons, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Recognition and enforcement of foreign judgments is provided for under Section 13 and Section 44A of the Code of Civil Procedure, 1908 (the “Indian Civil Procedure Code”) on a statutory basis. Section 13 of the Indian Civil Procedure Code provides that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon between the same parties or parties litigating under the same title, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India.

India is not a party to any international treaty in relation to the recognition and enforcement of foreign judgments. Section 44A of the Indian Civil Procedure Code provides that where a foreign judgment has been rendered by a superior court (within the meaning of that section) in any country or territory outside India which the Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by a competent court in India. Under Section 14 of the Civil Procedure Code, a court in India will, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the foreign judgment was pronounced by a court of competent jurisdiction, unless the contrary appears on record but such presumption may be displaced by proving want of jurisdiction. However, Section 44A of the Indian Civil Procedure Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalties and does not include arbitration awards. The United States has not been declared by the Government to be a reciprocating territory for the purposes of Section 44A.

A judgment of a court which is not in a reciprocating territory may be enforced in India only by a fresh suit upon the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the foreign judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the RBI under the Foreign Exchange Management Act to execute such a judgment or to repatriate any amount recovered, and any such amount may be subject to income tax in accordance with applicable laws. Any judgment in a foreign currency would be converted into rupees on the date of judgment and not on the date of payment.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ANNEX A: UNAUDITED REVERSE RECONCILIATION OF SELECTED FINANCIAL INFORMATION

We incorporate by reference in this prospectus certain financial information as of and for the three months ended June 30, 2018 and the three months ended June 30, 2017 based on our results prepared in accordance with Indian GAAP. The basis of the consolidated audited financial information incorporated by reference in this prospectus, which is presented in accordance with U.S. GAAP, is different from Indian GAAP in certain respects. We present below a reverse reconciliation from U.S. GAAP to Indian GAAP of total equity and net income as of and for the year ended March 31, 2018.

The following table is a reconciliation of consolidated shareholders’ equity in accordance with U.S. GAAP to consolidated shareholders’ funds determined under Indian GAAP as of March 31, 2018.

Particulars	As of March 31, 2018
(Rs. in millions)
Shareholders’ equity in accordance with U.S. GAAP	1,174,163.6
Significant differences between U.S. GAAP and Indian GAAP
(a) Allowance for credit losses	1,085.0
(b) Loan acquisition costs and fees	(11,238.7)
(c) Investments	3,020.0
(d) Deferred income taxes	(6,535.4)
(f) Provisions for guarantees	2,548.0
(g) Foreign exchange and derivatives	(1,052.1)
(h) Business combination	(67,015.4)
Others	1016.2

Shareholders’ funds under Indian GAAP	1,095,991.2

The following table is a reconciliation of consolidated net income in accordance with U.S. GAAP to consolidated net profit determined under Indian GAAP for the year ended March 31, 2018.

Particulars	Year ended March 31, 2018
(Rs. in millions)
Consolidated net income in accordance with U.S. GAAP	178,514.9
Significant differences between U.S. GAAP and Indian GAAP
(a) Allowance for credit losses	4,152.1
(b) Loan acquisition costs and fees	(2,183.9)
(c) Investments	(1,820.4)
(d) Deferred income taxes	(753.9)
(e) Stock based compensation	6,594.6
(f) Provisions for guarantees	1,528.4
(g) Foreign exchange and derivatives	(932.8)
Others	1.2

Consolidated net profit determined under Indian GAAP	185,100.2

The following are the principal differences between U.S. GAAP and Indian GAAP that apply to the Bank:

a. Allowance for credit losses

Under U.S. GAAP, the Bank establishes a specific allowance and records an unallocated allowance based on management’s best estimate of losses inherent in the loan portfolio, which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

The Bank’s retail loan portfolio comprises a large number of homogeneous loans. The specific allowance on the retail loan portfolio is based on factors such as the nature of the underlying product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios for the respective loan against securities. The unallocated allowance for the retail loan portfolio is recorded by product type. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its unallocated allowance for retail loans based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard retail loan portfolio. Subsequent recoveries, if any, against write-offs, are adjusted to the Bank’s provision for credit losses in the consolidated statement of income.

The allowance for wholesale loans consists of specific and unallocated components. Specific allowance for such credit losses is based upon management’s view of the probability of recovery and the prevailing economic conditions. The Bank establishes specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at such loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write-offs, are adjusted to the Bank’s provision for credit losses in the consolidated statement of income. In light of the significant growth in the size and diversity of its wholesale loan portfolio, the Bank also establishes an unallocated allowance for its wholesale standard loans based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its wholesale unallocated allowance based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard wholesale loan portfolio.

Under Indian GAAP, Specific loan loss provisions in respect of non-performing advances are made based on management’s assessment of the degree of impairment of wholesale and retail advances, subject to the minimum provisioning level prescribed by the RBI. The specific provision levels for retail non-performing assets are also based on the nature of the underlying product and delinquency levels. Specific loan loss provisions in respect of non-performing advances are charged to the Statement of Profit and Loss and included under Provisions and Contingencies. Non-performing advances are written off in accordance with the Bank’s policies. Recoveries from bad debts written-off are recognized in the Statement of Profit and Loss and included under Other Income.

In relation to non-performing derivative contracts, as per applicable RBI guidelines, the Bank makes a provision for the entire amount of overdue and future receivables relating to the positive marked-to-market value of the derivative contracts. The Bank maintains a general provision for standard assets including credit exposures computed as per the current marked-to-market values of the respective interest rate and foreign exchange derivative contracts, and gold at levels stipulated by RBI from time to time. In the case of overseas branches, a general provision on standard advances is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI.

Provisions made in addition to the Bank’s policy for specific loan loss provisions for non-performing assets and regulatory general provisions are categorized as floating provisions. Creation of floating provisions is considered by the Bank up to a level approved by the Board of Directors. In accordance with the RBI guidelines and per the policy approved by the Board, floating provisions are only used for contingencies under extraordinary circumstances and for making specific provisions for impaired accounts as per these guidelines or any regulatory guidance or instructions.

In addition to the above, the Bank makes contingent provisions on a prudential basis on advances or exposures that are not non-performing assets, but where the Bank has reason to believe on the basis of the environment or specific information, or of relevant regulatory guidance or instructions, that a slippage of a specific advance or a group of advances or exposures or potential exposures is possible.

b. Loan acquisition costs and fees

Loan acquisition costs principally consist of commissions paid to third-party referral agents who obtain loans. Under U.S. GAAP, such costs and fees, other than nominal loan application fees which offset the related costs incurred, are deferred and amortized as a yield adjustment over the life of the loans. Under Indian GAAP, such costs are expensed as incurred and the fees are recognized as income when due.

c. Investments

Under both U.S. GAAP and Indian GAAP, Investments are classified as held for trading (“HFT”), held to maturity (“HTM”) or available for sale (“AFS”), based on management’s holding intent at the time of purchase.

Under U.S. GAAP, HFT investments are marked to market on each balance sheet date with both unrealized gains and losses included in net income. Under Indian GAAP, HFT investments are also marked to market, and any net unrealized loss arising on a portfolio basis is recognized in the statement of income, but net unrealized gains arising on a portfolio basis are not recognized.

Under U.S. GAAP, AFS investments are carried at their fair values with both unrealized gains and losses recorded in accumulated comprehensive income, a component of share holders’ equity. Under Indian GAAP, AFS investments are marked to market and any net unrealized loss arising on a portfolio basis is recognized in the statement of income, whilst net unrealized gains arising on a portfolio basis are not recognized.

Under U.S. GAAP, HTM investments are carried at amortized cost. Under Indian GAAP, HTM securities are carried at acquisition cost or at amortized cost if purchased at premium. Under both U.S. GAAP and Indian GAAP, an impairment loss is recognized for any impairment that is other than temporary. Under U.S. GAAP, an investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which the fair value has been below cost and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery.

Under Indian GAAP, transfers from the HTM category to the AFS category are permitted for any reason once a year, or more frequently if the RBI permits banks to do so. Under U.S. GAAP, such transfers are only permitted for certain specified reasons. Because of such transfers under Indian GAAP, the Bank has not established an HTM portfolio under US GAAP.

Under U.S. GAAP, purchased premiums and discounts are both amortized as yield adjustments over the life of the related instrument. Under Indian GAAP, purchased discounts are not amortized but are recognized upon sale or maturity of the instrument.

d. Deferred income taxes

Under U.S. GAAP, deferred tax assets and liabilities are recognized for future tax consequences of temporary differences between the carrying value of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the income statement for the period of enactment of the change.

Under Indian GAAP, deferred tax assets and liabilities are recognized for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantive enacted tax rates applicable on the balance sheet date. Deferred tax assets are recognized only to the extent there is reasonable certainty that the assets can be realized in future.

In addition, in the U.S. GAAP financial statements, the deferred tax effect of all other U.S. GAAP to Indian GAAP conversion differences is also recognized.

e. Stock based compensation

For U.S. GAAP purposes, the Bank has adopted the provisions of SFAS No. 123(R) “Accounting for Stock-Based Compensation” with effect from April 1, 2006. The fair value of stock-based compensation is estimated on the date of each grant based on a binomial pricing model.

Under Indian GAAP, the Bank uses the intrinsic value method to recognize its stock based compensation.

f. Provisions for guarantees

Under U.S. GAAP, the Bank makes provisions for probable loss on outstanding guarantees based on estimate of losses using a historical default rate. The Bank also recognizes the fair value of a guarantee as a liability (ASC 460).

Under Indian GAAP the Bank recognizes a provision only when it has a present obligation as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

g. Foreign exchange and derivatives

Under U.S. GAAP, the Bank recognizes derivative instruments and forward exchange contracts, as assets or liabilities in the balance sheet and measures them at fair value, unless those instruments qualify to be accounted for as hedge contracts. For derivatives and forward exchange contracts not designated as a hedge, changes in fair value are recognized in net income in the period of change.

Under Indian GAAP, the Bank recognizes all derivative instruments and forward exchange contracts as assets or liabilities in the balance sheet and measures them at the market value as per generally accepted practices prevalent in the industry. Derivative contracts designated as hedges are not marked to market unless their underlying transaction is marked to market. In respect of derivative contracts that are marked to market, changes in the market value are recognized in the Statement of Profit and Loss in the relevant period. Accordingly, certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under U.S. GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

h. Business combination

Under U.S. GAAP, the Bank accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The valuations are based on information available at the acquisition date. Purchase consideration in excess of the Bank’s interest and the net fair value of identifiable assets and liabilities acquired is recognized as goodwill. Intangible assets are amortized over their estimated useful lives.

Under Indian GAAP, amalgamation is permitted to be accounted for using the pooling of interest method. Accordingly, the assets and liabilities of acquired businesses are accounted at the values at which they appeared in the books of the amalgamated entity on the date of acquisition and provisions arising out of harmonization of accounting policies and estimates including those as prescribed in the amalgamation scheme are made for the difference between the net value appearing in the books of the acquired entity and value as determined by the acquirer. No goodwill or intangible assets were recognized in our past acquisitions.

HDFC Bank Limited

                     American Depositary Shares

Representing

                     Equity Shares

PROSPECTUS SUPPLEMENT

                    , 2018

Global Coordinators and Joint Bookrunners

BofA Merrill Lynch	Credit Suisse	J.P. Morgan	Morgan Stanley

Joint Bookrunners

BNP PARIBAS	Goldman Sachs	Nomura	UBS Investment Bank